Form 10-K, Exhibit 13
period 1994-05-31
WORTHINGTON INDUSTRIES INC
filed 1994-08-29
CIK 108516

EXHIBIT 13


PORTIONS OF 1994 ANNUAL REPORT TO SECURITY HOLDERS
INCORPORATED BY REFERENCE INTO FORM 10-K



From p. 21 of Annual Report
CONSOLIDATED STATEMENTS OF EARNINGS

	     In thousands, except per share                Year Ended May 31           1994            1993           1992
SALES    Net sales                                                                $1,285,134      $1,113,242     $ 971,346
       	 Cost of goods sold                                                        1,093,350         938,342       820,587

                              						                     Gross Margin                191,784         174,900       150,759
       	 Selling, general and administrative expense                                  72,372          68,809        62,402

  						                                             Operating Income                119,412         106,091        88,357
       	 Other income (expense):
	        Miscellaneous income                                                            389             598         1,289
    	    Interest expense                                                             (3,017)         (3,421)       (3,986)
    	    Equity in net income of unconsolidated affiliates                            18,851           4,587         5,440
    				                             Earnings Before Income Taxes and
                  		Equity in Cumulative Effect of Accounting Changes                135,635         107,855        91,100
    	    Income taxes                                                                 50,782          39,907        33,069
                  		      Earnings Before Equity in Cumulative Effect
                                       					    of Accounting Changes                 84,853          67,948        58,031
         Equity in cumulative effect of accounting changes of
	           unconsolidated affiliate                                                                                (3,058)

EARNINGS
                                              						     Net Earnings             $   84,853      $   67,948     $  54,973
                                				Average Common Shares Outstanding                 90,378          89,699        88,990

EARNINGS   Earnings (loss) per share:
PER SHARE     Before cumulative effect of accounting changes                            $.94            $.76          $.65
    	      Equity in cumulative effect of accounting changes of
           		 unconsolidated affiliate                                                                                (.03)

                                              						     Net Earnings                   $.94            $.76          $.62

See notes to consolidated financial statements.




Worthington Industries, Inc. and Subsidiaries
From p. 22 of Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			 Dollars in thousands, except for per share                               1994          1993         1992
COMMON        Balance at beginning of year                                   $    601      $    595     $    394
  SHARES         Sale of common shares under stock option plan,
            		   (375,155 in 1994; 909,539 in 1993; 530,603 in 1992)                4             7            4
       	      Par value of shares issued in connection with share split           301                        197
	             Purchase and retirement of common shares,
            		   (1,436 in 1994; 181,200 in 1993; 1,791 in 1992)                                 (1)
                                              							Balance at May 31       $    906      $    601         $595
ADDITIONAL    Balance at beginning of year                                   $ 81,250      $ 71,623       66,410
  PAID-IN     Sale of common shares under stock option plan,
  CAPITAL        (375,155 in 1994; 909,539 in 1993; 530,603 in 1992)            3,875         8,596        4,278
       	      Sale of shares under dividend reinvestment plan,
              		 (74,101 in 1994; 76,598 in 1993; 77,927 in 1992)               1,471         1,179        1,059
       	      Par value of shares issued in connection with share split          (301)                      (197)
       	      Transactions of unconsolidated affiliate                         10,134                         74
       	      Purchase and retirement of common shares,
              		 (1,436 in 1994; 181,200 in 1993; 1,791 in 1992)                   (2)         (148)          (1)

                                              							Balance at May 31       $ 96,427      $ 81,250      $71,623
MINIMUM
  PENSION     Balance at beginning of year                                     ($ 230)
  LIABILITY   Transactions of unconsolidated affiliate                         (1,444)        ($230)

	                                              						Balance at May 31        ($1,675)        ($230)       $
RETAINED      Balance at beginning of year                                    $356,567     $320,078     $288,194
  EARNINGS    Restatement - Note  J                                                                        4,056
              Balance at beginning of year - restated                          356,567      320,078      292,250
                                                   							Net earnings          84,853       67,948       54,973
       	      Cash dividends,
             		 (per share: $.367 in 1994; $.327 in 1993; $.305 in 1992)      (33,161)      (29,329)     (27,127)
       	      Purchase and retirement of common shares,
             		 (1,436 in 1994; 181,200 in 1993; 1,791 in 1992)                   (25)       (2,130)         (18)

                                               						Balance at May 31       $408,234      $356,567      320,078
See notes to consolidated financial statements.
Worthington Industries, Inc. and Subsidiaries




From p 23 of Annual Report
CONSOLIDATED BALANCE SHEETS

	     Dollars in thousands                          May 31                1994               1993

ASSETS     Current Assets
	      Cash and cash equivalents                                         13,275           $ 16,691
	      Short-term investments                                                                  898
	      Accounts receivable, less allowances of
      		 $2,535 and $2,351 at May 31, 1994 and 1993                     189,741            168,855
	      Inventories
		        Raw materials                                                 125,243            100,239
		        Work in process and finished products                          59,639             58,748
									                                                               184,882            158,987
	      Prepaid expenses and other current assets                         25,218             18,082
                             					       TOTAL CURRENT ASSETS           413,116            363,513
	      Investment in Unconsolidated Affiliates                           51,961             17,945
	      Other Assets                                                      25,935             19,359
	      Property, Plant and Equipment
      		 Land                                                             9,765              9,765
		       Buildings                                                      109,724            103,618
		       Machinery and equipment                                        390,685            363,573
		       Construction in progress                                        21,375             11,965
									                                                               531,549             88,921
    		 Less accumulated depreciation                                    223,988            195,529
				        					                                                       307,561            293,392
					                                    TOTAL ASSETS                   798,573            694,209
LIABILITIES   Current Liabilities
		 Accounts payable                                                    $ 97,699           $ 90,461
		 Notes payable                                                         10,000
		 Accrued compensation, contributions to
		    employee benefit plans and related taxes                           37,578             34,546
		 Dividends payable                                                      9,056              7,810
		 Other accrued items                                                   10,089              8,974
		 Income taxes                                                          14,607              3,996
		 Current maturities of long-term debt                                   1,490              1,165
                  					       TOTAL CURENT LIABILITIES                  180,519            146,952
	      Accrued Pension Cost                                                 792                507
	      Long-Term Debt                                                    54,136              5,626
	      Deferred Income Taxes                                             59,233             52,936
	      Contingent Liabilitites -- Note G
EQUITY Shareholders' Equity
	      Preferred shares, $1.00 par value, authorized-- 1,000,000 shares, issued and outstanding--none
	      Common shares, $.01 par value, authorized -- 150,000,000 shares, issued and outstanding--
      		 1994 --90,561,082 shares; 1993 --90,113,262 shares                 906                601
	      Additional paid-in capital                                        96,427             81,250
	      Minimum pension liability of unconsolidated affiliate             (1,674)              (230)
	      Retained earnings                                                408,234            356,567
						                                                        			       503,893            438,188
				 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $798,573           $694,209



From p 24 of Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands                    Year Ended May 31                            1994            1993          1992

OPERATING     Net earnings                                                 $84,853         $67,948       $54,973
ACTIVITIES    Adjustments to reconcile net earnings to net cash provided
		 by operating activities:
		 Depreciation                                                             32,385          29,204        26,887
		 Gain on sale of short-term investments                                     (911)
		 Provision for deferred income taxes                                       7,911           5,995         3,128
		 Equity in undistributed net income of
		    unconsolidated affiliates                                            (19,345)         (4,587)       (5,440)
		 Equity in cumulative effect of accounting changes of
		    unconsolidated affiliate                                               3,058
		 Changes in assets and liabilities:
		   Decrease (increase) in:
		     Short-term investments                                                                  129           458
		     Accounts receivable                                                 (20,886)        (18,684)      (24,070)
		     Inventories                                                         (25,895)        (21,326)      (13,501)
		     Prepaid expenses and other current assets                            (6,460)           (563)          824
		     Other assets                                                         (6,576)        (14,618)       (3,227)
		   Increase (decrease) in:
		     Accounts payable and accrued expenses                                15,493          23,069        30,238
		     Accrued pension cost                                                    285            (757)         (375)
		     Long-term deferred income taxes                                         114             (48)
			      NET CASH PROVIDED BY OPERATING ACTIVITIES                          60,854          65,924        72,905
INVESTING     Investment in property, plant and equipment, net             (46,554)        (29,140)      (45,120)
ACTIVITIES    Other, net                                                     1,287
			      NET CASH USED BY INVESTING ACTIVITIES                             (45,267)        (29,140)      (45,120)
FINANCING     Proceeds from (payments on) short-term borrowings             10,000                        (6,500)
ACTIVITIES    Proceeds from long-term debt                                                                 2,140
	      Principal payments on long-term debt                                 (1,165)         (3,263)       (4,092)
	      Proceeds from issuance of common shares                               5,350           9,782         5,341
	      Repurchase of common shares                                             (27)         (2,279)          (19)
	      Dividends paid                                                      (33,161)        (29,329)      (27,127)
			      NET CASH USED BY FINANCING ACTIVITIES                             (19,003)        (25,089)      (30,257)
	      Increase (decrease) in cash and cash equivalents                     (3,416)         11,695        (2,472)
	      Cash and cash equivalents at beginning of year                       16,691           4,996         7,468
			      CASH AND CASH EQUIVALENTS AT END OF YEAR                          $13,275         $16,691        $4,996

See notes to consolidated financial statements.
Worthington Industries, Inc. and Subsidiaries
From Page 25 of Annual Report





INDUSTRY SEGMENT DATA
		 In thousands                    May 31                  1994              1993              1992

SALES         Net Sales
		     Processed steel products                        $  920,199        $  767,682        $  668,578
		     Custom products                                    249,459           241,916           217,731
		     Cast products                                      115,476           103,644            85,037
                                          								     $1,285,134        $1,113,242        $  971,346

EARNINGS      Operating Income
		     Processed steel products                        $   98,062        $   79,187        $   70,317
		     Custom products                                     15,334            20,360            13,948
		     Cast products                                        6,016             6,544             4,092
                                                 									119,412           106,091            88,357
		     Miscellaneous income                                   389               598             1,289
		     Interest expense                                    (3,017)           (3,421)           (3,986)
		     Equity in net income of unconsolidated affiliates   18,851             4,587             5,440
                                          								     $  135,635        $  107,855        $   91,100
ASSETS        Identifiable Assets
		     Processed steel products                        $  471,458        $  428,891        $  410,051
		     Custom products                                    138,015           117,856           105,483
		     Cast products                                       75,733            69,843            62,350
		     Corporate                                           61,406            59,674            41,273
                                                 									746,612           676,264           619,157
		     Investment in unconsolidated affiliates             51,961            17,945             8,803
                                          								     $  798,573        $  694,209        $  627,960
DEPRECIATION  Depreciation Expense
		     Processed steel products                        $   19,075        $   17,745        $   15,927
		     Custom products                                      7,047             5,598             5,233
		     Cast products                                        4,095             3,900             3,879
		     Corporate                                            2,168             1,961             1,848
                                                 									$32,385        $   29,204        $   26,887
EXPENDITURES  Capital Expenditures
		     Processed steel products                        $   14,693        $    9,876        $   28,081
		     Custom products                                     19,086            12,640             9,345
		     Cast products                                        6,787             5,283             1,631
		     Corporate                                            5,988             1,341             6,063
                                          								     $   46,554        $   29,140        $   45,120
( ) Indicates deduction
Corporate expenses are allocated on a consistent basis among industry segments over the five-year period. Earnings are before income taxes and cumulative effect of accounting changes.  "Capital expenditures" are net of normal disposals and exclude amounts in connection with acquisitions and divestitures.
See notes to consolidated financial statements.

Worthington Industries, Inc. and Subsidiaries
From p. 26 of Annual Report




Notes To Consolidated Financial Statements

NOTE A - Summary of Significant Accounting Policies
Consolidation:  The consolidated financial statements
include the accounts of Worthington Industries, Inc. and Subsidiaries (the "Company"). Investments in unconsolidated affiliates are accounted for using the equity method.
Significant intercompany accounts and transactions are eliminated. Certain reclassifications were made to prior years' amounts to conform with the 1994 presentation.
     Cash and Cash Equivalents:  The Company considers all
highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
     Short-Term Investments: Short-term investments consist principally of common stocks carried at the lower of cost or market. Cost was $898,000 and market value was $1,516,000 at May 31, 1993.
     Inventories:  Inventories are valued at the lower of
cost or market. Cost is determined using the specific identification method for steel processing and the first-in, first-out method for all other businesses.
     Property and Depreciation:  Property, plant and
equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes.
     Capitalized Interest:  Interest is capitalized in
connection with construction of qualified assets.  Under
this policy, interest of $443,000 was capitalized in 1992.
     Post Retirement Benefits Other Than Pensions:  The
Company adopted Financial Accounting Standards Board issued Statement No. 106, "Employer's Accounting for Post
Retirement Benefits Other Than Pensions," effective June 1,
1993.  The adoption of this Statement did not have a
material impact on the Company's operating results or
financial position.  As permitted by Statement 106, the
Company elected not to restate the financial statements of
any prior years.
     Statements of Cash Flows: With respect to non-cash activities in fiscal 1994, the Company recorded its increased equity from the Rouge Steel Company's initial
public offering as an increase in  investments in
unconsolidated affiliates(see Note J). During fiscal 1993, $6,282,000 of inventory and $3,421,000 of fixed assets were reclassified to investments in unconsolidated affiliates as the initial investment in Worthington Armstrong Venture.
     Supplemental cash flow information for the years ended
May 31, is as follows:
In thousands                  1994           1993           1992
Interest paid               $ 2,973        $ 3,957        $ 4,129
Income taxes paid            39,957         35,548         29,591

     Fair Value of Financial Instruments: The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:
     Cash and cash equivalents, other assets, and long-term debt - The carrying amounts reported in the balance sheets approximate fair value.
     Short-term investments - The fair value for marketable equity securities are based on quoted market prices.
     The concentration of credit risks from financial instruments, related to the markets discussed in Review of Operations starting on page 6, are not expected to have a material effect on the Company's consolidated financial position, cash flow or future results of operations.
From p. 26 of Annual Report

NOTE B - Shareholders' Equity

On September 16, 1993 and on September 19, 1991, the Company's Board of Directors authorized three-for-two splits of the common shares, with distribution of the additional shares on October
22, 1993 and October 25, 1991, to holders of record on October 1, 1993 and October 4, 1991. Also on September 16, 1993, the shareholders adopted an amendment to the Certificate of Incorporation of the Company to increase the authorized number of common shares from 100,000,000 shares to 150,000,000 shares. References in this annual report to per share amounts and to the number of common shares have been adjusted, were appropriate, to give retroactive effect to the share splits. The Board of Directors is empowered to determine the issue prices, dividend rates, amounts payable upon liquidation, voting rights and other terms of the preferred shares when issued.













From pp. 26 & 27 of Annual Report

NOTE C - Debt
Debt at May 31, is summarized as follows:
In thousands                                     May 31   1994      1993

Short-term notes payable to bank - unsecured           $10,000    $      -
Industrial development revenue bonds and notes          14,909     15,359
Notes payable to banks - unsecured                      40,000     40,000
Other                                                      717      1,432
							65,626     56,791
Less current maturities                                 11,490      1,165
						       $54,136    $55,626

The Company had short-term notes payable to bank totaling $10,000,000, at May 31, 1994. The rate for these borrowings, which was 4.8% at May 31, 1994, is based on the bank's cost of funds plus a fixed percent. The Company has committed lines of credit permitting unsecured borrowings totaling $40,000,000, at rates below the prime rate. Of these lines of credit, $35,000,000 were unused at May 31, 1994, and do not require compensating balances. The industrial development revenue bonds and notes (IRBs) represent loans to purchase or obligations to lease facilities and equipment costing $24,601,000. The leases are accounted for as lease purchases with ownership passing to the Company at the expiration dates for nominal amounts. The IRBs mature serially through 2011 and may be retired in whole or in part at any time. During the year ended May 31, 1994, the Company fixed the interest rate on $11,265,000 of the IRBs at 5.9%. Of the remaining IRBs, $3,531,000 have a fixed interest rate of 8.0%, and $113,000 carry a variable interest rate based upon a percentage of the prime rate. At May 31, 1994, this interest rate was 4.7%.During the year ended May 31, 1994, the Company extended the maturity date of a $13,000,000 unsecured bank note payable from October 1997 to October 2001. This note carries a variable interest rate based on the Company's choice of one, two, three or six month London Interbank Offered Rates plus a fixed percent. At May 31, 1994, this rate was 5.0%. The Company may elect to convert to a fixed rate at any time during the term of the loan. The remaining $27,000,000 note payable is a 15 month evergreen note with a current maturity date of August 1995. At May 31, 1994, the interest rate on this note, based on the ninety-day London Interbank Offered Rate plus a fixed percent, was 4.9%. Various debt agreements place restrictions on financial conditions and require maintenance of certain ratios.
One of these restrictions limits cash dividends and certain other payments to $3,000,000 plus 75% of net earnings, as defined, subsequent to May 31, 1976. Retained earnings of $269,395,000 were unrestricted at May 31, 1994. Principal payments on long-term debt, including lease purchase obligations, in the next five fiscal years are as follows: 1995 -- $1,490,000; 1996 -- $27,660,000; 1997 --
$660,000; 1998 -- $4,191,000; 1999 -- $660,000; and thereafter --
$20,965,000. The Company is guarantor on bank loans for three separate joint ventures. The guarantees totaled $37,200,000 at May 31, 1994 and relate to debt with varying maturities.
The Company believes the guarantees will not significantly affect the consolidated financial position or future results of operations.


From p. 27 of Annual Report

NOTE D - Income Taxes

Income taxes for the years ended May 31, were as follows:

In thousands                     1994            1993            1992
Current:   Federal             $36,907         $29,329         $26,230
	   State and local              5,964           4,583           3,711
Deferred:  Federal               7,627           5,145           2,769
	   State                          284             850             359
		                     	       $50,782         $39,907         $33,069

The Company adopted Financial Accounting Standards Board Statement No.
109, "Accounting for Income Taxes," effective June 1, 1993. This change had no material effect on the Company's financial position nor its results of operations. As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years.
Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of May 31, 1994 are as follows:

In thousands
Deferred tax assets:
     Allowance for doubtful accounts                        $1,332
     Inventory                                                 939
     Accrued expenses                                        4,393
     Income taxes                                            1,665
     Other                                                     360
                                                 							     8,689

Deferred tax liabilities:
     Property, plant and equipment                          42,680
     Undistributed earnings of unconsolidated affiliates    16,553
                                                 							    59,233

Net deferred tax liability                                 $50,544


     The components of deferred income tax expense resulted from the use of the following:



In thousands                                                1993            1992
Accelerated depreciation                                    $4,379          $2,665
Undistributed earnings of unconsolidated affiliates          1,026           1,422
Other items                                                   (590)           (959)
                                                 							    $5,995          $3,128


	The reasons for the difference between the effective income tax rate and the statutory federal income tax rate were as follows:


					                                       1994            1993            1992
Federal statutory rate                      35.0%           34.0%           34.0%
State and local income taxes, net
   of federal tax benefit                    3.0             3.3             2.9
Other                                        (.6)           (0.3)           (0.6)
                                 					      37.4%           37.0%           36.3%



From pp. 27 & 28 of Annual Report

NOTE E - Employee Benefit Plans
      Nonunion employees of the Company participate in a current cash profit sharing plan and a deferred profit sharing plan. Contributions to and costs of these plans are determined as a percentage of the Company's operating income.
      Certain operations have non-contributory defined benefit pension plans covering a majority of their employees qualified by age and service. Company contributions to these plans comply with ERISA's minimum funding requirements.

      A summary of the components of net periodic pension cost for the defined benefit plans in 1994, 1993 and 1992, and the contributions charged to pension expense for the defined contribution plans follows:


In thousands                                     1994            1993           1992
Defined benefit plans:
	Service cost (benefits earned
	during the period)                             $1,089          $1,115          $1,087
	Interest cost on projected
	benefit obligation                              2,875           2,806           2,680
	Actual return on plan assets                   (1,222)         (5,666)         (4,713)
	Net amortization and deferral                  (2,544)          1,990           1,646
	Net pension cost on defined
	benefit plans                                     198             245             700
Defined contribution plans                       3,935           3,387           2,791
	Total pension expense                          $4,133          $3,632          $3,491


	Pension expense was calculated assuming a weighted average discount rate and an expected long-term rate of return on plan assets of 8%. Plan assets consist principally of listed equity securities and fixed income instruments.
The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets for defined benefit pension plans at May 31:

                                  				  Plans Whose                     Plans Whose
                                  				  Assets Exceed                   Accumulated
                                  				  Accumulated                     Benefits
                                  				  Benefits                        Exceed Assets
In thousands                      1994            1993            1994            1993
Actuarial present value of benefit obligations:
Vested                            $34,640         $31,651         $5,260          $4,967
    Accumulated                   $35,327         $32,134         $5,497          $5,038
Projected benefit obligation      $35,327         $32,134         $5,497          $5,239
Plan assets at fair value          40,935          40,289          4,607           4,644
Projected benefit obligation less than
  (in excess of) plan assets      $ 5,608         $ 8,155          ($890)         ($ 595)

    Comprised of:
Accrued pension cost              $  -            $ -             $ (718)          $(395)
Prepaid pension cost                1,334             376             -               -
Unrecognized:
    Net gain                        9,575          11,180            (31)            208
	Prior service cost                (7,568)         (5,943)          (631)           (677)
Unrecorded net asset (obligation)
   at transition,
   net of amortization              2,267           2,542            (41)            (37)
Adjustment to recognize minimum
  liability                          -               -               531             306
                            				  $ 5,608         $ 8,155         $ (890)          $(595)




From p. 28 of Annual Report


NOTE F -- Stock Options

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Stock Option
Committee. Generally, options are exercisable at the rate of 20% a year beginning one year from date of grant and expire ten years thereafter. Common shares under option:

In thousands,                        Price Range     Number of Options
except per share                     Per Share       1994    1993    1992
Exercised                            $2.62- $9.50    375     909     531
At May 31,
	Outstanding                         $2.62- $9.50    1,164   1,541   2,483
	Exercisable                                           933   1,143   1,499
	Available for grants                                4,500   4,500   4,500


The options outstanding at May 31, 1994, were held by 190 persons, had an average exercise price of $9.00 per share and had expiration dates ranging from May 1997 to February 2000.


From p. 28 of Annual Report

NOTE G -- Contingent Liabilities

	The Company is a defendant in certain legal actions. In the opinion of management, the outcome of these actions, which is not clearly determinable at the present time, would not significantly affect the Company's consolidated financial position or future results of operations.


From p. 28 of Annual Report

NOTE H - Industry Segment Data

   Industry segment descriptions on the inside front cover, Company locations on page 34, and segment data on page 25 of the annual report are an integral part of these financial statements.

   Sales for processed steel products and custom products include $161,602,000 in 1994, $130,483,000 in 1993 and $125,723,000 in 1992 to a major automobile manufacturer purchasing through decentralized divisions and subsidiaries in different geographical areas.


From p. 28 of Annual Report

NOTE I -- Related Party Transactions

The Company engages in purchases and sales of certain raw materials and services to/from affiliated companies at prevailing market prices. Sales for fiscal 1994 and 1993 totaled $62 million and $55 million, respectively. Accounts receivable related to these transactions were $9 million and $5 million at May 31, 1994 and 1993, respectively. Purchases for fiscal 1994, 1993 and 1992, totaled $168 million, $157 million, and $139 million, respectively. Accounts payable related to these transactions included
$22 million and $21 million at May 31, 1994 and 1993, respectively.


From pp. 28 & 29 of Annual Report

NOTE J - Investment in Unconsolidated Affiliates

The Company's investments in affiliated companies which are not majority owned or controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Worthington Specialty Processing (50%), London Industries, Inc. (60%), Worthington Armstrong
Venture (50%), TWB Company (50%) and Rouge Steel Company (28%).

	During 1994, the Company increased its voting ownership in Rouge, an integrated steel mill located in Detroit, Michigan. Accordingly, the Company changed its method of carrying the investment from cost to equity as required by generally accepted accounting principles. The financial statements of prior years have been restated back to fiscal 1990, the year of the original investment in Rouge. The effect of the restatement was to increase 1993 net income by $1,745,000 or $.02 per share and to decrease 1992 net income by $562,000 or $.01 per share. Included in the 1992 restatement was equity in Rouge's cumulative effect of adopting FASB Statements 106 and 109, which decreased net income by $3,058,000 or $.03 per share. Certain reclassifications were made to prior year's amounts to conform with the 1994 presentation.

	The Company's equity interest in Rouge for the restatement periods is shown at 25%.  After Rouge's initial public offering (IPO), completed in April 1994, the Company's interest is 28%.  Rouge sold 5,601,800 shares in the IPO for
$123,000,000.  The Company recorded its increased equity in Rouge from the IPO
($10,046,000), which is net of deferred taxes ($5,405,000), as additional paid-in capital.  The market value of the Company's investment in Rouge at
May 31 1994, was approximately $156 million.

	At May 31, 1994, the Company's share of the underlying net assets of Rouge exceeded the investment by $10,667,000. The excess is being amortized into income by increasing equity in net income of unconsolidated affiliates using the straight-line method over 14 years.

	Financial information for affiliated companies accounted for by the equity method is as follows:


In thousands                               1994             1993          1992
Current assets                          $  514,407      $  363,745
Noncurrent assets                          153,937         123,550
Current liabilities                        267,372         168,741
Noncurrent liabilities                     166,862         256,923
Minority interests                          21,199           9,857
Net sales                                1,189,470       1,070,560       $984,572
Gross margin                               106,309          58,700         48,491
Income before accounting changes            64,152          15,887         17,783
Net income                              $   64,152      $   15,887       $ (1,470)

	The Company's share of undistributed earnings of unconsolidated affiliates included in consolidated retained earnings was $24,571,000 at May 31, 1994.


From p. 29 of Annual Report


NOTE K - Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1994 and 1993:

In thousands,                                 Three Months Ended
except per share                Aug.          Nov.          Feb.          May
1994
Net sales                  $ 289,890       $ 295,894       $ 323,130       $ 376,220
Gross margin                  44,064          43,056          48,179          56,485
Net earnings                  19,898          19,412          19,740          25,803
Earnings per share         $    0.22          $ 0.21          $ 0.22        $   0.29

1993
Net sales                  $ 250,061       $ 261,295       $ 275,821       $ 326,065
Gross margin                  36,504          39,698          43,274          55,424
Net earnings                  14,316          15,114          15,032          23,486
Earnings per share            $ 0.16          $ 0.17          $ 0.17          $ 0.26


As more fully described in Note J, the Company changed its method of carrying the investment in Rouge Steel Company from cost to equity effective for the quarter ended February 1994. The effect of the change was to increase previously
reported net earnings for certain prior quarters. For quarters ended August 1992, August 1993, and November 1993 income increased by $1,448,000 ($.02 per share), $3,541,000 ($.04 per share), and $3,548,000 ($.03 per share), respectively.  The effect on all other quarters was not significant.


From page 29 of Annual Report


REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Worthington Industries, Inc.

We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and Subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Industries, Inc. and Subsidiaries at May 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note J to the consolidated financial statements, the Company's 1993 and 1992 financial statements have been restated to retroactively adopt the equity method of accounting for an investment in an affiliated company previously carried at cost.


					      /s/Ernst & Young
					       ERNST   &   YOUNG

Columbus, Ohio
June 13, 1994


From pp 30-31 of Annual Report


ELEVEN YEAR SELECTED FINANCIAL DATA
		In thousands, except per share       May 31     1994          1993          1992        1991          1990

FINANCIAL       Net Sales                        $1,285,134   $1,113,242  $  971,346    $ 871,528    $914,339
RESULTS         Cost of Goods Sold                1,093,350      938,342     820,587      742,601     768,961
		Gross Margin                                      191,784      174,900     150,759      128,927     145,378
		Selling, General & Administrative Expense          72,372       68,809      62,402       57,507      55,093
		Operating Income                                  119,412      106,091      88,357       71,420      90,285
		Miscellaneous Income                                  389          598       1,289        1,039       1,200
		Interest Expense                                   (3,017)      (3,421)     (3,986)      (4,807)     (4,245)
		Equity in Net Income of Unconsolidated Affiliates  18,851        4,587       5,440        7,416       1,655
		Earnings From Continuing Operations Before Taxes
		   and Accounting Changes                         135,635      107,855       91,100      75,068      88,895
		Income Taxes                                       50,782       39,907       33,069      27,264      32,891
		Earnings From Continuing Operations  Before
		   Accounting Changes                              84,853       67,948       58,031      47,804      56,004
		   Per Share                                         0.94         0.76         0.65        0.54        0.62
		Depreciation                                       32,385       29,204       26,887      23,843      20,790
		Cash Provided By Operating Activities              60,854       65,924       72,905      35,039      69,698
		Cash Dividends                                     33,161       29,329       27,127      24,054      22,856
		  Per Share                                        0.3669       0.3270       0.3048      0.2706      0.2537
		Capital Expenditures                              $46,554      $29,140      $45,120     $63,319     $54,558
		Average Shares Outstanding                         90,378       89,699       88,990      88,877      90,102
FINANCIAL       Current Assets                     $413,116     $363,513     $311,247    $275,724    $312,943
POSITION        Current Liabilities                 180,519      146,952      130,855     107,382     133,253
		Working Capital                                   232,597      216,561      180,392     168,342     179,690
		Net Fixed Assets                                  307,561      293,392      293,456     275,223     235,747
		Total Assets                                      798,573      694,209      627,960     570,225     561,897
		Long-Term Debt                                     54,136       55,626       57,345      59,032      42,468
		Shareholders' Equity                              503,893      438,188      392,295     359,053     345,243
		  Per Share                                          5.56         4.86         4.39        4.05        3.85
		Total Capital                                    $558,029     $493,814     $449,640    $418,085    $387,711
		Shares Outstanding                                 90,561       90,113      89,308       88,702      89,652


From p 32 of Annual Report


SHAREHOLDER INFORMATION

Quarterly Volume, Price and Dividend Information

										                                                                             NASDAQ
Fiscal 1993                  Shares          Average       Price Earnings              Prices                Cash
Quarter Ended                Traded         Daily Volume   Ratio Range          Low           High         Dividends

August 31                  8,428,975        129,677            23-26         $  14.33      $ 16.50         $   0.080
November 30               14,706,504        233,437            20-25         $  12.42      $ 15.75         $   0.080
February 28               13,732,252        225,119            22-29         $  14.33      $ 18.50         $   0.080
May 31                     8,993,043        140,516            24-29         $  16.50      $ 19.83         $   0.087

Fiscal 1994
Quarter Ended
August 31                 12,384,658        190,533            25-29         $  18.50      $ 21.67         $   0.087
November 30               19,720,615        313,026            21-27         $  16.75      $ 21.00         $   0.090
February 28               10,159,228        163,859            22-27         $  17.25      $ 21.00         $   0.090
May 31                     8,686,601        137,883            22-24         $  18.25      $ 20.50         $   0.100


At May 31, 1994 (9,789 Shareholders)



From p. 33 of Annual Report

Share Trading

Shares of Worthington Industries common stock are traded in the over-the-counter market as part of the NASDAQ National Market System. The Company is identified by the NASDAQ symbol "WTHG" and in most newspaper listings as "WorthtnInd."