Form 10-K, Exhibit 13
WORTHINGTON INDUSTRIES INC
filed 1995-08-28
CIK 108516

EXHIBIT 13


        PORTIONS OF 1995 ANNUAL REPORT TO SECURITY HOLDERS
             INCORPORATED BY REFERENCE INTO FORM 10-K


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

     Fiscal 1995 was the third consecutive record year for the

Company.  Net sales of $1.484 billion, net earnings of $116.7 million and earnings per share of $1.29 were all records,

increasing 15%, 38% and 37%, respectively.  This followed a

strong fiscal 1994 when net sales of $1.285 billion, net earnings of $84.9 million and earnings per share of $.94 had increased

15%, 25% and 24%, respectively.

     Profitability after taxes continued to improve in 1995.

Return on sales rose to 7.9% in fiscal 1995 from 6.6% in 1994 and

6.1% in 1993.  Return on average assets increased to 13.6% in

1995 from 11.4% in 1994 and 10.3% in 1993.  Return on average shareholder's equity rose to 21.3% from 18.0% in 1994 and 16.4%

in 1993.

     Every quarter during the fiscal year was a record as the

Company continued to benefit from high demand in its markets.

The economy continued to expand and most product lines stayed strong throughout the year.

     The higher sales for 1995 and 1994 were largely as a result of higher volume and order levels.  Both years included some selling price increases, as higher raw material prices were

generally passed through to customers.

     Cost of goods sold increased 14% in 1995, slightly less than the sales increase, and 17% in 1994.  In both years, higher raw material costs offset the benefits gained from leveraging fixed costs, cost reductions and the increased productivity that

resulted from higher volumes.

     Gross margin increased 25% in 1995, following a 10% increase in 1994.  As a percentage of sales, gross margin was 16.1% in

1995, 14.9% in 1994 and 15.7% in 1993.  Margins improved in 1995 as the expanding economy provided a more favorable environment for passing raw material price increases to customers.  In 1994,

margins were squeezed as some selling price increases did not match raw material cost increases and new job start-up

inefficiencies existed in Custom Products.

     Selling, general and administrative expense increased 18% in fiscal 1995 and 5% in 1994 because of the higher sales volumes and increased profit sharing from the higher profits.  Profit sharing is not a fixed cost and represented 24% of total selling,

general, and administrative expense in 1995 and 1994.  Selling,

general and administrative expense as a percentage of sales was

6.2% in 1993, 5.6% in 1994 and 5.7% in 1995.

     Operating income for core businesses increased 29% after a

13% increase in 1994.  As a percentage of sales, operating income was up to 10.4% from 9.3% in 1994 and 9.5% in 1993.

     Interest expense increased 100% in 1995 following a 12%

decrease in fiscal 1994.  In 1995, both the average debt

outstanding and the average interest rate increased.  In 1994,

higher average debt outstanding was offset somewhat by a lower average interest rate.  The increases in average debt outstanding were due to the Company's aggressive capital spending program and increasing working capital to support the sales growth.  The average interest rate was 6.2% in 1995, up from 4.0% in 1994 and

4.7% and 1993.

     Equity in net income of unconsolidated affiliates increased

103% in 1995, after a 311% increase in 1994.  This followed a 16%

decline in 1993.  The majority of the increases came from the equity in Rouge Steel which continued to benefit from the

favorable market environment for integrated steel producers and higher steel prices.  TWB Company is still in a start-up mode,

but its loss was down significantly from 1994.  Worthington

Armstrong Venture (WAVE) contributed to the increased equity in

1995 as demand for its products was favorable and the plant in

France became profitable in its first full year of operation.

     Income taxes increased in line with earnings for fiscal

1995.  The effective tax rate increased slightly to 37.5% from

37.4% in 1994 and 37.0% in 1993.  Increases in state tax rates and a shift in sales to higher state rates was offset by

permanent differences which became a larger percentage of pre-tax earnings.  The increase from 1993 to 1994 resulted from the

higher rates and decreased deductions from the "Omnibus Budget

Reconciliation Act of 1993.


Processed Steel Products

     In 1995, sales of processed steel products rose 12% to

$1,028 million and operating income and increased 15% to $112.4 million, both setting records. Return on sales increased to 10.9%

from 10.7%.  The steel processing operations continued to gain market share as demand remained strong due to the expanding

economy, increased auto production and strength in the non-

automotive sector.  The sales increase was attributable mostly to higher volume and, to a lesser extent, higher prices as increases from the steel mills were generally passed through to customers.

In pressure cylinders, high worldwide demand led to higher

volumes in most product lines, particularly the largest lines,

steel portables and non-refillables.  The cylinder sales increase also contained a price factor, as selling prices rose to reflect the increase in steel prices and the higher cost of the newly required "quick connect" valve.

     In fiscal 1994, sales increased 20% and operating income

rose 24%.  Steel processing experienced favorable automotive and non-automotive markets and pressure cylinders had excellent

growth in its major product lines.

     In May the Company announced plans to build a steel

processing facility in Delta, Ohio.  This plant will have

pickling, slitting and galvanizing capabilities and will be

supported by a supply agreement with the North Star/BHP mini-mill located adjacent.  This arrangement is expected to complement the supply/equity relationship with Rouge Steel and purchases from other mills.


Custom Products

     Custom Products posted record results, as sales increased

21% to $302.1 million and operating income increased 29% to $19.8 million.  Return on sales rose to 6.5% from 6.1% in 1994.  The plastics operation benefited from high demand for automobiles and non-automotive products.  The new plastics facility in St.

Matthews, South Carolina became profitable during the year and the new plant in Lebanon, Kentucky became profitable in its

fourth month of operation.  Metals sales and profits were up due to higher production levels and increased experience on new

contracts started last year.

     In fiscal 1994, this segment suffered through the loss of

major jobs due to the phase-out of certain car models and the normal start-up inefficiencies associated with new jobs.

Efficiencies and profits improved later in the year as the jobs became more mature.


Cast Products

     In the cast products segment, sales increased 33% to a

record $153.8 million, while operating income rose 261% to a record $21.7 million.  Return on sales increased to 14.2% from

5.2% in 1994.  This segment was led by strong demand for freight railcars, which drove volume and productivity gains.  Industry environment is favorable for this segment to take advantage of its market position for the foreseeable future.

     In fiscal 1994 sales of cast products rose 11% and operating income decreased 8%.  Demand for freight railcar castings

suffered temporarily, due primarily to the flooding in the

midwest and shipping problems caused by severe winter weather.



LIQUIDITY AND CAPITAL RESOURCES

     At May 31, 1995, the Company's balance sheet remained strong and flexible.  Working capital increased to $272.7 million,

representing 30% of total assets and 18% of sales, in line with historic trends.  The current ratio increased to 2.5 to 1 from

2.3 to 1 at May 31, 1994.  Total balance debt stood at $92

million.  Long-term debt was $53.5 million, only 8% of total capital.

     During 1995, the Company used $11.3 million of its beginning cash position, $66.4 million in cash provided by operating

activities, $4.2 million of proceeds from common shares and $28.2 million of net short-term borrowings to fund $61.5 million of capital expenditures, $10.9 million of investments in

unconsolidated affiliates and $36.3 million of cash dividends.

     Dividends paid during 1995 were a record and represented 31%

of net earnings.  Capital investment in businesses (capital

expenditures and investments in affiliates) increased 55% in

1995.  The most significant projects were the Lebanon, Kentucky plastics plant and a business information system for steel

processing.

     Accounts receivable, inventory, and accounts payable and

accrued expenses continued to increase to support the higher sales level.  Inventory turnover decreased to 6.0 times while days sales in accounts receivable increased to 46 days.

     The Company entered into a $150 million long-term revolving credit agreement with several banks during the fourth quarter,

replacing the $40 million unsecured line of credit.  At May 31,

1995, $110 million of the revolver was unused.  The Company's immediate borrowing capacity, plus its cash generated from

operations, should be more than sufficient to fund expected

normal operating costs, dividends, debt payments and capital expenditures for existing businesses.  While there are no

specific needs, the Company regularly considers long-term debt issuance as an alternative depending on financial market

conditions.

     The Company believes that environmental issues will not have a material effect on capital expenditures, consolidated financial position or future results of operations.