Form 10-K, Exhibit 13
period 1997-05-31
WORTHINGTON INDUSTRIES INC
filed 1997-08-28
CIK 108516

                                                                     Exhibit 13

                                  WORTHINGTON
                                  INDUSTRIES,
                                      INC.

                                      1997
                                 ANNUAL REPORT
                                TO SHAREHOLDERS

                          WORTHINGTON INDUSTRIES, INC.

                               1997 ANNUAL REPORT

                                    CONTENTS

                                                                                        PAGE
                                                                                        -----
A Message to Our Shareholders.........................................................    I-3
The Company...........................................................................    I-3
Stock Trading, Price and Dividend Information.........................................    I-4
Five Year Selected Financial Data.....................................................    I-5
Management's Discussion and Analysis..................................................    I-6
Consolidated Financial Statements
  Consolidated Balance Sheets -- May 31, 1997 and 1996................................   I-10
  Consolidated Statements of Earnings -- Years ended May 31, 1997, 1996 and 1995......   I-11
  Consolidated Statements of Shareholders' Equity -- Years ended May 31, 1997, 1996
     and 1995.........................................................................   I-12
  Consolidated Statements of Cash Flows -- Years ended May 31, 1997, 1996 and 1995....   I-13
  Industry Segment Data -- Years ended May 31, 1997, 1996 and 1995....................   I-14
Notes to Consolidated Financial Statements............................................   I-15
Report of Management..................................................................   I-26
Report of Independent Auditors........................................................   I-27
Company Locations.....................................................................   I-28
Officers & Directors..................................................................   I-29

                         A MESSAGE TO OUR SHAREHOLDERS

     This 1997 Annual Report contains the Worthington Industries, Inc. audited financial statements and all of the information that regulations of the Securities and Exchange Commission (the "SEC") require to be presented in an Annual Report to Shareholders. For legal purposes this is the Worthington Industries, Inc. 1997 Annual Report to Shareholders. Although attached to the Proxy Statement, this is not part of the Proxy Statement, is not deemed to be soliciting material, and is not deemed to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

     We invite our shareholders to also consider our 1997 Summary Annual Report, which accompanies the Proxy Statement. That Report presents information concerning the business and financial results of the Company in a format of detail we believe most of our shareholders will find useful and informative. Shareholders who would like to receive more detailed information may request our Annual Report on Form 10-K.

     THE WORTHINGTON INDUSTRIES, INC. ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO THE WORTHINGTON INDUSTRIES, INC. INVESTOR RELATIONS DEPARTMENT, 1205 DEARBORN DRIVE, COLUMBUS, OHIO 43085.

                                  THE COMPANY

     Worthington Industries, Inc. (together with its subsidiaries, the "Company") is a leading manufacturer of metal and plastic products. It conducts its business through three segments: processed steel products, custom products, and cast products. The Company's net sales for the fiscal year ending May 31, 1997 were approximately $1.9 billion.

PROCESSED STEEL PRODUCTS SEGMENT

     STEEL PROCESSING. Worthington Steel is an intermediate processor of flat rolled steel, processing approximately 3 million tons of steel per year. Its processing capabilities include pickling, slitting, rolling, annealing, edging, tension leveling, cut-to-length, configured blanking, laser blank welding, painting, nickel plating, and hot dipped galvanizing. Worthington Steel has approximately 1700 customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries.

     PRESSURE CYLINDERS. Worthington Cylinders produces portable low pressure liquid propane cylinders and refrigerant gas cylinders. Refrigerant gas cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers of barbecue grills, propane and gas grill distributors, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. The Company also produces recycle and recovery tanks for refrigerant gases, helium balloon kits, and high pressure cylinders for acetylene, medical, industrial, halon and electronic gases. Worthington Cylinders has over 2000 customers.

     METAL FRAMING. Dietrich Industries is the nation's leading producer of metal framing products for the commercial and residential building industries. Major customers include building products distributors, commercial and residential contractors, and gypsum producers.

     AFTERMARKET BODY PANELS. The Gerstenslager Company is a leading independent supplier of automotive aftermarket body panels in the United States. Major customers include domestic and transplant automotive and heavy duty truck manufacturers.

CUSTOM PRODUCTS SEGMENT

     CUSTOM PLASTICS. Worthington Custom Plastics is one of the nation's ten largest injection molded plastic parts suppliers. Processing capabilities include painting, foam-in-place molding, vacuum forming, intricate assembly, silk screening, vacuum metalizing, hot stamping, thermoforming, roll foiling and appliques. The Company sells to automobile manufacturers and their suppliers, and to manufacturers of appliances, lawn and garden products, recreational products, business equipment, audio equipment, furniture, and other items.

     PRECISION METALS. Worthington Precision Metals produces extremely close tolerance metal components for use in power steering, transmission, anti-lock brake and other automotive mechanical systems. Its customers are primarily automobile manufacturers and their first tier suppliers.

CAST PRODUCTS SEGMENT

     STEEL CASTINGS. Buckeye Steel Castings designs, produces and machines a broad line of railcar castings, as well as a wide variety of industrial castings in sizes from 100 lbs. to 30 tons. Buckeye is also North America's leading designer and producer of undercarriages for mass transit cars. Its products are sold to the railroad, mass transit, construction and off-highway equipment markets.

                 STOCK TRADING, PRICE AND DIVIDEND INFORMATION

     Worthington Industries, Inc. Common Stock trades on the Nasdaq Stock Market under the symbol "WTHG" and is listed in most newspapers as "WorthInd." As of May 31, 1997, Worthington Industries, Inc. had approximately 10,800 shareholders of record.

                                                                        NASDAQ
                                                        AVERAGE         PRICES
FISCAL 1996                                 SHARES       DAILY     ----------------      CASH
QUARTER ENDED                               TRADED      VOLUME      LOW       HIGH     DIVIDENDS
-------------                             ----------    -------    ------    ------    ---------
August 31..............................   17,304,700    266,266    $19.13    $23.25       $.11
November 30............................   24,815,800    393,902    $16.63    $20.25       $.11
February 29............................   17,686,900    285,273    $18.50    $22.13       $.11
May 31.................................   14,093,600    220,213    $19.50    $22.50       $.12
FISCAL 1997

QUARTER ENDED
-------------
August 31..............................   14,306,400    223,538    $17.50    $21.63       $.12
November 30............................   20,569,800    326,505    $19.00    $22.25       $.12
February 28............................   18,142,300    292,618    $18.13    $22.00       $.12
May 31.................................   14,394,800    228,489    $17.38    $21.00       $.13

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                       FIVE YEAR SELECTED FINANCIAL DATA

                     MAY 31                           1997          1996          1995          1994          1993
                     ------                       ----------    ----------    ----------    ----------    ----------
 In thousands, except per share

 FINANCIAL RESULTS
 Net Sales......................................   $1,911,720    $1,578,090    $1,565,675    $1,349,083    $1,167,896
 Cost of Goods Sold.............................    1,634,191     1,333,757     1,310,184     1,146,580       985,170
                                                    ---------     ---------     ---------     ---------     ---------
 Gross Margin...................................      277,529       244,333       255,491       202,503       182,726
 Selling, General & Administrative Expense......      123,283       101,829        90,241        76,430        71,765
                                                    ---------     ---------     ---------     ---------     ---------
 Operating Income...............................      154,246       142,504       165,250       126,073       110,961
 Miscellaneous Income...........................          936         1,013           648           955         1,140
 Interest Expense...............................     (18,427)       (8,687)       (6,673)       (3,460)       (3,961)
 Equity in Net Income of Unconsolidated
   Affiliates - Joint Ventures..................       13,777         7,333         6,216         (555)         1,816
 Equity in Net Income of Unconsolidated
   Affiliate - Rouge............................           --        21,729        32,111        19,406         2,771
                                                    ---------     ---------     ---------     ---------     ---------
 Earnings Before Income Taxes...................      150,532       163,892       197,552       142,419       112,727
 Income Taxes...................................       57,214        62,919        74,423        53,521        41,791
                                                    ---------     ---------     ---------     ---------     ---------
 Net Earnings...................................       93,318       100,973       123,129        88,898        70,936
   Per Share....................................         0.97          1.05          1.28          0.93          0.74
   Per Share - Core (without Rouge equity)......         0.97          0.90          1.06          0.79          0.72
 Depreciation and Amortization..................       51,388        41,458        36,384        34,468        31,307
 Cash Provided By Operating Activities..........       78,363       146,193        78,313        66,058        66,595
 Cash Dividends Declared........................       45,965        40,872        37,212        33,161        29,329
   Per Share....................................       0.4900        0.4501        0.4101        0.3669        0.3270
 Capital Expenditures...........................   $  172,905    $  119,286    $   71,314    $   49,386    $   29,826
 Average Shares Outstanding.....................       96,557        96,487        96,405        96,053        95,374

 FINANCIAL POSITION
 Current Assets.................................   $  594,128    $  505,104    $  474,853    $  435,465    $  384,722
 Current Liabilities............................      246,794       167,585       191,672       171,991       149,578
                                                    ---------     ---------     ---------     ---------     ---------
 Working Capital................................      347,334       337,519       283,181       263,474       235,144
 Net Fixed Assets...............................      691,027       544,052       358,579       323,649       308,731
 Total Assets...................................    1,561,186     1,282,424       964,299       837,707       731,419
 Total Debt*....................................      417,883       317,997       108,916        73,306        66,541
 Shareholders' Equity...........................      715,518       667,318       608,142       525,137       455,784
   Per Share....................................         7.40          6.91          6.30          5.46          4.76
 Total Committed Capital*.......................   $1,133,401    $  985,315    $  717,058    $  598,443    $  522,325
 Shares Outstanding.............................       96,711        96,505        96,515        96,236        95,788

 PERFORMANCE COMPARISON
 PROFITABILITY
 Return on Net Sales (after taxes)..............          4.9%          6.4%          7.9%          6.6%          6.1%
 Return on Average Total Committed Capital*
   (after taxes)................................          8.8%         11.9%         18.7%         15.9%         14.2%
 Return on Average Total Committed Capital* (pre
   tax & interest)..............................         15.9%         20.3%         31.0%         26.0%         23.3%
 Return on Average Shareholders' Equity
   (after taxes)................................         13.5%         15.8%         21.7%         18.1%         16.4%
 FINANCIAL CONDITION
 Current Ratio..................................          2.4X          3.0X          2.5X          2.5X          2.6X
 Total Debt*/Total Committed Capital*...........           37%           32%           15%           12%           13%
 ASSET USE
 Inventory Turnover.............................          6.4X          6.5X          6.0X          6.4X          6.4X
 Accounts Receivable/Days Sales.................           44            43            46            43            45
 GROWTH
 Net Sales......................................         21.1%          0.8%         16.1%         15.5%         14.4%
 Net Earnings...................................         -7.6%        -18.0%         38.5%         25.3%         18.9%
 Earnings Per Share.............................         -7.6%        -18.0%         37.6%         25.7%         17.5%
 Earnings Per Share - Core (without Rouge
   equity)......................................          7.8%        -15.1%         34.2%          9.7%         20.0%
 Cash Dividends Declared Per Share..............          8.9%          9.7%         11.8%         12.2%          7.3%

All financial data except cash dividends declared includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

* Excludes DECS of $88,494,000 at May 31, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                             RESULTS OF OPERATIONS

     Fiscal 1997 was the second most profitable year in the 42 year history of Worthington Industries for its core businesses. Record annual sales of $1.9 billion were up 21% versus the prior year reflecting the start-up of new facilities, the inclusion of full year results for Dietrich Industries (acquired February 1996), the acquisition of Plastics Manufacturing, Inc. (PMI) in December 1996, and the overall strength of the economy. Net earnings of $93.3 million and earnings per share of $.97 were up 8% over the prior year (adjusted to eliminate the Rouge Steel equity earnings). Earnings, before interest, taxes, depreciation, amortization and affiliate earnings, of $206.6 million were a record, up 12% over the prior year and 2% over fiscal 1995.

     Effective the first quarter 1997, the Company took certain steps that resulted in changing the accounting for its investment in Rouge Steel from the equity method to the cost method. Accordingly, results for fiscal 1997 do not reflect the equity earnings from Rouge Steel. The Company believes that to appropriately compare periods, prior years' results should be adjusted to eliminate the impact of Rouge Steel. Therefore, core business comparisons do not include Rouge Steel equity earnings.

     Fiscal 1996 sales of just under $1.6 billion were up 1% over fiscal 1995. For core businesses, net earnings of $86.8 million and earnings per share of $.90 were both down 15% from the Company's records in fiscal 1995.

     The Company continued its aggressive investment program during fiscal 1997. It completed three acquisitions, formed two joint ventures, started up its largest steel processing plant to date, broke ground on an even larger steel processing plant, and invested in several other significant capital projects.

     In June 1996, the Company purchased SCM Technologies (SCM), a Canadian manufacturer of high pressure industrial, medical, helium and electronic gas cylinders. In December 1996, the Company acquired the net assets of PMI, one of the largest manufacturers of plastic injection molded parts and thermoformed panels in the southeastern United States. PMI serves the business equipment, commercial airline, and medical industries. On February 21, 1997, the Company acquired The Gerstenslager Company (Gerstenslager) in a tax free pooling of interests, stock-for-stock exchange. Gerstenslager is a major independent producer of automotive aftermarket body panels in the United States. Results for the Company are restated to include Gerstenslager for all periods presented.

     In November 1996, the Company and Rouge Steel formed a joint venture to build a light gauge hot dipped galvanizing facility in Monroe County, Michigan. The joint venture, called Spartan Steel Coating, broke ground late in fiscal 1997 and is scheduled to be on line in fiscal 1998. The Company owns 52% of the joint venture and will manage the facility.

     In February 1997, the Company formed a joint venture with three of Brazil's major gas distributors to manufacture pressure cylinders in a facility previously operated by the three distributors. The Company owns 52% of this venture and will manage the facility. This venture provides the Company the opportunity to significantly increase its presence in South American markets.

     In general, demand for the Company's products, except for cast products, was stronger in fiscal 1997 than in fiscal 1996 reflecting the overall strength of the economy. However, profit margin percentages were lower, primarily due to higher raw material prices for steel, the start-up of the Company's new hot dipped galvanizing line, operating problems at the Malvern, Pennsylvania steel processing plant, and reduced castings volume. In fiscal 1996, sales were affected by slowing demand in most of the Company's product lines. Margin percentages declined due to lower volume and lower selling prices used to stimulate demand. Shifts in product mix, designed to increase volume in some lines of business while increasing overall profitability, reduced average selling prices and margin percentages. As a percentage of sales, gross margin was 14.5% in fiscal 1997, 15.5% in 1996 and 16.3% in 1995.

     Selling, general and administrative (S, G & A) expense as a percentage of sales was 6.4% in fiscal 1997, 6.5% in 1996 and 5.8% in 1995. In fiscal 1997, S, G & A increased in line with sales. During fiscal 1996, higher benefit costs and the addition of Dietrich's higher overhead cost structure were only partially offset by decreased profit sharing.

     Interest expense more than doubled in fiscal 1997 following a 30% increase in fiscal 1996. The average interest rate dropped 53 basis points in fiscal 1997. The average interest rate was 5.96% in fiscal 1997, 6.49% in 1996, and 6.65% in 1995. Interest is capitalized on major projects in progress. Capitalized interest totaled $6.6 million in fiscal 1997, $2.9 million in 1996 and $.5 million in 1995. Average debt outstanding was $419.6 million in fiscal 1997, $178.2 million in 1996, and $108.3 million in 1995. Debt levels rose in fiscal 1997 to fund capital spending, the acquisitions of SCM and PMI, and increased working capital to support sales growth. Debt levels rose in fiscal 1996 to fund capital spending and the purchase of Dietrich.

     Equity in net income of unconsolidated affiliates, excluding Rouge Steel, increased 88% in fiscal 1997. Equity from Worthington Armstrong Venture (WAVE) was up substantially. In April 1997, WAVE announced it agreed to buy Peytesa, SA, a privately held Spanish ceiling grid manufacturer. The transaction will close in fiscal 1998. WAVE also announced its intentions to build new plants in Team Valley, England, and Benton Harbor, Michigan. TWB made progress, substantially reducing its operating loss on increasing production volume. In April 1997, Bethlehem Steel, LTV Steel, and Rouge Steel joined the Company and Thyssen, Inc. as minority shareholders of TWB, and the Company's ownership in TWB was reduced from 50% to 33%. The Acerex joint venture in Mexico posted profits in its first full fiscal year in operation. In fiscal 1996, equity in net income of unconsolidated affiliates, excluding Rouge Steel, increased 18% from fiscal 1995, as WAVE and TWB both posted significant improvements.

     The effective tax rate decreased in fiscal 1997 due to lower state taxes. The effective rate was 38.0% in fiscal 1997, 38.4% in 1996 and 37.7% in 1995. The effective tax rate rose in fiscal 1996 due to permanent differences that became a larger percentage of pre-tax earnings.

PROCESSED STEEL PRODUCTS

     In fiscal 1997, the processed steel products segment had its best year ever, both in sales and operating income. Sales of $1.4 billion and operating income of $120.9 million were up 27% and 10%, respectively. Operating income return on sales decreased to 8.5%, primarily due to raw material price increases, the previously mentioned start-up of new facilities, operating problems at the Malvern, Pennsylvania steel processing plant, and some product mix shifts in cylinders and automotive body panels. Steel processing sales were up over fiscal 1996 primarily due to increased volume at most plants and additional sales generated by the Delta start-up. Operating income in steel processing was down for the reasons stated above, resulting in a decrease in operating income return on sales. Pressure cylinders sales and operating income were up over fiscal 1996 due to the combination of increased volume in low pressure liquid propane and recyclable refrigerant cylinders and the acquisition of SCM in June 1996. In fiscal 1997, both sales and operating income increased at Dietrich, reflecting a full year of operations, greater volume, and better margins. Gerstenslager fiscal 1997 sales and operating income were up reflecting new contracts and the overall strength of the economy.

     Fiscal 1996 sales for the processed steel products segment of $1.1 billion and operating income of $109.7 million were down .3% and 11%, respectively, from 1995. Sales were lower primarily due to lower volume. Operating margins were lower due to reduced volume and lower selling prices designed to attract more volume. Profits were also affected by the General Motors strike during the third quarter and the shutdown of the zinc plating line at the Malvern plant in the fourth quarter, which has since been replaced by a new nickel plating line. Dietrich's operations, which were included from the date of acquisition only, suffered from pricing pressures and the traditionally slow winter commercial construction season. Pressure cylinders' sales and earnings were down as increased demand for heating tanks did not fully offset lower shipments of refrigerant cylinders. This shift in product mix also affected margins.

     In fiscal 1997, the Company's new steel processing facility in Delta, Ohio commenced operations, bringing on line pickling, slitting and hot dipped galvanizing. The neighboring North Star/BHP mini-mill began supplying steel to the plant, however at lower than expected levels. In March 1997, the Company broke ground for its new cold mill plant in Decatur, Alabama. Pickling and slitting operations are expected to begin in mid-calendar 1998, followed by cold mill operations in mid-calendar 1999. At capacity, the plant will be able to process one million tons of steel per year.

CUSTOM PRODUCTS

     Sales for custom products of $380 million were up 18% in fiscal 1997, due in part to the acquisition of PMI in December 1996, and strong automotive volume. Operating income of $25.6 million was up 41% driven by increased automotive volume in custom plastics, the PMI acquisition and improved results from precision metals.

     Sales for custom products of $321 million were up 6% in fiscal 1996. Operating income decreased 8% to $18.2 million or 5.7% of sales, as better performance by custom plastics was offset by lower results for precision metals. The plastics operations increased sales and earnings due to new automotive and appliance contracts and improvements at the newer facilities in South Carolina and Kentucky. Volume from new jobs increased sales for precision metals above 1995, but profits were lower due to inefficiencies caused by start-ups and specification changes on certain high volume parts.

CAST PRODUCTS

     As expected in fiscal 1997, sales for cast products decreased 21% to $113.8 million and operating income decreased 47% to $7.8 million. Railcar demand was down from fiscal 1996 resulting in a decrease in volume, pricing, and leveraging of fixed costs.

     In fiscal 1996, sales decreased 6% to $143.7 million and operating income was down 33% to $14.6 million. As with fiscal 1997, the primary reason for the decrease was lower railcar demand.

                        LIQUIDITY AND CAPITAL RESOURCES

     At May 31, 1997, the Company's balance sheet remained strong. Liquid net assets, as reflected by working capital of $347.3 million, represented 22.2% of total assets. Working capital as a percentage of sales improved to 18.2%, dropping from 21.4% in fiscal 1996 and about equal to the fiscal 1995 level of 18.1%. The current ratio was 2.4 to 1 versus 3.0 to 1 at May 31, 1996.

     In March 1997, $93 million in Debt Exchangeable for Common Stock (DECS), payable in Rouge Steel stockholdings, was issued by the Company. In the opinion of the Company, it is appropriate to examine the Company's debt without the DECS, since the Company intends to satisfy the DECS obligation with currently owned Rouge stock.

     At May 31, 1997, total balance sheet debt was $506.4 million, $417.9 million if the DECS was excluded. Long-term debt was $450.4 million, $361.9 million without the DECS. Total debt to total committed capital, both excluding DECS, was 37% versus 32% last year and 15% in fiscal 1995.

     Cash provided by operating activities of $78.4 million was down from fiscal 1996's record of $146.2 million, primarily due to increased accounts receivable and inventory as a result of sales growth. At fiscal year end 1997, days sales in accounts receivable increased one day from fiscal year end 1996 after declining three days from fiscal year-end 1995.

     Dividends declared of $.49 per share were a record for the 29th consecutive year. Capital invested in the Company's businesses (capital expenditures, investments in unconsolidated affiliates, acquisitions and the market value of the Worthington stock exchanged for Gerstenslager) totaled $361 million in fiscal 1997, a 22% increase over fiscal 1996. The most significant projects were the Delta, Ohio steel processing and galvanizing plant, the Decatur, Alabama steel processing cold roll plant, the Spartan Steel joint venture with Rouge, the Malvern, Pennsylvania nickel plating line addition, and the acquisitions previously noted.

     On May 30, 1997, the Company renegotiated its revolving credit agreement with its bank group to increase the capacity of the revolver to $190 million. At May 31, 1997, $50 million of the revolver was unused. In connection with various construction projects, the Company had purchase commitments approximating $165 million as of May 31, 1997. The Company's immediate borrowing capacity, plus its cash generated from operations, should be more than sufficient to fund expected normal operating costs, dividends, debt payments and capital expenditures for existing businesses. While there are no specific needs at this time, the Company regularly considers long-term debt issuance an alternative depending on financial market conditions.

     The Company believes that environmental issues will not have a material effect on capital expenditures, consolidated financial position of future results or operations.

                             SAFE HARBOR STATEMENT

     The Company wishes to take advantage of the Safe Harbor provisions included in the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements by the Company relating to future revenues, growth, stock appreciation or plant start-ups or capabilities and other statements which are not historical information constitute "forward looking statements" within the meaning of the Act. All forward looking statements are subject to risks and uncertainties which could cause actual results to differ from those projected. Factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions; conditions in the Company's major markets; competitive factors and pricing pressures; product demand and changes in product mix; changes in pricing or availability of raw material, particularly steel; delays in construction or equipment supply; and other risks described from time to time in the Company's filings with the Securities and Exchange Commission.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                     MAY 31
                                                                                            ------------------------
                                  DOLLARS IN THOUSANDS                                         1997          1996
                                                                                            ----------    ----------
Current Assets:
  Cash and cash equivalents..............................................................   $    7,212    $   17,580
  Accounts receivable, less allowances of $3,900 and $2,792 at May 31, 1997 and 1996.....      266,836       244,256
  Inventories
    Raw materials........................................................................      187,572       133,459
    Work in process and finished products................................................      109,316        82,700
                                                                                            ----------    ----------
                                                                                               296,888       216,159
  Prepaid expenses and other current assets..............................................       23,192        27,109
                                                                                            ----------    ----------
         Total Current Assets............................................................      594,128       505,104
Investment in Unconsolidated Affiliates..................................................       57,040       138,212
Intangible Assets........................................................................       98,132        65,256
Other Assets.............................................................................       32,365        29,800
Investment in Rouge......................................................................       88,494            --
Property, Plant and Equipment:
  Land...................................................................................       30,531        23,261
  Buildings..............................................................................      212,848       172,039
  Machinery and equipment................................................................      683,155       564,510
  Construction in progress...............................................................      110,087        88,965
                                                                                            ----------    ----------
                                                                                             1,036,621       848,775
  Less accumulated depreciation..........................................................      345,594       304,723
                                                                                            ----------    ----------
                                                                                               691,027       544,052
                                                                                            ----------    ----------
         Total Assets....................................................................   $1,561,186    $1,282,424
                                                                                            ==========    ==========
                                                    LIABILITIES
Current Liabilities:
  Accounts payable.......................................................................   $  117,910    $   88,718
  Notes payable..........................................................................       50,000            --
  Accrued compensation, contributions to employee benefit plans and related taxes........       38,058        39,217
  Dividends payable......................................................................       12,572        10,901
  Other accrued items....................................................................       20,244        18,454
  Income taxes...........................................................................        2,026         7,820
  Current maturities of long-term debt...................................................        5,984         2,475
                                                                                            ----------    ----------
         Total Current Liabilities.......................................................      246,794       167,585
Other Liabilities........................................................................       18,839        17,912
Long-Term Debt:
  Conventional long-term debt............................................................      361,899       315,522
  Debt exchangeable for common stock.....................................................       88,494            --
                                                                                            ----------    ----------
                                                                                               450,393       315,522
Deferred Income Taxes....................................................................      120,765       114,087
Contingent Liabilities -- Note G.........................................................           --            --
Minority Interest........................................................................        8,877            --
                                                       EQUITY
Shareholders' Equity
  Preferred shares, $1.00 par value, authorized -- 1,000,000 shares, issued and
    outstanding -- none..................................................................           --            --
  Common shares, $.01 par value, authorized -- 150,000,000 shares, issued and
    outstanding -- 1997 -- 96,711,235 shares; 1996 -- 96,505,271 shares..................          968           965
  Additional paid-in capital.............................................................      114,052       106,079
  Unrealized loss on investment..........................................................       (5,563)           --
  Minimum pension liability..............................................................           --          (189)
  Foreign currency translation adjustment................................................       (1,861)       (1,248)
  Retained earnings......................................................................      607,922       561,711
                                                                                            ----------    ----------
                                                                                               715,518       667,318
                                                                                            ----------    ----------
         Total Liabilities and Shareholders' Equity......................................   $1,561,186    $1,282,424
                                                                                            ==========    ==========

                See notes to consolidated financial statements.

 All financial data includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                  YEAR ENDED MAY 31
                                                       ----------------------------------------
           IN THOUSANDS, EXCEPT PER SHARE                 1997           1996           1995
                                                       ----------     ----------     ----------
Net sales............................................  $1,911,720     $1,578,090     $1,565,675
Cost of goods sold...................................   1,634,191      1,333,757      1,310,184
                                                       ----------     ----------     ----------
       Gross Margin..................................     277,529        244,333        255,491
Selling, general and administrative expense..........     123,283        101,829         90,241
                                                       ----------     ----------     ----------
       Operating Income..............................     154,246        142,504        165,250
Other income (expense):
  Miscellaneous income...............................         936          1,013            648
  Interest expense...................................     (18,427)        (8,687)        (6,673)
  Equity in net income of unconsolidated
     affiliates -- Joint Ventures....................      13,777          7,333          6,216
  Equity in net income of unconsolidated
     affiliate -- Rouge..............................          --         21,729         32,111
                                                       ----------     ----------     ----------
       Earnings Before Income Taxes..................     150,532        163,892        197,552
Income taxes.........................................      57,214         62,919         74,423
                                                       ----------     ----------     ----------
Net Earnings.........................................  $   93,318     $  100,973     $  123,129
                                                       ==========     ==========     ==========
Average Common Shares Outstanding....................      96,557         96,487         96,405
Earnings Per Share...................................  $      .97     $     1.05     $     1.28
                                                       ==========     ==========     ==========

                See notes to consolidated financial statements.

 All financial data includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

      DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE             1997         1996         1995
                                                           --------     --------     --------
COMMON SHARES:
  Balance at beginning of year.........................    $    965     $    965     $    963
  Sale of common shares under stock option plan,
     (173,026 in 1997; 116,051 in 1996; 198,144 in
     1995).............................................           2            1            2
  Sale of shares under dividend reinvestment plan,
     (95,438 in 1997; 90,561 in 1996; 81,102 in
     1995).............................................           1           --           --
  Purchase and retirement of common shares,
     (62,500 in 1997; 216,500 in 1996).................          --           (1)          --
                                                                        --------     --------
          Balance at May 31............................    $    968     $    965     $    965
                                                                        ========     ========
ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year.........................    $106,079     $102,943     $ 96,637
  Sale of common shares under stock option plan,
     (173,026 in 1997; 116,051 in 1996; 198,144 in
     1995).............................................       2,114        1,549        2,569
  Sale of shares under dividend reinvestment plan,
     (95,438 in 1997; 90,561 in 1996; 81,102 in
     1995).............................................       1,895        1,820        1,664
  Transactions of unconsolidated affiliates............       4,033           10        2,073
  Purchase and retirement of common shares,
     (62,500 in 1997; 216,500 in 1996).................         (69)        (243)          --
                                                                        --------     --------
          Balance at May 31............................    $114,052     $106,079     $102,943
                                                                        ========     ========
UNREALIZED LOSS ON INVESTMENT:
  Balance at beginning of year.........................    $     --     $     --     $     --
  Valuation adjustment.................................      (5,563)          --           --
                                                                        --------     --------
          Balance at May 31............................    ($ 5,563)    $     --     $     --
                                                                        ========     ========
MINIMUM PENSION LIABILITY:
  Balance at beginning of year.........................    ($   189)    ($ 1,210)    ($ 2,135)
  Minimum pension liability adjustment.................         189          339          122
  Transactions of unconsolidated affiliate.............          --          682          803
                                                                        --------     --------
          Balance at May 31............................    $     --     ($   189)    ($ 1,210)
                                                                        ========     ========
TRANSLATION ADJUSTMENT:
  Balance at beginning of year.........................    ($ 1,248)    ($   146)    $     --
  Foreign currency translation adjustment..............        (613)      (1,102)        (146)
                                                                        --------     --------
          Balance at May 31............................    ($ 1,861)    ($ 1,248)    ($   146)
                                                                        ========     ========
RETAINED EARNINGS:
  Balance at beginning of year.........................    $561,711     $505,588     $429,671
  Net earnings.........................................      93,318      100,973      123,129
  Cash dividends declared:
     (per share: $.49 in 1997; $.45 in 1996; $.41 in
       1995)...........................................     (45,965)     (40,872)     (47,212)
  Purchase and retirement of common shares,
     (62,500 in 1997; 216,500 in 1996).................      (1,142)      (3,978)          --
                                                                        --------     --------
          Balance at May 31............................    $607,922     $561,711     $505,588
                                                                        ========     ========

                See notes to consolidated financial statements.

      All financial data includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED MAY 31
                                                         ------------------------------------
                     IN THOUSANDS                          1997          1996          1995
                                                         ---------     ---------     --------
Operating Activities:
  Net earnings.........................................  $  93,318     $ 100,973     $123,129
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.....................     51,388        41,458       36,384
     Provision for deferred income taxes...............      3,326         9,884       15,201
     Equity in undistributed net income of
       unconsolidated affiliates.......................     (9,625)      (25,153)     (37,847)
     Minority interest.................................        (27)           --           --
     Changes in assets and liabilities:
       Accounts receivable.............................     (8,005)        8,573      (22,989)
       Inventories.....................................    (70,322)       32,713      (18,279)
       Prepaid expenses and other current assets.......      8,331         2,732       (8,411)
       Other assets....................................     (2,801)       (2,412)         652
       Accounts payable and accrued expenses...........     11,658       (22,118)      (8,137)
       Other liabilities...............................      1,122          (457)      (1,390)
                                                         ---------     ---------     --------
          Net Cash Provided By Operating Activities....     78,363       146,193       78,313
Investing Activities:
  Investment in property, plant and equipment, net.....   (172,905)     (119,286)     (71,314)
  Acquisitions, net of cash acquired...................    (69,942)     (169,391)          --
  Investments in unconsolidated affiliates.............     (5,420)       (8,315)     (10,857)
                                                         ---------     ---------     --------
          Net Cash Used By Investing Activities........   (248,267)     (296,992)     (82,171)
Financing Activities:
  Proceeds from (payments on) short-term borrowings....     50,000       (38,200)      28,200
  Proceeds from long-term debt.........................    165,715       425,974       35,900
  Principal payments on long-term debt.................    (23,589)     (180,473)     (28,490)
  Proceeds from issuance of common shares..............      4,011         3,370        4,235
  Proceeds from minority interest......................      8,904            --           --
  Repurchase of common shares..........................     (1,211)       (4,222)          --
  Dividends paid.......................................    (44,294)      (39,963)     (46,276)
                                                         ---------     ---------     --------
          Net Cash Provided (Used) By Financing
            Activities.................................    159,536       166,486       (6,431)
                                                         ---------     ---------     --------
  Increase (decrease) in cash and cash equivalents.....    (10,368)       15,687      (10,289)
  Cash and cash equivalents at beginning of year.......     17,580         1,893       12,182
                                                         ---------     ---------     --------
          Cash and Cash Equivalents at End of Year.....  $   7,212     $  17,580     $  1,893
                                                         =========     =========     ========

                See notes to consolidated financial statements.

      All financial data includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                             INDUSTRY SEGMENT DATA

                                                                         MAY 31,
                                                           ------------------------------------
                      IN THOUSANDS                            1997         1996         1995
                                                           ----------   ----------   ----------
NET SALES
  Processed steel products...............................  $1,417,891   $1,113,351   $1,110,432
  Custom products........................................     380,048      321,013      302,096
  Cast products..........................................     113,781      143,726      153,147
                                                           ----------   ----------   ----------
                                                           $1,911,720   $1,578,090   $1,565,675
                                                           ==========   ==========   ==========
EARNINGS
  Processed steel products...............................  $  120,866   $  109,742   $  123,806
  Custom products........................................      25,607       18,200       19,754
  Cast products..........................................       7,773       14,562       21,690
                                                           ----------   ----------   ----------
     Operating income....................................     154,246      142,504      165,250
Miscellaneous income.....................................         936        1,013          648
Interest expense.........................................     (18,427)      (8,687)      (6,673)
Equity in net income of unconsolidated affiliates........      13,777       29,062       38,327
                                                           ----------   ----------   ----------
     Earnings before income taxes........................  $  150,532   $  163,892   $  197,552
                                                           ==========   ==========   ==========
IDENTIFIABLE ASSETS
  Processed steel products...............................  $1,042,770   $  821,135   $  554,408
  Custom products........................................     232,301      178,679      165,619
  Cast products..........................................      70,376       71,225       78,099
  Corporate..............................................     158,699       73,173       61,409
                                                           ----------   ----------   ----------
                                                            1,504,146    1,144,212      859,535
  Investment in unconsolidated affiliates................      57,040      138,212      104,764
                                                           ----------   ----------   ----------
                                                           $1,561,186   $1,282,424   $  964,299
                                                           ==========   ==========   ==========
DEPRECIATION AND AMORTIZATION EXPENSE
  Processed steel products...............................  $   31,656   $   24,290   $   21,296
  Custom products........................................      12,843       10,330        8,710
  Cast products..........................................       4,928        4,647        4,362
  Corporate..............................................       1,961        2,191        2,016
                                                           ----------   ----------   ----------
                                                           $   51,388   $   41,458   $   36,384
                                                           ==========   ==========   ==========
CAPITAL EXPENDITURES
  Processed steel products...............................  $  157,521   $   89,841   $   41,698
  Custom products........................................       9,083       17,423       22,254
  Cast products..........................................       3,722        5,427        4,041
  Corporate..............................................       2,579        6,595        3,321
                                                           ----------   ----------   ----------
                                                           $  172,905   $  119,286   $   71,314
                                                           ==========   ==========   ==========

---------------

( ) Indicates deduction

     Corporate expenses are allocated on a consistent basis among industry segments over the three-year period. "Capital expenditures" are net of normal disposals and exclude amounts in connection with acquisitions and divestitures.

                See notes to consolidated financial statements.

      All financial data includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

                          WORTHINGTON INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Worthington Industries, Inc. and subsidiaries (the "Company"). Investments in unconsolidated affiliates are accounted for using the equity method. Significant intercompany accounts and transactions are eliminated. Certain reclassifications were made to prior years' amounts to conform with the 1997 presentation.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investment in Rouge: In the first quarter of 1997, the Company irrevocably converted Class B shares (2.5 votes per share) of Rouge Steel Company common stock for Class A shares (1 vote per share) of Rouge Steel Company common stock which reduced its voting interest in Rouge to below 20%. In addition, the Company's seats on the Board of Directors of Rouge, and its future right to those seats, were relinquished. As a result of these two steps, the Company has no ability to exercise significant influence over Rouge. Therefore, the Company's investment in Rouge no longer qualifies for the equity method of accounting and was changed to the cost method. As a result, after May 31, 1996, the Company's equity share of Rouge earnings is no longer included in reported earnings or earnings per share. In addition, the investment in Rouge common stock was transferred from investment in unconsolidated affiliates and is shown separately in 1997. This investment is adjusted to market value as an "available-for-sale" security with a net of tax adjustment to shareholder's equity.

     Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for steel processing and the first-in, first-out method for all other businesses.

     Deferred Start-up Costs: The Company's policy is to capitalize certain costs of starting up new plants and facilities. It is the Company's opinion that these costs are recoverable and will be amortized beginning with the start of production over a period not to exceed five years. At May 31, 1997, unamortized deferred start-up costs totaled $5,475,000.

     Intangible Assets: Intangible Assets include goodwill which is being amortized on the straight-line method over periods ranging from 30 to 40 years. Unamortized goodwill was $97,728,000 at May 31, 1997. Amortization expense was $2,409,000 in 1997 and $548,000 in 1996.

     Property and Depreciation: Property, plant and equipment are carried at cost and depreciated using the straight-line and units-of-production methods over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes.

     Capitalized Interest: Interest is capitalized in connection with construction of qualified assets. Under this policy, the Company capitalized interest of $6,559,000 in 1997, $2,880,000 in 1996 and $529,000 in 1995.

     Revenue Recognition: The Company recognizes revenue at the time of shipment.

     Environmental Costs: Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and clean-up are charged to expense.

                          WORTHINGTON INDUSTRIES, INC.

     Earnings Per Share: Earnings per common share equals net earnings divided by the weighted average number of common shares outstanding. Common stock equivalents were not included in the weighted average common shares outstanding as the dilution would be immaterial. During February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share," effective for the Company's third quarter of fiscal 1998. This statement establishes standards for computing and presenting earnings per share (EPS). It requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation between the computations. The impact of Statement No. 128 on the calculation of EPS is not expected to be material.

     Recently Issued FASB Statements: The FASB recently issued Statements No. 129, "Disclosure of Information about Capital Structure," No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement No. 129 deals with items already disclosed by the Company. Statement No. 130, effective for fiscal 1999, will require separate reporting of certain items affecting shareholders' equity outside of those included in arriving at net earnings. Statement No. 131, effective for fiscal 1999, establishes requirements for reporting information about operating segments in annual reports and interim statements. This statement will require a change in the way the Company's segments are presently reported; however, the extent of the change has not been determined.

     Statements of Cash Flows: With respect to non-cash activities, the Company recorded its increased equity from the Rouge Steel Company's initial public offering as an increase in investments in unconsolidated affiliates of $3,215,000 and additional paid-in capital (net of deferred taxes) of $2,073,000 in 1995.

     Supplemental cash flow information for the years ended May 31 is as follows:

                        IN THOUSANDS                    1997        1996        1995
                                                       -------     -------     -------
        Interest paid................................  $26,587     $11,273     $ 7,325
        Income taxes paid............................   58,912      51,346      65,270

     Derivatives and Financial Instruments: The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments: Cash and cash equivalents, other assets, and long-term debt-The carrying amounts reported in the balance sheets approximate fair value.

     The Company does not engage in currency speculation and generally enters into forward exchange contracts only to hedge specific foreign currency transactions. The amount of these contracts outstanding at any time is immaterial. Gains or losses from these contracts offset gains or losses of the assets, liabilities or transactions being hedged.

     Risks and Uncertainties: The Company, including unconsolidated affiliates, operates 66 production facilities in 22 states and eight countries (see "Company Locations" on page I-28), in the business segments listed in Industry Segment Data on page I-14, and does business in the markets described under "The Company" beginning on page I-3. The Company's largest markets are the automotive and automotive supply markets. Foreign operations and exports represent less than 10% of the Company's production and sales, respectively. The Company's largest supplier is Rouge Steel Company from whom it purchases steel at a slight discount under a purchase contract expiring in 2003. Less than 30% of the Company's labor force is covered by collective bargaining agreements, all of which expire over one year from May 31, 1997. See Note H for significant business transacted with a major customer. The concentration of credit risks from financial instruments related to the markets served by the Company, is not expected to have a

                          WORTHINGTON INDUSTRIES, INC.

material adverse effect on the Company's consolidated financial position, cash flow or future results of operations.

NOTE B -- SHAREHOLDERS' EQUITY

     The Board of Directors is empowered to determine the issue prices, dividend rates, amounts payable upon liquidation, voting rights and other terms of the preferred shares when issued.

NOTE C -- DEBT

     Debt at May 31 is summarized as follows:

                            IN THOUSANDS                         1997         1996
                                                               --------     --------
        Short-term notes payable to bank -- unsecured........  $ 50,000     $     --
        Revolver -- unsecured................................   140,000       85,000
        Senior notes due 2006 -- unsecured...................   200,000      200,000
        Other................................................    27,883       32,997
                                                               --------     --------
                  Total conventional debt....................   417,883      317,997
        Debt exchangeable for common stock...................    88,494           --
                                                               --------     --------
                  Total debt.................................   506,377      317,997
        Less current maturities and short-term notes
          payable............................................    55,984        2,475
                                                               --------     --------
                  Total long-term debt.......................  $450,393     $315,522
                                                               ========     ========

     The short-term note payable to bank was borrowing against the Company's uncommitted line of credit and at May 31, 1997 had a weighted average interest rate of 5.9%.

     On May 30, 1997, the Company amended the terms of its revolving credit agreement. Under the amended terms, the Company maintains a $190,000,000 revolving credit facility with six banks, of which $50,000,000 was available on May 31, 1997. The credit agreement is committed through 2002 and the agreement permits two one year extensions with the consent of the parties. The Company pays a commitment fee of nine basis points per annum on the unused credit amount. The rate of interest is determined at the time of borrowing, based upon a choice of options as specified in the agreement, and was 5.9% at May 31, 1997. To maintain compliance with the agreement, the Company must preserve a ratio of debt to total capitalization, excluding the DECS, of less than 50%. At May 31, 1997, the Company's ratio of debt to total capitalization, as calculated in accordance with the agreement, was 38.6%.

     During the year ended May 31, 1996, the Company filed a shelf registration for the issuance of up to $450,000,000 of debt securities and issued $200,000,000 of 7.125% Notes due 2006. The majority of the proceeds were used to repay a bridge loan credit facility that was used to finance the acquisition of Dietrich Industries (see Note K).

     During March 1997, the Company issued approximately $93 million of three year notes exchangeable into Class A Common Stock of Rouge Steel Company in the form of DECS (SM) (Debt Exchangeable for Common Stock (SM)). The DECS have an interest rate of 7.25% and are due March 1, 2000. At maturity, holders of the DECS will receive in exchange for the principle amount of the notes, shares of common stock of Rouge Steel Company (Rouge shares) held by the Company (or at the Company's option, cash in lieu of the shares). It is the Company's intention to settle the majority of the DECS using Rouge shares. The number of Rouge shares (or the amount of cash to be paid) will be based upon the price of Rouge Steel Class A Common Stock shortly before the maturity of the DECS. If the value of Rouge shares increases to a certain point the

                          WORTHINGTON INDUSTRIES, INC.

DECS liability would increase, partially offsetting the market value increase in the stock. Because the stock is considered an "available for sale" security, a net of tax adjustment to shareholder's equity will be made for the net change both in stock value and the carrying amount of the DECS liability. The Company used the net proceeds from the DECS offering to pay down short-term notes payable and to partially fund the Spartan Steel Coating joint venture.

     At May 31, 1997, the Company had "Other" debt that primarily included industrial development revenue bonds and a Canadian dollar revolving term credit facility with interest rates ranging from 3.4% to 8.0%. In the previous year, "Other" debt primarily includes industrial development revenue bonds and borrowings of Gerstenslager that were repaid at the date of the Gerstenslager acquisition.

     The Company enters into interest rate swap agreements to manage interest costs and exposure to changing interest rates. At May 31, 1997, agreements were in place that effectively converted $150,000,000 of the 7.125% Notes due 2006 from fixed rate debt to floating. The interest rate swap agreements are accounted for by recording interest expense at the variable rate (6.0% at May 31, 1997). No gains or losses are explicitly deferred. These agreements expire on May 15, 2001. The counterparties to these agreements are major financial institutions.

     Principal payments due on long-term debt, including lease purchase obligations, in the next five fiscal years are as follows: 1998 -- $5,984,000; 1999 -- $1,200,000; 2000 -- $98,336,000; 2001 -- $1,138,000;
2002 -- $141,147,000; and thereafter -- $208,572,000.

     The Company is guarantor on bank loans primarily for three separate joint ventures. These guarantees totaled $34,000,000 at May 31, 1997, and relate to debt with varying maturities. The Company believes the guarantees will not significantly affect its consolidated financial position or future results of operations.

NOTE D -- INCOME TAXES

     Income taxes for the years ended May 31 were as follows:

                        IN THOUSANDS                    1997         1996         1995
                                                       -------      -------      -------
        Current:
          Federal...................................   $47,420      $44,364      $49,553
          State and local...........................     6,468        8,671        9,669
        Deferred:
          Federal...................................     3,809        9,916       14,042
          State.....................................      (483)         (32)       1,159
                                                       -------      -------      -------
                                                       $57,214      $62,919      $74,423
                                                       =======      =======      =======

     Under Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                          WORTHINGTON INDUSTRIES, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the Company's deferred tax liabilities and assets as of May 31 are as follows:

                            IN THOUSANDS                          1997          1996
                                                                --------      --------
        Deferred tax assets:
          Allowance for doubtful accounts....................   $  1,395      $  1,291
          Inventory..........................................     (1,896)       (4,671)
          Accrued expenses...................................      4,422         4,629
          Income taxes.......................................      3,686         3,257
          Other..............................................        620           553
                                                                --------      --------
                                                                   8,227         5,059
        Deferred tax liabilities:
          Property, plant and equipment......................     80,923        75,176
          Undistributed earnings of unconsolidated
             affiliates......................................     39,842        38,911
                                                                --------      --------
                                                                 120,765       114,087
                                                                --------      --------
        Net deferred tax liability...........................   $112,538      $109,028
                                                                ========      ========

     The reasons for the difference between the effective income tax rate and the statutory federal income tax rate were as follows:

                                                                 1997      1996      1995
                                                                 ----      ----      ----
        Federal statutory rate................................   35.0%     35.0%     35.0%
        State and local income taxes, net of federal tax
          benefit.............................................    2.6       3.5       3.7
        Other.................................................     .4       (.1)     (1.0)
                                                                 ----      ----      ----
                                                                 38.0%     38.4%     37.7%
                                                                 ====      ====      ====

NOTE E -- EMPLOYEE BENEFIT PLANS

     Certain employees of the Company participate in a current cash profit sharing plan and a deferred profit sharing plan. Contributions to and costs for these plans are determined as a percentage of the Company's pre-tax income before profit sharing.

     Certain operations have non-contributory defined benefit pension plans covering a majority of their employees qualified by age and service. Company contributions to these plans comply with ERISA's minimum funding requirements.

                          WORTHINGTON INDUSTRIES, INC.

     A summary of the components of net periodic pension cost for the defined benefit plans in 1997, 1996 and 1995, and the contributions charged to pension expense for the defined contribution plans follows:

                                                                1997        1996        1995
                                                               -------     -------     -------
                        IN THOUSANDS
Defined benefit plans:
  Service cost (benefits earned during the period)...........  $ 1,792     $ 1,563     $ 1,356
  Interest cost on projected benefit obligation..............    3,735       3,525       3,242
  Actual return on plan assets...............................   (5,924)     (9,644)     (3,949)
  Net amortization and deferral..............................      955       5,673         281
                                                               -------     -------     -------
  Net pension cost on defined benefit plans..................      558       1,117         930
Defined contribution plans...................................    6,397       5,298       5,373
                                                               -------     -------     -------
  Total pension expense......................................  $ 6,955     $ 6,415     $ 6,303
                                                               =======     =======     =======

     Pension expense was calculated assuming a weighted average discount rate of 7.9% and a weighted average expected long-term rate of 8.0%. Plan assets consist principally of listed equity securities and fixed income instruments. The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheet for defined benefit pension plans at May 31:

                                                                                PLANS WHOSE
                                                  PLANS WHOSE ASSETS            ACCUMULATED
                                                  EXCEED ACCUMULATED             BENEFITS
                                                       BENEFITS                EXCEED ASSETS
                                                 --------------------       -------------------
                                                   1997        1996          1997        1996
                                                 --------     -------       -------     -------
                 IN THOUSANDS
Actuarial present value of benefit obligations:
  Vested.......................................  $ 45,445     $37,849       $10,047     $ 9,014
                                                 ========     =======       =======     =======
  Accumulated..................................  $ 45,945     $38,200       $10,469     $ 9,551
                                                 ========     =======       =======     =======
Projected benefit obligation...................  $ 45,945     $38,200       $10,469     $ 9,551
Plan assets at fair value......................    55,861      52,199         8,206       7,587
                                                 --------     -------       -------     -------
Projected benefit obligation less than (in
  excess of) plan assets.......................  $  9,917     $13,999       $(2,262)    $(1,964)
                                                 ========     =======       =======     =======
  Comprised of:
Accrued pension cost...........................  $     --     $    --       $(1,979)    $(1,732)
Prepaid pension cost...........................     3,678       3,244           (86)        (23)
Unrecognized:
  Net gain.....................................    15,398      15,541           803         931
  Prior service cost...........................   (10,603)     (6,505)       (1,987)     (2,169)
Unrecorded net asset (obligation) at
  transition, net of amortization..............     1,444       1,718           (30)         (5)
Adjustment to recognize minimum liability......        --          --         1,017       1,034
                                                 --------     -------       -------     -------
                                                 $  9,917     $13,999       $(2,262)    $(1,964)
                                                 ========     =======       =======     =======

NOTE F -- STOCK OPTIONS

     Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified

                          WORTHINGTON INDUSTRIES, INC.

stock options at a price determined by the Compensation and Stock Option Committee. Generally, options are exercisable at the rate of 20% per year beginning one year from date of grant and expire ten years thereafter.

     The following table summarizes the option plans' activity for the years ended May 31:

                                               1997                     1996                     1995
                                       --------------------     --------------------     --------------------
                                                   WEIGHTED                 WEIGHTED                 WEIGHTED
                                                   -AVERAGE                 -AVERAGE                 -AVERAGE
   IN THOUSANDS, EXCEPT PER SHARE      OPTIONS      PRICE       OPTIONS      PRICE       OPTIONS      PRICE
                                       -------     --------     -------     --------     -------     --------
Outstanding -- beginning of year.....   2,174         15.57      1,821         13.97      1,164          9.00
Granted..............................     434         20.44        501         20.20        882         19.25
Exercised............................    (173)         8.92       (116)         9.48       (198)         8.91
Forfeited............................     (65)        18.92        (32)        19.46        (27)         9.09
                                        -----                    -----                    -----
Outstanding -- end of year...........   2,370         16.85      2,174         15.57      1,821         13.97
                                        =====                    =====                    =====
Exercisable at end of year...........   1,081         13.14        996         10.73        939          9.01
Weighted-average fair value of
  options granted during the year....   $4.96                    $4.51

     Options outstanding at May 31, 1997 had exercise prices ranging from $7.11 to $21.375 and expiration dates ranging from December 1997 to February 2007.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would not have been materially affected.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yields of 2.53%; expected volatility of 23.0%; risk-free interest rates of 5.12%; and expected lives of 5 years. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE G -- CONTINGENT LIABILITIES AND COMMITMENTS

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

     In connection with various construction projects, the Company had purchase commitments approximating $165 million as of May 31, 1997.

NOTE H -- INDUSTRY SEGMENT DATA

     Sales for processed steel products and custom products include $267,126,000 in 1997, $220,542,000 in 1996 and $222,231,000 in 1995 to a major automobile manufacturer purchasing through decentralized divisions and subsidiaries in different geographical areas. Industry segment

                          WORTHINGTON INDUSTRIES, INC.

descriptions on pages I-3 and I-4, Company locations on page I-28, and segment data on page I-14 of the Annual Report are an integral part of these financial statements.

NOTE I -- RELATED PARTY TRANSACTIONS

     The Company purchases from and sells to affiliated companies, certain raw materials and services at prevailing market prices. Sales to affiliated companies for fiscal 1997, 1996 and 1995, totaled $25 million, $51 million and $61 million, respectively. Accounts receivable related to these transactions were $16 million and $10 million at May 31, 1997 and 1996, respectively. Purchases for fiscal 1997, 1996 and 1995, totaled $1 million, $167 million and $194 million, respectively. Accounts payable to related parties were $5 million and $18 million at May 31, 1997 and 1996, respectively.

NOTE J -- INVESTMENT IN UNCONSOLIDATED AFFILIATES

     During the quarter ended August 31, 1996, the Company took certain steps relative to its investment in Rouge Steel which resulted in the Company accounting for this investment on the cost method instead of the equity method (see Note A). As a result, after May 31, 1996, Rouge's results are no longer included in the table below.

     The Company's investments in affiliated companies which are not "majority-owned" and controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Worthington Specialty Processing, partnership (50%), London Industries, Inc. (60%), Worthington Armstrong Venture, partnership (50%), TWB Company (33%), Acerex, S.A. de C.V. (50%) and Worthington S.A. (52%).

     During April 1997, TWB Company sold new shares for $19.5 million to three different owners giving them a total ownership interest of 33%. As a result, the Company's share of ownership was reduced from 50% to 33%. An increase in additional paid-in capital of $3,798,000 (net of deferred taxes of $2,328,000) was recorded from the transaction. The proceeds were used by TWB to repay advances to the Company.

     During February 1997 the Company formed Worthington S.A., a joint venture with three major gas distributors in Brazil. At May 31, 1997, the Company's share of the underlying net assets of Worthington S.A. was less than the carrying amount included in investment in unconsolidated affiliates by $2,248,000. This difference is being amortized by decreasing equity in net income of unconsolidated affiliates using the straight-line method over 40 years.

     Financial information for affiliated companies accounted for by the equity method is as follows:

                                                  1997          1996           1995
                                                --------     ----------     ----------
                     IN THOUSANDS
        Current assets........................  $ 91,267     $  553,023     $  569,447
        Noncurrent assets.....................   130,259        287,247        227,315
        Current liabilities...................    32,152        233,441        240,044
        Noncurrent liabilities................    72,646        176,618        167,915
        Minority interests....................        --          6,404         21,404
        Net sales.............................   240,545      1,383,343      1,386,824
        Gross margin..........................    56,775        122,500        170,234
        Net income............................  $ 24,813     $   88,644     $  122,116

                          WORTHINGTON INDUSTRIES, INC.

     The Company's share of undistributed earnings of unconsolidated affiliates included in consolidated retained earnings was $76,166,000 at May 31, 1997.

NOTE K -- ACQUISITIONS

     During June 1996, the Company acquired the stock of SCM Technologies (SCM) for $8.4 million. SCM designs, engineers and manufactures high pressure industrial, medical, halon and electronic gas cylinders and is located near Windsor, Ontario. The transaction was accounted for as a purchase. The results of operations for SCM are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $3.8 million resulting from the purchase is being amortized using the straight-line method over 40 years.

     On December 3, 1996, the Company acquired the net assets of Plastics Manufacturing, Inc. (PMI) for $61.6 million in a business combination accounted for as a purchase. PMI is a manufacturer of plastic injection molded and thermoformed parts. The results of operations for PMI are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $30.6 million resulting from the purchase is being amortized using the straight-line method over 30 years.

     Proforma results including SCM and PMI since the beginning of the earliest period presented would not be materially different than actual results.

     On February 21, 1997, the Company acquired The Gerstenslager Company (Gerstenslager) in a business combination accounted for as a pooling of interests. Gerstenslager is a producer of aftermarket automotive body panels in the United States. Gerstenslager was primarily owned by a subsidiary of JMAC, Inc., an investment company which is owned by John P. McConnell, Chairman and CEO of the Company and a partnership involving John P. McConnell, John H. McConnell, Chairman Emeritus, and a trust for the benefit of their families. All of the stock of Gerstenslager was exchanged for 5,675,000 Common Shares of the Company which had a value of $113 million based on an average share price prior to the closing date. The Board of Directors of the Company received an opinion from an independent investment banking firm attesting to the fairness of this consideration. All financial statements of the Company have been restated to include Gerstenslager for all periods presented. Transactions between the companies have been immaterial. Sales and net income for the Company before the pooling, Gerstenslager and the combined results for the periods presented are as follows:

                                                      WORTHINGTON
                                                      IND., INC.
                                                          AS
                                                      PREVIOUSLY
                    IN THOUSANDS                       REPORTED       GERSTENSLAGER      COMBINED
                                                      -----------     -------------     -----------
SIX MONTHS ENDED NOVEMBER 30, 1997 (UNAUDITED)
  Net sales.........................................  $   831,821       $  56,820       $   888,641
  Net income........................................  $    40,116       $   4,512       $    44,628

YEAR ENDED MAY 31, 1996
  Net sales.........................................  $ 1,477,838       $ 100,252       $ 1,578,090
  Net income........................................  $    91,342       $   9,631       $   100,973

YEAR ENDED MAY 31, 1995
  Net sales.........................................  $ 1,483,569       $  82,106       $ 1,565,675
  Net income........................................  $   116,686       $   6,443       $   123,129

                          WORTHINGTON INDUSTRIES, INC.

     On February 5, 1996, the Company acquired all of the outstanding capital stock of Dietrich Industries, Inc. (Dietrich) for approximately $146 million in cash and $23 million in assumed liabilities, net of cash acquired. Dietrich, based in Pittsburgh, Pennsylvania, is involved primarily in the manufacture and sale of metal framing products for the commercial and residential construction markets. The acquisition was accounted for using purchase accounting with results for Dietrich included since the purchase date. The purchase price exceeded the fair value of the net assets acquired by approximately $66 million which is being amortized over 40 years.

     The following proforma data summarizes the results of operations of the Company for the twelve months ended May 31, 1996 and May 31, 1995, assuming Dietrich was acquired at June 1, 1994. In preparing the proforma data, adjustments have been made to conform Dietrich's accounting policies to those of the Company and to reflect purchase accounting adjustments and interest expense:

                                                                 TWELVE MONTHS ENDED
                                                             ---------------------------
            IN THOUSANDS, EXCEPT PER SHARE (UNAUDITED)       MAY 31, 1996   MAY 31, 1995
                                                             ------------   ------------
        Net sales..........................................   $1,761,067     $1,851,037
                                                              ==========     ==========
        Net earnings.......................................      102,134        126,902
                                                              ==========     ==========
        Earnings per common share..........................   $     1.06     $     1.32
                                                              ==========     ==========

     The proforma information does not purport to be indicative of the results of operations which would have actually been obtained if the acquisition had occurred on the dates indicated or the results of operations which will be reported in the future.

NOTE L -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1997 and 1996:

                                                                THREE MONTHS ENDED
                                                     -----------------------------------------
          IN THOUSANDS, EXCEPT PER SHARE              AUGUST    NOVEMBER   FEBRUARY     MAY
                                                     --------   --------   --------   --------
1997
  Net sales........................................  $430,292   $458,349   $486,551   $536,528
  Gross margin.....................................    63,355     65,688     68,239     80,247
  Net earnings.....................................    21,961     22,667     21,817     26,873
  Earnings per share...............................  $    .23   $    .23   $    .23   $    .28
1996
  Net sales........................................  $345,901   $375,611   $386,454   $470,124
  Gross margin.....................................    50,131     57,208     61,228     75,766
  Net earnings.....................................    22,487     27,849     24,059     26,578
  Earnings per share...............................  $    .23   $    .29   $    .25   $    .28

                          WORTHINGTON INDUSTRIES, INC.

     The data above has been restated to include the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests. Gerstenslager's separate results before the acquisition, and the change to previously reported results for the Company are shown below.

                                                                   THREE MONTHS ENDED
                                                          -------------------------------------
             IN THOUSANDS, EXCEPT PER SHARE               AUGUST    NOVEMBER  FEBRUARY    MAY
                                                          -------   -------   -------   -------
1997
  Net sales.............................................  $27,721   $29,099
  Gross margin..........................................    5,680     5,485
  Net earnings..........................................    2,362     2,150
  Earnings per share....................................  $   .01   $   .00
1996
  Net sales.............................................  $20,165   $21,067   $26,230   $32,790
  Gross margin..........................................    3,126     4,197     6,939     8,808
  Net earnings..........................................      979     1,661     3,163     3,828
  Earnings per share....................................  $  (.01)  $   .00   $   .02   $   .03

                              REPORT OF MANAGEMENT

     The management of Worthington Industries is responsible for the preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements and the preparation of other financial information included in this Annual Report to Shareholders. The financial statements have been audited by Ernst & Young LLP, independent auditors.

     The management of the Company has established and maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of the factors requires estimates and judgments. Management considers the recommendations of the internal auditors and independent certified public accountants concerning the Company's system of internal control and takes appropriate actions which are cost effective in the circumstances.

     The Board of Directors has an Audit Committee of Directors who are not members of management. The Audit Committee meets periodically with the Company's management, internal auditors and independent certified public accountants to review matters relating to financial reporting, auditing and internal control. To ensure auditor independence, both the internal auditors and independent certified public accountants have full and free access to the Audit Committee.

                                          /s/  JOHN P. McCONNELL
                                          --------------------------------------
                                          John P. McConnell, Chairman & CEO


                                          /s/  DONALD G. BARGER, JR.
                                          --------------------------------------
                                          Donald G. Barger, Jr., Vice
                                          President-CFO


                                          /s/  MICHAEL R. SAYRE
                                          --------------------------------------
                                          Michael R. Sayre, Corporate Controller

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Worthington Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Industries, Inc. and subsidiaries at May 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP
                                          --------------------------------------
                                          Ernst & Young LLP

Columbus, Ohio
June 18, 1997

                               COMPANY LOCATIONS

PROCESSED STEEL PRODUCTS

THE WORTHINGTON STEEL COMPANY
Columbus, Monroe & Delta, Ohio
Louisville, Kentucky
Rock Hill, South Carolina
Baltimore, Maryland
Jackson & Taylor, Michigan
Malvern, Pennsylvania
Porter, Indiana
Decatur, Alabama
Midland, Georgia

WORTHINGTON CYLINDER CORPORATION
Columbus, Jefferson & Westerville, Ohio
Claremore, Oklahoma
Citronelle, Alabama
Guelph & Tilbury, Ontario, Canada

DIETRICH INDUSTRIES, INC.
Hammond & LaPorte, Indiana
Hicksville, Warren & Aurora, Ohio
Atlanta, Georgia
Baltimore, Maryland
Lunenburg, Massachusetts
Colton & Stockton, California
Phoenix, Arizona
Wildwood & Miami, Florida
East Brunswick, New Jersey
Hutchins, Texas
Fredericksburg, Virginia
Denver, Colorado
Lenexa, Kansas

THE GERSTENSLAGER COMPANY
Wooster, Ohio

CUSTOM PRODUCTS

WORTHINGTON CUSTOM PLASTICS, INC.
Mason, Salem & Upper Sandusky, Ohio
St. Matthews, South Carolina
Lebanon, Kentucky
Harrisburg & Concord, North Carolina

WORTHINGTON PRECISION METALS, INC.
Mentor, Ohio
Franklin, Tennessee
CAST PRODUCTS

BUCKEYE STEEL CASTINGS COMPANY
Columbus, Ohio

WORTHINGTON MACHINE TECHNOLOGY
Columbus, Ohio

I. H. SCHLEZINGER
Columbus, Ohio

JOINT VENTURES

WORTHINGTON SPECIALTY PROCESSING (WSP)
Steel Processing
Jackson, Michigan

ACEREX
Steel Processing
Monterrey, Mexico

SPARTAN STEEL COATING
Steel Processing
Monroe, Michigan

TWB COMPANY
Tailor Laser Welded Blanks
Monroe, Michigan

WORTHINGTON ARMSTRONG VENTURE (WAVE)
Suspended Ceilings
Malvern, Pennsylvania
Sparrows Point, Maryland
Valenciennes, France
North Las Vegas, Nevada
Shanghai, China
Madrid, Spain
Team Valley, England
Benton Harbor, Michigan

WORTHINGTON S.A.
Pressure Cylinders
Sao Palo, Brazil

LONDON INDUSTRIES, INC.
Custom Plastics
London, Ohio

                              OFFICERS & DIRECTORS

CORPORATE OFFICERS

John H. McConnell*
Chairman Emeritus & Founder
Director, 1955

John P. McConnell*
Chairman & Chief Executive Officer
Director, 1975

Donal H. Malenick*
President & Chief Operating Officer
Director, 1959

Pete A. Klisares*
Assistant to the Chairman
Director, 1991

William S. Dietrich
President - Dietrich Industries
Director, 1996

Donald G. Barger, Jr.
Vice President & Chief Financial Officer, 1993

Edward A. Ferkany
Group Vice President - Processed Steel, 1974

Robert J. Borel
Vice President - Engineering, 1973

Ralph V. Roberts
Vice President - Corporate
Development, 1973

Mark H. Stier
Vice President - Human Resources, 1975

Thomas L. Hockman
Vice President - Personnel, 1973

Dale T. Brinkman
General Counsel, 1982

Michael R. Sayre
Corporate Controller, 1993
OUTSIDE DIRECTORS

Charles R. Carson+
Retired Senior Vice President
General Electric Company
Director, 1986

John E. Fisher++
Retired General Chairman
Nationwide Insurance Companies
Director, 1993

John F. Havens++
Retired Chairman
Banc One Corporation
Director, 1988

Katherine S. LeVeque+
Chief Executive Officer
LeVeque Enterprises
Commercial Real Estate
Director, 1992

Robert B. McCurry++
Senior Advisor to President
Toyota Motor Sales, U.S.A. Inc.
Director, 1972

Charles D. Minor+
Counsel
Vorys, Sater, Seymour and Pease
Secretary - Director, 1962

Gerald B. Mitchell++
Retired Chairman
Dana Corporation
Director, 1986

James Petropoulos+
Owner
James Petropoulos & Company
Commercial Real Estate
Director, 1976
SUBSIDIARY OFFICERS

John R. Halula
Group Vice President, 1980
Worthington Custom Plastics, Inc.

Joe W. Harden
Vice President - General Manager, 1980
Buckeye Steel Castings Company

Derek R. West
Vice President - General Manager, 1991
Worthington Precision Metals, Inc.

Virgil L. Winland
Group Vice President, 1971
Worthington Cylinder
Corporation

Jay D. Wisner
President, 1997
The Gerstenslager Company

---------------

  * Member of Executive Committee

 + Member of Audit Committee

++ Member of Compensation and Stock Option Committee

Note: Year indicates initial year of employment or Board membership