Form 10-K405, Exhibit 13
period 1998-05-31
WORTHINGTON INDUSTRIES INC
filed 1998-08-28
CIK 108516

                         EXHIBIT 13


               ANNUAL REPORT TO SHAREHOLDERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  WORTHINGTON
                                INDUSTRIES, INC.

                             1998 ANNUAL REPORT TO
                                  SHAREHOLDERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WORTHINGTON INDUSTRIES, INC.

                               1998 ANNUAL REPORT

                                    CONTENTS

                                                                PAGE
                                                                ----
A Message to Our Shareholders...............................      1
The Company.................................................      1
Stock Trading, Price and Dividend Information...............      3
Five Year Selected Financial Data...........................      4
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      5
Consolidated Financial Statements
  Consolidated Balance Sheets -- May 31, 1998 and 1997......     10
  Consolidated Statements of Earnings -- Years ended May 31,
     1998, 1997 and 1996....................................     11
  Consolidated Statements of Shareholders' Equity -- Years
     ended May 31, 1998, 1997 and 1996......................     12
  Consolidated Statements of Cash Flows -- Years ended May
     31, 1998, 1997 and 1996................................     13
Notes to Consolidated Financial Statements..................     14
Report of Management........................................     27
Report of Independent Auditors..............................     28
Company Locations...........................................     29
Officers & Directors........................................     30

                         A MESSAGE TO OUR SHAREHOLDERS

     This 1998 Annual Report contains the Worthington Industries, Inc. audited financial statements and all of the information that regulations of the Securities and Exchange Commission (the "SEC") require to be presented in an Annual Report to Shareholders. For legal purposes, this is the Worthington Industries, Inc. 1998 Annual Report to Shareholders. This Annual Report is not part of the Proxy Statement, is not deemed to be soliciting material and is not deemed to be filed with the SEC, except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

     We invite our shareholders to also consider our 1998 Summary Annual Report, which accompanies the Proxy Statement. That Report presents information concerning the business and financial results of the Company in a format of detail we believe most of our shareholders will find useful and informative. Shareholders who would like to receive more detailed information may request our Annual Report on Form 10-K.

     THE WORTHINGTON INDUSTRIES, INC. ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO THE WORTHINGTON INDUSTRIES, INC. INVESTOR RELATIONS DEPARTMENT, 1205 DEARBORN DRIVE, COLUMBUS, OHIO 43085.

                                  THE COMPANY

     Worthington Industries, Inc., together with its subsidiaries, is referred to herein as the "Company." The Company's corporate headquarters are located at 1205 Dearborn Drive, Columbus, Ohio 43085.

     During the fiscal year ended May 31, 1998, the Company operated three business segments: Processed Steel Products, Custom Products and Cast Products. In the fourth quarter of fiscal 1998, the Company completed a strategic review to explore options to maximize the value of its subsidiaries, Worthington Custom Plastics and Worthington Precision Metals, which comprise the Custom Products segment, and Buckeye Steel Castings Company which represents the bulk of the Cast Products segment. The strategic review resulted in decisions to divest those businesses and continue to focus on the Company's steel processing and metal-fabricating businesses, in order to maximize the Company's strengths and opportunities. As a result of the decision to divest these three businesses, the Custom Products and Cast Products segments of the Company have been restated as Discontinued Operations. Accordingly, the Company's Continuing Operations consist of only the Processed Steel Products segment and its equity in the joint ventures discussed below.

PROCESSED STEEL PRODUCTS

     The Processed Steel Products segment is made up of four lines of business. For the years ended May 31, 1998, 1997 and 1996, the percentage of sales from continuing operations generated by these four businesses was as follows: Steel Processing was 56%, 56%, and 68%; Pressure Cylinders was 14%, 14%, and 15%; Metal Framing was 21%, 21%, and 8%; and Aftermarket Body Panels were 9%, 9%, and 9%. (The percentage for 1996 for the Metal Framing business includes its sales only from February 5, 1996, the date of its acquisition.)

     Steel Processing. Worthington Steel is an intermediate processor of flat rolled steel. Its processing capabilities include pickling, slitting, rolling, annealing, edging, tension leveling, cut-to-length, configured blanking, painting, nickel plating, and hot dipped galvanizing. Worthington Steel has approximately 1,700 customers, principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries.

     Pressure Cylinders. Worthington Cylinders produces portable low pressure liquid propane and refrigerant gas cylinders and portable high pressure cylinders. Refrigerant gas cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers and distributors of barbecue grills and propane, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. High pressure cylinders are sold primarily to gas fillers and suppliers as containers for acetylene, medical, industrial, halon and electronic gases.

The Company also produces recycle and recovery tanks for refrigerant gases and helium balloon kits. Worthington Cylinders has over 2,000 customers.

     Metal Framing. Dietrich Industries is the nation's leading producer of metal framing products for the commercial and residential building industries. Major customers include building products distributors, commercial and residential contractors and gypsum producers.

     Aftermarket Body Panels. The Gerstenslager Company is a leading independent supplier of automotive aftermarket body panels in the United States. Major customers include domestic and transplant automotive and heavy duty truck manufacturers.

JOINT VENTURES

     As part of its strategy to selectively develop new products, markets and technological capabilities, and to expand its international presence while mitigating the risks and costs associated with such activities, the Company participates in one consolidated and five unconsolidated joint ventures.

     Spartan Steel Coating, L.L.C. ("Spartan Steel"), a 52% owned consolidated joint venture with Rouge Industries, operates a cold rolled hot dipped galvanizing facility near Monroe, Michigan. Production testing and trials began in May 1998.

     Worthington/Armstrong Venture ("WAVE"), a 50% owned joint venture with Armstrong World Industries, is one of the three leading United States manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Pennsylvania, Maryland, Michigan, Nevada, England, France, Spain and China.

     Worthington Specialty Processing ("WSP"), a 50% owned joint venture with USX Corporation in Jackson, Michigan, operates primarily as a toll processor for USX Corporation.

     Acerex S.A. de C.V., a 50% owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

     TWB Company, L.L.C., a 33% owned joint venture with Thyssen Steel, Rouge Industries, LTV Steel and Bethlehem Steel, produces laser welded blanks for use in the auto industry for products such as inner door frames.

     Worthington S.A., a 52% owned joint venture with three Brazilian propane producers, operates a cylinder manufacturing facility near Sao Paolo, Brazil.

DISCONTINUED OPERATIONS

     Custom Plastics. Worthington Custom Plastics manufactures and supplies injection molded plastic parts to automobile manufacturers and their suppliers, and to manufacturers of appliances, lawn and garden products, recreational products, business equipment, audio equipment, furniture and other items.

     Precision Metals. Worthington Precision Metals produces extremely close tolerance metal components for use by automobile manufacturers and their suppliers in power steering, transmission, anti-lock brake and other automotive mechanical systems.

     Steel Castings. Buckeye Steel Castings designs, produces and machines a broad line of railcar and industrial steel castings. Buckeye is also North America's leading designer and producer of undercarriages for mass transit cars.

                 STOCK TRADING, PRICE AND DIVIDEND INFORMATION

     Worthington Industries, Inc. common stock trades on the Nasdaq Stock Market under the symbol "WTHG" and is listed in most newspapers as "WorthInd." As of May 31, 1998, Worthington Industries, Inc. had approximately 11,149 shareholders of record.

                                  AVERAGE                  NASDAQ PRICES
FISCAL 1997                        SHARES       DAILY     ----------------      CASH
QUARTER ENDED                      TRADED      VOLUME      LOW       HIGH     DIVIDENDS
-------------                    ----------    -------    ------    ------    ---------
August 31......................  14,306,400    223,538    $17.50    $21.63      $.12
November 30....................  20,569,800    326,505    $19.00    $22.25      $.12
February 28....................  18,142,300    292,618    $18.13    $22.00      $.12
May 31.........................  14,394,800    228,489    $17.38    $21.00      $.13

FISCAL 1998
QUARTER ENDED
-------------
August 31......................  24,208,081    387,251    $17.50    $20.25      $.13
November 30....................  26,772,131    424,954    $17.38    $20.88      $.13
February 28....................  18,689,119    306,379    $15.13    $18.38      $.13
May 31.........................  24,414,343    403,402    $16.94    $19.56      $.14

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                       FIVE YEAR SELECTED FINANCIAL DATA

                        MAY 31                              1998         1997         1996         1995        1994
                        ------                           ----------   ----------   ----------   ----------   --------
            IN THOUSANDS, EXCEPT PER SHARE
FINANCIAL RESULTS
Net Sales..............................................  $1,624,449   $1,428,346   $1,126,492   $1,125,495   $996,329
Cost of Goods Sold.....................................   1,371,841    1,221,078      948,505      942,672    840,639
                                                         ----------   ----------   ----------   ----------   --------
Gross Margin...........................................     252,608      207,268      177,987      182,823    155,690
Selling, General & Administrative Expense..............     117,101       96,252       78,852       67,657     57,696
                                                         ----------   ----------   ----------   ----------   --------
Operating Income.......................................     135,507      111,016       99,135      115,166     97,994
Miscellaneous Income...................................       1,396          906        1,013          648        955
Interest Expense.......................................     (25,577)     (18,427)      (8,687)      (6,673)    (3,460)
Equity in Net Income of Unconsolidated
  Affiliates -- Joint Ventures.........................      19,316       13,959        6,981        5,284     (1,315)
Equity in Net Income of Unconsolidated
  Affiliate -- Rouge...................................          --           --       21,729       32,111     19,406
                                                         ----------   ----------   ----------   ----------   --------
Earnings From Continuing Operations Before Income
  Taxes................................................     130,642      107,454      120,171      146,536    113,580
Income Taxes...........................................      48,338       40,844       46,130       55,190     42,678
                                                         ----------   ----------   ----------   ----------   --------
Earnings From Continuing Operations....................      82,304       66,610       74,041       91,346     70,902
Discontinued Operations, Net of Taxes..................      17,337       26,708       26,932       31,783     17,996
Extraordinary Item, Net of Taxes.......................      18,771           --           --           --         --
                                                         ----------   ----------   ----------   ----------   --------
Net Earnings...........................................     118,412       93,318      100,973      123,129     88,898
Earnings Per Share (Diluted) --
  Continuing Operations................................        0.85         0.69         0.76         0.94       0.73
  Discontinued Operations, Net of Taxes................        0.18         0.27         0.28         0.33       0.19
  Extraordinary Item, Net of Taxes.....................        0.19           --           --           --         --
                                                         ----------   ----------   ----------   ----------   --------
  Net Earnings.........................................        1.22         0.96         1.04         1.27       0.92
  Continuing Operations(Without Rouge Equity)..........        0.85         0.69         0.62         0.73       0.60
Depreciation and Amortization..........................      61,459       51,388       41,458       36,384     34,468
Cash Provided By Operating Activities..................     200,903       78,363      146,193       78,313     66,058
Cash Dividends Declared................................      51,271       45,965       40,872       37,212     33,161
  Per Share............................................      0.5299       0.4900       0.4501       0.4101     0.3669
Capital Expenditures...................................  $  309,412     $172,605     $119,286      $71,314    $49,386
Average Shares Outstanding.............................      96,751       96,557       96,487       96,405     96,053
FINANCIAL POSITION
Current Assets.........................................  $  642,995     $594,128     $505,104     $474,853   $435,465
Current Liabilities....................................     410,031      246,794      167,585      191,672    171,991
                                                         ----------   ----------   ----------   ----------   --------
Working Capital........................................     232,964      347,334      337,519      283,181    263,474
Net Fixed Assets.......................................     933,158      691,027      544,052      358,579    323,649
Total Assets...........................................   1,842,342    1,561,186    1,282,424      964,299    837,707
Total Debt*............................................     501,950      417,883      317,997      108,916     73,306
Shareholders' Equity...................................     780,273      715,518      667,318      608,142    525,137
  Per Share............................................        8.07         7.40         6.91         6.30       5.46
Total Committed Capital*...............................  $1,282,223   $1,133,401     $985,315     $717,058   $598,443
Shares Outstanding.....................................      96,657       96,711       96,505       96,515     96,236
PERFORMANCE COMPARISON
PROFITABILITY (after taxes, excluding extraordinary
  item)
Continuing Return on Net Sales.........................         5.1%         4.7%         6.6%         8.1%       7.1%
Return on Average Total Assets.........................         5.9%         6.6%         9.0%        13.7%      11.3%
Return on Average Total Committed Capital..............         8.2%         8.8%        11.9%        18.7%      15.9%
Return on Average Shareholders' Equity.................        13.3%        13.5%        15.8%        21.7%      18.1%
FINANCIAL CONDITION
Current Ratio..........................................         1.6X         2.4X         3.0X         2.5X       2.5X
Total Debt*/Total Committed Capital*...................          39%          37%          32%          15%        12%
ASSET USE
Inventory Turnover.....................................         6.2X         6.4X         6.5X         6.0X       6.4X
Accounts Receivable/Days Sales.........................          48           44           43           46         43
GROWTH
Net Sales..............................................        13.7%        26.8%         0.1%        13.0%      19.7%
Earnings From Continuing Operations....................        23.6%       -10.0%       -18.9%        28.8%      42.1%
Earnings Per Share From Continuing Operations..........        23.2%        -9.2%       -19.1%        28.8%      40.4%
Cash Dividends Declared Per Share......................         8.1%         8.9%         9.7%        11.8%      12.2%

---------------

All financial data except cash dividends declared include the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

* Excludes Debt Exchangable for Common Stock of $75,745 and $88,494 at May 31, 1998 and 1997, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                            DISCONTINUED OPERATIONS

     During the fiscal year ended May 31, 1998, Worthington Industries operated three business segments: Processed Steel Products, Custom Products, and Cast Products. In the fourth quarter of fiscal 1998, the Company completed a strategic review to explore options to maximize the value of its subsidiaries, Worthington Custom Plastics, Worthington Precision Metals and Buckeye Steel Castings Company. Worthington Custom Plastics and Worthington Precision Metals comprise the Custom Products segment. Buckeye Steel Castings represents the bulk of the Cast Products segment. The strategic review resulted in decisions to divest those businesses and continue to focus on the Company's steel processing and metal fabricating businesses, in order to maximize the Company's strengths and opportunities. Proceeds from the sale of the divestitures will be used to finance the Company's steel and metals related businesses through capital spending or acquisition, to repurchase common stock, to pay down debt, or some combination of these alternatives. As a result of the decisions to divest these three businesses, the Custom Products and Cast Products segments of Worthington Industries have been restated as Discontinued Operations. Accordingly, the Company's Continuing Operations consist of only the Processed Steel Products segment and its equity in joint ventures.

                                    RESULTS

     Fiscal 1998 was the most profitable year for the Company's Continuing Operations in its 43 year history, excluding equity earnings from Rouge Industries (Rouge). Annual sales of $1.6 billion were up 14% over the prior year, reflecting the ramp-up of the new Delta, Ohio hot dipped galvanizing operation, and overall revenue improvement. These sales increases contributed to increased earnings from Continuing Operations of $82 million, a 24% improvement over the prior year. Combining these earnings with earnings from Discontinued Operations of $17 million, and an Extraordinary Item of $19 million resulted in total net earnings of $118 million. Total earnings per share were $1.22.

     The Extraordinary Item, due to a fire at the Monroe, Ohio facility in August 1997, reflects the settled property portion of the insurance claim. The property settlement of $39 million represents replacement value of the assets, significantly in excess of the remaining book value of $9 million. After adjusting for taxes, the resulting gain was $19 million.

     Sales from Continuing Operations in fiscal 1997 of $1.4 billion were up 27% over fiscal 1996, while earnings from Continuing Operations of $67 million were up 11% from $60 million in fiscal 1996, excluding Rouge Equity earnings. Fiscal 1997 net income from Discontinued Operations was $27 million, essentially even with fiscal 1996.

                                                                                      % GROWTH
                                                                                       RATES
                                                                                    ------------
                                                  1998        1997        1996      1998    1997
       ($ IN MILLIONS EXCEPT PER SHARE)         --------    --------    --------    ----    ----
Sales.........................................  $1,624.4    $1,428.3    $1,126.5     14%     27%
Earnings:
  Continuing Operations.......................      82.3        66.6        74.0     24%    -10%
  Continuing Operations (excluding Rouge
     Equity)..................................      82.3        66.6        59.9     24%     11%
  Discontinued Operations.....................      17.3        26.7        26.9    -35%     -1%
  Extraordinary Item..........................      18.8
Earnings per Share (Diluted):
  Continuing Operations.......................      0.85        0.69        0.76     23%     -9%
  Continuing Operations (excluding Rouge
     Equity)..................................      0.85        0.69        0.62     23%     11%
  Discontinued Operations.....................      0.18    $   0.27    $   0.28    -33%     -4%
  Extraordinary Item..........................  $   0.19

                       RESULTS FROM CONTINUING OPERATIONS

     Overall, demand in most of the Company's continuing product lines was stronger in fiscal 1998 than in fiscal 1997, reflecting new non-automotive business, gains in traditional markets, and the overall strength of the economy. Profit margins from Continuing Operations improved as a result of volume improvements, the ramp-up of the Delta operation, product mix shifts in the cylinders and automotive panels businesses, and moderate price increases in some product lines. These improvements were partially offset by start-up costs at the Decatur and Spartan facilities. The impact of the start-up costs will continue to be felt throughout fiscal 1999. As a percentage of sales, gross margin was 15.6% in fiscal 1998, 14.5% in 1997 and 15.8% in 1996. Operating income as a percent of sales increased to 8.3% in fiscal 1998 from 7.8% in fiscal 1997. The Monroe fire did not materially impact margins due to business interruption insurance coverage approximating the lost operating income which would have resulted had the fire not occurred. Through May 31, 1998, $8.5 million of business interruption insurance recovery was included in net sales.

     Steel processing sales were up over fiscal 1997 primarily due to increased volume at most plants and additional sales generated by the Delta ramp-up. Operating income in steel processing was up due to volume improvement and the profit contributions from the Delta plant; however, operating income as a percent of sales lagged due to the ramp-up and start-up costs at new locations (Delta, Decatur and Spartan) and poor results at the Malvern plant. Pressure cylinders sales and operating income were up over fiscal 1997 due to increased volume in most product lines and a favorable product mix shift. In addition, selling prices increased for cylinders due to a more expensive valve with a new overfill protection device. In fiscal 1998, both sales and operating income increased for the metal framing operation reflecting greater volume and better margins due to cost improvements. Sales and operating income were up in fiscal 1998 from the automotive body panel business reflecting additional volume, a favorable shift in product mix and operating efficiencies.

     In fiscal 1998, the new steel processing facility in Delta, Ohio, completed its first full year of operation. This facility added hot dipped galvanizing to the Company's capabilities and increased its pickling and slitting capacities. In March 1997, the Company broke ground for its new steel processing plant in Decatur, Alabama. Pickling and slitting operations began in March 1998, with cold rolling operations expected to begin within the next few months. This plant will have the capacity to process one million tons of steel per year.

     Fiscal 1997 sales of $1.4 billion and operating income of $111 million were up 27% and 12%, respectively, from 1996. Sales and operating margins were higher in fiscal 1997 due to higher volumes and a full year of the metal framing operation, which was acquired in February 1996. Delta start-up costs eroded the margin percentages in fiscal 1997. Pressure cylinders 1997 sales and earnings were up over fiscal 1996 due to increased demand for liquid petroleum gas and refrigerant cylinders. A favorable shift in product mix also enhanced margins.

     The Company continued its aggressive investment program during fiscal 1998. A significant portion of the Company's Decatur, Alabama steel processing plant was completed. In addition, construction of the Spartan Steel Coating hot dipped galvanizing facility, a joint venture with Rouge, was completed, and production testing and trials were in process at fiscal year end.

     On August 14, 1997 the Company experienced a fire at the Monroe, Ohio facility. The fire destroyed the pickling area of the facility and caused extensive damage to other parts of the plant. The Company shifted a significant amount of the business to other locations, with the remainder sent to third party processors. Blanking returned to operation in September 1997, and slitting returned in March 1998. Pickling is expected to resume by late summer. The Company is making additional investments at this facility to increase both pickling and storage capacity beyond its pre-fire capabilities.

                                                         1998    1997    1996
                    ($ IN MILLIONS)                      ----    ----    ----
Investing Activities:
Investment in Property, Plant and Equipment (Net)......  $309    $173    $119
Acquisitions, Net of Cash Acquired.....................            70     169
Investments in Unconsolidated Affiliates...............             5       8
Proceeds from Property Insurance.......................   (38)
                                                         ----    ----    ----
  Net Cash Used by Investing Activities................  $271    $248    $297
                                                         ====    ====    ====

     Although not reflected in the fiscal 1998 financial statements, in June, 1998 the Company purchased Jos. Heiser vormals J. Winter's Sohn, Gmbh (Heiser) for approximately $35 million. Based in Gaming, Austria, Heiser is Europe's leading producer of high pressure industrial gas cylinders.

     Selling, general and administrative (SG&A) expense as a percentage of sales was 7.2% in fiscal 1998, 6.7% in 1997 and 7.0% in 1996. The SG&A percentage increased in 1998 because of the overhead costs incurred at the Delta, Decatur, and Spartan facilities without corresponding sales levels. All corporate overhead costs have been reflected in the results from Continuing Operations.

                                                              1998    1997    1996
                      ($ IN MILLIONS)                         ----    ----    ----
SG&A........................................................  $117    $ 96    $ 79
% Sales.....................................................   7.2%    6.7%    7.0%

     Interest expense of $26 million increased 39% over fiscal 1997 as a result of higher debt levels and higher average interest rates. Average debt outstanding was $556 million in fiscal 1998, $420 million in 1997 and $178 million in 1996. Debt levels rose in fiscal 1998 to fund capital spending, including the construction of the Decatur and the Spartan facilities. Debt levels rose in fiscal 1997 to fund capital spending, including the Delta facility and the SCM and PMI acquisitions. The average interest rate was 6.64% in fiscal 1998, 5.96% in 1997 and 6.49% in 1996. The Company's higher average interest rate in fiscal 1998 was the result of converting more of its debt from floating rates to fixed rates, primarily by unwinding interest rate swaps. At year end, approximately 53% of the Company's total debt (excluding DECS) was at fixed rates of interest. Capitalized interest totaled $11 million in fiscal 1998, $7 million in 1997 and $3 million in 1996.

                                                              1998     1997     1996
                      ($ IN MILLIONS)                         -----    -----    ----
Interest Expense............................................  $25.6    $18.4    $8.7
Capitalized Interest........................................  $11.3    $ 6.6    $2.9

     Equity in net income of unconsolidated affiliates increased 38% in fiscal 1998. The WAVE joint venture posted solid increases in sales and earnings and continued to expand its business. During the year, it purchased Peytesa, SA, a privately held Spanish ceiling grid manufacturer, and built new plants in Team Valley, UK and Benton Harbor, Michigan. The TWB joint venture made significant progress, substantially improving its operating income on increased production volume. The Acerex joint venture in Monterrey, Mexico performed well as volume continued to be strong. Worthington Specialty Processing (WSP) enjoyed another profitable year. Cylinder's Brazilian joint venture contributed earnings in its first full fiscal year.

     In fiscal 1997, equity in net income of unconsolidated affiliates, excluding the investment in Rouge, doubled from fiscal 1996 as WAVE and TWB both posted significant improvements.

     The effective tax rate decreased in fiscal 1998 due to lower state taxes. The effective rate was 37.0% in fiscal 1998, 38.0% in 1997, and 38.4% in 1996.

                      RESULTS FROM DISCONTINUED OPERATIONS

     Fiscal 1998 sales from Discontinued Operations of $494 million were up $11 million over 1997, primarily due to an increase in sales at Cast Products, partially offset by sales decreases at Custom Products. The Cast Products increase was due to significant rail car volume improvement, while Custom Products experienced a phase out of a few key contracts. Fiscal 1998 net income decreased to $17 million from the previous year's $27 million, due to the Custom Products volume decline.

     Fiscal 1997 sales for Discontinued Operations of $483 million were $32 million higher than in the previous year due to the PMI acquisition in fiscal 1997, partially offset by reduced Cast Products volume. Net income was essentially even with 1996 due to lower earnings from Cast Products.

                        LIQUIDITY AND CAPITAL RESOURCES

     At May 31, 1998, the Company's balance sheet remained strong.

     During fiscal 1998, total assets increased 18% to $1.8 billion, primarily reflecting the Company's increased investment in property, plant and equipment and a $49 million increase in current assets. Capital investments totaled $309 million in fiscal 1998. The joint venture partners contributed $34 million of the funds required for capital investments, which has been reflected as a source of funds. The most significant projects were the Decatur, Alabama steel processing plant, the Spartan Steel Coating venture and the rebuild of the Monroe, Ohio facility. Accounts receivable increased by $43 million, in line with the Company's sales increase, particularly at the end of the year. Inventory was reduced by $8 million from the previous year's level which had been inflated by higher than normal steel purchases late in 1997.

     Current liabilities increased by $163 million during the year to $410 million, primarily due to a $59 million increase in accounts payable and an $87 million increase in notes payable. Accordingly, the current ratio at May 31, 1998 was 1.6 to 1 versus 2.4 to 1 at May 31, 1997. Accounts payable increased in line with the Company's business operations and in connection with the ongoing capital projects.

     The Company uses short-term uncommitted lines of credit extended by various commercial banks to finance its business operations. Maturities on these borrowings typically range from one to ninety days. To ensure liquidity, the Company maintains a $190 million revolving credit facility with a group of commercial banks. At May 31, 1998, there were no outstanding borrowings under this facility. Commitments by the banks under the revolving credit facility expire in May 2003, having been extended by one year.

     In March 1997, $93 million in Debt Exchangeable for Common Stock (DECS), payable in Rouge stock, was issued by the Company. In the opinion of the Company, it is appropriate to examine the Company's debt without the DECS, since the Company may satisfy the DECS with currently owned Rouge stock. The DECS value as of May 31, 1998 was $75.7 million due to a decrease in the value of the Rouge common stock.

     At May 31, 1998, the Company's total debt (excluding the DECS) was $502 million compared to $418 million (excluding the DECS) at the end of fiscal 1997. As a result, total debt to committed capital increased to 39% (excluding the DECS) from the previous year's 37% (excluding the DECS). Debt was incurred primarily to finance the Company's capital investments in property, plant and equipment.

     Cash provided by operating activities of $201 million was up from $78 million in fiscal 1997, primarily due to increased earnings and working capital management. The Company declared record dividends of $51 million in fiscal 1998, the 30th consecutive year of annual dividend increases.

     On December 9, 1997, the Company issued $150 million of 6.7% notes due 2009 off of the $450 million "shelf" registration established in May 1996, substantially depleting the shelf. As there were no plans to issue any of the remainder of this "shelf" registration, it was deregistered by post-effective amendment in June 1998.

     The Company's immediate borrowing capacity, in addition to cash generated from operations, should be more than sufficient to fund expected normal operating costs, dividends, debt payments and capital expenditures for existing businesses. While there are no specific needs at this time, the Company regularly considers long-term debt issuance an alternative depending on financial market conditions.

                                 ENVIRONMENTAL

     The Company believes environmental issues will not have a material effect on capital expenditures, consolidated financial position, future results or operations.

                              IMPACT OF YEAR 2000

     The Company is currently conducting a detailed assessment of all information technology (IT) and non-information technology (non-IT) hardware and software with regard to year 2000 issues. Non-IT components include embedded technology in the manufacturing plants in equipment-related hardware and software, as well as communication systems.

     The Company is not materially reliant on third party systems (e.g. electronic data interchange) to conduct business. In addition, the Company initiated communications with significant vendors and customers to confirm their plans to become year 2000 ready and assess any possible risk to or effects on the Company's operations. The vendor and customer responses are being evaluated and incorporated into the current detailed assessment.

     Over the last two years, the Company has utilized both internal and external resources to modify, replace, and test mainframe software to make it year 2000 ready. These year 2000 projects are at varying stages of completion. Some systems have been, or are currently being, replaced with year 2000 ready systems for business reasons and some mainframe code updates have been, or are currently being, implemented. A comprehensive review of these projects is also being performed as part of the detailed assessment in progress. In fiscal 1998, approximately $1 million was expended to remediate year 2000 issues. This amount excludes the cost of year 2000 ready hardware and software recently implemented by the Company.

     Since this assessment is in progress, the estimated total cost to remediate all year 2000 issues is not readily determinable. Preliminary estimates to update mainframe code were approximately $2 million. This figure will be revised as a result of the current assessment. The assessment is expected to be complete in November 1998. Year 2000 projects to date have inspected approximately 50% of the software and hardware potentially not ready for the year 2000; those systems not recently replaced with year 2000 ready systems.

     In summary, while the Company continues its efforts to evaluate and remediate year 2000 issues, the final assessment is not complete. The Company expects no material impact to its results from operations or financial condition as a result of year 2000 issues. The scope of contingency planning will hinge upon the results of the current assessment.

                                 EURO-CURRENCY

     The European Union's new common currency is scheduled to be introduced on January 1, 1999. The Company expects no material impact to its results from operations or financial condition as a result of this change, due to the Company's limited overseas operations.

                             SAFE HARBOR STATEMENT

     The Company wishes to take advantage of the Safe Harbor provisions included in the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements by the Company relating to future revenues and growth, stock appreciation, plant start-ups, capabilities, the impact of year 2000 and other statements which are not historical information constitute "forward looking statements" within the meaning of the Act. All forward looking statements are subject to risks and uncertainties which could cause actual results to differ from those projected. Factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions; conditions in the Company's major markets; competitive factors and pricing pressures; product demand and changes in product mix; changes in pricing or availability of raw material, particularly steel; delays in construction or equipment supply; year 2000 issues; and other risks described from time to time in the Company's filings with the Securities and Exchange Commission.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       MAY 31
                                                              ------------------------
                                                                 1998          1997
                    DOLLARS IN THOUSANDS                      ----------    ----------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    3,788    $    7,212
  Accounts receivable, less allowances of $4,130 and $3,900
    at May 31, 1998 and 1997................................     310,155       266,836
  Inventories
    Raw materials...........................................     172,920       187,572
    Work in process and finished products...................     115,991       109,316
                                                              ----------    ----------
                                                                 288,911       296,888
  Income taxes receivable...................................       5,429            --
  Prepaid expenses and other current assets.................      34,712        23,192
                                                              ----------    ----------
         Total Current Assets...............................     642,995       594,128
Investment in Unconsolidated Affiliates.....................      61,694        57,040
Intangible Assets...........................................      95,725        98,132
Other Assets................................................      33,025        32,365
Investment in Rouge.........................................      75,745        88,494
Property, Plant and Equipment:
  Land......................................................      32,508        30,531
  Buildings.................................................     243,514       212,848
  Machinery and equipment...................................     767,165       683,155
  Construction in progress..................................     272,481       110,087
                                                              ----------    ----------
                                                               1,315,668     1,036,621
  Less accumulated depreciation.............................     382,510       345,594
                                                              ----------    ----------
                                                                 933,158       691,027
                                                              ----------    ----------
         Total Assets.......................................  $1,842,342    $1,561,186
                                                              ==========    ==========
                        LIABILITIES
CURRENT LIABILITIES:
  Accounts payable..........................................  $  176,752    $  117,910
  Notes payable.............................................     136,600        50,000
  Accrued compensation, contributions to employee benefit
    plans and related taxes.................................      43,867        38,058
  Dividends payable.........................................      13,532        12,572
  Other accrued items.......................................      37,800        20,244
  Income taxes..............................................          --         2,026
  Current maturities of long-term debt......................       1,480         5,984
                                                              ----------    ----------
         Total Current Liabilities..........................     410,031       246,794
Other Liabilities...........................................      24,788        18,839
Long-Term Debt:
  Conventional long-term debt...............................     363,870       361,899
  Debt exchangeable for common stock........................      75,745        88,494
                                                              ----------    ----------
                                                                 439,615       450,393
Deferred Income Taxes.......................................     145,230       120,765
Contingent Liabilities--Note G..............................          --            --
Minority Interest...........................................      42,405         8,877

                           EQUITY
SHAREHOLDERS' EQUITY:
  Preferred shares, $1.00 par value, authorized -- 1,000,000
    shares, issued and outstanding --none...................          --            --
  Common shares, $.01 par value, authorized -- 150,000,000
    shares, issued and outstanding -- 1998 -- 96,656,759
    shares; 1997 -- 96,711,235 shares.......................         968           968
  Additional paid-in capital................................     116,696       114,052
  Unrealized loss on investment.............................      (5,563)       (5,563)
  Foreign currency translation adjustment...................      (2,812)       (1,861)
  Retained earnings.........................................     670,984       607,922
                                                              ----------    ----------
                                                                 780,273       715,518
                                                              ----------    ----------
         Total Liabilities and Shareholders' Equity.........  $1,842,342    $1,561,186
                                                              ==========    ==========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                   YEAR ENDED MAY 31
                                                         --------------------------------------
                                                            1998          1997          1996
            IN THOUSANDS, EXCEPT PER SHARE               ----------    ----------    ----------
Net sales..............................................  $1,624,449    $1,428,346    $1,126,492
Cost of goods sold.....................................   1,371,841     1,221,078       948,505
                                                         ----------    ----------    ----------
          Gross Margin.................................     252,608       207,268       177,987
Selling, general and administrative expense............     117,101        96,252        78,852
                                                         ----------    ----------    ----------
          Operating Income.............................     135,507       111,016        99,135
Other income (expense):
  Miscellaneous income.................................       1,396           906         1,013
  Interest expense.....................................     (25,577)      (18,427)       (8,687)
  Equity in net income of unconsolidated
     affiliates -- Joint Ventures......................      19,316        13,959         6,981
  Equity in net income of unconsolidated
     affiliate -- Rouge................................          --            --        21,729
                                                         ----------    ----------    ----------
          Earnings Before Income Taxes.................     130,642       107,454       120,171
Income taxes...........................................      48,338        40,844        46,130
                                                         ----------    ----------    ----------
          Earnings From Continuing Operations..........      82,304        66,610        74,041
Discontinued Operations:
          Income from operations, net of taxes.........      17,337        26,708        26,932
Extraordinary Item, net of taxes.......................      18,771            --            --
                                                         ----------    ----------    ----------
          Net Earnings.................................  $  118,412    $   93,318    $  100,973
                                                         ==========    ==========    ==========
Average Common Shares Outstanding......................      96,751        96,557        96,487
Earnings Per Share (Basic):
          Continuing Operations........................  $     0.85    $     0.69    $     0.77
          Discontinued Operations, net of taxes........        0.18          0.28          0.28
          Extraordinary Item, net of taxes.............        0.19            --            --
                                                         ----------    ----------    ----------
          Net Earnings.................................  $     1.22    $     0.97    $     1.05
                                                         ==========    ==========    ==========
Earnings Per Share (Diluted):
          Continuing Operations........................  $     0.85    $     0.69    $     0.76
          Discontinued Operations, net of taxes........        0.18          0.27          0.28
          Extraordinary Item, net of taxes.............        0.19            --            --
                                                         ----------    ----------    ----------
          Net Earnings.................................  $     1.22    $     0.96    $     1.04
                                                         ==========    ==========    ==========

     Results have been restated to reflect the Custom Products and Cast Products business segments as discontinued operations.

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               1998        1997        1996
          DOLLARS IN THOUSANDS, EXCEPT PER SHARE             --------    --------    --------
COMMON SHARES:
  Balance at beginning of year.............................  $    968    $    965    $    965
  Sale of common shares under stock option plan, (142,902
     in 1998; 173,026 in 1997; 116,051 in 1996)............         1           2           1
  Sale of shares under dividend reinvestment plan, (56,222
     in 1998; 95,438 in 1997; 90,561 in 1996)..............         1           1          --
  Purchase and retirement of common shares, (253,600 in
     1998; 62,500 in 1997; 216,500 in 1996)................        (2)         --          (1)
                                                             --------    --------    --------
          Balance at May 31................................  $    968    $    968    $    965
                                                             ========    ========    ========
ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year.............................  $114,052    $106,079    $102,943
  Sale of common shares under stock option plan, (142,902
     in 1998; 173,026 in 1997; 116,051 in 1996)............     1,750       2,114       1,549
  Sale of shares under dividend reinvestment plan, (56,222
     in 1998; 95,438 in 1997; 90,561 in 1996)..............     1,155       1,895       1,820
  Transactions of unconsolidated affiliates................        --       4,033          10
  Purchase and retirement of common shares, (253,600 in
     1998; 62,500 in 1997; 216,500 in 1996)................      (261)        (69)       (243)
                                                             --------    --------    --------
          Balance at May 31................................  $116,696    $114,052    $106,079
                                                             ========    ========    ========
UNREALIZED LOSS ON INVESTMENT:
  Balance at beginning of year.............................  $ (5,563)   $     --    $     --
  Valuation adjustment.....................................        --      (5,563)         --
                                                             --------    --------    --------
          Balance at May 31................................  $ (5,563)   $ (5,563)   $     --
                                                             ========    ========    ========
MINIMUM PENSION LIABILITY:
  Balance at beginning of year.............................  $     --    $   (189)   $ (1,210)
  Minimum pension liability adjustment.....................        --         189         339
  Transactions of unconsolidated affiliate.................        --          --         682
                                                             --------    --------    --------
          Balance at May 31................................  $     --    $     --    $   (189)
                                                             ========    ========    ========
TRANSLATION ADJUSTMENT:
  Balance at beginning of year.............................  $ (1,861)   $ (1,248)   $   (146)
  Foreign currency translation adjustment..................      (951)       (613)     (1,102)
                                                             --------    --------    --------
          Balance at May 31................................  $ (2,812)   $ (1,861)   $ (1,248)
                                                             ========    ========    ========
RETAINED EARNINGS:
  Balance at beginning of year.............................  $607,922    $561,711    $505,588
  Net earnings.............................................   118,412      93,318     100,973
  Cash dividends declared:
       (per share: $.53 in 1998; $.49 in 1997; $.45 in
          1996)............................................   (51,271)    (45,965)    (40,872)
  Purchase and retirement of common shares, (253,600 in
     1998; 62,500 in 1997; 216,500 in 1996)................    (4,079)     (1,142)     (3,978)
                                                             --------    --------    --------
          Balance at May 31................................  $670,984    $607,922    $561,711
                                                             ========    ========    ========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED MAY 31
                                                             ---------------------------------
                                                               1998        1997         1996
                   DOLLARS IN THOUSANDS                      --------    ---------    --------
OPERATING ACTIVITIES:
  Net earnings.............................................  $118,412    $  93,318    $100,973
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.........................    61,459       51,388      41,458
     Provision for deferred income taxes...................    22,104        3,326       9,884
     Equity in undistributed net income of unconsolidated
       affiliates..........................................    (5,729)      (9,625)    (25,153)
     Minority interest.....................................      (553)         (27)         --
     Extraordinary gain....................................   (29,795)          --          --
     Changes in assets and liabilities:
       Accounts receivable.................................   (43,319)      (8,005)      8,573
       Inventories.........................................     7,977      (70,322)     32,713
       Prepaid expenses and other current assets...........   (10,920)       8,331       2,732
       Other assets........................................    (1,319)      (2,801)     (2,412)
       Accounts payable and accrued expenses...............    76,637       11,658     (22,118)
       Other liabilities...................................     5,949        1,122        (457)
                                                             --------    ---------    --------
          Net Cash Provided By Operating Activities........   200,903       78,363     146,193
INVESTING ACTIVITIES:
  Investment in property, plant and equipment, net.........  (309,412)    (172,905)   (119,286)
  Acquisitions, net of cash acquired.......................        --      (69,942)   (169,391)
  Investments in unconsolidated affiliates.................        --       (5,420)     (8,315)
  Proceeds from property insurance.........................    38,683           --          --
                                                             --------    ---------    --------
          Net Cash Used By Investing Activities............  (270,729)    (248,267)   (296,992)
FINANCING ACTIVITIES:
  Proceeds from (payments on) short-term borrowings........    86,600       50,000     (38,200)
  Proceeds from long-term debt.............................   152,868      165,715     425,974
  Principal payments on long-term debt.....................  (155,401)     (23,589)   (180,473)
  Proceeds from issuance of common shares..................     2,955        4,011       3,370
  Proceeds from minority interest..........................    34,081        8,904          --
  Repurchase of common shares..............................    (4,390)      (1,211)     (4,222)
  Dividends paid...........................................   (50,311)     (44,294)    (39,963)
                                                             --------    ---------    --------
          Net Cash Provided By Financing Activities........    66,402      159,536     166,486
                                                             --------    ---------    --------
  Increase (decrease) in cash and cash equivalents.........    (3,424)     (10,368)     15,687
  Cash and cash equivalents at beginning of year...........     7,212       17,580       1,893
                                                             --------    ---------    --------
          Cash and Cash Equivalents at End of Year.........  $  3,788    $   7,212    $ 17,580
                                                             ========    =========    ========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Worthington Industries, Inc. and subsidiaries (the "Company"). Spartan Steel Coating, L.L.C.(owned 52%) is fully consolidated with the equity owned by Rouge Industries, Inc. (48%) shown as minority interest on the balance sheet and their portion of net income or loss included in miscellaneous income or expense. Investments in unconsolidated affiliates are accounted for using the equity method. Significant intercompany accounts and transactions are eliminated. Certain reclassifications were made to prior years' amounts to conform with the 1998 presentation.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investment in Rouge: In the first quarter of 1997, the Company irrevocably converted Class B shares (2.5 votes per share) of Rouge Industries, Inc. (Rouge) common stock for Class A shares (1 vote per share) of Rouge common stock which reduced its voting interest in Rouge to below 20%. In addition, the Company's seats on the Board of Directors of Rouge, and its future right to those seats, were relinquished. As a result of these two steps, the Company has no ability to exercise significant influence over Rouge. Therefore, the Company's investment in Rouge no longer qualified for the equity method of accounting and was changed to the cost method. As a result, after May 31, 1996, the Company's equity share of Rouge earnings is no longer included in reported earnings or earnings per share. In addition, the investment in Rouge common stock was transferred from investment in unconsolidated affiliates and is shown separately. This investment is adjusted to market value as an "available-for-sale" security with a net of tax adjustment to shareholder's equity.

     Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for steel processing and the first-in, first-out method for all other businesses.

     Deferred Start-up Costs: The Company capitalizes costs of starting up new plants and facilities and amortizes these costs over periods up to five years. In April 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This SOP is effective for fiscal 2000 and requires that start-up costs be expensed as incurred and that such costs capitalized previously be expensed as a cumulative effect of change in accounting principle. As of May 31, 1998, the Company has capitalized (net of amortization) $13,663,000 of start-up costs. The Company expects to continue to capitalize these costs until June 1, 1999 and estimates that the total unamortized costs at that time will be approximately $12,000,000.

     Intangible Assets: Intangible Assets include goodwill which is being amortized on the straight-line method over periods ranging from 30 to 40 years. Unamortized goodwill was $95,665,000 at May 31, 1998 and $97,728,000 at May 31, 1997. Amortization expense was $3,066,000 in 1998, $2,409,000 in 1997 and
$548,000 in 1996.

     Property and Depreciation: Property, plant and equipment are carried at cost and depreciated using the straight-line and units-of-production methods over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes.

     Capitalized Interest: Interest is capitalized in connection with construction of qualified assets. Under this policy, the Company capitalized interest of $11,306,000 in 1998, $6,559,000 in 1997 and $2,880,000 in 1996.

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

     Statements of Cash Flows: Supplemental cash flow information for the years ended May 31 is as follows:

                                                         1998       1997       1996
                     IN THOUSANDS                       -------    -------    -------
Interest paid.........................................  $32,414    $26,587    $11,273
Income taxes paid.....................................  $48,470    $58,912    $51,346

     Derivatives and Financial Instruments: The carrying amounts of cash and cash equivalents, other assets, and long-term debt are reported in the balance sheets at their approximate fair value.

     The Company does not engage in currency or commodity speculation and generally enters into forward contracts only to hedge specific foreign currency or commodity transactions. The amount of these contracts outstanding and the adjustments to market at any time are immaterial. Gains or losses from these contracts offset gains or losses of the assets, liabilities or transactions being hedged.

     Risks and Uncertainties: The Company, including unconsolidated affiliates, operates 51 production facilities in 20 states and nine countries (see "Company Locations" on page 29) and does business in the markets described under "The Company" beginning on page 1. The Company's largest markets are the automotive and automotive supply markets. Foreign operations and exports represent less than 10% of the Company's production and sales. The Company's largest supplier is Rouge Industries, from whom it purchases steel at a slight discount under a purchase contract expiring in 2003. Less than 30% of the Company's labor force is covered by collective bargaining agreements. All material labor contracts expire over one year from May 31, 1998. See Note H for significant business transacted with a major customer. The concentration of credit risks from financial instruments related to the markets served by the Company is not expected to have a material adverse effect on the Company's consolidated financial position, cash flow or future results of operations.

NOTE B -- SHAREHOLDERS' EQUITY

     The Board of Directors is empowered to determine the issue prices, dividend rates, amounts payable upon liquidation, voting rights and other terms of the preferred shares when issued.

NOTE C -- DEBT

     Debt at May 31 is summarized as follows:

                                                                 1998       1997
                        IN THOUSANDS                           --------   --------
Short-term unsecured notes payable..........................   $136,600   $ 50,000
Revolver -- unsecured.......................................         --    140,000
7.125% unsecured senior notes due May 15, 2006..............    200,000    200,000
6.7% unsecured senior notes due December 1, 2009............    150,000         --
Other.......................................................     15,350     27,883
                                                               --------   --------
  Total conventional debt...................................    501,950    417,883
Debt exchangeable for common stock..........................     75,745     88,494
                                                               --------   --------
  Total debt................................................    577,695    506,377
Less current maturities and short-term notes payable........    138,080     55,984
                                                               --------   --------
  Total long-term debt......................................   $439,615   $450,393
                                                               ========   ========

     The short-term notes payable were borrowed against uncommitted lines of credit and at May 31, 1998 had a weighted average interest rate of 5.8%. In the previous year, short-term notes payable had a weighted average interest rate of 5.9%.

     The Company maintains a $190,000,000 revolving credit facility with a group of banks. As of May 31, 1998, there were no borrowings under this facility. The credit agreement permits two one-year extensions with the consent of the parties. The agreement has been extended to expire on May 30, 2003. The Company pays a commitment fee of nine basis points per annum on the unused credit amount. The rate of interest is determined at the time of borrowing, based upon a choice of options as specified in the agreement. To maintain compliance with the agreement, the Company must preserve a ratio of debt to total capitalization, excluding the Debt Exchangeable for Common Stock (SM)(DECS), of less than 50%. At May 31, 1998, the Company's ratio of debt to total capitalization, calculated in accordance with the agreement, was 40.8%.

     During the year ended May 31, 1998, the Company issued $150,000,000 of 6.7% Notes due December 1, 2009. The proceeds were used (a) to repay short-term debt incurred to fund capital expenditures, primarily for the Decatur, Alabama and Spartan Steel projects, and working capital; (b) to repay debt outstanding under its Revolver, and (c) for general corporate purposes.

     The Company had "Other" debt that primarily included industrial development revenue bonds with variable interest rates up to 4.0% at May 31, 1998. In the previous year, "Other" debt primarily includes industrial development revenue bonds and a Canadian dollar revolving term credit facility.

     Principal payments due on long-term debt, including lease purchase obligations, in the next five fiscal years are as follows: 1999 -- $1,480,000; 2000 -- $77,420,506; 2001 -- $1,667,484; 2002 -- $1,555,181; 2003 -- $1,557,009;
and thereafter -- $357,415,399.

     During March 1997, the Company issued approximately $93 million of three year notes exchangeable into Class A Common Stock of Rouge in the form of DECS. The DECS have an interest rate of 7.25% and are due March 1, 2000. At maturity, holders of the DECS will receive in exchange for the principal amount of the notes, shares of common stock of Rouge (Rouge shares) held by the Company (or at the Company's option, cash in lieu of the shares). It is the Company's intention to settle the majority of the DECS using Rouge shares. The number of Rouge shares (or the amount of cash to be paid) will be based upon the price of Rouge Class A Common Stock shortly before the maturity of the DECS. If the value of Rouge shares increases to a certain point the DECS liability would increase, partially offsetting the market value increase in the stock. Because the stock is considered an "available for sale" security, a net of tax adjustment to shareholders' equity is made for the net change both in stock value and the carrying amount of the DECS liability. The Company used the net proceeds from the DECS offering to pay down short-term notes payable and to partially fund the Spartan Steel project.

     The Company enters into interest rate swap agreements to manage interest costs and exposure to changing interest rates. At May 31, 1998, agreements were in place that effectively converted $100,000,000 of the 7.125% Notes due 2006 from fixed rate debt to floating. The interest rate swap agreements are accounted for by recording interest expense at the variable rate (5.8% at May 31, 1998). No gains or losses are explicitly deferred. These agreements expire on May 15, 2001. The counterparts to these agreements are major financial institutions.

     The Company guaranteed obligations of unconsolidated entities totaling $35,836,000 at May 31, 1998, which relate to debt with varying maturities. The Company believes the guarantees will not significantly affect its consolidated financial position or future results of operations.

NOTE D -- INCOME TAXES

     Income taxes for the years ended May 31 were as follows:

                                                         1998       1997       1996
                     IN THOUSANDS                       -------    -------    -------
Current:
  Federal.............................................  $35,340    $33,852    $32,526
  State and local.....................................    4,160      4,618      6,357
Deferred:
  Federal.............................................    8,259      2,719      7,270
  State...............................................      579       (345)       (23)
                                                        -------    -------    -------
                                                         48,338     40,844     46,130
Discontinued Operations...............................   10,182     16,370     16,789
                                                        -------    -------    -------
                                                        $58,520    $57,214    $62,919
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

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the Company's deferred tax liabilities and assets as of May 31 are as follows:

                                                            1998        1997
                      IN THOUSANDS                        --------    --------
Deferred tax assets:
  Allowance for doubtful accounts.......................  $    569    $  1,395
  Inventory.............................................    (1,440)     (1,896)
  Accrued expenses......................................     4,806       4,422
  Income taxes..........................................     3,949       3,686
  Other.................................................       651         620
                                                          --------    --------
                                                             8,535       8,227
Deferred tax liabilities:
  Property, plant and equipment.........................   104,573      80,923
  Undistributed earnings of unconsolidated affiliates...    40,657      39,842
                                                          --------    --------
                                                           145,230     120,765
                                                          --------    --------
  Net deferred tax liability............................  $136,695    $112,538
                                                          ========    ========

     The reasons for the difference between the effective income tax rate and the statutory federal income tax rate were as follows:

                                                             1998   1997   1996
                                                             ----   ----   ----
Federal statutory rate.....................................  35.0%  35.0%  35.0%
State and local income taxes, net of federal tax benefit...   2.2    2.6    3.5
Other......................................................   (.2)    .4    (.1)
                                                             ----   ----   ----
                                                             37.0%  38.0%  38.4%
                                                             ====   ====   ====

NOTE E -- EMPLOYEE BENEFIT PLANS

     In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which changed the required disclosures for employee benefit plans. The Company adopted the Statement early as allowed with those disclosures shown below.

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

     A summary of the components of net periodic pension cost for the defined benefit plans in 1998, 1997 and 1996, and the contributions charged to pension expense for the defined contribution plans follows:

                                                    1998       1997      1996
                  IN THOUSANDS                     -------    ------    -------
Defined benefit plans:
  Service cost (benefits earned during the
     period).....................................  $   917    $  656    $   650
  Interest cost on projected benefit
     obligation..................................      964       711        722
  Actual return on plan assets...................   (2,997)     (622)    (1,114)
  Net amortization and deferral..................    2,409        97        726
                                                   -------    ------    -------
  Net pension cost on defined benefit plans......    1,293       842        984
Defined contribution plans.......................    5,720     5,206      4,111
                                                   -------    ------    -------
          Total pension expense -- Continuing
            Operations...........................    7,013     6,048      5,095
Discontinued Operations..........................    1,339       907      1,320
                                                   -------    ------    -------
          Total pension expense..................  $ 8,352    $6,955    $ 6,415
                                                   =======    ======    =======

     Pension expense was calculated assuming a weighted average discount rate of 7.9% and a weighted average expected long-term rate of 8.0%. Plan assets consist principally of listed equity securities and fixed income instruments. The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheet for defined benefit pension plans at May 31:

                                                       PENSION BENEFITS      PENSION BENEFITS
                                                          CONTINUING           DISCONTINUED
                                                          OPERATIONS            OPERATIONS
                                                      ------------------    ------------------
                                                       1998       1997       1998       1997
                    IN THOUSANDS                      -------    -------    -------    -------
Change in Benefit Obligation
  Benefit Obligation -- Beginning of year...........  $10,469    $ 9,551    $45,945    $38,201
  Service Cost......................................      917        656      1,501      1,136
  Interest Cost.....................................      964        711      3,374      3,024
  Amendments........................................      978         --         --      4,726
  Actuarial Gain....................................     (177)        68     (2,779)       648
  Benefits Paid.....................................   (1,010)      (517)    (1,971)    (1,790)
                                                      -------    -------    -------    -------
  Benefit obligation -- End of year.................  $12,141    $10,469    $46,070    $45,945
                                                      =======    =======    =======    =======
Change in Plan Assets
  Fair Value of Plan Assets -- Beginning of year....  $ 8,206    $ 7,587    $55,861    $52,199
  Actual Return on Plan Assets......................    2,997        622     15,913      5,301
  Employer Contribution.............................       --        514         --        151
  Plan Participants' contributions..................    1,516         --        177         --
  Benefits Paid.....................................   (1,010)      (517)    (1,971)    (1,790)
                                                      -------    -------    -------    -------
  Fair Value of Plan Assets -- End of year..........  $11,709    $ 8,206    $69,980    $55,861
                                                      -------    -------    -------    -------
Funded Status.......................................  $  (432)   $(2,263)   $23,910    $ 9,916
Unrecognized net actuarial loss.....................   (3,136)      (803)   (28,998)   (15,397)
Unrecognized prior service cost.....................    2,614      2,018      8,511      9,159
                                                      -------    -------    -------    -------
Prepaid (accrued) benefit cost......................  $  (954)   $(1,048)   $ 3,423    $ 3,678
                                                      =======    =======    =======    =======
Plans With Benefit Obligations in Excess of Fair
  Value of Plan Assets
Projected benefit obligation........................  $ 5,797    $10,469    $    --    $    --
Fair value of plan assets...........................    4,351      8,207         --         --
                                                      -------    -------    -------    -------
Funded Status.......................................  $(1,446)   $(2,262)   $    --    $    --
                                                      =======    =======    =======    =======

NOTE F -- STOCK OPTIONS

     Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation and Stock Option Committee. Generally, options are exercisable at the rate of 20% per year beginning one year from date of grant and expire ten years thereafter.

     The following table summarizes the option plans' activity for the years ended May 31:

                                           1998                   1997                   1996
                                    -------------------    -------------------    -------------------
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                               AVERAGE                AVERAGE                AVERAGE
                                    OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
  IN THOUSANDS, EXCEPT PER SHARE    -------    --------    -------    --------    -------    --------
Outstanding -- beginning of
  year............................   2,370      $16.85      2,174      $15.57      1,821      $13.97
Granted...........................     465       18.71        434       20.44        501      20.20
Exercised.........................    (143)       8.80       (173)       8.92       (116)      9.48
Forfeited.........................    (252)      19.47        (65)      18.92        (32)     19.46
                                    ------                  -----                  -----
Outstanding -- end of year........   2,440      $17.39      2,370      $16.85      2,174      $15.57
                                    ======                  =====                  =====

                                           1998                   1997                   1996
                                    -------------------    -------------------    -------------------
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                               AVERAGE                AVERAGE                AVERAGE
                                    OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
  IN THOUSANDS, EXCEPT PER SHARE    -------    --------    -------    --------    -------    --------
Exercisable at end of year........   1,273      $17.39      1,081      $13.14        996      $10.73
Weighted-average fair value of
  options granted during the
  year............................              $ 3.91                 $ 4.96                 $4.51
Assumptions used:
     Dividend yield...............    3.00%                  2.53%                  2.53%
     Expected volatility..........   23.00%                 23.00%                 23.00%
     Risk-free interest rate......    5.06%                  5.12%                  5.12%
     Expected lives (years).......       5                      5                      5

     Options outstanding at May 31, 1998 had exercise prices ranging from $9.22 to $21.375 and expiration dates ranging from May 1999 to November 2007.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would not have been materially affected.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the above weighted-average assumptions used for grants. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

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

     In connection with various construction projects, the Company had purchase commitments approximating $50 million as of May 31, 1998.

     To secure access to facilities used to regenerate acid used in certain steel processing locations, the Company has entered into an unconditional purchase obligation with a third party which requires the Company to deliver certain quantities of acid for processing annually through the year 2018. In addition, the Company is required to pay for freight and utilities used in processing its acid. The aggregate amount of required payments at May 31, 1998 is as follows (in thousands):

1999..................................    $     0
2000..................................      2,367
2001..................................      2,367
2002..................................      2,367
2003..................................      2,367
Thereafter............................     37,877
                                          -------
          Total.......................    $47,345
                                          =======

     The Company may not terminate the unconditional purchase obligation without assuming or otherwise repaying certain debt of the supplier, based on the fair market value of the facility. At May 31, 1998, no such debt was outstanding.

NOTE H -- INDUSTRY SEGMENT DATA

     Sales for continuing operations, comprised of the Processed Steel Products segment, include $124,304,000 in 1998, $95,169,000 in 1997 and $60,772,000 in
1996 to a major automobile manufacturer purchasing through decentralized divisions and subsidiaries in different geographical areas. Sales for discontinued operations, comprised of the Custom Products and Cast Products segments, for the same customer were $152,545,000 in 1998, $171,957,000 in 1997, and $159,770,000 in 1996. Certain segment disclosures for the continuing segment are shown below and for the discontinued segments are shown in Note N.

                                                  1998          1997          1996
                IN THOUSANDS                   ----------    ----------    ----------
Identifiable assets..........................  $1,556,547    $1,264,432    $1,038,210
Depreciation and amortization expense........      41,589        34,091        26,915
Capital expenditures.........................  $  297,612    $  160,846    $   97,346

     Industry segment descriptions on pages 1 and 2, and company locations on page 29 of the Annual Report are an integral part of these financial statements.

NOTE I -- RELATED PARTY TRANSACTIONS

     The Company purchases from and sells to affiliated companies, certain raw materials and services at prevailing market prices. Sales to affiliated companies for fiscal 1998, 1997 and 1996, totaled $33 million, $25 million and $51 million, respectively. Accounts receivable related to these transactions were $14 million and $16 million at May 31, 1998 and 1997, respectively. Purchases for fiscal 1998, 1997 and 1996, totaled $1 million, $1 million and $167 million, respectively. Accounts payable to related parties were $4 million and $5 million at May 31, 1998 and 1997, respectively.

NOTE J -- INVESTMENT IN UNCONSOLIDATED AFFILIATES

     During the quarter ended August 31, 1996, the Company took certain steps relative to its investment in Rouge Industries which resulted in the Company accounting for this investment on the cost method instead of the equity method (see Note A). As a result, after May 31, 1996, Rouge's results are no longer included in the table below.

     The Company's investments in affiliated companies which are not "majority-owned" and controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Worthington Specialty Processing, partnership (50%), Worthington Armstrong Venture, partnership (50%), TWB Company (33%), Acerex, S.A. de C.V. (50%) and Worthington S.A. (52%).

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

     During February 1997, the Company formed Worthington S.A., a joint venture with three major gas distributors in Brazil. At May 31, 1998, the Company's share of the underlying net assets of Worthington S.A. was less than the carrying amount included in investment in unconsolidated affiliates by $2,187,000. This difference is being amortized by decreasing equity in net income of unconsolidated affiliates using the straight-line method over 40 years.

     Financial information for affiliated companies accounted for by the equity method is as follows:

                                                        1998       1997        1996
                    IN THOUSANDS                      --------   --------   ----------
Current assets......................................  $ 90,535   $ 85,234   $  542,047
Noncurrent assets...................................   135,688    117,250      277,784
Current liabilities.................................    34,979     31,236      231,931
Noncurrent liabilities..............................    67,869     57,996      161,968
Minority interests..................................        --         --        6,404
Net sales...........................................   282,616    214,914    1,357,581
Gross margin........................................    73,510     54,088      118,972
Net income..........................................  $ 38,251   $ 25,116   $   88,058

     Prior year data has been restated to exclude London Industries, Inc. included as part of discontinued operations.

     The Company's share of undistributed earnings of unconsolidated affiliates included in consolidated retained earnings was $83,362,000 at May 31, 1998.

NOTE K -- ACQUISITIONS

     During February 1998, the Company signed a definitive agreement to purchase the stock of Jos. Heiser vormals J. Winter's Sohn, Gmbh located in Austria. The transaction valued at approximately $35 million was closed in June 1998, recorded as a purchase in fiscal 1999 and financed by short-term debt.

     On February 21, 1997, the Company acquired The Gerstenslager Company (Gerstenslager) in a business combination accounted for as a pooling of interests. Gerstenslager, located in Ohio, is a producer of aftermarket automotive body panels. Gerstenslager was primarily owned by a subsidiary of JMAC, Inc., an investment company which is owned by John P. McConnell, Chairman and CEO of the Company and a partnership involving John P. McConnell, John H. McConnell, Chairman Emeritus, and a trust for the benefit of their families. All of the stock of Gerstenslager was exchanged for 5,675,000 Common Shares of the Company which had a value of $113 million based on an average share price prior to the closing date. The Board of Directors of the Company received an opinion from an independent investment banking firm attesting to the fairness of this consideration.

     On December 3, 1996, the Company acquired the net assets of Plastics Manufacturing, Inc. (PMI), located in North Carolina, for $61.6 million in a business combination accounted for as a purchase. PMI is a manufacturer of plastic injection molded and thermoformed parts. The results of operations for PMI are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $30.6 million resulting from the purchase is being amortized using the straight-line method over 30 years.

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

     The following proforma data summarizes the results of operations of the Company for the twelve months ended May 31, 1996 assuming Dietrich was acquired at June 1, 1995. In preparing the proforma data, adjustments have been made to conform Dietrich's accounting policies to those of the Company and to reflect purchase accounting adjustments and interest expense:

                                                              TWELVE MONTHS
                                                            ENDED MAY 31, 1996
       IN THOUSANDS, EXCEPT PER SHARE (UNAUDITED)           ------------------
Net sales...............................................        $1,309,469
                                                                ==========
Earnings from Continuing Operations.....................        $   75,202
                                                                ==========
Earnings per share (diluted) -- Continuing Operations...        $      .78
                                                                ==========

     The proforma information does not purport to be indicative of the results of operations which would have actually been obtained if the acquisition had occurred on the dates indicated or the results of operations which will be reported in the future.

NOTE L -- EARNINGS PER SHARE

     During February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share," effective for the Company's third quarter ended February 28, 1998. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                                        YEAR ENDED MAY 31
                                            -----------------------------------------
                                               1998           1997           1996
 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)   -----------    -----------    -----------
NUMERATOR (BASIC & DILUTED):
Earnings From Continuing
  Operations -- income available to common
  shareholders............................  $    82,304    $    66,610    $    74,041
                                            ===========    ===========    ===========
DENOMINATOR:
Denominator for basic earnings per share-
  weighted-average shares.................   96,751,260     96,557,453     96,487,226
Effect of dilutive securities -- employee
  stock options...........................      197,405        283,817        335,158
                                            -----------    -----------    -----------
Denominator for diluted earnings per
  share -- adjusted weighted-average
  shares..................................   96,948,665     96,841,270     96,822,384
                                            ===========    ===========    ===========
Basic earnings from continuing operations
  per share...............................  $      0.85    $      0.69    $      0.77
                                            ===========    ===========    ===========
Diluted earnings from continuing
  operations per share....................  $      0.85    $      0.69    $      0.76
                                            ===========    ===========    ===========
Antidilutive securities (a)...............    1,617,237        746,787        340,853
                                            ===========    ===========    ===========

---------------

(a) Securities that could potentially dilute basic EPS not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented.

NOTE M -- EXTRAORDINARY ITEM -- INVOLUNTARY CONVERSION OF ASSETS

     On August 14, 1997, the Company experienced a fire at its steel processing facility in Monroe, Ohio. The fire significantly damaged the pickling area of the facility and caused less extensive damage to the remainder of the plant. The Company shifted as much business as possible to its other locations, with the remainder being sent to third party processors. Blanking and slitting operations resumed in fiscal 1998 and pickling is expected to resume by the first half of fiscal 1999.

     The Company carries both property damage and business interruption insurance and as a result, Management does not expect the fire to have a material adverse impact on the Company's financial results. The total loss from business interruption, extra expenses and property damage is expected to be in excess of $75 million.

     The Company settled the property portion of the insurance claim and the business interruption portion through February 28, 1998. The property settlement, $38,683,000, resulted in an extraordinary gain as these proceeds were for "replacement value," which was significantly in excess of the remaining book value. The breakdown of the extraordinary item shown on the consolidated statements of earnings is as follows:

                                                                (IN THOUSANDS)
Proceeds....................................................       $38,683
Less book value.............................................         8,888
                                                                   -------
Gain on involuntary conversion..............................        29,795
Income tax provision........................................        11,024
                                                                   -------
                                                                   $18,771
                                                                   =======

     Insurance proceeds received in the settlement were as follows:

                                                                (IN THOUSANDS)
Property and equipment......................................       $38,683
Inventory...................................................         2,500
Business interruption.......................................        12,800
Other expenses..............................................         7,917
                                                                   -------
                                                                   $61,900
                                                                   =======

     The proceeds related to damaged inventory approximated cost. The proceeds related to business interruption are $6,060,000 for lost operating income which is included in net sales, and $6,740,000 for costs incurred to mitigate the loss which have been recorded as a reduction of the related expense. The proceeds for other expenses represent reimbursement for non-recurring expenses related to the fire and were recorded as a reduction of manufacturing costs.

     The Company has continued to incur business interruption losses subsequent to February 28, 1998. At May 31, 1998, the Company has accrued $4,632,000 as a receivable for lost operating income ($2,400,000 included in net sales) and mitigating expenses ($2,232,000 reflected as a reduction of the related expense). Advances since February 28, 1998 of $10,000,000 have been received from the Company's insurer toward these losses and advances are included in Other Accrued Items at May 31, 1998.

NOTE N -- DISCONTINUED OPERATIONS

     As a result of a strategic review, the Company adopted a plan to sell its subsidiaries Worthington Custom Plastics, Worthington Precision Metals, and Buckeye Steel Castings. Accordingly, the company has reported the results of these businesses, which make up the Company's Custom Products and Cast Products business segments, as discontinued operations. The Company expects to sell the segments for cash amounts greater than book value within the next 12 months.

     A summary of the assets and liabilities of the discontinued segments follows:

                                                             AT MAY 31, 1998
                                                     --------------------------------
                                                      CUSTOM       CAST
                                                     PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                      --------    --------    --------
ASSETS
Current Assets.....................................  $ 88,420    $33,109     $121,529
Noncurrent Assets..................................   130,840     33,426      164,266
                                                     --------    -------     --------
          Total Assets.............................   219,260     66,535      285,795

LIABILITIES
Current Liabilities................................    26,680     14,342       41,022
Noncurrent Liabilities.............................       443        420          863
                                                     --------    -------     --------
          Total Liabilities........................    27,123     14,762       41,885
                                                     --------    -------     --------
Net Assets of Discontinued Operations..............  $192,137    $51,773     $243,910
                                                     ========    =======     ========

                                                             AT MAY 31, 1997
                                                     --------------------------------
                                                      CUSTOM       CAST
                                                     PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                      --------    --------    --------
ASSETS
Current Assets.....................................  $ 94,488    $29,508     $123,996
Noncurrent Assets..................................   139,154     33,604      172,758
                                                     --------    -------     --------
          Total Assets.............................   233,642     63,112      296,754
LIABILITIES
Current Liabilities................................    29,268     10,478       39,746
Noncurrent Liabilities.............................       520        576        1,096
                                                     --------    -------     --------
          Total Liabilities........................    29,788     11,054       40,842
                                                     --------    -------     --------
Net Assets of Discontinued Operations..............  $203,854    $52,058     $255,912
                                                     ========    =======     ========

     Summarized operating results of Discontinued Operations follow:

                                                     CUSTOM       CAST
                                                    PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                     --------    --------    --------
FOR THE YEAR ENDED MAY 31, 1998
Net Sales.........................................  $372,822    $121,026    $493,848
Earnings Before Income Taxes......................    21,508       6,011      27,519
Income Taxes......................................     7,958       2,224      10,182
                                                    --------    --------    --------
Net Earnings......................................  $ 13,550    $  3,787    $ 17,337
                                                    ========    ========    ========
FOR THE YEAR ENDED MAY 31, 1997
Net Sales.........................................  $380,048    $103,326    $483,374
Earnings Before Income Taxes......................    31,272      11,806      43,078
Income Taxes......................................    11,884       4,486      16,370
                                                    --------    --------    --------
Net Earnings......................................  $ 19,388    $  7,320    $ 26,708
                                                    ========    ========    ========
FOR THE YEAR ENDED MAY 31, 1996
Net Sales.........................................  $321,013    $130,585    $451,598
Earnings Before Income Taxes......................    25,293      18,428      43,720
Income Taxes......................................     9,712       7,076      16,788
                                                    --------    --------    --------
Net Earnings......................................  $ 15,581    $ 11,352    $ 26,932
                                                    ========    ========    ========

     Other items of Discontinued Operations follow:

                                                      CUSTOM       CAST
                                                     PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                      --------    --------    --------
FOR THE YEAR ENDED MAY 31, 1998
Depreciation and Amortization Expense..............  $ 15,229    $ 4,641     $ 19,870
Capital Expenditures...............................     6,999      4,801       11,800
FOR THE YEAR ENDED MAY 31, 1997
Depreciation and Amortization Expense..............    12,843      4,454       17,297
Capital Expenditures...............................     9,083      2,976       12,059
FOR THE YEAR ENDED MAY 31, 1996
Depreciation and Amortization Expense..............    10,330      4,213       14,543
Capital Expenditures...............................  $ 17,423    $ 4,517     $ 21,940

NOTE O -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1998 and 1997:

                                                               THREE MONTHS ENDED
                                                  --------------------------------------------
                                                   AUGUST     NOVEMBER    FEBRUARY      MAY
         IN THOUSANDS, EXCEPT PER SHARE           --------    --------    --------    --------
1998
Net sales.......................................  $387,561    $392,690    $397,529    $446,669
Gross margin....................................    61,175      57,723      59,353      74,357
Earnings from continuing operations.............    20,971      17,046      18,821      25,466
Earnings from discontinued operations, net of
  tax...........................................     1,783       4,854       3,527       7,173
Extraordinary item, net of tax..................        --          --      18,771          --
                                                  --------    --------    --------    --------
Net earnings....................................  $ 22,754    $ 21,900    $ 41,119    $ 32,639
                                                  ========    ========    ========    ========
Earnings per share (Diluted):
       Continuing operations....................  $    .22    $    .18    $    .19    $    .26
       Discontinued operations..................       .02         .05         .04         .08
       Extraordinary item.......................        --          --         .19          --
                                                  --------    --------    --------    --------
       Net Earnings.............................  $    .24    $    .23    $    .42    $    .34
                                                  ========    ========    ========    ========
1997
Net sales.......................................  $327,788    $343,978    $352,054    $404,526
Gross margin....................................    49,293      48,532      49,943      59,500
Earnings from continuing operations.............    16,792      15,608      14,712      19,498
Earnings from discontinued operations, net of
  tax...........................................     5,169       7,059       7,105       7,375
                                                  --------    --------    --------    --------
Net earnings....................................  $ 21,961    $ 22,667    $ 21,817    $ 26,873
                                                  ========    ========    ========    ========
Earnings per share (Diluted):
       Continuing operations....................  $    .18    $    .16    $    .15    $    .20
       Discontinued operations..................       .05         .07         .08         .08
                                                  --------    --------    --------    --------
       Net Earnings.............................  $    .23    $    .23    $    .23    $    .28
                                                  ========    ========    ========    ========

     Results have been restated to reflect the Custom Products and Cast Products business segments as discontinued operations.

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

                                                   /s/ JOHN P. MCCONNELL

                                            ------------------------------------
                                             John P. McConnell, Chairman & CEO

                                                    /s/ MICHAEL R. SAYRE

                                            ------------------------------------
                                                Michael R. Sayre, Corporate
                                                         Controller

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Worthington Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Industries, Inc. and subsidiaries at May 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1998 in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP

                                            ------------------------------------
                                                     Ernst & Young LLP

Columbus, Ohio
June 18, 1998

                               COMPANY LOCATIONS
                             CONTINUING OPERATIONS

PROCESSED STEEL PRODUCTS

THE WORTHINGTON STEEL COMPANY
Columbus, Monroe & Delta, Ohio
Louisville, Kentucky
Rock Hill, South Carolina
Baltimore, Maryland
Jackson & Taylor, Michigan
Malvern, Pennsylvania
Porter, Indiana
Decatur, Alabama

WORTHINGTON CYLINDER CORPORATION
Columbus, Jefferson & Westerville, Ohio
Claremore, Oklahoma
Citronelle, Alabama
Gaming, Austria
Tilbury, Ontario, Canada

DIETRICH INDUSTRIES, INC.
Hammond & LaPorte, Indiana
Hicksville, Warren & Aurora, Ohio
Atlanta, Georgia
Baltimore, Maryland
Lunenburg, Massachusetts
Colton & Stockton, California
Phoenix, Arizona
Wildwood & Miami, Florida
East Brunswick, New Jersey
Hutchins, Texas
Fredericksburg, Virginia
Denver, Colorado
Lenexa, Kansas

THE GERSTENSLAGER COMPANY
Wooster, Ohio

WORTHINGTON MACHINE TECHNOLOGY
Columbus, Ohio

JOINT VENTURES

WORTHINGTON SPECIALTY PROCESSING (WSP)
Steel Processing
Jackson, Michigan

ACEREX S.A. DE C.V.
Steel Processing
Monterrey, Mexico

SPARTAN STEEL COATING, L.L.C.
Steel Processing
Monroe, Michigan

TWB COMPANY, L.L.C.
Laser Welded Blanks
Monroe, Michigan

WORTHINGTON ARMSTRONG VENTURE (WAVE)
Suspended Ceilings
Malvern, Pennsylvania
Sparrows Point, Maryland
Valenciennes, France
North Las Vegas, Nevada
Shanghai, China
Madrid, Spain
Team Valley, England
Benton Harbor, Michigan

WORTHINGTON S.A.
Pressure Cylinders
Sao Paulo, Brazil

                              OFFICERS & DIRECTORS

CORPORATE OFFICERS

John H. McConnell*
Chairman Emeritus & Founder
Director, 1955

John P. McConnell*
Chairman & Chief Executive Officer
Director, 1975

Donal H. Malenick*
President & Chief Operating Officer
Director, 1959

William S. Dietrich
Chairman-Dietrich Industries
Director, 1996

Edward A. Ferkany
Executive Vice President, 1974

Robert J. Borel
Vice President-Engineering, 1973

Mark H. Stier
Vice President-Human Resources, 1975

Thomas L. Hockman
Vice President-Personnel, 1973

Dale T. Brinkman
General Counsel & Asst. Secretary, 1982

Michael R. Sayre
Corporate Controller, 1993

John T. Baldwin
Treasurer, 1997
OUTSIDE DIRECTORS

John B. Blystone++
Chairman, President & CEO
SPX Corporation
Director, 1997

Charles R. Carson+
Retired Senior Vice President
General Electric Company
Director, 1986

John F. Havens++*
Retired Chairman
Banc One Corporation
Director, 1988

Peter Karmanos, Jr.+
Chairman, CEO & Co-Founder
Compuware Corporation
Director, 1997

Pete A. Klisares*
President & Chief Operating Officer
Karrington Health, Inc.
Director, 1991

Katherine S. LeVeque+
Chief Executive Officer
LeVeque Enterprises
Director, 1992

Robert B. McCurry++
Senior Advisor to President
Toyota Motor Sales, U.S.A. Inc.
Director, 1972

Charles D. Minor+
Counsel
Vorys, Sater, Seymour and Pease,
Secretary-Director, 1962

Gerald B. Mitchell++
Retired Chairman
Dana Corporation
Director, 1986

James Petropoulos+
Owner
James Petropoulos & Company
Director, 1976

SUBSIDIARY OFFICERS

Ralph V. Roberts
Group President, 1973
The Worthington Steel Company

Virgil L. Winland
Group President, 1971
Worthington Cylinder Corporation

Richard F. Berdik
President, 1996
Dietrich Industries, Inc.

Jay D. Wisner
President, 1997
The Gerstenslager Company

---------------

 * Member of Executive Committee

 + Member of Audit Committee

++ Member of Compensation and Stock Option Committee

Note: Year indicates initial year of affiliation with Worthington Industries