Form 10-K, Exhibit 13
period 1999-05-31
WORTHINGTON INDUSTRIES INC
filed 1999-08-27
CIK 108516

                                   EXHIBIT 13


                          ANNUAL REPORT TO SHAREHOLDERS

                         [WORTHINGTON INDUSTRIES LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             1999 ANNUAL REPORT TO
                                  SHAREHOLDERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WORTHINGTON INDUSTRIES, INC.

                               1999 ANNUAL REPORT

                                    CONTENTS

                                                                PAGE
                                                                ----
A Message to Our Shareholders...............................      1
The Company.................................................      1
Stock Trading, Price and Dividend Information...............      3
Five Year Selected Financial Data...........................      4
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      5
Consolidated Financial Statements
  Consolidated Balance Sheets -- May 31, 1999 and 1998......     14
  Consolidated Statements of Earnings -- Years ended May 31,
     1999, 1998 and 1997....................................     15
  Consolidated Statements of Shareholders' Equity -- Years
     ended May 31, 1999, 1998 and 1997......................     16
  Consolidated Statements of Cash Flows -- Years ended May
     31, 1999, 1998 and 1997................................     19
Notes to Consolidated Financial Statements..................     20
Report of Management........................................     34
Report of Independent Auditors..............................     35
Company Locations...........................................     36
Officers & Directors........................................     37

                         A MESSAGE TO OUR SHAREHOLDERS

     This 1999 Annual Report to Shareholders contains the Worthington Industries, Inc. audited financial statements and all of the information that the regulations of the Securities and Exchange Commission (the "SEC") require be presented in an Annual Report to Shareholders. For legal purposes, this is the Worthington Industries, Inc. 1999 Annual Report to Shareholders. This Annual Report is not part of the Proxy Statement and is not deemed to be soliciting material or to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

     We invite our shareholders to consider our 1999 Summary Annual Report, which presents information concerning the business and financial results of the Company in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive more detailed information may request a copy of our Annual Report on Form 10-K.

     THE WORTHINGTON INDUSTRIES, INC. ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO THE WORTHINGTON INDUSTRIES, INC. INVESTOR RELATIONS DEPARTMENT, 1205 DEARBORN DRIVE, COLUMBUS, OHIO 43085.

                                  THE COMPANY

     Worthington Industries, Inc., together with its subsidiaries, is referred to herein as the "Company". The Company's corporate headquarters are located at 1205 Dearborn Drive, Columbus, Ohio 43085.

     For the fiscal year ended May 31, 1999 ("fiscal 1999"), the Company's continuing operations are reported principally in three business segments:
Processed Steel Products, Metal Framing and Pressure Cylinders. The Processed Steel Products segment includes The Worthington Steel Company and The Gerstenslager Company. The Metal Framing segment is made up of Dietrich Industries, Inc. and the Pressure Cylinders segment consists of Worthington Cylinder Corporation. In addition, the Company holds an equity position in seven joint ventures as described below. During fiscal 1999, in keeping with its strategy to focus on steel processing and metals-related businesses, the Company divested its Worthington Custom Plastics, Inc., Worthington Precision Metals, Inc. and Buckeye Steel Castings Company operations. The divested operations, which previously made up the Company's Custom Products and Cast Products segments, have been reported as discontinued operations for fiscal 1999.

PROCESSED STEEL PRODUCTS

     The Processed Steel Products segment consists of two business units, The Worthington Steel Company ("Worthington Steel") and The Gerstenslager Company ("Gerstenslager"). For fiscal 1999, and the fiscal years ended May 31, 1998 ("fiscal 1998") and May 31, 1997 ("fiscal 1997"), the percentage of sales from continuing operations generated by the Processed Steel Products segment was 63.2%, 64.6% and 64.6%, respectively.

     Both Worthington Steel and Gerstenslager are intermediate processors of flat-rolled steel. This segment's processing capabilities include pickling, slitting, rolling, annealing, edging, tension leveling, cut-to-length, configured blanking, stamping, painting, nickel and zinc/nickel coating and hot dipped galvanizing. Worthington Steel has over 1,000 customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. Gerstenslager supplies automotive aftermarket body panels within the United States primarily to domestic and transplant automotive and heavy duty truck manufacturers.

METAL FRAMING

     The Metal Framing segment consists of one business unit, Dietrich Industries, Inc. ("Dietrich"), which produces metal framing products for the commercial and residential construction markets in the United States. For fiscal 1999, fiscal 1998 and fiscal 1997, the percentage of sales from continuing operations generated by Dietrich was 19.1%, 20.7% and 20.9%, respectively. Dietrich's products include steel studs, floor joists and other metal accessory products. Dietrich has over 2000 customers, primarily consisting of building products distributors, commercial and residential contractors and gypsum producers.

PRESSURE CYLINDERS

     The Pressure Cylinders segment consists of one business unit, Worthington Cylinder Corporation ("Worthington Cylinders"). For fiscal 1999, fiscal 1998 and fiscal 1997, the percentage of sales from continuing operations generated by Worthington Cylinders was 17.3%, 13.8% and 13.9%, respectively.

     During fiscal 1999, the Company expanded its Pressure Cylinders segment by acquiring the cylinder operations of Jos. Heiser vormals J. Winter's Sohn, GmbH, based in Kienberg, Austria, in June 1998 and Metalurgica Progresso de Vale de Cambra, Lda., based in Vale de Cambra, Portugal, in May 1999 and a majority interest in Gastec spol. s.r.o., based in Hustopece, Czech Republic, in February 1999.

     Worthington Cylinders produces portable low pressure liquid propane cylinders and refrigerant gas cylinders, and portable high pressure cylinders. Refrigerant gas cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers and distributors of barbecue grills and propane, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. High pressure cylinders are sold primarily to gas fillers and suppliers as containers for acetylene, medical, industrial, halon and electronic gases. Worthington Cylinders also produces recycle and recovery tanks for refrigerant gases, and helium balloon kits. Worthington Cylinders has over 3,000 customers.

JOINT VENTURES

     As part of its strategy to selectively develop new products, markets and technological capabilities, and to expand its international presence while mitigating the risks and costs associated with such activities, the Company participates in three consolidated and four unconsolidated joint ventures.

     Worthington Armstrong Venture ("WAVE"), a 50% owned joint venture with Armstrong World Industries, is one of the three leading global manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Pennsylvania, Maryland, Michigan, Nevada, England, France, Spain and China.

     TWB Company, L.L.C., a 33% owned joint venture with Thyssen Krupp, Rouge Steel, LTV Steel and Bethlehem Steel, produces laser welded blanks for use in the auto industry for products such as inner door frames.

     Acerex S.A. de C.V., a 50% owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

     Spartan Steel Coating, L.L.C. ("Spartan Steel"), a 52% owned consolidated joint venture with Rouge Steel, operates a cold rolled hot dipped galvanizing facility near Monroe, Michigan.

     Worthington Specialty Processing ("WSP"), a 50% owned joint venture with USX Corporation in Jackson, Michigan, operates primarily as a toll processor for USX Corporation.

     Worthington S.A., a 52% owned consolidated joint venture with three Brazilian propane producers, operates a cylinder manufacturing facility in Itu, Brazil.

     Worthington Gastec a.s., a 51% owned consolidated joint venture with a local Czech Republic entrepreneur, operates a pressure cylinder manufacturing facility in Hustopece, Czech Republic.

DISCONTINUED OPERATIONS

     Custom Plastics. The Company completed the divestiture of the Worthington Custom Plastics businesses in the fourth quarter of fiscal 1999. While operated by the Company, Worthington Custom Plastics manufactured and supplied injection molded plastic parts to automobile manufacturers and their suppliers, and to manufacturers of appliances, lawn and garden products, recreational products, business equipment, audio equipment, furniture, and other items.

     Precision Metals. The Company completed the divestiture of the Worthington Precision Metals operations in the second quarter of fiscal 1999. While operated by the Company, Worthington Precision Metals produced extremely close tolerance metal components for use by automobile manufacturers and their suppliers in power steering, transmission, anti-lock brake and other automotive mechanical systems.

     Steel Castings. The Company completed the divestiture of the Buckeye Steel Castings operations in the third quarter of fiscal 1999. While operated by the Company, Buckeye Steel Castings designed, produced and machined a broad line of railcar and industrial steel castings. Buckeye was also a leading designer and producer of undercarriages for mass transit cars.

                 STOCK TRADING, PRICE AND DIVIDEND INFORMATION

     The Company's Common Stock trades on the Nasdaq National Market ("Nasdaq") under the symbol "WTHG" and is listed in most newspapers as "WorthgtnInd". As of July 31, 1999, the Company had approximately 11,408 shareholders of record. The following table sets forth, for the periods indicated, the range of high and low sales prices for the Company's Common Stock as reported on Nasdaq:

                                                         NASDAQ PRICING
                                                             RANGE
FISCAL 1998                                             ----------------      CASH
QUARTER ENDED                                            LOW       HIGH     DIVIDENDS
-------------                                           ------    ------    ---------
August 31, 1997.......................................  $17.50    $20.25      $.13
November 30, 1997.....................................  $17.38    $20.88      $.13
February 28, 1998.....................................  $15.13    $18.38      $.13
May 31, 1998..........................................  $16.94    $19.56      $.14

FISCAL 1999
QUARTER ENDED
-------------
August 31, 1998.......................................  $12.44    $17.88      $.14
November 30, 1998.....................................  $10.38    $14.25      $.14
February 28, 1999.....................................  $11.31    $14.63      $.14
May 31, 1999..........................................  $11.06    $15.13      $.15

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                       FIVE YEAR SELECTED FINANCIAL DATA

               YEAR ENDED MAY 31                    1999         1998         1997         1996         1995
               -----------------                 ----------   ----------   ----------   ----------   ----------
        IN THOUSANDS, EXCEPT PER SHARE
FINANCIAL RESULTS
Net Sales......................................  $1,763,072   $1,624,449   $1,428,346   $1,126,492   $1,125,495
Cost of Goods Sold.............................   1,468,886    1,371,841    1,221,078      948,505      942,672
                                                 ----------   ----------   ----------   ----------   ----------
Gross Margin...................................     294,186      252,608      207,268      177,987      182,823
Selling, General & Administrative Expense......     147,990      117,101       96,252       78,852       67,657
                                                 ----------   ----------   ----------   ----------   ----------
Operating Income...............................     146,196      135,507      111,016       99,135      115,166
Miscellaneous Income...........................       5,210        1,396          906        1,013          648
Interest Expense...............................     (43,126)     (25,577)     (18,427)      (8,687)      (6,673)
Equity in Net Income of Unconsolidated
  Affiliates -- Joint Ventures.................      24,471       19,316       13,959        6,981        5,284
Equity in Net Income of Unconsolidated
  Affiliate -- Rouge...........................          --           --           --       21,729       32,111
                                                 ----------   ----------   ----------   ----------   ----------
Earnings From Continuing Operations Before
  Income Taxes.................................     132,751      130,642      107,454      120,171      146,536
Income Taxes...................................      49,118       48,338       40,844       46,130       55,190
                                                 ----------   ----------   ----------   ----------   ----------
Earnings From Continuing Operations............      83,633       82,304       66,610       74,041       91,346
Discontinued Operations, Net of Taxes..........     (20,885)      17,337       26,708       26,932       31,783
Extraordinary Item, Net of Taxes...............          --       18,771           --           --           --
Cumulative Effect of Accounting Change, Net of
  Taxes........................................      (7,836)          --           --           --           --
                                                 ----------   ----------   ----------   ----------   ----------
Net Earnings...................................      54,912      118,412       93,318      100,973      123,129
Earnings Per Share (Diluted) --
  Continuing Operations........................        0.90         0.85         0.69         0.76         0.94
  Discontinued Operations, Net of Taxes........       (0.23)        0.18         0.27         0.28         0.33
  Extraordinary Item, Net of Taxes.............          --         0.19           --           --           --
  Cumulative Effect of Accounting Change, Net
    of Taxes...................................       (0.08)          --           --           --           --
                                                 ----------   ----------   ----------   ----------   ----------
  Net Earnings.................................        0.59         1.22         0.96         1.04         1.27
  Continuing Operations (Without Rouge
    Equity)....................................        0.90         0.85         0.69         0.62         0.73
Depreciation and Amortization from Continuing
  Operations...................................      64,087       41,602       34,150       26,931       23,741
Earnings Before Interest, Taxes, Depreciation
  and Amortization from Continuing
  Operations...................................     239,964      197,821      160,031      155,789      176,950
Capital Expenditures from Continuing
  Operations...................................      98,404      297,516      160,846       97,346       45,416
Cash Dividends Declared........................      52,343       51,271       45,965       40,872       37,212
  Per Share....................................  $     0.57   $     0.53   $     0.49   $     0.45   $     0.41
Average Shares Outstanding (Diluted)...........      93,106       96,949       96,841       96,822       96,789
FINANCIAL POSITION (AT MAY 31)
Current Assets.................................  $  624,255   $  642,995   $  594,128   $  505,104   $  474,853
Current Liabilities............................     427,725      410,031      246,794      167,585      191,672
                                                 ----------   ----------   ----------   ----------   ----------
Working Capital................................     196,530      232,964      347,334      337,519      283,181
Net Fixed Assets...............................     871,347      933,158      691,027      544,052      358,579
Total Assets...................................   1,686,951    1,842,342    1,561,186    1,282,424      964,299
Total Debt*....................................     493,313      501,950      417,883      317,997      108,916
Shareholders' Equity...........................     689,649      780,273      715,518      667,318      608,142
  Per Share....................................        7.67         8.07         7.40         6.91         6.30
Total Committed Capital*.......................  $1,182,962   $1,282,223   $1,133,401   $  985,315   $  717,058
Shares Outstanding.............................      89,949       96,657       96,711       96,505       96,515

---------------

All financial data, except cash dividends declared, includes the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

* Excludes Debt Exchangable for Common Stock of $52,497, $75,745 and $88,494 at May 31, 1999, 1998 and 1997, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements contained in this 1999 Annual Report to Shareholders, including, without limitation, the Management's Discussion and Analysis that follows, constitute "forward looking statements" that are based on management's beliefs, estimates, assumptions and currently available information. Such forward looking statements include, without limitation, statements relating to future operating results, growth, stock appreciation, plant start-ups, capabilities, the impact of year 2000 and other non-historical information. Because they are based on beliefs, estimates and assumptions, forward looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those projected. Any number of factors could affect actual results, including, without limitation, product demand and changes in product mix, changes in pricing or availability of raw material, particularly steel, conditions in major product markets, delays in construction or equipment supply, year 2000 issues, general economic conditions and other risks described from time to time in filings with the Securities and Exchange Commission.

                                    OVERVIEW

     Worthington Industries, Inc. (the "Company") is a diversified steel processor that focuses on steel processing and metals related businesses. It operates 39 facilities worldwide, principally in three reportable business segments: Processed Steel Products, Metal Framing and Pressure Cylinders. The Company also holds equity positions in seven joint ventures, which operate 14 facilities worldwide.

     During the fourth quarter of the fiscal year ended May 31, 1998 ("fiscal 1998"), the Company made a strategic decision to focus on its core strengths, steel processing and metals related businesses. As a result of this decision, the Company divested its Worthington Custom Plastics, Inc., Worthington Precision Metals, Inc. and Buckeye Steel Castings Company operations, which had previously comprised the Custom Products and Cast Products segments. The divested operations are reflected in the Company's financial statements as discontinued operations. The divestitures were completed at various times throughout the fiscal year ended May 31, 1999 ("fiscal 1999") for aggregate proceeds of $224.0 million, which included $194.0 million in cash and approximately $30.0 million in other consideration. The cash proceeds were used to finance capital projects, fund acquisitions, repurchase common stock and decrease debt. The divestitures resulted in an aggregate $24.6 million after-tax loss.

     Effective for fiscal 1999, the Company adopted the Financial Accounting Standards Board's Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, issued June 1997, which establishes certain standards for reporting information about operating segments in annual financial statements. Accordingly, the Company has restated the former Processed Steel Products segment as three reportable segments: Processed Steel Products, Metal Framing and Pressure Cylinders.

                                    RESULTS

     In fiscal 1999, annual sales increased 9% to $1.8 billion from $1.6 billion in fiscal 1998. Earnings from continuing operations increased 2% to $83.6 million in fiscal 1999 from $82.3 million in fiscal 1998, and earnings per share from continuing operations increased 6% to $0.90 in fiscal 1999 from $0.85 in fiscal 1998. Earnings from discontinued operations before the loss on the divestitures decreased to $3.7 million in fiscal 1999 from $17.3 million in fiscal 1998.

     In fiscal 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires that costs related to commencing operations at new plants and facilities be expensed as incurred. An after-tax charge of $7.8 million or $0.08 per share was recorded for the accounting policy change, to expense the costs that had been capitalized prior to fiscal 1999. The impact of the change on earnings from continuing operations for fiscal 1999 as reported was immaterial.

     In fiscal 1998, annual sales increased 14% to $1.6 billion from $1.4 billion in fiscal 1997. Earnings from continuing operations increased 24% to $82.3 million in fiscal 1998 from $66.6 million in fiscal 1997, and earnings per share from continuing operations increased 23% to $0.85 in fiscal 1998 from $0.69 in fiscal 1997. Earnings from discontinued operations decreased to $17.3 million in fiscal 1998 from $26.7 million in fiscal 1997.

     The Extraordinary Item in fiscal 1998 is the gain on the settlement of a property insurance claim resulting from a fire at the Monroe, Ohio, facility in August 1997. The settlement of $38.7 million represents replacement value of the assets, which was significantly in excess of the book value of $8.9 million. After adjusting for taxes, the gain was $18.8 million or $0.19 per share.

     The following table sets forth, for the fiscal years indicated, selected consolidated sales and earnings data and associated percentage growth rates:

                                                                                  % GROWTH
                                                                                   RATES
                                                                                ------------
                                              1999        1998        1997      1999    1998
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA  --------    --------    --------    ----    ----
Sales...................................    $1,763.1    $1,624.4    $1,428.3     9%      14%
Earnings:
  Continuing Operations.................        83.6        82.3        66.6     2%      24%
  Discontinued Operations:
     Earnings from Operations...........         3.7        17.3        26.7
     Loss on Divestitures...............       (24.6)
  Accounting Change.....................        (7.8)
  Extraordinary Item....................                    18.8
                                            --------    --------    --------
                                            $   54.9    $  118.4    $   93.3
Earnings per Share (Diluted):
  Continuing Operations.................    $   0.90    $   0.85    $   0.69     6%      23%
  Discontinued Operations:
     Earnings from Operations...........        0.03        0.18        0.27
     Loss on Divestitures...............       (0.26)
  Accounting Change.....................       (0.08)
  Extraordinary Item....................                    0.19
                                            --------    --------    --------
                                            $   0.59    $   1.22    $   0.96

                       RESULTS FROM CONTINUING OPERATIONS

     Annual sales increased 9% to $1.8 billion in fiscal 1999 from $1.6 billion in fiscal 1998. Fiscal 1998 annual sales increased 14% from $1.4 billion in fiscal 1997. In fiscal 1999, the increase was due to the start-up of two Processed Steel Products facilities, the Worthington Steel, Decatur, Alabama facility ("Decatur") and the Spartan Steel Coating Monroe, Michigan facility ("Spartan"). The acquisition of Jos. Heiser Vormals J. Winter's Sohn GmbH ("Worthington Heiser") in the Pressure Cylinders segment and a strong domestic economy, which increased demand in the automotive manufacturing and building construction markets. In fiscal 1998, the increase was due to the new Worthington Steel, Delta, Ohio facility ("Delta"), gains in traditional markets and the overall strength of the economy.

     Gross margin as a percentage of net sales increased to 16.7% in fiscal 1999, from 15.6% in fiscal 1998 and 14.5% in fiscal 1997. The improvement in margins was primarily due to favorable material costs. The fire at the Worthington Steel, Monroe, Ohio facility ("Monroe") in August 1997 did not materially impact margins during fiscal 1999 or fiscal 1998, because recoveries from business interruption insurance offset lost operating income. In fiscal 1999 and fiscal 1998, $5.5 million and $8.5 million, respectively, of business interruption insurance settlement proceeds were recorded in net sales. A summary of gross margin with respective percentages of sales, for the fiscal years indicated, follows:

                                                            1999      1998      1997
                   DOLLARS IN MILLIONS                     ------    ------    ------
Gross Margin.............................................  $294.2    $252.6    $207.3
% of Sales...............................................    16.7%     15.6%     14.5%

     Operating income increased 8% to $146.2 million in fiscal 1999 from $135.5 million in fiscal 1998. Fiscal 1998 operating income increased 22% from $111.0 million in fiscal 1997. In fiscal 1999, operating income increased due to the Worthington Heiser acquisition and favorable material costs. The increase was partially offset by the impact of the first quarter General Motors strike, higher overhead costs associated with Decatur and Spartan and expenses related to the Year 2000 issue described below.

     Operating income as a percentage of net sales was 8.3% in both fiscal 1999 and fiscal 1998, and 7.8% in fiscal 1997. The gross margin improvement described above was offset by higher selling, general and administrative costs ("SG&A"), which increased 26% to $148.0 million in fiscal 1999 from $117.1 million in fiscal 1998. SG&A as a percentage of sales was 8.4% in fiscal 1999, 7.2% in fiscal 1998 and 6.7% in fiscal 1997. The SG&A increase in fiscal 1999 was the result of the Year 2000 issue described below and the impact of overhead without corresponding sales levels at Decatur and Spartan. The SG&A increase in fiscal 1998 was also due to the two new facilities as well as the start-up of Delta. All corporate overhead costs have been reflected in the results from continuing operations. A summary of Operating Income and SG&A with respective percentages of sales, for the fiscal year indicated, follows:

                                                            1999      1998      1997
                   DOLLARS IN MILLIONS                     ------    ------    ------
Operating Income.........................................  $146.2    $135.5    $111.0
% of Sales...............................................     8.3%      8.3%      7.8%

SG&A.....................................................  $148.0    $117.1    $ 96.3
% of Sales...............................................     8.4%      7.2%      6.7%

     Interest expense increased to $43.1 million in fiscal 1999 from $25.6 million in fiscal 1998 and $18.4 million in fiscal 1997. Capitalized interest associated with the construction of new facilities totaled $4.0 million in fiscal 1999, $11.3 million in fiscal 1998 and $6.6 million in fiscal 1997. The interest cost increase in fiscal 1999 was due to increased debt levels to finance the completion of Decatur, the re-build of Monroe, the acquisition of three European Pressure Cylinder operations and the repurchase of the Company's common stock. The increase in debt levels was partially offset by the proceeds received from the divestitures over the course of fiscal 1999 and lower interest rates. Weighted average interest rates on short-term unsecured notes payable decreased to 5.14% in fiscal 1999 from 5.80% in fiscal 1998. At May 31, 1999, approximately 75% of the Company's $493.3 million of total debt (excluding debt exchangeable for common stock (the "DECS")) was at fixed rates of interest. The fiscal 1998 interest cost increased to $36.9 million from $25.0 million as a result of financing the Company's capital investment program that began in fiscal 1997, which included a significant portion of the construction of Decatur and the completion of Spartan. A summary of total interest cost, for the fiscal years indicated, follows:

                                                              1999     1998     1997
                    DOLLARS IN MILLIONS                       -----    -----    -----
Interest Expense............................................  $43.1    $25.6    $18.4
Capitalized Interest........................................    4.0     11.3      6.6
                                                              -----    -----    -----
          Total Interest Cost...............................  $47.1    $36.9    $25.0

     Equity in net income of unconsolidated affiliates increased 27% to $24.5 million in fiscal 1999 from $19.3 million in fiscal 1998. Fiscal 1998 equity in net income of unconsolidated affiliates increased 38% from $14.0 million in fiscal 1997. The Company's Worthington Armstrong Venture ("WAVE") and TWB Company joint ventures posted increases in sales and earnings for fiscal 1999. The Acerex joint venture in Monterrey, Mexico and Worthington Specialty Processing experienced profitable years, despite slight declines in sales. In fiscal 1998, WAVE posted solid increases in sales and earnings and all other joint ventures contributed positively to earnings.

     The effective tax rate for continuing operations was 37% in fiscal 1999, 37% in fiscal 1998, and 38% in fiscal 1997. The effective tax rate decreased in fiscal 1998 because of a decrease in state income taxes.

                            PROCESSED STEEL PRODUCTS

     Processed Steel Products sales increased 6% to $1,114.9 million in fiscal 1999 from $1,049.5 million in fiscal 1998. Fiscal 1998 sales increased 14% from $922.2 million in fiscal 1997. In fiscal 1999, the new Decatur and Spartan start-up facilities were responsible for the increase in sales, offset by an unfavorable steel pricing environment and the first quarter General Motors strike. Decatur produced its first commercially saleable cold-rolled coils in August 1998. Spartan, the Company's hot-dipped galvanizing joint venture with Rouge Industries Inc. ("Rouge"), commenced operations in the fourth quarter of fiscal 1998. Operating income decreased 6% to $82.6 million in fiscal 1999 from $87.7 million in fiscal 1998 primarily due to the higher manufacturing overhead from the start-ups, the General Motors strike, and the Company's Year 2000 costs, partially offset by favorable material costs, resulting in an operating margin for the year of 7.4%. In fiscal 1998, sales and operating income increased due to the contributions of Delta, which completed its first full year of operation. In addition, higher volume and operating efficiencies at the Gerstenslager Company ("Gerstenslager") facility in Wooster, Ohio contributed to increased sales and operating income. The fiscal 1998 operating margin on sales of 8.4% declined from 8.6% in fiscal 1997 due to the start-up of Delta.

     As noted above, on August 14, 1997, the Company experienced a fire at Monroe. The fire destroyed the pickling area of the facility and caused extensive damage to other parts of the plant, including blanking and slitting. The Company shifted a significant amount of business from Monroe to other locations, with the remainder sent to third party processors. Blanking operations resumed in September 1997, slitting in March 1998 and pickling in September 1998. The Company increased pickling and storage capacity at this facility as compared to pre-fire capabilities. The Company reached final settlement with its insurance provider as described in Note M of Notes to Consolidated Financial Statements.

     The following table sets forth, for the fiscal years indicated, Processed Steel Products segment sales and operating income data and associated percentage growth rates:

                                                                              % GROWTH
                                                                               RATES
                                                                            ------------
                                            1999        1998       1997     1999    1998
          DOLLARS IN MILLIONS             --------    --------    ------    ----    ----
Sales...................................  $1,114.9    $1,049.5    $922.2      6%     14%
Operating Income........................  $   82.6    $   87.7    $ 79.3     -6%     11%
% of Sales..............................       7.4%        8.4%      8.6%

                                 METAL FRAMING

     Metal Framing sales of $337.2 million in fiscal 1999 were essentially even with fiscal 1998 and increased from $297.9 million in fiscal 1997. In fiscal 1999, building products sales volume increased due to higher demand in the building construction markets. The increase was partially offset by a decrease in the garage door product line sales due to its divestiture during the second quarter of fiscal 1999, and a decrease in sales from the stainless product line due to a labor dispute at the Company's Aurora, Ohio facility during the first three quarters of fiscal 1999. Operating income increased 28% to $25.4 million in fiscal 1999 from $20.0 million in fiscal 1998. Fiscal 1998 operating income increased 79% from $11.2 million in fiscal 1997. Operating margin on sales increased to 7.5% in fiscal 1999 from 5.9% in fiscal 1998 due to lower material costs and cost improvements which were partially offset by the Company's Year 2000 costs. In fiscal 1998, both sales and operating income increased, reflecting greater volume and better margins due to cost improvements.

     The following table sets forth, for the fiscal years indicated, Metal Framing segment sales and operating income data and associated percentage growth rates:

                                                                             % GROWTH
                                                                              RATES
                                                                           ------------
                                              1999      1998      1997     1999    1998
            DOLLARS IN MILLIONS              ------    ------    ------    ----    ----
Sales......................................  $337.2    $337.0    $297.9      0%     18%
Operating Income...........................  $ 25.4    $ 20.0    $ 11.2     27%     79%
% of Sales.................................     7.5%      5.9%      3.8%

                               PRESSURE CYLINDERS

     Pressure Cylinders sales increased 37% to $305.8 million in fiscal 1999 from $223.5 million in fiscal 1998. Fiscal 1998 sales increased 13% from $197.9 million in fiscal 1997. In fiscal 1999, the increase resulted primarily from the Worthington Heiser acquisition and completing the introduction (which commenced in fiscal 1998) of a higher-priced valve with a new overfill protection device. Operating income increased 28% to $36.7 million in fiscal 1999 from $28.6 million in fiscal 1998. Fiscal 1998 operating income increased 19% from $24.0 million in fiscal 1997. Worthington Heiser contributed to the fiscal 1999 increase in operating income, but operating margin as a percentage of sales decreased in fiscal 1999 to 12.0% from 12.8% in fiscal 1998, primarily due to Year 2000 costs. In fiscal 1998, sales and operating income increased due to increased volume in most product lines and higher selling prices due to the introduction of the higher-priced valve discussed above.

     The Company continued to pursue growth with three European business acquisitions. Worthington Heiser was acquired in June 1998. Based in Kienberg, Austria, Worthington Heiser produces high pressure cylinders. The Company acquired a controlling interest in Gastec spol. s.r.o., based in Hustopece, Czech Republic, in February 1999 and purchased the cylinder manufacturing assets of Metalurgica Progresso de Vale de Cambra, Lda., based in Vale de Cambra, Portugal, in May 1999. Both of these operations manufacture various low pressure cylinders. These acquisitions offer significant growth opportunities for the segment, given the full product offering and geographic coverage throughout Europe.

     The following table sets forth, for the fiscal years indicated, Pressure Cylinders segment sales and operating income data and associated percentage growth rates:

                                                                             % GROWTH
                                                                              RATES
                                                                           ------------
                                              1999      1998      1997     1999    1998
            DOLLARS IN MILLIONS              ------    ------    ------    ----    ----
Sales......................................  $305.8    $223.5    $197.9     37%     13%
Operating Income...........................  $ 36.7    $ 28.6    $ 24.0     28%     19%
% of Sales.................................    12.0%     12.8%     12.1%

                      RESULTS FROM DISCONTINUED OPERATIONS

     Fiscal 1999 sales from discontinued operations decreased 25% to $371.6 million from $493.8 in fiscal 1998. The decline in sales was primarily due to a 26% decline in Custom Products sales as a result of the impact of the first quarter strike at General Motors and the divestitures in October 1998 of Precision Metals, in April 1999 of the non-automotive Worthington Custom Plastics businesses, and in May 1999 of the automotive Worthington Custom Plastics businesses. Cast Products sales were 21% less than fiscal 1998 due to the divestiture of Buckeye Steel Castings Company in February 1999. Overall results from discontinued operations amounted to a $20.9 million loss compared to earnings of $17.3 million last year. Excluding the after-tax loss of $24.6 million recorded for the sales of discontinued businesses, net income from the discontinued operations decreased 79% to $3.7 million from $17.3 million in fiscal 1998.

     Fiscal 1998 sales from discontinued operations of $493.8 million were up $10.4 million over fiscal 1997, primarily due to a 17% increase in sales at Cast Products, partially offset by a 2% sales decrease at Custom Products. The Cast Products increase was due to rail car volume improvement, while Custom Products experienced lower sales due to the phase out of a few key contracts. Fiscal 1998 net income decreased 35% to $17.3 million from $26.7 million in fiscal 1997 primarily due to Custom Products' lower sales.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and cash equivalents were $7.6 million at May 31, 1999, an increase of $3.9 million over May 31, 1998. In fiscal 1999, the Company generated $103.7 million in cash from operating activities, down from $200.9 million during fiscal 1998. The lower cash flow in fiscal 1999 is due to lower operating results from discontinued operations and increased net working capital requirements for continuing operations. The increase in continuing operations net working capital, primarily accounts receivable, was due to higher fourth quarter sales in Processed Steel Products from the new Decatur, Alabama and Spartan Steel Coating facilities.

     The $103.7 million of net cash from operating activities and the cash proceeds from sale of assets of $199.0 million provided the resources needed to dividend $52.4 million to shareholders, fund investing activities, repurchase $94.4 million of the Company's common stock, and reduce debt. Investing activities included capital projects of $107.8 million ($100.3 million, net of Rouge Industries' capital investment in Spartan) and $34.1 million for the Pressure Cylinders acquisitions. The most significant capital projects were Decatur and the rebuild of Monroe, both in the Processed Steel Products segment.

     Consolidated net working capital decreased $36.5 million to $196.5 million on May 31, 1999 from $233.0 million on May 31, 1998. Consolidated current assets decreased $18.7 million to $624.3 million on May 31, 1999 from $643.0 million on May 31, 1998. Consolidated current liabilities increased $17.7 million to $427.7 million on May 31, 1999 from $410.0 million on May 31, 1998. Accordingly, the current ratio at May 31, 1999 was 1.5 to 1 as compared to 1.6 to 1 at May 31, 1998. Accounts receivable, inventories, prepaid expenses and other current assets and accounts payable sold with the discontinued operations were partially replaced with working capital required to support new operations and acquisitions. Contributing to the net increase in current liabilities was the reclassification of the DECS liability maturing in March 2000, offset by an increase in current assets as the investment in Rouge was reclassified as a current asset since it will be used to retire the DECS. Short term debt (current notes payable) decreased $14.3 million to $122.3 million during fiscal 1999.

     The Company uses short-term uncommitted lines of credit extended by various commercial banks to finance its business operations. Maturities on these borrowings typically range from one to ninety days. To ensure liquidity, the Company maintains a revolving credit facility with a group of commercial banks. During October 1998, the Company increased the amount of the revolving credit facility to $300 million from $190 million. The $110 million increase in commitments extended by the existing bank group expires in September 1999, unless extended. The $190 million of previously existing commitments expire in May 2003. At May 31, 1999, there were no outstanding borrowings under the revolving credit facility.

     In March 1997, the DECS, payable in Rouge stock, was issued by the Company. In management's opinion, it is appropriate to examine the Company's debt without the DECS, since the Company may satisfy the DECS with currently owned Rouge stock. The DECS liability as of May 31, 1999 was $52.5 million, as compared to $75.7 million at May 31, 1998, the result of a decrease in the value of the Rouge common stock.

     At May 31, 1999, the Company's total debt (excluding the DECS) was $493.3 million compared to $502.0 million at the end of fiscal 1998. Total debt to committed capital (excluding the DECS) increased to 41.7% versus 39.1% at the prior fiscal year end.

     During the first quarter of fiscal 1999, the Company repurchased 4.2 million shares of the Company's common shares. In August 1998, the Board of Directors of the Company increased the Company's authority to repurchase an additional 10 million common shares on the open market or in private transactions. The Company repurchased 2.6 million shares during the fourth quarter. For fiscal 1999, approximately 6.8 million common shares ($94.4 million) were repurchased. At May 31, 1999, approximately 7.4 million shares remained available for repurchase under the August 1998 authorization. The timing and amount of any future repurchases will be at the Company's discretion and will depend upon market conditions and the Company's operating performance and liquidity. Any repurchase will also be subject to the covenants contained in the Company's credit facilities as well as its other debt instruments.

     The Company's immediate borrowing capacity, in addition to cash generated from operations, should be more than sufficient to fund expected normal operating costs, dividends, and capital expenditures for existing businesses. While there are no specific needs at this time, the Company regularly considers long-term debt issuance an alternative depending on financial market conditions.

                                 ENVIRONMENTAL

     The Company believes environmental issues will not have a material effect on capital expenditures, consolidated financial position, future results or operations.

                              IMPACT OF YEAR 2000

     Year 2000 issues occur in computerized systems when only two digits are used to identify the year in a date instead of four (i.e., the years 1900 and 2000 are both represented as "00") and the two-digit years are used for calculating or decision-making in the operation of those systems. As the year 2000 approaches, the use of two-digit years in computer hardware or software, or any other equipment reliant on embedded computer chip technology, could result in computer system or equipment failures, potentially leading to business and manufacturing disruptions. In the discussion below, information technology ("IT") generally refers to hardware and software that processes information used to manage the business. Non-information technology ("non-IT") generally refers to hardware and software used to control specific manufacturing processes on the plant floor, such as programmable controllers, or to serve basic administrative needs, such as telephone systems, copiers, or facsimile machines.

STATE OF READINESS

     Several initiatives related to Year 2000 issues have been continuing in the Company's businesses. The Company formed a Year 2000 project team comprised of business and technical representatives from across the Company and external consultants to assess and resolve remaining Year 2000 issues, including the Year 2000 readiness of its equipment manufacturers and significant suppliers. In addition, this team is assessing the possible impact of significant customers who may not be Year 2000 ready. The project team is using a two-phase approach at all continuing operations to accomplish its objectives. The phases are:

          Inventory and Assessment -- A physical inventory of all IT and non-IT hardware and software is taken by a trained inventory team, including such information as manufacturers and model numbers. Each item on the physical inventory is reviewed for both known problems for particular vendors and models and for potential problems based on internal and external expertise. Those inventory items identified as having or possibly posing a Year 2000 issue are further grouped for remediation planning.

          Remediation and Testing -- The groups of inventory items are prioritized in the following classifications based on the expected impact to operations if they are not remediated by Year 2000: 1) those that will immediately and materially impact operations; 2) those that will materially impact operations within a relatively short time frame; 3) those that could eventually have a material impact on operations; and 4) those not expected to have a material impact on operations. In priority order, items with known Year 2000 issues are repaired, replaced, or retired as expected to resolve the issue. Items with possible Year 2000 issues that are not retired are tested in priority order for possible issues and repaired or replaced as further expected to resolve the issue. After remediation, items are tested in an actual or simulated production environment, verified as remediated, and re-deployed into production. Contingency planning is a formal part of this process.

     Both phases are audited for process quality by an independent group staffed with both internal and external subject matter experts.

     The Inventory and Assessment phase has been completed at all continuing operations. The Remediation and Testing phase is in progress. The following table summarizes the status on July 31, 1999, of the Year 2000 remediation efforts on identified items that may materially impact operations:

  -- ESTIMATED CURRENT COMPLETION PERCENT AND MONTH OF EXPECTED COMPLETION --

                                  INVENTORY AND ASSESSMENT        REMEDIATION AND TESTING
                                ----------------------------    ----------------------------
                                                 EXPECTED                        EXPECTED
             AREA               % COMPLETE      COMPLETION      % COMPLETE      COMPLETION
             ----               ----------    --------------    ----------    --------------
IT Hardware and Software:
  Financial                      100%            Complete        95%          September 1999
  Non-Financial                  100%            Complete        70%          September 1999
Non-IT Hardware and Software     100%            Complete        65%          September 1999
Significant Suppliers*            70%         September 1999      *                 *
Products                         N/A               N/A           N/A               N/A

* The Company has initiated communications with significant suppliers to confirm their plans to become year 2000 ready and assess the potential impact of non-ready significant suppliers on the Company's operations. The Company estimates contingency planning for potential disruptions caused by non-ready significant suppliers that could materially impact operations will be completed by September 1999.

COSTS

     As of May 31, 1999, approximately $10.1 has been expensed related to Year 2000 issues in continuing operations. Of this amount approximately $9.4 million and $3.8 million have been expensed in the fiscal year and fiscal quarter ended May 31, 1999, respectively. An additional $0.7 million in capital expenditures has been incurred on these projects as of May 31, 1999. The Company currently projects additional expenses in its efforts to resolve Year 2000 issues of $11 million. An additional $5 million in capital expenditures is currently projected by the Company to result from these efforts. Year 2000 expenditures are expected to be funded through operating cash flow.

     Responsibility for the costs of discontinued operations becoming Year 2000 ready has been transferred by contract to the acquiring companies of those businesses.

     The Company has elected to delay certain IT projects and re-direct the internal resources to Year 2000 projects to minimize Year 2000 related costs. The Company expects no material adverse consequences due to the re-direction of these resources.

RISKS AND CONTINGENCY PLANNING

     The Company is using all commercially reasonable efforts and expects to complete critical year 2000 projects by September 1999. However, there can be no assurance that all systems on which the Company relies will be Year 2000 ready.

     Worst case scenarios include the possible shutting down of an entire operation for an extended period of time. Historically, the business losses from such events have been mitigated through the use of other company-owned facilities with similar manufacturing capabilities. However, this is not possible for all products the Company manufactures. In the event of the shut down of an operation, orders may be serviced from inventories or alternate manufacturing sites for short periods of time. An extended shut down may result in the out-sourcing of some manufacturing to third parties or an actual loss of business.

     The formal remediation process includes the identification of year 2000 issues that could have a material impact on operations, as well as contingency planning for such issues. This process is expected to minimize risks to the Company. Additional contingency planning for worst case scenarios is in progress and expected to be complete by September 1999.

     While possible, the Company does not currently believe the advent of the Year 2000 will have an additional material impact on the results of operations or the financial position of the Company.

     THE YEAR 2000 STATEMENTS CONTAINED HEREIN ARE YEAR 2000 READINESS DISCLOSURES (AS DEFINED UNDER THE YEAR 2000 INFORMATION AND READINESS ACT) AND SHALL BE TREATED AS SUCH FOR ALL PURPOSES PERMISSIBLE UNDER SUCH ACT. THESE STATEMENTS ARE BASED ON MANAGEMENT'S ANALYSIS OF ALL INFORMATION OBTAINED TO DATE AND USE WHAT MANAGEMENT BELIEVES TO BE REASONABLE ASSUMPTIONS IN ESTIMATING COSTS, PROJECT TIMING, AND THE OCCURRENCE OF FUTURE EVENTS. THERE CAN BE NO ASSURANCE THAT ACTUAL COSTS WILL NOT EXCEED ANY STATED ESTIMATES, THAT ALL POSSIBLE YEAR 2000 ISSUES WILL BE RESOLVED BY THE STATED TIMES, OR THAT THERE WILL BE NO ADVERSE IMPACT ON THE COMPANY DUE TO SYSTEM FAILURES CAUSED BY EITHER INTERNAL OR EXTERNAL YEAR 2000 ISSUES.

                                 EURO-CURRENCY

     The European Union's new common currency was introduced on January 1, 1999. The Company expects no material impact to its results from operations or financial condition due to the Company's limited overseas operations.

                                   INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented in the Consolidated Financial Statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       MAY 31
                                                              ------------------------
                                                                 1999          1998
                    DOLLARS IN THOUSANDS                      ----------    ----------

                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    7,641    $    3,788
  Accounts receivable, less allowances of $4,209 and $4,130
    at May 31, 1999 and 1998................................     281,706       310,155
  Inventories
    Raw materials...........................................     163,277       172,920
    Work in process and finished products...................      93,733       115,991
                                                              ----------    ----------
                                                                 257,010       288,911
  Investment in Rouge.......................................      52,497            --
  Income taxes receivable...................................          --         5,429
  Prepaid expenses and other current assets.................      25,401        34,712
                                                              ----------    ----------
         Total Current Assets...............................     624,255       642,995
Investment in Unconsolidated Affiliates.....................      63,943        61,694
Intangible Assets...........................................      83,402        95,725
Other Assets................................................      44,004        33,025
Investment in Rouge.........................................          --        75,745
Property, Plant and Equipment:
  Land......................................................      31,184        32,508
  Buildings.................................................     245,958       243,514
  Machinery and equipment...................................     823,343       767,165
  Construction in progress..................................      31,276       272,481
                                                              ----------    ----------
                                                               1,131,761     1,315,668
  Less accumulated depreciation.............................     260,414       382,510
                                                              ----------    ----------
                                                                 871,347       933,158
                                                              ----------    ----------
         Total Assets.......................................  $1,686,951    $1,842,342
                                                              ==========    ==========
                        LIABILITIES
CURRENT LIABILITIES:
  Accounts payable..........................................  $  161,264    $  176,752
  Notes payable.............................................     122,277       136,600
  Accrued compensation, contributions to employee benefit
    plans and related taxes.................................      37,187        43,867
  Dividends payable.........................................      13,492        13,532
  Other accrued items.......................................      35,482        37,800
  Income taxes..............................................         292            --
  Current maturities of long-term debt......................       5,234         1,480
  Debt exchangeable for common stock........................      52,497            --
                                                              ----------    ----------
         Total Current Liabilities..........................     427,725       410,031
Other Liabilities...........................................      31,512        24,788
Long-Term Debt:
  Conventional long-term debt...............................     365,802       363,870
  Debt exchangeable for common stock........................          --        75,745
                                                              ----------    ----------
                                                                 365,802       439,615
Deferred Income Taxes.......................................     124,444       145,230
Contingent Liabilities -- Note G............................          --            --
Minority Interest...........................................      47,819        42,405

                           EQUITY
SHAREHOLDERS' EQUITY:
  Preferred shares, $1.00 par value, authorized -- 1,000,000
    shares, issued and outstanding -- none..................          --            --
  Common shares, authorized -- 150,000,000 shares, issued
    and outstanding -- 1999 -- 89,949,277 shares -- 1998
    96,656,759 shares.......................................          --           968
  Additional paid-in capital................................     111,474       116,696
  Cumulative other comprehensive loss, net of taxes of
    $5,996 and $2,996 at May 31, 1999 and 1998..............      (8,484)       (8,375)
  Retained earnings.........................................     586,659       670,984
                                                              ----------    ----------
                                                                 689,649       780,273
                                                              ----------    ----------
         Total Liabilities and Shareholders' Equity.........  $1,686,951    $1,842,342
                                                              ==========    ==========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                   YEAR ENDED MAY 31
                                                         --------------------------------------
                                                            1999          1998          1997
            IN THOUSANDS, EXCEPT PER SHARE               ----------    ----------    ----------
Net sales..............................................  $1,763,072    $1,624,449    $1,428,346
Cost of goods sold.....................................   1,468,886     1,371,841     1,221,078
                                                         ----------    ----------    ----------
          Gross Margin.................................     294,186       252,608       207,268
Selling, general and administrative expense............     147,990       117,101        96,252
                                                         ----------    ----------    ----------
          Operating Income.............................     146,196       135,507       111,016
Other income (expense):
  Miscellaneous income.................................       5,210         1,396           906
  Interest expense.....................................     (43,126)      (25,577)      (18,427)
  Equity in net income of unconsolidated
     affiliates -- Joint Ventures......................      24,471        19,316        13,959
                                                         ----------    ----------    ----------
          Earnings Before Income Taxes.................     132,751       130,642       107,454
Income taxes...........................................      49,118        48,338        40,844
                                                         ----------    ----------    ----------
          Earnings From Continuing Operations..........      83,633        82,304        66,610
Discontinued Operations, net of taxes..................     (20,885)       17,337        26,708
Extraordinary Item, net of taxes.......................          --        18,771            --
Cumulative Effect of Accounting Change, net of taxes...      (7,836)           --            --
                                                         ----------    ----------    ----------
          Net Earnings.................................  $   54,912    $  118,412    $   93,318
                                                         ==========    ==========    ==========
Average Common Shares Outstanding (Basic)..............      93,016        96,751        96,557
Earnings Per Share (Basic):
          Continuing Operations........................  $     0.90    $     0.85    $     0.69
          Discontinued Operations, net of taxes........       (0.23)         0.18          0.28
          Extraordinary Item, net of taxes.............          --          0.19            --
          Cumulative Effect of Accounting Change, net
            of taxes...................................       (0.08)           --            --
                                                         ----------    ----------    ----------
          Net Earnings.................................  $     0.59    $     1.22    $     0.97
                                                         ==========    ==========    ==========
Average Common Shares Outstanding (Diluted)............      93,106        96,949        96,841
Earnings Per Share (Diluted):
          Continuing Operations........................  $     0.90    $     0.85    $     0.69
          Discontinued Operations, net of taxes........       (0.23)         0.18          0.27
          Extraordinary Item, net of taxes.............          --          0.19            --
          Cumulative Effect of Accounting Change, net
            of taxes...................................       (0.08)           --            --
                                                         ----------    ----------    ----------
          Net Earnings.................................  $     0.59    $     1.22    $     0.96
                                                         ==========    ==========    ==========

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                            YEAR ENDED MAY 31, 1999

                                                  COMPREHENSIVE   COMMON     ADDITIONAL      RETAINED
        DOLLARS IN THOUSANDS            TOTAL        INCOME       STOCK    PAID-IN-CAPITAL   EARNINGS
        --------------------           --------   -------------   ------   ---------------   --------
Beginning balance at June 1, 1998....  $780,273                    $968       $116,696       $670,984
Comprehensive income:
  Net income.........................    54,912       54,912                                   54,912
  Other comprehensive income, net of
    tax:
    Foreign currency translation.....      (109)        (109)
                                                     -------
    Other comprehensive income.......                   (109)
                                                     -------
Comprehensive income.................                $54,803
                                                     =======
Common stock issued -- options
  (139,985 shares issued under
  plan)..............................     1,492                                  1,492
Common stock issued -- dividend
  reinvestment.......................      (130)                                  (130)
Reorganization to Ohio...............        --                    (926)           926
Purchase & retirement of common stock
  (6,847,467 shares repurchased).....   (94,432)                    (42)        (7,497)       (86,893)
Other................................       (15)                                   (13)            (2)
Cash dividends declared ($.57 per
  share).............................   (52,342)                                              (52,342)
                                       --------                    ----       --------       --------
Ending balance at May 31, 1999.......  $689,649                    $ --       $111,474       $586,659
                                       ========                    ====       ========       ========

                                        CUMULATIVE OTHER COMPREHENSIVE LOSS,
                                                     NET OF TAX
                                       --------------------------------------
                                                   UNREALIZED       FOREIGN
                                                 GAIN (LOSS) ON    CURRENCY
        DOLLARS IN THOUSANDS            TOTAL      INVESTMENT     TRANSLATION
        --------------------           -------   --------------   -----------
Beginning balance at June 1, 1998....  $(8,375)     $(5,563)        $(2,812)
Comprehensive income:
  Net income.........................
  Other comprehensive income, net of
    tax:
    Foreign currency translation.....     (109)                        (109)
                                       -------      -------         -------
    Other comprehensive income.......     (109)          --            (109)
                                       -------      -------         -------
Comprehensive income.................
Common stock issued -- options
  (139,985 shares issued under
  plan)..............................
Common stock issued -- dividend
  reinvestment.......................
Reorganization to Ohio...............
Purchase & retirement of common stock
  (6,847,467 shares repurchased).....
Other................................
Cash dividends declared ($.57 per
  share).............................
                                       -------      -------         -------
Ending balance at May 31, 1999.......  $(8,484)     $(5,563)        $(2,921)
                                       =======      =======         =======

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                            YEAR ENDED MAY 31, 1998

                                                  COMPREHENSIVE   COMMON     ADDITIONAL      RETAINED
        DOLLARS IN THOUSANDS            TOTAL        INCOME       STOCK    PAID-IN-CAPITAL   EARNINGS
        --------------------           --------   -------------   ------   ---------------   --------
Beginning balance at June 1, 1997....  $715,518                    $968       $114,052       $607,922
Comprehensive income:
  Net income.........................   118,412      118,412         --                       118,412
  Other comprehensive income, net of
    tax:
    Foreign currency translation.....      (951)        (951)
                                                    --------
    Other comprehensive income.......                   (951)
                                                    --------
Comprehensive income.................               $117,461
                                                    ========
Common stock issued -- options
  (142,902 shares issued under
  plan)..............................     1,751                       1          1,750
Common stock issued -- dividend
  reinvestment (56,222 shares issued
  under plan)........................     1,156                       1          1,155
Purchase & retirement of common stock
  (253,600 shares repurchased).......    (4,342)                     (2)          (261)        (4,079)
Cash dividends declared ($ .53 per
  share).............................   (51,271)                                              (51,271)
                                       --------                    ----       --------       --------
Ending balance at May 31, 1998.......  $780,273                    $968       $116,696       $670,984
                                       ========                    ====       ========       ========

                                        CUMULATIVE OTHER COMPREHENSIVE LOSS,
                                                     NET OF TAX
                                       --------------------------------------
                                                   UNREALIZED       FOREIGN
                                                 GAIN (LOSS) ON    CURRENCY
        DOLLARS IN THOUSANDS            TOTAL      INVESTMENT     TRANSLATION
        --------------------           -------   --------------   -----------
Beginning balance at June 1, 1997....  $(7,424)     $(5,563)        $(1,861)
Comprehensive income:
  Net income.........................
  Other comprehensive income, net of
    tax:
    Foreign currency translation.....     (951)                        (951)
                                       -------      -------         -------
    Other comprehensive income.......     (951)          --            (951)
                                       -------      -------         -------
Comprehensive income.................
Common stock issued -- options
  (142,902 shares issued under
  plan)..............................
Common stock issued -- dividend
  reinvestment (56,222 shares issued
  under plan)........................
Purchase & retirement of common stock
  (253,600 shares repurchased).......
Cash dividends declared ($ .53 per
  share).............................
                                       -------      -------         -------
Ending balance at May 31, 1998.......  $(8,375)     $(5,563)        $(2,812)
                                       =======      =======         =======

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                            YEAR ENDED MAY 31, 1997

                                                  COMPREHENSIVE   COMMON     ADDITIONAL      RETAINED
        DOLLARS IN THOUSANDS            TOTAL        INCOME       STOCK    PAID-IN-CAPITAL   EARNINGS
        --------------------           --------   -------------   ------   ---------------   --------
Beginning balance at June 1, 1996....  $667,318                    $965       $106,079       $561,711
Comprehensive income:
  Net income.........................    93,318       93,318                                   93,318
  Other comprehensive income, net of
    tax:
    Unrealized gain (loss) on
      investment.....................    (5,563)      (5,563)
    Minimum pension liability........       189          189
    Foreign currency translation.....      (613)        (613)
                                                     -------
    Other comprehensive income.......                 (5,987)
                                                     -------
Comprehensive income.................                $87,331
                                                     =======
Common stock issued -- options
  (173,026 shares issued under
  plan)..............................     2,116                       2          2,114
Common stock issued -- dividend
  reinvestment (95,438 shares issued
  under plan)........................     1,896                       1          1,895
Purchase & retirement of common stock
  (62,500 shares repurchased)........    (1,211)                                   (69)        (1,142)
Transactions of Unconsolidated
  Affiliates.........................     4,033                                  4,033
Cash dividends declared ($.49 per
  share).............................   (45,965)                                              (45,965)
                                       --------                    ----       --------       --------
Ending balance at May 31, 1997.......  $715,518                    $968       $114,052       $607,922
                                       ========                    ====       ========       ========

                                          CUMULATIVE OTHER COMPREHENSIVE LOSS, NET OF
                                                              TAX
                                       --------------------------------------------------
                                                   UNREALIZED      MINIMUM      FOREIGN
                                                 GAIN (LOSS) ON    PENSION     CURRENCY
        DOLLARS IN THOUSANDS            TOTAL      INVESTMENT     LIABILITY   TRANSLATION
        --------------------           -------   --------------   ---------   -----------
Beginning balance at June 1, 1996....  $(1,437)     $    --         $(189)      $(1,248)
Comprehensive income:
  Net income.........................
  Other comprehensive income, net of
    tax:
    Unrealized gain (loss) on
      investment.....................   (5,563)      (5,563)
    Minimum pension liability........      189                        189
    Foreign currency translation.....     (613)                                    (613)
                                       -------      -------         -----       -------
    Other comprehensive income.......   (5,987)      (5,563)          189          (613)
                                       -------      -------         -----       -------
Comprehensive income.................
Common stock issued -- options
  (173,026 shares issued under
  plan)..............................
Common stock issued -- dividend
  reinvestment (95,438 shares issued
  under plan)........................
Purchase & retirement of common stock
  (62,500 shares repurchased)........
Transactions of Unconsolidated
  Affiliates.........................
Cash dividends declared ($.49 per
  share).............................
                                       -------      -------         -----       -------
Ending balance at May 31, 1997.......  $(7,424)     $(5,563)        $  --       $(1,861)
                                       =======      =======         =====       =======

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED MAY 31
                                                             ---------------------------------
                                                               1999        1998         1997
                   DOLLARS IN THOUSANDS                      --------    ---------    --------
OPERATING ACTIVITIES:
  Net earnings.............................................  $ 54,912    $ 118,412    $ 93,318
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.........................    78,490       61,459      51,388
     Provision for deferred income taxes...................   (18,087)      22,104       3,326
     Equity in undistributed net income of unconsolidated
       affiliates..........................................   (10,848)      (5,729)     (9,625)
     Minority interest in net loss of consolidated
       subsidiary..........................................    (2,664)        (553)        (27)
     Net loss on sale of assets............................    29,237           --          --
     Cumulative effect of accounting change................    12,292           --          --
     Extraordinary gain....................................        --      (29,795)         --
     Changes in assets and liabilities:
       Accounts receivable.................................   (27,078)     (43,319)     (8,005)
       Inventories.........................................    (4,980)       7,977     (70,322)
       Prepaid expenses and other current assets...........    (2,965)     (10,920)      8,331
       Other assets........................................      (366)      (1,319)     (2,801)
       Accounts payable and accrued expenses...............      (665)      76,637      11,658
       Other liabilities...................................    (3,554)       5,949       1,122
                                                             --------    ---------    --------
          Net Cash Provided By Operating Activities........   103,724      200,903      78,363
INVESTING ACTIVITIES:
  Investment in property, plant and equipment, net.........  (107,759)    (309,412)   (172,905)
  Acquisitions, net of cash acquired.......................   (34,054)          --     (69,942)
  Investments in unconsolidated affiliates.................        --           --      (5,420)
  Proceeds from sale of assets.............................   198,995           --          --
  Proceeds from property insurance.........................        --       38,683          --
                                                             --------    ---------    --------
          Net Cash Provided (Used) By Investing
            Activities.....................................    57,182     (270,729)   (248,267)
FINANCING ACTIVITIES:
  Proceeds from (payments on) short-term borrowings........   (14,491)      86,600      50,000
  Proceeds from long-term debt.............................       390      152,868     165,715
  Principal payments on long-term debt.....................    (4,983)    (155,401)    (23,589)
  Proceeds from issuance of common shares..................     1,349        2,955       4,011
  Proceeds from minority interest..........................     7,497       34,081       8,904
  Repurchase of common shares..............................   (94,432)      (4,390)     (1,211)
  Dividends paid...........................................   (52,383)     (50,311)    (44,294)
                                                             --------    ---------    --------
          Net Cash Provided (Used) By Financing
            Activities.....................................  (157,053)      66,402     159,536
                                                             --------    ---------    --------
  Increase (decrease) in cash and cash equivalents.........     3,853       (3,424)    (10,368)
  Cash and cash equivalents at beginning of year...........     3,788        7,212      17,580
                                                             --------    ---------    --------
          Cash and Cash Equivalents at End of Year.........  $  7,641    $   3,788    $  7,212
                                                             ========    =========    ========

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Worthington Industries, Inc. and subsidiaries (the "Company"). Spartan Steel Coating. L.L.C. (owned 52%), Worthington S.A. (owned 52%), and Worthington Gastec a.s. (owned 51%) are fully consolidated with the equity owned by the respective partners shown as minority interest on the balance sheet and their portion of net income or loss included in miscellaneous income or expense. Investments in unconsolidated affiliates are accounted for using the equity method. Significant intercompany accounts and transactions are eliminated. Certain reclassifications were made to prior years' amounts to conform with the 1999 presentation.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investment in Rouge: The investment in common stock of Rouge Industries, Inc. ("Rouge") is adjusted to market value as an "available-for-sale" security with a net of tax adjustment to shareholder's equity.

     Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for steel coils and the first-in, first-out method for all other inventories.

     Deferred Start-up Costs: In April 1998, the American Institute of Certified Public Accountants' issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities, which requires that costs related to start-up activities be expensed as incurred. Prior to 1999, the Company capitalized the cost of starting up new plants and facilities. The Company adopted the provisions of the SOP in its financial statements for the year ended May 31, 1999. The effect of the adoption of SOP 98-5 was to record a charge for the cumulative effect of an accounting change of $7,836,000, net of taxes of $4,456,000, to expense costs that had been capitalized prior to 1999. The impact of the change on earnings from continuing operations for fiscal 1999 was immaterial.

     Intangible Assets: Intangible Assets include goodwill which is being amortized on the straight-line method over periods ranging from 30 to 40 years. Unamortized goodwill was $83,402,000 at May 31, 1999 and $95,665,000 at May 31, 1998. Amortization expense was $2,996,000 in 1999, $3,066,000 in 1998 and
$2,409,000 in 1997.

     Property and Depreciation: Property, plant and equipment are carried at cost and depreciated using the straight-line and units-of production methods over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes.

     Capitalized Interest: Interest is capitalized in connection with construction of qualified assets. Under this policy, the Company capitalized interest of $3,972,000 in 1999, $11,306,000 in 1998 and $6,559,000 in 1997.

     Revenue Recognition: The Company recognizes revenue at the time of shipment.

     Environmental Costs: Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and clean-up are charged to expense.

     Recently Issued FASB Statements: In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted by the Company for fiscal 2002. The statement broadens the definition of derivatives, requires derivatives to be carried at fair value, and requires hedges to be accounted for based on the type of hedge. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

     Derivatives and Financial Instruments: The carrying amounts of cash and cash equivalents, other assets, and long-term debt are reported in the balance sheets at their approximate fair value.

     The Company does not engage in currency or commodity speculation and generally enters into forward contracts only to hedge specific foreign currency or commodity transactions. The amount of these contracts outstanding and the adjustments marked to market at any time are immaterial. Gains or losses from these contracts offset gains or losses of the assets, liabilities or transactions being hedged.

     Statements of Cash Flows: Supplemental cash flow information for the years ended May 31 is as follows:

                                                         1999       1998       1997
                     IN THOUSANDS                       -------    -------    -------
Interest paid.........................................  $45,251    $32,414    $26,587
Income taxes paid.....................................  $52,459    $48,470    $58,912

     Risks and Uncertainties: The Company, including unconsolidated affiliates, operates 53 production facilities in 20 states and 11 countries (see "Company Locations" and "The Company" sections elsewhere for market descriptions and location listing). The Company's largest markets are the automotive and automotive supply markets. Foreign operations and exports represent less than 10% of the Company's production and sales. Approximately 20% of the Company's labor force is covered by collective bargaining agreements. All significant labor contracts expire over one year from May 31, 1999. See Note H for significant business transacted with a major customer. The concentration of credit risks from financial instruments related to the markets served by the Company is not expected to have a material adverse effect on the Company's consolidated financial position, cash flow or future results of operations.

NOTE B -- SHAREHOLDERS' EQUITY

     The Board of Directors is empowered to determine the issue prices, dividend rates, amounts payable upon liquidation, voting rights and other terms of the preferred shares when issued.

     On October 13, 1998, Worthington Industries, Inc., a Delaware corporation (Worthington Delaware) was merged with and into the Company, an Ohio corporation and a wholly-owned subsidiary of Worthington Delaware. Each share of common stock, par value $.01 per share, of Worthington Delaware was converted into one common share, without par value, of the Company.

NOTE C -- DEBT

     Debt at May 31 is summarized as follows:

                                                                1999        1998
                        IN THOUSANDS                          --------    --------
Short-term unsecured notes payable..........................  $122,277    $136,600
Revolver -- unsecured.......................................        --          --
7.125% unsecured senior notes due May 15, 2006..............   200,000     200,000
6.7% unsecured senior notes due December 1, 2009............   150,000     150,000
Other.......................................................    21,036      15,350
                                                              --------    --------
     Total conventional debt................................   493,313     501,950
Debt exchangeable for common stock..........................    52,497      75,745
                                                              --------    --------
     Total debt.............................................   545,810     577,695
Less current maturities and short-term notes payable........   180,008     138,080
                                                              --------    --------
     Total long-term debt...................................  $365,802    $439,615
                                                              ========    ========

     The short-term unsecured notes payable represent borrowings under uncommitted bank lines of credit. The weighted average interest rate for fiscal 1999 was 5.14%. In fiscal 1998, short-term notes payable had a weighted average interest rate of 5.80%. In addition, the Company maintains a $300,000,000 unsecured revolving credit facility, which was not utilized in fiscal 1999. The credit facility is divided into two tranches; a $110,000,000

364-day facility maturing September 30, 1999 and a $190,000,000 tranch maturing May 30, 2003. The Company pays a commitment fee on the unused credit amount. Interest rates are determined at the time of borrowing, based upon alternatives specified in the credit agreement. To remain in compliance with the credit agreement, the Company must maintain a ratio of debt to total capitalization as defined of less than 50%. At May 31, 1999, this ratio was 42.9%.

     The Company's "Other" debt primarily includes industrial development revenue bonds with variable interest rates up to 5.91% and debt from foreign operations.

     During March 1997, the Company issued approximately $93 million of three-year notes exchangeable into Class A Common Stock of Rouge (the "DECS"). The DECS have an interest rate of 7.25% and are due March 1, 2000. At maturity, holders of the DECS will receive, in exchange for the principal amount of the notes, shares of common stock of Rouge ("Rouge shares") held by the Company (or at the Company's option, cash in lieu of the shares). It is the Company's intention to settle the DECS using Rouge shares. The number of Rouge shares (or the amount of cash to be paid) will be based upon the price of Rouge Class A Common Stock shortly before the maturity of the DECS. If the value of Rouge shares increases to a certain point the DECS liability would increase, partially offsetting the market value increase in the stock. If it decreases, because the stock is considered an "available for sale" security, a net of tax adjustment to shareholder's equity will be made for the net change both in stock value and the carrying amount of the DECS liability.

     Principal payments due on long-term debt, including lease purchase obligations, in the next five fiscal years are as follows: 2000 -- $57,730,867 (primarily DECS); 2001 -- $2,913,546; 2002 -- $2,714,050; 2003 -- $1,892,741;
2004 -- $1,748,372 and thereafter -- $356,533,041.

     The Company enters into interest rate swap agreements to manage interest costs and exposure to changing interest rates. At May 31, 1999, agreements were in place that effectively converted $7,965,000 of floating rate Notes due 2011 to a 5.91% fixed rate. During September 1998, the agreements that were in place to effectively convert $100,000,000 of the 7.125% Notes due 2006 from fixed rate debt to floating were terminated. The termination resulted in a gain of $5,203,000, which is being amortized over the life of the note.

     The Company guaranteed obligations of unconsolidated entities totaling $25,017,000 at May 31, 1999, which relate to debt with varying maturities. The Company believes the guarantees will not significantly affect its consolidated financial position or future results of operations.

NOTE D -- INCOME TAXES

     Income taxes for the years ended May 31 were as follows:

                                                         1999       1998       1997
                     IN THOUSANDS                       -------    -------    -------
Current:
  Federal.............................................  $33,665    $35,340    $33,852
  State and local.....................................    3,808      4,160      4,618
  Foreign.............................................    3,938         --         --
Deferred:
  Federal.............................................    7,891      8,259      2,719
  State...............................................     (184)       579       (345)
                                                        -------    -------    -------
                                                         49,118     48,338     40,844
  Discontinued Operations.............................   (4,481)    10,182     16,370
                                                        -------    -------    -------
                                                        $44,637    $58,520    $57,214
                                                        =======    =======    =======

     Under Statement of Financial Accounting Standards Board No. 109, Accounting for Income Taxes, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of May 31 are as follows:

                                                                1999        1998
                        IN THOUSANDS                          --------    --------
Deferred tax assets:
  Allowance for doubtful accounts...........................  $  1,384    $    569
  Inventory.................................................       803      (1,440)
  Accrued expenses..........................................     7,470       4,806
  Income taxes..............................................     4,385       3,949
  Other.....................................................       260         651
                                                              --------    --------
                                                                14,302       8,535
Deferred tax liabilities:
  Property, plant and equipment.............................    75,538     104,573
  Undistributed earnings of unconsolidated affiliates.......    48,906      40,657
                                                              --------    --------
                                                               124,444     145,230
                                                              --------    --------
  Net deferred tax liability................................  $110,142    $136,695
                                                              ========    ========

     The reasons for the difference between the effective income tax rate and the statutory federal income tax rate were as follows:

                                                              1999    1998    1997
                                                              ----    ----    ----
Federal statutory rate......................................  35.0%   35.0%   35.0%
State and local income taxes, net of federal tax benefit....   1.9     2.2     2.6
Foreign and other...........................................    .1     (.2)     .4
                                                              ----    ----    ----
                                                              37.0%   37.0%   38.0%
                                                              ====    ====    ====

NOTE E -- EMPLOYEE BENEFIT PLANS

     Certain employees of the Company participate in a current cash profit sharing plan and a deferred profit sharing plan. Company contributions to and costs for these plans are determined as a percentage of the Company's pre-tax income before profit sharing.

     Certain operations have non-contributory defined benefit pension plans covering a majority of their employees qualified by age and service. Company contributions to these plans comply with ERISA's minimum funding requirements.

     At May 31, 1999 all pension plans of discontinued operations have been disposed.

     A summary of the components of net periodic pension cost for the defined benefit plans in 1999, 1998 and 1997, and the contributions charged to pension expense for the defined contribution plans follows:

                                                            1999      1998       1997
                      IN THOUSANDS                         ------    -------    ------
Defined benefit plans:
  Service cost (benefits earned during the period).......  $1,214    $   917    $  656
  Interest cost on projected benefit obligation..........   1,236        964       711
  Actual return on plan assets...........................  (2,050)    (2,997)     (622)
  Net amortization and deferral..........................   1,587      2,409        97
                                                           ------    -------    ------
  Net pension cost on defined benefit plans..............   1,987      1,293       842
Defined contribution plans...............................   6,247      5,720     5,206
                                                           ------    -------    ------
     Total pension expense -- Continuing Operations......   8,234      7,013     6,048
Discontinued Operations..................................  (1,048)     1,339       907
                                                           ------    -------    ------
     Total pension expense...............................  $7,186    $ 8,352    $6,955
                                                           ======    =======    ======

     Pension expense was calculated assuming a weighted average discount rate of between 7.0% and 8.0% with a weighted average expected long-term rate of return of 8.0%. Plan assets consist principally of listed equity securities and fixed income instruments. The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheet for defined benefit pension plans at May 31:

                                                           PENSION BENEFITS      PENSION BENEFITS
                                                              CONTINUING           DISCONTINUED
                                                              OPERATIONS            OPERATIONS
                                                         --------------------    ----------------
                                                          1999         1998            1998
                     IN THOUSANDS                        -------      -------    ----------------
Change in Benefit Obligation
  Benefit Obligation -- Beginning of year.............   $12,141      $10,469        $45,945
  Service Cost........................................       926          917          1,501
  Interest Cost.......................................     1,017          964          3,374
  Amendments..........................................     1,488          978             --
  Actuarial Gain......................................       (53)        (177)        (2,779)
  Benefits Paid.......................................      (999)      (1,010)        (1,971)
                                                         -------      -------        -------
  Benefit Obligation -- End of year...................   $14,520      $12,141        $46,070
                                                         =======      =======        =======
Change in Plan Assets
  Fair Value of Plan Assets -- Beginning of year......   $11,709      $ 8,206        $55,861
  Actual Return on Plan Assets........................     1,817        2,997         15,913
  Plan Participants' contributions....................     1,412        1,516            177
  Benefits Paid.......................................    (1,006)      (1,010)        (1,971)
                                                         -------      -------        -------
  Fair Value of Plan Assets -- End of year............   $13,932      $11,709        $69,980
                                                         -------      -------        -------
Funded Status.........................................   $  (588)     $  (432)       $23,910
Unrecognized net actuarial loss.......................    (3,290)      (3,136)       (28,998)
Unrecognized prior service cost.......................     3,419        2,614          8,511
                                                         -------      -------        -------
Prepaid (accrued) benefit cost........................   $  (459)     $  (954)       $ 3,423
                                                         =======      =======        =======
Plans With Benefit Obligations in Excess of Fair Value
  of Plan Assets
Projected benefit obligation..........................   $ 6,348      $ 5,797        $    --
Fair value of plan assets.............................     5,094        4,351             --
                                                         -------      -------        -------
Funded Status.........................................   $(1,254)     $(1,446)       $    --
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

     The following table summarizes the option plans' activity for the years ended May 31:

                                           1999                   1998                   1997
                                    -------------------    -------------------    -------------------
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                               AVERAGE                AVERAGE                AVERAGE
                                    OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
  IN THOUSANDS, EXCEPT PER SHARE    -------    --------    -------    --------    -------    --------
Outstanding -- beginning of
  year............................   2,440      $17.39      2,370      $16.85      2,174      $15.57
Granted...........................   2,153       13.00        465       18.71        434       20.44
Exercised.........................    (140)       9.31       (143)       8.80       (173)       8.92
Forfeited.........................    (546)      18.90       (252)      19.47        (65)      18.92
                                    ------                  -----                  -----
Outstanding -- end of year........   3,907       15.04      2,440       17.39      2,370       16.85
                                    ======                  =====                  =====
Exercisable at end of year........   1,227       16.52      1,273       17.39      1,081       13.14
Weighted-average fair value of
  options granted during the
  year............................              $ 2.19                 $ 3.91                 $ 4.96
Assumptions used:
Dividend yield....................    4.25%                  3.00%                  2.53%
Expected volatility...............   23.00%                 23.00%                 23.00%
Risk-free interest rate...........    4.79%                  5.06%                  5.12%
Expected lives (years)............       5                      5                      5

     Options outstanding at May 31, 1999 had exercise prices ranging from $9.22 to $21.375 based upon 100% of market volume at date of grants and expiration dates ranging from February 2000 to November 2008.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of Statement No. 123, the Company's net earnings and earnings per share would not have been materially affected.

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

     To secure access to facilities used to regenerate acid used in certain steel processing locations, the Company has entered into unconditional purchase obligations with a third party which requires the Company to deliver certain quantities of acid for processing annually through the year 2019. In addition, the Company is required to pay for freight and utilities used in processing its acid. The aggregate amount of required payments at May 31, 1999 is as follows (in thousands):

2000.................................    $ 4,095
2001.................................      4,395
2002.................................      4,395
2003.................................      4,395
2004.................................      4,395
Thereafter...........................     65,930
                                         -------
Total................................    $87,605
                                         =======

     The Company may not terminate the unconditional purchase obligation without assuming or otherwise repaying certain debt of the supplier, based on the fair market value of the facility. At May 31, 1999, $36.6 million of such debt was outstanding.

NOTE H -- INDUSTRY SEGMENT DATA

     During June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, effective for fiscal 1999. Statement 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, and geographic areas. The Company previously reported using one segment under the prior standards. The information for 1998 and 1997 has been restated to conform to the 1999 presentation.

     The Company's continuing operations have been aggregated into three reportable segments (Processed Steel Products, Metal Framing, and Pressure Cylinders.) Factors used to identify these segments include the products and services provided by each segment as well as the management reporting structure used by the Company. A discussion of each segment is outlined below.

     Processed Steel Products: This segment consists of two business units, The Worthington Steel Company and The Gerstenslager Company. Both are intermediate processors of flat-rolled steel. Processing capabilities in this segment include pickling, slitting, rolling, annealing, edging, tension leveling, cut-to-length, configured blanking, stamping, painting, nickel plating, and hot dipped galvanizing. This segment sells to customers principally in the automotive, automotive supply, heavy duty truck, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries.

     Metal Framing: This segment consists of one business unit, Dietrich Industries, Inc., which produces metal framing products for the commercial and residential building industries. Dietrich's customers include building products distributors, commercial and residential contractors, and gypsum producers.

     Pressure Cylinders: This segment consists of one business unit, Worthington Cylinder Corporation, which produces portable low pressure liquid propane cylinders and refrigerant gas cylinders, and portable high pressure cylinders. Refrigerant gas cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers and distributors of barbecue grills and propane, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. High pressure cylinders are sold primarily to gas fillers and suppliers as containers for acetylene, medical, industrial, halon and electronic gases. This segment also produces recycle and recovery tanks for refrigerant gases, and helium balloon kits.

     The accounting policies of the operating segments are described in Note
A -- Summary of Significant Accounting Policies. The Company evaluates segment performance based on operating income. Inter-segment sales are not material.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" category includes corporate related items, results of immaterial operations, and income and expense not allocated to the reportable segments. See Note N for results of the discontinued operations' segments.

                                                         1999        1998        1997
                     IN MILLIONS                       --------    --------    --------
NET SALES
Processed Steel Products.............................  $1,114.9    $1,049.5    $  922.2
Metal Framing........................................     337.2       337.0       297.9
Pressure Cylinders...................................     305.8       223.5       197.9
Other................................................       5.2        14.4        10.3
                                                       --------    --------    --------
Continuing Operations................................  $1,763.1    $1,624.4    $1,428.3
                                                       ========    ========    ========
OPERATING INCOME
Processed Steel Products.............................  $   82.6    $   87.7    $   79.3
Metal Framing........................................      25.4        20.0        11.2
Pressure Cylinders...................................      36.7        28.6        24.0
Other................................................       1.5        (0.8)       (3.5)
                                                       --------    --------    --------
Continuing Operations................................  $  146.2    $  135.5    $  111.0
                                                       ========    ========    ========
DEPRECIATION AND AMORTIZATION
Processed Steel Products.............................  $   43.2    $   25.8    $   19.5
Metal Framing........................................       8.6         8.1         7.3
Pressure Cylinders...................................       9.4         5.2         4.9
Other................................................       2.9         2.5         2.4
                                                       --------    --------    --------
Continuing Operations................................  $   64.1    $   41.6    $   34.1
                                                       ========    ========    ========
TOTAL ASSETS
Processed Steel Products.............................  $1,000.0    $  947.2    $  674.6
Metal Framing........................................     250.7       258.0       241.0
Pressure Cylinders...................................     223.9       153.4       132.7
Other................................................     212.4       198.0       216.1
                                                       --------    --------    --------
Continuing Operations................................  $1,687.0    $1,556.5    $1,264.4
                                                       ========    ========    ========
CAPITAL EXPENDITURES
Processed Steel Products.............................  $   79.0    $  283.8    $  142.7
Metal Framing........................................       7.8         5.8         6.9
Pressure Cylinders...................................       8.0         4.1         7.9
Other................................................       3.6         3.9         3.3
                                                       --------    --------    --------
Continuing Operations................................  $   98.4    $  297.6    $  160.8
                                                       ========    ========    ========

     Sales for continuing operations, in the Processed Steel Products segment, include $112 million in 1999, $124 million in 1998, and $95 million in 1997 to a major automobile manufacturer purchasing through decentralized divisions and subsidiaries in different geographical areas. Sales for discontinued operations, comprised of the Custom Products and Cast Products segments, for the same customer were $107 million in 1999, $153 million in 1998, and $172 million in 1997.

     Company locations contained within the Annual Report are an integral part of these financial statements.

NOTE I -- RELATED PARTY TRANSACTIONS

     The Company purchases from and sells to affiliated companies, certain raw materials and services at prevailing market prices. Sales to affiliated companies for fiscal 1999, 1998 and 1997 totaled $33 million, $33 million and $25 million, respectively. Accounts receivable related to these transactions were $5 million and $14 million at May 31, 1999 and 1998, respectively. Purchases for each of the fiscal years 1999, 1998 and 1997, totaled $1 million. Accounts payable to related parties were $11 million and $4 million at May 31, 1999 and 1998, respectively.

NOTE J -- INVESTMENT IN UNCONSOLIDATED AFFILIATES

     The Company's investments in affiliated companies which are not "majority-owned" and controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Worthington Specialty Processing (50%), Worthington Armstrong Venture (50%), TWB Company (33%), and Acerex, S.A. de C.V. (50%).

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

     Financial information for affiliated companies accounted for by the equity method is as follows:

                                                       1999        1998        1997
                   IN THOUSANDS                      --------    --------    --------
Current assets.....................................  $107,461    $ 90,535    $ 85,234
Noncurrent assets..................................   130,822     135,688     117,250
Current liabilities................................    41,697      34,979      31,236
Noncurrent liabilities.............................    57,350      67,869      57,996
Net sales..........................................   324,306     282,616     214,914
Gross margin.......................................    87,365      73,510      54,088
Net income.........................................  $ 51,448    $ 38,251    $ 25,116

     The Company's share of undistributed earnings of unconsolidated affiliates included in consolidated retained earnings was $20,525,000 at May 31, 1999.

NOTE K -- ACQUISITIONS

     The Company acquired a 51% majority interest in Gastec spol. s.r.o. ("Worthington Gastec") in February 1999 and purchased the cylinder manufacturing assets of Metalurgica Progresso de Vale de Cambra, Lda. ("Worthington Portugal") in May of 1999. Worthington Gastec, based in Hustopece, Czech Republic, and Worthington Portugal, based in Vale de Cambra, Portugal, produce small and medium size low pressure gas cylinders used in heating and industrial applications. The Worthington Gastec and Worthington Portugal acquisitions were business combinations accounted for as purchases. The results of operations for these acquisitions are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $1,146,000 relating to Worthington Gastec and $3,158,000 relating to Worthington Portugal resulting from these purchases is being amortized using the straight-line method over 40 years.

     During June 1998, the Company acquired the stock of Jos. Heiser vormals J. Winter's Sohn, GmbH ("Worthington Heiser") for approximately $27 million (net of cash acquired) plus $7.3 million of debt assumed in a business combination accounted for as a purchase. Based in Kienberg, Austria, Worthington Heiser produces high pressure industrial gas cylinders. The results of operations for Worthington Heiser are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $12.9 million resulting from the purchase is being amortized using the straight-line method over 40 years.

     On February 21, 1997, the Company acquired The Gerstenslager Company ("Gerstenslager") in a business combination accounted for as a pooling of interests. Gerstenslager, located in Wooster, Ohio, is a producer of processed steel products, primarily aftermarket automotive body panels. Gerstenslager was primarily owned by a subsidiary of JMAC, Inc., an investment company, owned by John P. McConnell, Chairman and CEO of the Company and a partnership involving John P. McConnell, John H. McConnell, Chairman Emeritus, and a trust for the benefit of their families. All of the stock of Gerstenslager was exchanged for 5,675,000 Common Shares of the Company, which had a value of $113 million based on an average share price prior to the closing date. The

Board of Directors of the Company received an opinion from an independent investment banking firm attesting to the fairness of this consideration.

     On December 3, 1996, the Company acquired the net assets of Plastics Manufacturing, Inc. ("PMI"), located in North Carolina, for $61.6 million in a business combination accounted for as a purchase. PMI was sold as part of the divestitures that took place in fiscal 1999. The results of operations for PMI are included in the financial statements of the Company as discontinued operations from the date of acquisition through the date of disposal.

     During June 1996, the Company acquired the stock of SCM Technologies ("SCM") for $8.4 million. SCM designs, engineers and manufactures high pressure industrial, medical, halon and electronic gas cylinders and is located near Windsor, Ontario. The transaction was accounted for as a purchase. The results of operations for SCM are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $3.8 million resulting from the purchase is being amortized using the straight-line method over 40 years.

     Proforma results including the acquired companies since the beginning of the earliest period presented would not be materially different than actual results.

NOTE L -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                                                  YEAR ENDED MAY 31
                                                      -----------------------------------------
                                                         1999           1998           1997
       DOLLARS IN THOUSANDS, EXCEPT PER SHARE         -----------    -----------    -----------
Numerator (Basic & Diluted):
  Earnings From Continuing Operations -- income
     available to common shareholders...............  $    83,633    $    82,304    $    66,610
                                                      ===========    ===========    ===========
Denominator:
  Denominator for basic earnings per
     share -- weighted-average shares...............   93,015,707     96,751,260     96,557,453
  Effect of dilutive securities -- employee stock
     options........................................       90,347        197,405        283,817
                                                      -----------    -----------    -----------
  Denominator for diluted earnings per
     share -- adjusted weighted-average shares......   93,106,054     96,948,665     96,841,270
                                                      ===========    ===========    ===========
  Basic earnings from continuing operations per
     share..........................................  $      0.90    $      0.85    $      0.69
                                                      ===========    ===========    ===========
  Diluted earnings from continuing operations per
     share..........................................  $      0.90    $      0.85    $      0.69
                                                      ===========    ===========    ===========
  Antidilutive securities (a).......................    2,876,429      1,617,237        746,787
                                                      ===========    ===========    ===========

     (a) Securities that could potentially dilute basic EPS are not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented.

NOTE M -- EXTRAORDINARY ITEM -- INVOLUNTARY CONVERSION OF ASSETS

     On August 14, 1997, the Company experienced a fire at the Monroe, Ohio facility. The fire destroyed the pickling area of the facility and caused extensive damage to other parts of the plant, including blanking and slitting. The Company shifted a significant amount of the business to other locations, with the remainder sent to third party processors. Blanking operations resumed in September 1997, slitting in March 1998 and pickling in September 1998. The Company has increased both pickling and storage capacity at this facility beyond its pre-fire capabilities.

     The Company carries both property damage and business interruption insurance and, as a result, the fire did not have a material adverse impact on the Company's financial results.

     The Company settled the property portion of the insurance claim in fiscal 1998. The property settlement, $38,683,000, resulted in an extraordinary gain as these proceeds were for replacement value, significantly in excess of the remaining book value. The breakdown of the extraordinary item shown on the consolidated statement of earnings is as follows:

                                                          (IN THOUSANDS)
Proceeds..............................................       $38,683
Less book value.......................................         8,888
                                                             -------
Gain on involuntary conversion........................        29,795
Income tax provision..................................        11,024
                                                             -------
                                                             $18,771
                                                             =======

     Total insurance proceeds received in the settlement of all claims were as follows:

                                                          (IN THOUSANDS)
Property and equipment................................       $38,683
Inventory.............................................         2,500
Business interruption.................................        25,587
Other expenses........................................         7,917
                                                             -------
                                                             $74,687
                                                             =======

     The proceeds related to damaged inventory approximated cost. The proceeds related to business interruption were $13,934,000 ($5,474,000 in fiscal 1999 and $8,460,000 in fiscal 1998) for lost operating income that is included in net sales, and $11,653,000 ($4,913,000 in fiscal 1999 and $6,740,000 in fiscal 1998)
for costs incurred to mitigate the loss that is recorded as a reduction of the related expense. The proceeds for other expenses represented reimbursement for non-recurring expenses related to the fire and were recorded as an offset of manufacturing costs.

     During the fourth quarter of fiscal 1998, the Company received an advance of $10,000,000 from its insurer toward business interruption claims subsequent to February 28, 1998. This amount was included in Other Accrued Items at May 31, 1998. At that date, the Company had also accrued $4,632,000 as a receivable for business interruption during the fourth quarter of fiscal 1998. Final settlement was received in fiscal 1999.

NOTE N -- DISCONTINUED OPERATIONS

     As a result of a fiscal 1998 strategic review, the Company adopted a plan and subsequently sold its Custom and Cast Products segments consisting of subsidiaries Worthington Custom Plastics, Worthington Precision Metals, and Buckeye Steel Castings. Accordingly, the Company has reported the results of these entities as discontinued operations.

     The Company completed the sale of the components of its Custom Products and Cast Products segments for aggregate proceeds of approximately $139 million and $85 million, respectively, in fiscal 1999.

     At May 31, 1999, all components of discontinued operations were disposed. A summary of the assets and liabilities of the discontinued segments at May 31, 1998 follow:

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
                                                     ========    =======     ========

     Summarized results of Discontinued Operations follow:

                                                     CUSTOM       CAST
                                                    PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                     --------    --------    --------
FOR THE YEAR ENDED MAY 31, 1999
Net Sales.........................................  $275,996    $ 95,593    $371,589
Earnings (Loss) Before Income Taxes...............    (6,515)     12,192       5,677
Income Taxes (Benefit)............................    (2,241)      4,207       1,966
                                                    --------    --------    --------
Net Earnings (Loss) from Operations...............    (4,274)      7,985       3,711

Gain (Loss) on Sales..............................   (59,960)     28,917     (31,043)
Income Taxes (Benefit)............................   (21,281)     14,834      (6,447)
                                                    --------    --------    --------
Net Gain (Loss) on Sales..........................   (38,679)     14,083     (24,596)
                                                    --------    --------    --------
Net Income (Loss) from Discontinued Operations....  $(42,953)   $ 22,068    $(20,885)
                                                    ========    ========    ========
FOR THE YEAR ENDED MAY 31, 1998
Net Sales.........................................  $372,822    $121,026    $493,848
Earnings Before Income Taxes......................    21,508       6,011      27,519
Income Taxes......................................     7,958       2,224      10,182
                                                    --------    --------    --------
Net Earnings......................................  $ 13,550    $  3,787    $ 17,337
                                                    ========    ========    ========
FOR THE YEAR ENDED MAY 31, 1997
Net Sales.........................................  $380,048    $103,326    $483,374
Earnings Before Income Taxes......................    31,272      11,806      43,078
Income Taxes......................................    11,884       4,486      16,370
                                                    --------    --------    --------
Net Earnings......................................  $ 19,388    $  7,320    $ 26,708
                                                    ========    ========    ========

     Other items of Discontinued Operations follow:

                                                      CUSTOM       CAST
                                                     PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                      --------    --------    --------
FOR THE YEAR ENDED MAY 31, 1999
Depreciation and Amortization Expense..............  $ 10,915    $ 3,488     $ 14,403
Capital Expenditures...............................     3,572      5,783        9,355
FOR THE YEAR ENDED MAY 31, 1998
Depreciation and Amortization Expense..............    15,229      4,641       19,870
Capital Expenditures...............................     6,999      4,801       11,800
FOR THE YEAR ENDED MAY 31, 1997
Depreciation and Amortization Expense..............    12,843      4,454       17,297
Capital Expenditures...............................  $  9,083    $ 2,976     $ 12,059

NOTE O -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1999 and 1998:

                                                               THREE MONTHS ENDED
                                                  --------------------------------------------
                                                   AUGUST     NOVEMBER    FEBRUARY      MAY
         IN THOUSANDS, EXCEPT PER SHARE           --------    --------    --------    --------
1999
Net sales.......................................  $409,280    $436,428    $422,074    $495,290
Gross margin....................................    61,678      69,170      72,337      91,001
Earnings from continuing operations.............    17,690      18,359      19,095      28,488
Earnings from discontinued operations, net of
  tax...........................................    (1,316)      3,948     (16,870)     (6,647)
Cumulative effect of accounting change, net of
  tax...........................................    (7,836)         --          --          --
                                                  --------    --------    --------    --------
Net earnings....................................  $  8,538    $ 22,307    $  2,225    $ 21,841
                                                  ========    ========    ========    ========
Earnings per share (Diluted):
  Continuing operations.........................  $   0.18    $   0.20    $   0.21    $   0.31
  Discontinued operations, net of tax...........     (0.01)       0.04       (0.19)      (0.07)
  Cumulative effect of accounting change, net of
     tax........................................     (0.08)         --          --          --
                                                  --------    --------    --------    --------
  Net earnings..................................  $   0.09    $   0.24    $   0.02    $   0.24
                                                  ========    ========    ========    ========
1998
Net sales.......................................  $387,561    $392,690    $397,529    $446,669
Gross margin....................................    61,175      57,723      59,353      74,357
Earnings from continuing operations.............    20,971      17,046      18,821      25,466
Earnings from discontinued operations, net of
  tax...........................................     1,783       4,854       3,527       7,173
Extraordinary item, net of tax..................        --          --      18,771          --
                                                  --------    --------    --------    --------
Net earnings....................................  $ 22,754    $ 21,900    $ 41,119    $ 32,639
                                                  ========    ========    ========    ========
Earnings per share (Diluted):
  Continuing operations.........................  $   0.22    $   0.18    $   0.19    $   0.26
  Discontinued operations, net of tax...........      0.02        0.05        0.04        0.08
  Extraordinary item, net of tax................        --          --        0.19          --
                                                  --------    --------    --------    --------
  Net earnings..................................  $   0.24    $   0.23    $   0.42    $   0.34
                                                  ========    ========    ========    ========

     During the fourth quarter of fiscal 1999, the Company elected to adopt the provisions of Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities. SOP 98-5 states that the standard must be adopted as of the beginning of the fiscal year. Therefore the unaudited quarterly results of operations for the three months ended August 31, 1998 have been restated as follows:


Net earnings, as previously reported........................  $ 16,374
Cumulative effect of accounting change, net of tax..........   ( 7,836)
                                                              --------
Net earnings, as restated...................................  $  8,538
                                                              ========
Earnings per share (Diluted):
Net earnings, as previously reported........................  $   0.17
Cumulative effect of accounting change, net of tax..........     (0.08)
                                                              --------
Net earnings, as restated...................................  $   0.09
                                                              ========

     The adoption of SOP 98-5 had no material effect on previously reported results for the second and third quarters of fiscal 1999.

                              REPORT OF MANAGEMENT

     The management of Worthington Industries, Inc. is responsible for the preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements and the preparation of other financial information included in this Annual Report to Shareholders. The financial statements have been audited by Ernst & Young LLP, independent auditors.

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

                                                /s/ JOHN P. MCCONNELL

                                      ------------------------------------------
                                      John P. McConnell, Chairman & Chief
                                      Executive Officer

                                                 /s/ JOHN T. BALDWIN

                                      ------------------------------------------
                                      John T. Baldwin, Vice President & Chief
                                      Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Worthington Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Industries, Inc. and subsidiaries at May 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1999 in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP
                                            ------------------------------------
                                                     Ernst & Young LLP

Columbus, Ohio
June 18, 1999

                               COMPANY LOCATIONS

PROCESSED STEEL PRODUCTS

THE WORTHINGTON STEEL COMPANY
Columbus, Monroe & Delta, Ohio
Louisville, Kentucky
Rock Hill, South Carolina
Baltimore, Maryland
Jackson & Taylor, Michigan
Malvern, Pennsylvania
Porter, Indiana
Decatur, Alabama

THE GERSTENSLAGER COMPANY
Wooster, Ohio

METAL FRAMING

DIETRICH INDUSTRIES, INC.
Hammond & LaPorte, Indiana
Hicksville, Warren & Aurora, Ohio
Atlanta, Georgia
Baltimore, Maryland
Lunenburg, Massachusetts
Colton & Stockton, California
Phoenix, Arizona
Wildwood & Miami, Florida
East Brunswick, New Jersey
Hutchins, Texas
Fredericksburg, Virginia
Denver, Colorado
Lenexa, Kansas

PRESSURE CYLINDERS

WORTHINGTON CYLINDER CORPORATION
Columbus, Jefferson & Westerville, Ohio
Claremore, Oklahoma
Citronelle, Alabama
Kienberg, Austria
Tilbury, Ontario, Canada
Vale De Cambra, Portugal
Itu, Brazil

OTHER

WORTHINGTON MACHINE TECHNOLOGY
Columbus, Ohio

JOINT VENTURES

WORTHINGTON ARMSTRONG VENTURE (WAVE)
Suspended Ceilings
Malvern, Pennsylvania
Sparrows Point, Maryland
Valenciennes, France
North Las Vegas, Nevada
Shanghai, China
Madrid, Spain
Team Valley, England
Benton Harbor, Michigan

TWB COMPANY, L.L.C.
Laser Welded Blanks
Monroe, Michigan

ACEREX S.A. DE C.V.
Steel Processing
Monterrey, Mexico

SPARTAN STEEL COATING, L.L.C.
Processed Steel Products
Monroe, Michigan

WORTHINGTON SPECIALTY PROCESSING (WSP)
Steel Processing
Jackson, Michigan

WORTHINGTON S.A.
Pressure Cylinders
Itu, Brazil

WORTHINGTON GASTEC, A.S.
Pressure Cylinders
Hustopece, Czech Republic

                              OFFICERS & DIRECTORS

CORPORATE OFFICERS

John H. McConnell*
Chairman Emeritus & Founder
Director, 1955

John P. McConnell*
Chairman & Chief Executive Officer
Director, 1975

John S. Christie
President & Chief Operating Officer,
1999

John T. Baldwin
Vice President & Chief Financial
Officer, 1997

Robert J. Borel
Vice President-Engineering, 1973

Dale T. Brinkman
Vice President-Administration,
General Counsel &
Assistant Secretary, 1982

Jonathan B. Dove
Chief Information Officer, 1998

Edward A. Ferkany
Executive Vice President, 1974

Cathy Mayne Lyttle
Vice President-Communications,
1999

Bruce Ruhl
Vice President-Purchasing, 1978

Michael R. Sayre
Corporate Controller, 1993

Mark H. Stier
Vice President-Human Resources,
1975

Gregory P. Youngblood
Treasurer, 1999

Donal H. Malenick*
Retired President
Director, 1959

William S. Dietrich
Chairman, Dietrich Industries
Director, 1996

SUBSIDIARY OFFICERS

Richard F. Berdik
President, 1996
Dietrich Industries, Inc.

Ralph V. Roberts
President, 1973
The Worthington Steel Company

Kenneth L. Vagnini
President, 1997
The Gerstenslager Company

Virgil L. Winland
President, 1971
Worthington Cylinder Corporation

    * Member of Executive
      Committee

    + Member of Audit
      Committee

   ++ Member of
      Compensation and
      Stock Option
      Committee

   NOTE: Year listed indicates initial year of affiliation with Worthington industries
OUTSIDE DIRECTORS

John B. Blystone ++
Chairman, President & CEO
SPX Corporation
Director, 1997

Charles R. Carson +
Retired Senior Vice President
General Electric Company
Director, 1986

John F. Havens ++*
Retired Chairman
Banc One Corporation
Director, 1988

Peter Karmanos, Jr. +
Chairman, CEO & Co-Founder
Compuware Corporation
Director, 1997

Pete A. Klisares*
Past President
Karrington Health, Inc.
Director, 1991

Robert B. McCurry ++
Retired Senior Advisor to President
Toyota Motor Sales, U.S.A. Inc.
Director, 1972

Charles D. Minor +
Counsel
Vorys, Sater, Seymour and Pease
Secretary and Director, 1962

Gerald B. Mitchell ++
Retired Chairman
Dana Corporation
Director, 1986

James Petropoulos +
Owner
James Petropoulos & Company
Director, 1976

Mary Fackler Schiavo +
Attorney
Director, 1998