Form 10-K405, Exhibit 13
period 2000-05-31
WORTHINGTON INDUSTRIES INC
filed 2000-08-29
CIK 108516

                                   EXHIBIT 13

                         ANNUAL REPORT TO SHAREHOLDERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         [WORTHINGTON INDUSTRIES LOGO]

                             2000 ANNUAL REPORT TO
                                  SHAREHOLDERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WORTHINGTON INDUSTRIES, INC.

                               2000 ANNUAL REPORT

                                    CONTENTS

                                                                PAGE
                                                                ----
A Message to Our Shareholders...............................      1
The Company.................................................      1
Stock Trading, Price and Dividend Information...............      3
Six Year Selected Financial Data............................      4
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      5
Consolidated Financial Statements
  Consolidated Balance Sheets -- May 31, 2000 and 1999......     12
  Consolidated Statements of Earnings -- Years ended May 31,
     2000, 1999 and 1998....................................     13
  Consolidated Statements of Shareholders' Equity -- Years
     ended May 31, 2000, 1999 and 1998......................     14
  Consolidated Statements of Cash Flows -- Years ended May
     31, 2000, 1999 and 1998................................     17
Notes to Consolidated Financial Statements..................     18
Report of Management........................................     31
Report of Independent Auditors..............................     32
Company Locations...........................................     33
Officers & Directors........................................     34

                         A MESSAGE TO OUR SHAREHOLDERS

     This 2000 Annual Report to Shareholders contains the Worthington Industries, Inc. audited consolidated financial statements and all of the information that the regulations of the Securities and Exchange Commission (the "SEC") require be presented in an Annual Report to Shareholders. For legal purposes, this is the Worthington Industries, Inc. 2000 Annual Report to Shareholders. This Annual Report is not part of the Proxy Statement and is not deemed to be soliciting material or to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC for the fiscal year ended May 31, 2000 ("fiscal 2000").

     We invite our shareholders also to consider our 2000 Summary Annual Report, which presents information concerning the business and financial results of the Company in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive more detailed information may request a copy of our Annual Report on Form 10-K.

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

     The Company's operations are reported principally in three business segments: Processed Steel Products, Metal Framing and Pressure Cylinders. The Processed Steel Products segment includes The Worthington Steel Company and The Gerstenslager Company. The Metal Framing segment is made up of Dietrich Industries, Inc., and the Pressure Cylinders segment consists of Worthington Cylinder Corporation. In addition, the Company holds an equity position in seven joint ventures as described below. During the fiscal year ended May 31, 1999 ("fiscal 1999"), in keeping with its strategy to focus on steel processing and metals-related businesses, the Company divested its Worthington Custom Plastics, Inc., Worthington Precision Metals, Inc. and Buckeye Steel Castings Company operations. The divested operations, which previously made up the Company's Custom Products and Cast Products segments, have been reported as discontinued operations for fiscal 1999 and prior.

PROCESSED STEEL PRODUCTS

     The Processed Steel Products segment consists of two business units, The Worthington Steel Company ("Worthington Steel") and The Gerstenslager Company ("Gerstenslager"). For fiscal 2000, fiscal 1999 and the fiscal year ended May 31, 1998 ("fiscal 1998"), the percentage of sales from continuing operations generated by the Processed Steel Products segment was 65.6%, 63.2% and 64.6%, respectively.

     Both Worthington Steel and Gerstenslager are intermediate processors of flat-rolled steel. This segment's processing capabilities include pickling, slitting, rolling, annealing, edging, tension leveling, cutting-to-length, configured blanking, stamping, painting, nickel and zinc/nickel coating and hot-dipped galvanizing. Worthington Steel has over 1,000 customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. Gerstenslager supplies automotive aftermarket body panels within the United States primarily to domestic and transplant automotive and heavy duty truck manufacturers.

METAL FRAMING

     The Metal Framing segment consists of one business unit, Dietrich Industries, Inc. ("Dietrich"), which produces metal framing products for the commercial and residential construction markets in the United States. For fiscal 2000, fiscal 1999 and fiscal 1998, the percentage of sales from continuing operations generated by Dietrich was 17.9%, 19.1% and 20.7%, respectively. Dietrich's products include steel studs, floor and wall system components, roof trusses and other metal accessory products. Dietrich has over 2,000 customers, primarily consisting of building products distributors, commercial and residential contractors, and gypsum producers.

PRESSURE CYLINDERS

     The Pressure Cylinders segment consists of one business unit, Worthington Cylinder Corporation ("Worthington Cylinders"). For fiscal 2000, fiscal 1999 and fiscal 1998, the percentage of sales from continuing operations generated by Worthington Cylinders was 16.2%, 17.3% and 13.8%, respectively.

     During fiscal 1999, the Company expanded its Pressure Cylinders segment by acquiring the cylinder operations of Jos. Heiser vormals J. Winter's Sohn, GmbH, based in Kienberg, Austria, in June 1998; certain assets of Metalurgica Progresso de Vale de Cambra, Lda., based in Vale de Cambra, Portugal, in May 1999; and a majority interest in Gastec spol. s.r.o., based in Hustopece, Czech Republic, in February 1999.

     Worthington Cylinders produces portable low-pressure liquid propane cylinders, refrigerant gas cylinders, and portable high-pressure cylinders. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers and distributors of barbecue grills and propane, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. Refrigerant gas cylinders primarily are used by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. High-pressure cylinders are sold primarily to gas fillers and suppliers as containers for acetylene, medical, industrial, halon, electronic and cutting and welding gases. Worthington Cylinders also produces recycle and recovery tanks for refrigerant gases and non-refillable cylinders for helium balloon kits. Worthington Cylinders has over 3,000 customers.

JOINT VENTURES

     As part of its strategy to selectively develop new products, markets and technological capabilities, and to expand its international presence while mitigating the risks and costs associated with such activities, the Company participates in three consolidated and four unconsolidated joint ventures.

  Consolidated

     - Spartan Steel Coating, L.L.C. ("Spartan Steel"), a 52%-owned consolidated joint venture with Rouge Steel, operates a cold rolled hot dipped galvanizing facility near Monroe, Michigan.

     - Worthington S.A., a 52%-owned consolidated joint venture with three Brazilian propane producers, operates a cylinder manufacturing facility in Itu, Brazil.

     - Worthington Gastec a.s., a 51%-owned consolidated joint venture with a local Czech Republic entrepreneur, operates a pressure cylinder manufacturing facility in Hustopece, Czech Republic.

  Unconsolidated

     - Worthington Armstrong Venture ("WAVE"), a 50%-owned joint venture with Armstrong World Industries, is one of the three leading global manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Pennsylvania, Maryland, Michigan, Nevada, England, France, Spain and China.

     - TWB Company, L.L.C., a 33%-owned joint venture with Thyssen Krupp, Rouge Steel, LTV Steel and Bethlehem Steel, produces laser welded blanks for use in the auto industry for products such as inner door frames. TWB operates facilities in Monroe, Michigan and Saltillo, Mexico.

     - Acerex S.A. de C.V., a 50%-owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

     - Worthington Specialty Processing ("WSP"), a 50%-owned joint venture with USX Corporation in Jackson, Michigan, operates primarily as a toll processor for USX Corporation.

DISCONTINUED OPERATIONS

     Custom Plastics. The Company completed the divestiture of the Worthington Custom Plastics businesses in the fourth quarter of fiscal 1999. While operated by the Company, Worthington Custom Plastics manufactured and supplied injection molded plastic parts to automobile manufacturers and their suppliers and to manufacturers of appliances, lawn and garden products, recreational products, business equipment, audio equipment, furniture and other items.

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

                 STOCK TRADING, PRICE AND DIVIDEND INFORMATION

     The Company's Common Shares trade on the New York Stock Exchange ("NYSE") under the symbol "WOR" and are listed in most newspapers as "WorthgtnInd". Prior to April 19, 2000, the Company's Common Shares were traded on the Nasdaq National Market ("Nasdaq") under the symbol "WTHG". As of June 30, 2000, the Company had approximately 11,134 shareholders of record. The following table sets forth (i) the range of low, high and closing bid prices for the Company's Common Shares (as quoted on Nasdaq) for each quarter of fiscal 1999 and the first three quarters of fiscal 2000, (ii) the low, high and closing sale prices for the Company's Common Shares (as traded on NYSE) for the quarter ended May 31, 2000, and (iii) the cash dividends per share paid on the Company's Common Shares, for each quarter of fiscal 1999 and fiscal 2000.

                                                       MARKET PRICE
FISCAL 1999                                     ---------------------------      CASH
QUARTER ENDED                                    LOW       HIGH     CLOSING    DIVIDENDS
-------------                                   ------    ------    -------    ---------
August 31, 1998...............................  $12.44    $17.88    $13.00       $0.14
November 30, 1998.............................  $10.38    $14.25    $12.19       $0.14
February 28, 1999.............................  $11.31    $14.63    $12.69       $0.14
May 31, 1999..................................  $11.06    $15.13    $12.81       $0.15

FISCAL 2000
QUARTER ENDED
-------------
August 31, 1999...............................  $12.31    $16.44    $15.00       $0.15
November 30, 1999.............................  $14.38    $17.63    $16.00       $0.15
February 29, 2000.............................  $12.88    $17.00    $13.25       $0.15
May 31, 2000..................................  $11.38    $13.63    $12.13       $0.16

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                        SIX YEAR SELECTED FINANCIAL DATA

                                                                     FISCAL YEAR ENDED MAY 31,
                                            ---------------------------------------------------------------------------
                                               2000         1999         1998         1997         1996         1995
      IN THOUSANDS, EXCEPT PER SHARE        ----------   ----------   ----------   ----------   ----------   ----------
FINANCIAL RESULTS
Net Sales.................................  $1,962,606   $1,763,072   $1,624,449   $1,428,346   $1,126,492   $1,125,495
Cost of Goods Sold........................   1,629,455    1,468,886    1,371,841    1,221,078      948,505      942,672
                                            ----------   ----------   ----------   ----------   ----------   ----------
Gross Margin..............................     333,151      294,186      252,608      207,268      177,987      182,823
Selling, General & Administrative
  Expense.................................     163,662      147,990      117,101       96,252       78,852       67,657
                                            ----------   ----------   ----------   ----------   ----------   ----------
Operating Income..........................     169,489      146,196      135,507      111,016       99,135      115,166
Miscellaneous Income......................       2,653        5,210        1,396          906        1,013          648
Loss on Investment in Rouge...............      (8,553)          --           --           --           --           --
Interest Expense..........................     (39,779)     (43,126)     (25,577)     (18,427)      (8,687)      (6,673)
Equity in Net Income of Unconsolidated
  Affiliates -- Joint Ventures............      26,832       24,471       19,316       13,959        6,981        5,284
Equity in Net Income of Unconsolidated
  Affiliate -- Rouge......................          --           --           --           --       21,729       32,111
                                            ----------   ----------   ----------   ----------   ----------   ----------
Earnings From Continuing Operations Before
  Income Taxes............................     150,642      132,751      130,642      107,454      120,171      146,536
Income Taxes..............................      56,491       49,118       48,338       40,844       46,130       55,190
                                            ----------   ----------   ----------   ----------   ----------   ----------
Earnings From Continuing Operations.......      94,151       83,633       82,304       66,610       74,041       91,346
Discontinued Operations, Net of Taxes.....          --      (20,885)      17,337       26,708       26,932       31,783
Extraordinary Item, Net of Taxes..........          --           --       18,771           --           --           --
Cumulative Effect of Accounting Change,
  Net of Taxes............................          --       (7,836)          --           --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------
Net Earnings..............................      94,151       54,912      118,412       93,318      100,973      123,129
Earnings Per Share (Diluted) --
  Continuing Operations...................        1.06         0.90         0.85         0.69         0.76         0.94
  Discontinued Operations, Net of Taxes...          --        (0.23)        0.18         0.27         0.28         0.33
  Extraordinary Item, Net of Taxes........          --           --         0.19           --           --           --
  Cumulative Effect of Accounting Change,
    Net of Taxes..........................          --        (0.08)          --           --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------
  Net Earnings............................        1.06         0.59         1.22         0.96         1.04         1.27
  Continuing Operations (Excluding
    Rouge*)...............................        1.12         0.90         0.85         0.69         0.62         0.73
Depreciation and Amortization from
  Continuing Operations...................      70,997       64,087       41,602       34,150       26,931       23,741
Earnings Before Interest, Taxes,
  Depreciation and Amortization from
  Continuing Operations...................     261,418      239,964      197,821      160,031      155,789      176,950
Capital Expenditures from Continuing
  Operations..............................      71,541       98,404      297,516      160,846       97,346       45,416
Cash Dividends Declared...................      53,391       52,343       51,271       45,965       40,872       37,212
  Per Share...............................  $     0.61   $     0.57   $     0.53   $     0.49   $     0.45   $     0.41
Average Shares Outstanding (Diluted)......      88,598       93,106       96,949       96,841       96,822       96,789
FINANCIAL POSITION
Current Assets............................  $  624,229   $  624,255   $  642,995   $  594,128   $  505,104   $  474,853
Current Liabilities.......................     433,270      427,725      410,031      246,794      167,585      191,672
                                            ----------   ----------   ----------   ----------   ----------   ----------
Working Capital...........................     190,959      196,530      232,964      347,334      337,519      283,181
Net Fixed Assets..........................     862,512      871,347      933,158      691,027      544,052      358,579
Total Assets..............................   1,673,873    1,686,951    1,842,342    1,561,186    1,282,424      964,299
Total Debt**..............................     525,072      493,313      501,950      417,883      317,997      108,916
Shareholders' Equity......................     673,354      689,649      780,273      715,518      667,318      608,142
  Per Share...............................        7.85         7.67         8.07         7.40         6.91         6.30
Total Committed Capital**.................  $1,198,426   $1,182,962   $1,282,223   $1,133,401   $  985,315   $  717,058
Shares Outstanding........................      85,755       89,949       96,657       96,711       96,505       96,515

---------------

All financial data, except cash dividends declared, include the results of The Gerstenslager Company which was acquired in February 1997 through a pooling of interests.

* Excludes the impact of the "Loss on Investment in Rouge" for the fiscal year ended May 31, 2000 and the "Equity in Net Income of Unconsolidated Affiliate
   - Rouge" for the fiscal years ended May 31, 1996 and 1995.

** Excludes Debt Exchangeable for Common Stock of $52,497, $75,745 and $88,494 at May 31, 1999, 1998 and 1997, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Statements contained in this 2000 Annual Report to Shareholders, including, without limitation, the Management's Discussion and Analysis that follows, constitute "forward-looking statements" that are based on management's beliefs, estimates, assumptions and currently available information. Such forward-looking statements include, without limitation, statements relating to future operating results, growth, stock appreciation, projected capacity levels, pricing trends, anticipated capital expenditures, plant start-ups and capabilities and other non-historical information. Because they are based on beliefs, estimates and assumptions, forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those projected. Any number of factors could affect actual results, including, without limitation, product demand, changes in product mix and market acceptance of products; changes in pricing or availability of raw materials, particularly steel; capacity restraints and efficiencies; conditions in major product markets; delays in construction or equipment supply; ability to integrate recent acquisitions; inherent risks of international development, including foreign currency risks; the ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; general economic conditions, business environment and the impact of governmental regulations, both in the United States and abroad; and other risks described from time to time in filings with the Securities and Exchange Commission.

                                    OVERVIEW

     Worthington Industries, Inc. (the "Company") is a diversified steel processor that focuses on steel processing and metals related businesses. It operates 40 facilities worldwide, principally in three reportable business segments: Processed Steel Products, Metal Framing and Pressure Cylinders. The Company also holds equity positions in seven joint ventures, which operate 15 facilities worldwide.

     In March 2000, the Company recorded an $8.6 million pre-tax loss ($0.06 per share, net of tax) relating to the Company's investment in the common stock of Rouge Industries, Inc. ("Rouge"). This previously unrealized loss had been reported as a reduction in shareholders' equity. On March 1, 1997, the Company issued debt exchangeable for common stock ("DECS"), payable in Rouge stock. The loss on the Rouge investment was realized when the Company used the Rouge stock to satisfy the DECS at maturity on March 1, 2000.

     During fiscal 1999, the Company divested its non-core businesses:
Worthington Custom Plastics, Inc., Worthington Precision Metals, Inc. and Buckeye Steel Castings Company, which had previously comprised the Custom Products and Cast Products segments. The divested operations are reflected in the Company's financial statements as discontinued operations. The divestitures provided aggregate proceeds of $224.0 million, which included $194.0 million in cash and approximately $30.0 million in preferred stock and notes receivable issued by the acquirers. The cash proceeds were used to finance capital projects, fund acquisitions, repurchase common shares and reduce debt. The divestitures resulted in an aggregate $24.6 million after-tax loss.

     In fiscal 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires that costs related to commencing operations at new plants and facilities be expensed as incurred. An after-tax charge of $7.8, million or $0.08 per share, was recorded for the accounting policy change, to expense the costs that had been capitalized prior to fiscal 1999. The impact of the change on earnings from continuing operations for fiscal 1999 as reported was immaterial.

     During fiscal 1999, the Company completed three European acquisitions within the Pressure Cylinders segment. In June 1998, the Company acquired the stock of Jos. Heiser vormals J. Winter's Sohn, GmbH ("Worthington Heiser"). Based in Kienberg, Austria, Worthington Heiser produces high-pressure cylinders. The Company acquired a 51% majority interest in Gastec spol. s.r.o., based in Hustopece, Czech Republic, in February 1999 and purchased the cylinder manufacturing assets of Metalurgica Progresso de Vale de Cambra, Lda., based in Vale de Cambra, Portugal, in May 1999. Both of these operations manufacture various low-pressure cylinders. These acquisitions offer significant growth opportunities for the Company, given the full product offering and geographic coverage throughout Europe. See Note K to the Consolidated Financial Statements.

     The extraordinary item in fiscal 1998 is the gain on the settlement of a property insurance claim resulting from a fire at the Processed Steel Products' Monroe, Ohio ("Monroe") facility in August 1997. The settlement of $38.7 million represents replacement value of the assets, which was significantly in excess of the book value of $8.9 million. After adjusting for taxes, the gain was $18.8 million, or $0.19 per share. See Note M to the Consolidated Financial Statements.

                            RESULTS FROM OPERATIONS

     The following table sets forth, for the fiscal years indicated, consolidated sales and operating income by segment and other financial information:

                                                      2000                        1999                    1998
                                            -------------------------   -------------------------   ----------------
                                                       % OF      %                 % OF      %                 % OF
                                             ACTUAL    SALES   CHANGE    ACTUAL    SALES   CHANGE    ACTUAL    SALES
      IN MILLIONS, EXCEPT PER SHARE         --------   -----   ------   --------   -----   ------   --------   -----
Net Sales:
    Processed Steel Products..............  $1,287.9    65.6%    16%    $1,114.9    63.2%     6%    $1,049.5    64.6%
    Metal Framing.........................     350.6    17.9%     4%       337.2    19.1%     0%       337.0    20.7%
    Pressure Cylinders....................     318.8    16.2%     4%       305.8    17.3%    37%       223.5    13.8%
    Other.................................       5.3     0.3%                5.2     0.4%               14.4     0.9%
                                            --------                    --------                    --------
        Total Net Sales...................   1,962.6   100.0%    11%     1,763.1   100.0%     9%     1,624.4   100.0%
Cost of Goods Sold........................   1,629.4    83.0%    11%     1,468.9    83.3%     7%     1,371.8    84.4%
                                            --------                    --------                    --------
      Gross Margin........................     333.2    17.0%    13%       294.2    16.7%    16%       252.6    15.6%
Selling, General & Administrative.........     163.7     8.4%    11%       148.0     8.4%    26%       117.1     7.3%
Operating Income:
    Processed Steel Products..............      96.8     7.5%    17%        82.6     7.4%    -6%        87.7     8.4%
    Metal Framing.........................      43.2    12.3%    70%        25.4     7.5%    27%        20.0     5.9%
    Pressure Cylinders....................      34.2    10.7%    -7%        36.7    12.0%    28%        28.6    12.8%
    Other.................................      (4.7)                        1.5                        (0.8)
                                            --------                    --------                    --------
        Total Operating Income............     169.5     8.6%    16%       146.2     8.3%     8%       135.5     8.3%
Other Income (Expense):
    Misc. Income..........................       2.7                         5.1                         1.4
    Loss on Investment in Rouge...........      (8.6)                         --                          --
    Interest Expense......................     (39.8)   -2.0%    -8%       (43.1)   -2.4%    69%       (25.6)   -1.6%
    Equity in Net Income of Unconsolidated
      Affiliates..........................      26.8     1.4%     9%        24.5     1.4%    27%        19.3     1.2%
                                            --------                    --------                    --------
      Earnings Before Taxes...............     150.6     7.7%    13%       132.7     7.5%     2%       130.6     8.0%
Income Taxes..............................      56.4     2.9%    15%        49.1     2.8%     2%        48.3     2.9%
                                            --------                    --------                    --------
Earnings From Continuing Operations.......      94.2     4.8%    13%        83.6     4.7%     2%        82.3     5.1%
Discontinued Operations, Net of Taxes.....        --                       (20.9)                       17.3
Extraordinary Item, Net of Taxes..........        --                          --                        18.8
Cumulative Effect of Accounting Change,
  Net of Taxes............................        --                        (7.8)                         --
                                            --------                    --------                    --------
Net Earnings..............................  $   94.2     4.8%    71%    $   54.9     3.1%   -54%    $  118.4     7.3%
                                            ========                    ========                    ========
Average Common Shares
  Outstanding -- Diluted..................      88.6                        93.1                        96.9
Earnings Per Share -- Diluted:
      Earnings From Continuing
        Operations........................  $   1.06                    $   0.90                    $   0.85
      Discontinued Operations, Net of
        Taxes.............................        --                       (0.23)                       0.18
      Extraordinary Item, Net of Taxes....        --                          --                        0.19
      Cumulative Effect of Accounting
        Change, Net of Taxes..............        --                       (0.08)                         --
                                            --------                    --------                    --------
      Net Earnings........................  $   1.06                    $   0.59                    $   1.22
                                            ========                    ========                    ========

FISCAL 2000 COMPARED TO FISCAL 1999

     Net sales increased 11% to $2.0 billion from $1.8 billion in fiscal 1999. The increase was primarily due to the start-up of two Processed Steel Products facilities: the Decatur, Alabama facility ("Decatur") and the Spartan Steel Coating facility ("Spartan") in Monroe, Michigan. A strong construction market and increased demand for steel portable cylinders provided for the increased sales in the Metal Framing and Pressure Cylinders segments, respectively. These volume increases were partially offset by lower selling prices in the Processed Steel Products and Pressure Cylinders segments. The following provides further information on sales by segment:

     - Processed Steel Products. Net sales increased 16% to $1.3 billion from $1.1 billion in fiscal 1999. This increase was mainly volume driven as the start-up facilities in Decatur and at Spartan continued to ramp up their operations throughout fiscal 2000. However, the effect of the volume increases was partially offset by lower selling prices during fiscal 2000.

     - Metal Framing. Net sales increased 4% to $350.6 million from $337.2 million in fiscal 1999. The building products market remained strong throughout fiscal 2000. That combined with the volume and price increases in the stainless products were the main reasons for the increase in sales. Lower current year selling prices for building products and the sale of the garage door product line in the second quarter of fiscal 1999 partially offset this increase.

     - Pressure Cylinders. Net sales increased 4% to $318.8 million from $305.8 million in fiscal 1999. Increased demand for steel portables, system tanks and high-pressure steel cylinders, partially offset by lower selling prices, was the main reason for the increase in sales. Sales in the European operations were flat compared to fiscal 1999 due to competitive pricing pressures in that market.

     Gross margin as a percent of net sales increased to 17.0% in fiscal 2000 from 16.7% in fiscal 1999. The improvement in the gross margin was primarily due to favorable raw material costs particularly in the Metal Framing and Pressure Cylinders segments. This favorability occurred earlier in the year as prices for raw materials continued to increase across all segments throughout the year. Higher manufacturing expenses partially offset some of this favorable price impact. Selling, general and administrative costs ("SG&A") remained at 8.4% of sales for both fiscal 2000 and fiscal 1999 and were higher than normal due to Year 2000 expenses in both years.

     Operating income increased 16% to $169.5 million from $146.2 million in fiscal 1999. This increase was due mainly to the previously mentioned increases in sales volume and favorable raw material pricing partially offset by lower selling prices and increased manufacturing expenses in the European cylinder operations. Operating income as a percentage of net sales was 8.6% in fiscal 2000 compared to 8.3% in fiscal 1999. The following provides further information on operating income by segment:

     - Processed Steel Products. Operating income increased 17% to $96.8 million in fiscal 2000 from $82.6 million in fiscal 1999. This was primarily due to higher sales volumes in the start-up operations. Favorability due to lower raw material costs occurred earlier in the year but was offset by raw material price increases in the third and fourth quarters of fiscal 2000. Direct labor, manufacturing expenses and SG&A as a percent of sales remained consistent with the prior year resulting in an operating margin for the year of 7.5%.

     - Metal Framing. Operating income for Metal Framing increased 70% to $43.2 million in fiscal 2000 from $25.4 million in fiscal 1999. Higher sales volumes in the building products line driven by the favorable construction market more than offset the impact of lower selling prices. Favorable raw material prices and operating efficiencies also contributed, increasing the operating margin to 12.3%.

     - Pressure Cylinders. Operating income decreased 7% to $34.2 million in fiscal 2000 from $36.7 million in fiscal 1999. Lower selling prices kept sales in the European market flat compared to last year. In addition, higher labor, manufacturing and SG&A expenses in those operations lowered operating income. Higher sales volumes in the steel portables product line were partially offset by fewer sales of the refrigerant cylinders. All of these factors combined produced an operating margin of 10.7%.

     Interest expense decreased 8% to $39.8 million in fiscal 2000 from $43.1 million in fiscal 1999. Capitalized interest in fiscal 2000 was $0.8 million compared to $4.0 million in fiscal 1999 as the major construction projects (Decatur and rebuilding Monroe) were completed in the first part of fiscal 1999. The decrease in interest expense is due to lower weighted average debt levels and the extinguishment of the DECS notes in the current year. At May 31, 2000, approximately 70% of the Company's $525.1 million of total debt was at fixed rates of interest.

     Equity in net income of unconsolidated affiliates increased 9% to $26.8 million in fiscal 2000 from $24.5 million in fiscal 1999. The Company's Worthington Armstrong Venture ("WAVE"), TWB Company, LLC and Acerex S.A. de C.V. joint ventures posted increases in sales and earnings for fiscal 2000. Profits for Worthington Specialty Processing declined slightly in the current year due to lower sales.

     The effective tax rate for the Company was 37.5% in fiscal 2000 up from 37% in fiscal 1999 due to increased business in higher-taxed foreign and domestic locations, the result of divestiture and acquisition activity concluded in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

  Continuing Operations

     Net sales increased 9% to $1.8 billion from $1.6 billion in fiscal 1998. The increase was due to the start-up of the Decatur and Spartan facilities, the acquisition of Worthington Heiser and a strong domestic economy, which increased demand in the automotive, manufacturing and building construction markets. The following provides further information on net sales by segment:

     - Processed Steel Products. Net sales increased 6% to $1.1 billion from $1.0 billion in fiscal 1998. The new Decatur and Spartan start-up facilities were responsible for the increase in sales, offset by an unfavorable steel pricing environment and the first quarter General Motors strike. Decatur produced its first commercially saleable cold rolled coils in August 1998. Spartan, the Company's hot-dipped galvanizing joint venture with Rouge, commenced operations in the fourth quarter of fiscal 1998.

     - Metal Framing. Net sales of $337.2 million in fiscal 1999 were essentially even with fiscal 1998. Building products sales volume increased due to increased demand in the building construction markets. The increase was offset by a decrease in the garage door product line sales due to its divestiture during the second quarter of fiscal 1999, and a decrease in sales from the stainless product line due to a labor dispute at the Company's Aurora, Ohio facility during the first three quarters of fiscal 1999.

     - Pressure Cylinders. Net sales increased 37% to $305.8 million from $223.5 million in fiscal 1998. The increase resulted primarily from the Worthington Heiser acquisition and completing the introduction (which commenced in fiscal 1998) of a higher-priced valve with a new overfill protection device.

     Gross margin as a percent of net sales increased to 16.7% in fiscal 1999 from 15.6% in fiscal 1998. The improvement in margins was primarily due to favorable material costs. The fire at the Monroe facility in August 1997 did not materially impact margins during fiscal 1999 or fiscal 1998, because recoveries from business interruption insurance offset lost operating income. In fiscal 1999 and fiscal 1998, business interruption insurance settlement proceeds of $5.5 million and $8.5 million, respectively, were recorded in net sales.

     The gross margin improvement was offset by higher SG&A costs, which increased 26% to $148.0 million in fiscal 1999 from $117.1 million in fiscal 1998. SG&A as a percentage of sales was 8.4% in fiscal 1999 and 7.3% in fiscal 1998. The SG&A increase in fiscal 1999 was the result of the Year 2000 remediation expenses and the increased overhead at Decatur and Spartan.

     Operating income increased 8% to $146.2 million from $135.5 million in fiscal 1998. This increase was due to the Worthington Heiser acquisition and favorable raw material costs. The increase was partially offset by the impact of the first quarter General Motors strike, higher overhead costs associated with the Decatur and Spartan start-ups and expenses related to Year 2000 remediation expenses. Operating income as a percentage of net sales was 8.3% in fiscal 1999 and fiscal 1998. The following provides further information on operating income by segment:

     - Processed Steel Products. Operating income decreased 6% to $82.6 million in fiscal 1999 from $87.7 million in fiscal 1998. This was primarily due to higher manufacturing overhead from the start-ups without corresponding sales increases, the General Motors strike, and the Company's Year 2000 remediation expenses, partially offset by favorable raw material costs, resulting in an operating margin for the year of 7.4%.

     - Metal Framing. Operating income for Metal Framing increased 27% to $25.4 million from $20.0 million in fiscal 1998 due to lower raw material costs and operational efficiencies, partially offset by the Company's Year 2000 remediation expenses.

     - Pressure Cylinders. Operating income increased 28% to $36.7 million from $28.6 million in fiscal 1998. Worthington Heiser contributed to the fiscal 1999 increase in operating income, but the operating margin as a percentage of sales decreased in fiscal 1999 to 12.0% from 12.8% in fiscal 1998, primarily due to the Year 2000 remediation expenses.

     Interest expense increased to $43.1 million in fiscal 1999 from $25.6 million in fiscal 1998. Capitalized interest associated with the construction of new facilities totaled $4.0 million in fiscal 1999, down from $11.3 million in fiscal 1998. The interest expense increase in fiscal 1999 was due to increased debt levels to finance the completion of Decatur, the re-build of Monroe, the acquisition of three European Pressure Cylinder operations and the repurchase of the Company's common shares. The increase in debt levels was partially offset by the proceeds received from the divestitures of non-core businesses over the course of fiscal 1999 and lower interest rates. Weighted average interest rates on short-term unsecured notes payable decreased to 5.14% in fiscal 1999 from 5.80% in fiscal 1998. At May 31, 1999, approximately 75% of the Company's $493.3 million of total debt (excluding debt exchangeable for common stock (the "DECS")) was at fixed rates of interest.

     Equity in net income of unconsolidated affiliates increased 27% to $24.5 million from $19.3 million in fiscal 1998. The Company's WAVE, TWB and Acerex joint ventures posted increases in sales and earnings for fiscal 1999. Worthington Specialty Processing experienced a profitable year, despite a slight decline in sales.

     The effective tax rate for the Company was 37% in fiscal 1999 and in fiscal 1998.

  Discontinued Operations

     Fiscal 1999 net sales from discontinued operations decreased 25% to $371.6 million from $493.8 in fiscal 1998. The decline in net sales was primarily due to a 26% decline in Custom Products' net sales as a result of the impact of the first quarter strike at General Motors and the divestitures in October 1998 of Precision Metals, in April 1999 of the non-automotive Worthington Custom Plastics businesses, and in May 1999 of the automotive Worthington Custom Plastics businesses. Cast Products sales were 21% less than fiscal 1998 due to the divestiture of Buckeye Steel Castings Company in February 1999. Overall results from discontinued operations amounted to a $20.9 million loss compared to earnings of $17.3 million in fiscal 1998. Excluding the after-tax loss of $24.6 million recorded for the sales of discontinued businesses, net income from the discontinued operations decreased 79% to $3.7 million from $17.3 million in fiscal 1998.

                        LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 2000, the Company generated $138.9 million in cash from operating activities, up 34% from $103.7 million during fiscal 1999. The higher cash flow in fiscal 2000 is mainly due to better operating results combined with a non-recurring $25 million dividend from WAVE and lower net working capital requirements for continuing operations.

     The Company's significant investing and financing activities during fiscal 2000 included investing $71.5 million in capital expenditures, spending $63.0 million for the repurchase of the Company's common shares and disbursing $53.2 million in dividends to shareholders. These transactions were funded by the cash flow from the Company's operations and short-term borrowings.

     Capital investments during fiscal 2000 included amounts for expanding the Processed Steel Products segment's annealing capacity at the Decatur facility and adding the ability to apply a dry film lubricant at the Monroe facility. The expenditures also provided for continuing implementation of the Pressure Cylinders segment's new business information system, and for the further development of the Metal Framing segment's new structural design software as well as the acquisition of a new corporate facility for the Company.

     Consolidated net working capital decreased $5.5 million to $191.0 million at May 31, 2000 from $196.5 million at May 31, 1999. Accounts receivable increased over the prior year end due mainly to increased sales in the Processed Steel Products segment. Inventories increased due to growth in the Processed Steel Products segment. These increases were mainly financed by short-term notes which increased $37.9 million over the prior year end. The increase in income taxes resulted from the tax liability related to the settlement of the DECS becoming a current payable.

     The Company uses short-term uncommitted lines of credit extended by various commercial banks to finance its business operations. Maturities on these borrowings typically range from one to ninety days. In addition, the Company maintains a $300 million unsecured revolving credit facility. This facility is divided into two tranches: a $110 million 364-day commitment expiring in September 2000 and a $190 million commitment expiring in May 2003. The revolving credit facility was not used during fiscal 2000.

     As previously mentioned, the Company's DECS obligation matured on March 1, 2000. The Company satisfied this obligation by exchanging its shares of Rouge common stock for the DECS notes. This eliminated the Rouge investment and the related DECS liability from the Company's consolidated balance sheet. In addition, the previously unrealized loss on the Rouge investment, which had been recorded in shareholders' equity, became realized and was recognized in the statement of earnings in the fourth quarter of fiscal 2000.

     At May 31, 2000, the Company's total debt was $525.1 million compared to $493.3 million at the end of fiscal 1999 (excluding the DECS). Total debt to committed capital (excluding the DECS) increased to 43.8% from 41.7% at the prior fiscal year end.

     The Company repurchased 4.6 million common shares and 6.8 million common shares during fiscal 2000 and fiscal 1999, respectively. As of May 31, 2000, approximately 2.9 million common shares remained available for repurchase under plans authorized by the Company's Board of Directors. The timing and amount of any future repurchases will be at the Company's discretion and will depend upon market conditions and the Company's operating performance and liquidity. Any repurchase will also be subject to the covenants contained in the Company's credit facilities as well as its other debt instruments.

     The Company from time to time engages in discussions with respect to selected acquisitions and expects to continue to assess these and other acquisition opportunities as they arise. Accordingly, on August 15, 2000, the Company announced that it had signed a letter of intent to acquire the assets of MetalTech, NexTech and GalvTech for $300 million in cash. Under the terms of the letter of intent, the purchase price may increase by up to $40 million over a three-year period depending upon certain market conditions. The transaction is subject to various approvals and is contingent upon obtaining financing satisfactory to the Company. To finance this acquisition, the Company currently plans to issue long-term debt.

     The Company may also require additional financing if it decides to make additional acquisitions. There can be no assurance, however, that any such opportunities will arise, any such acquisitions will be consummated or that any needed additional financing will be available when required on terms satisfactory to the Company. Absent any acquisitions, the Company anticipates that cash flows from operations, working capital and unused short-term borrowing capacity should be more than sufficient to fund expected normal operating costs, dividends, and capital expenditures for existing businesses.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes.

     The Company uses interest rate swap agreements to limit its exposure to changing interest rates related to its variable-rate debt arrangements. The aggregate amount of debt hedged by interest swap agreements was $7.3 million at May 31, 2000. The impact of a 100 basis point change in interest rates on the value of the swap agreements would be immaterial to the financial position of the Company.

     The Company enters into forward contracts only to hedge specific foreign currency or commodity transactions. Gains or losses from these contracts offset gains or losses of the assets, liabilities or transactions being hedged. Therefore, the impact of fluctuations in currency or commodity prices is immaterial to the financial position of the Company.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

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

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition, which the Company must adopt by the beginning of the fourth quarter of fiscal 2001. The Bulletin specifies the criteria that must be met to recognize revenue and provides guidance on disclosures. Management does not anticipate that the adoption of the new Bulletin will have a significant effect on earnings or the financial position of the Company.

                                 ENVIRONMENTAL

     The Company believes environmental issues will not have a material effect on capital expenditures, consolidated financial position, future results or operations.

                              IMPACT OF YEAR 2000

     In prior years, the Company disclosed the nature and progress of its plans to become Year 2000 ready. Prior to December 31, 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. Total cumulative costs (including capitalized costs of $3.1 million) of $21.2 million were incurred by the Company during this process ($10.4 million, $10.2 million and $0.6 million in fiscal 2000, fiscal 1999 and fiscal 1998, respectively). The Company is not aware of any material problems resulting from Year 2000 issues, either with its internal systems, or the products or services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed properly.

                                   INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented in the Consolidated Financial Statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       MAY 31
                                                              ------------------------
                                                                 2000          1999
                    DOLLARS IN THOUSANDS                      ----------    ----------

                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $      538    $    7,641
  Accounts receivable, less allowances of $3,879 and $4,209
    at May 31, 2000 and 1999................................     301,175       281,706
  Inventories
    Raw materials...........................................     144,903       163,277
    Work in process.........................................      81,632        39,786
    Finished products.......................................      64,669        53,947
                                                              ----------    ----------
                                                                 291,204       257,010
  Investment in Rouge.......................................          --        52,497
  Prepaid expenses and other current assets.................      31,312        25,401
                                                              ----------    ----------
         Total Current Assets...............................     624,229       624,255
Investment in Unconsolidated Affiliates.....................      50,197        63,943
Intangible Assets...........................................      80,213        83,402
Other Assets................................................      56,722        44,004
Property, Plant and Equipment:
  Land......................................................      27,654        31,184
  Buildings.................................................     244,015       245,958
  Machinery and equipment...................................     861,772       823,343
  Construction in progress..................................      47,181        31,276
                                                              ----------    ----------
                                                               1,180,622     1,131,761
  Less accumulated depreciation.............................     318,110       260,414
                                                              ----------    ----------
                                                                 862,512       871,347
                                                              ----------    ----------
         Total Assets.......................................  $1,673,873    $1,686,951
                                                              ==========    ==========

                        LIABILITIES
CURRENT LIABILITIES:
  Accounts payable..........................................  $  157,998    $  161,264
  Notes payable.............................................     160,194       122,277
  Accrued compensation, contributions to employee benefit
    plans and related taxes.................................      36,888        37,187
  Dividends payable.........................................      13,721        13,492
  Other accrued items.......................................      30,082        35,482
  Income taxes..............................................      31,699           292
  Current maturities of long-term debt......................       2,688         5,234
  Debt exchangeable for common stock........................          --        52,497
                                                              ----------    ----------
         Total Current Liabilities..........................     433,270       427,725
Other Liabilities...........................................      25,531        31,512
Long-Term Debt..............................................     362,190       365,802
Deferred Income Taxes.......................................     125,942       124,444
Contingent Liabilities -- Note G............................          --            --
Minority Interest...........................................      53,586        47,819

                           EQUITY
SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
    authorized -- 1,000,000 shares, issued and outstanding
    -- none.................................................          --            --
  Common shares, without par value,
    authorized -- 150,000,000 shares, issued and
    outstanding -- 2000 -- 85,754,525
    shares -- 1999 -- 89,949,277 shares.....................          --            --
  Additional paid-in capital................................     109,776       111,474
  Cumulative other comprehensive loss, net of taxes of
    $3,046 and $5,996 at May 31, 2000 and 1999..............      (5,806)       (8,484)
  Retained earnings.........................................     569,384       586,659
                                                              ----------    ----------
                                                                 673,354       689,649
                                                              ----------    ----------
         Total Liabilities and Shareholders' Equity.........  $1,673,873    $1,686,951
                                                              ==========    ==========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                  YEAR ENDED MAY 31
                                                        --------------------------------------
                                                           2000          1999          1998
            IN THOUSANDS, EXCEPT PER SHARE              ----------    ----------    ----------
Net sales.............................................  $1,962,606    $1,763,072    $1,624,449
Cost of goods sold....................................   1,629,455     1,468,886     1,371,841
                                                        ----------    ----------    ----------
       Gross Margin...................................     333,151       294,186       252,608
Selling, general and administrative expense...........     163,662       147,990       117,101
                                                        ----------    ----------    ----------
       Operating Income...............................     169,489       146,196       135,507
Other income (expense):
  Miscellaneous income................................       2,653         5,210         1,396
  Loss on investment in Rouge.........................      (8,553)           --            --
  Interest expense....................................     (39,779)      (43,126)      (25,577)
  Equity in net income of unconsolidated affiliates --
     joint ventures...................................      26,832        24,471        19,316
                                                        ----------    ----------    ----------
       Earnings Before Income Taxes...................     150,642       132,751       130,642
Income taxes..........................................      56,491        49,118        48,338
                                                        ----------    ----------    ----------
       Earnings From Continuing Operations............      94,151        83,633        82,304
Discontinued operations, net of taxes.................          --       (20,885)       17,337
Extraordinary item, net of taxes......................          --            --        18,771
Cumulative effect of accounting change, net of
  taxes...............................................          --        (7,836)           --
                                                        ----------    ----------    ----------
       Net Earnings...................................  $   94,151    $   54,912    $  118,412
                                                        ==========    ==========    ==========
Average common shares outstanding (Basic).............      88,411        93,016        96,751
Earnings Per Share (Basic):
       Continuing operations..........................  $     1.06    $     0.90    $     0.85
       Discontinued operations, net of taxes..........          --         (0.23)         0.18
       Extraordinary item, net of taxes...............          --            --          0.19
       Cumulative effect of accounting change, net of
          taxes.......................................          --         (0.08)           --
                                                        ----------    ----------    ----------
       Net Earnings...................................  $     1.06    $     0.59    $     1.22
                                                        ==========    ==========    ==========
Average Common Shares Outstanding (Diluted)...........      88,598        93,106        96,949
Earnings Per Share (Diluted):
       Continuing operations..........................  $     1.06    $     0.90    $     0.85
       Discontinued operations, net of taxes..........          --         (0.23)         0.18
       Extraordinary item, net of taxes...............          --            --          0.19
       Cumulative effect of accounting change, net of
          taxes.......................................          --         (0.08)           --
                                                        ----------    ----------    ----------
       Net Earnings...................................  $     1.06    $     0.59    $     1.22
                                                        ==========    ==========    ==========

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                            YEAR ENDED MAY 31, 2000

                                              COMPREHENSIVE   COMMON     ADDITIONAL      RETAINED
      DOLLARS IN THOUSANDS          TOTAL        INCOME       STOCK    PAID-IN CAPITAL   EARNINGS
      --------------------         --------   -------------   ------   ---------------   --------
Beginning balance at June 1,
  1999...........................  $689,649                   $  --       $111,474       $586,659
Comprehensive income:
  Net income.....................    94,151       94,151                                   94,151
  Other comprehensive income, net
    of tax:
    Unrealized gain (loss) on
      investment.................     5,616        5,616
    Foreign currency
      translation................    (2,938)      (2,938)
                                                 -------
    Other comprehensive income...                  2,678
                                                 -------
Comprehensive income.............                $96,829
                                                 =======
Common shares issued -- options
  (358,203 shares issued under
  plan)..........................     4,018                                  4,018
Purchase & retirement of common
  shares (4,552,952 shares
  repurchased)...................   (63,740)                                (5,720)       (58,020)
Other............................       (11)                                     4            (15)
Cash dividends declared ($.61 per
  share).........................   (53,391)                                              (53,391)
                                   --------                   ------      --------       --------
Ending balance at May 31, 2000...  $673,354                   $  --       $109,776       $569,384
                                   ========                   ======      ========       ========

                                     CUMULATIVE OTHER COMPREHENSIVE LOSS,
                                                  NET OF TAX
                                   ----------------------------------------
                                                UNREALIZED        FOREIGN
                                              GAIN (LOSS) ON     CURRENCY
      DOLLARS IN THOUSANDS          TOTAL       INVESTMENT      TRANSLATION
      --------------------         -------    --------------    -----------
Beginning balance at June 1,
  1999...........................  $(8,484)      $(5,563)         $(2,921)
Comprehensive income:
  Net income.....................
  Other comprehensive income, net
    of tax:
    Unrealized gain (loss) on
      investment.................    5,616         5,616
    Foreign currency
      translation................   (2,938)           --           (2,938)
                                   -------       -------          -------
    Other comprehensive income...    2,678         5,616           (2,938)
                                   -------       -------          -------
Comprehensive income.............
Common shares issued -- options
  (358,203 shares issued under
  plan)..........................
Purchase & retirement of common
  shares (4,552,952 shares
  repurchased)...................
Other............................
Cash dividends declared ($.61 per
  share).........................
                                   -------       -------          -------
Ending balance at May 31, 2000...  $(5,806)      $    53          $(5,859)
                                   =======       =======          =======

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                            YEAR ENDED MAY 31, 1999

                                              COMPREHENSIVE   COMMON     ADDITIONAL      RETAINED
      DOLLARS IN THOUSANDS          TOTAL        INCOME       STOCK    PAID-IN CAPITAL   EARNINGS
      --------------------         --------   -------------   ------   ---------------   --------
Beginning balance at June 1,
  1998...........................  $780,273                   $ 968       $116,696       $670,984
Comprehensive income:
  Net income.....................    54,912       54,912                                   54,912
  Other comprehensive income, net
    of tax:
    Foreign currency
      translation................      (109)        (109)
                                                 -------
    Other comprehensive income...                   (109)
                                                 -------
Comprehensive income.............                $54,803
                                                 =======
Common shares issued -- options
  (139,985 shares issued under
  plan)..........................     1,492                                  1,492
Common shares issued -- dividend
  reinvestment...................      (130)                                  (130)
Reorganization to Ohio...........        --                    (926)           926
Purchase & retirement of common
  shares (6,847,467 shares
  repurchased)...................   (94,432)                    (42)        (7,497)       (86,893)
Other............................       (15)                                    13             (2)
Cash dividends declared ($.57 per
  share).........................   (52,342)                                              (52,342)
                                   --------                   ------      --------       --------
Ending balance at May 31, 1999...  $689,649                   $  --       $111,474       $586,659
                                   ========                   ======      ========       ========

                                     CUMULATIVE OTHER COMPREHENSIVE LOSS,
                                                  NET OF TAX
                                   ----------------------------------------
                                                UNREALIZED        FOREIGN
                                              GAIN (LOSS) ON     CURRENCY
      DOLLARS IN THOUSANDS          TOTAL       INVESTMENT      TRANSLATION
      --------------------         -------    --------------    -----------
Beginning balance at June 1,
  1998...........................  $(8,375)      $(5,563)         $(2,812)
Comprehensive income:
  Net income.....................
  Other comprehensive income, net
    of tax:
    Foreign currency
      translation................     (109)                          (109)
                                   -------       -------          -------
    Other comprehensive income...     (109)           --             (109)
                                   -------       -------          -------
Comprehensive income.............
Common shares issued -- options
  (139,985 shares issued under
  plan)..........................
Common shares issued -- dividend
  reinvestment...................
Reorganization to Ohio...........
Purchase & retirement of common
  shares (6,847,467 shares
  repurchased)...................
Other............................
Cash dividends declared ($.57 per
  share).........................
                                   -------       -------          -------
Ending balance at May 31, 1999...  $(8,484)      $(5,563)         $(2,921)
                                   =======       =======          =======

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                            YEAR ENDED MAY 31, 1998

                                              COMPREHENSIVE   COMMON     ADDITIONAL      RETAINED
      DOLLARS IN THOUSANDS          TOTAL        INCOME       STOCK    PAID-IN CAPITAL   EARNINGS
      --------------------         --------   -------------   ------   ---------------   --------
Beginning balance at June 1,
  1997...........................  $715,518                   $ 968       $114,052       $607,922
Comprehensive income:
  Net income.....................   118,412      118,412                                  118,412
  Other comprehensive income, net
    of tax:
    Foreign currency
      translation................      (951)        (951)
                                                --------
    Other comprehensive income...                   (951)
                                                --------
Comprehensive income.............               $117,461
                                                ========
Common shares issued -- options
  (142,902 shares issued under
  plan)..........................     1,751                       1          1,750
Common shares issued -- dividend
  reinvestment (56,222 shares
  issued under plan).............     1,156                       1          1,155
Purchase & retirement of common
  shares (253,600 shares
  repurchased)...................    (4,342)                     (2)          (261)        (4,079)
Cash dividends declared ($.53 per
  share).........................   (51,271)                                              (51,271)
                                   --------                   ------      --------       --------
Ending balance at May 31, 1998...  $780,273                   $ 968       $116,696       $670,984
                                   ========                   ======      ========       ========

                                     CUMULATIVE OTHER COMPREHENSIVE LOSS,
                                                  NET OF TAX
                                   ----------------------------------------
                                                UNREALIZED        FOREIGN
                                              GAIN (LOSS) ON     CURRENCY
      DOLLARS IN THOUSANDS          TOTAL       INVESTMENT      TRANSLATION
      --------------------         -------    --------------    -----------
Beginning balance at June 1,
  1997...........................  $(7,424)      $(5,563)         $(1,861)
Comprehensive income:
  Net income.....................
  Other comprehensive income, net
    of tax:
    Foreign currency
      translation................     (951)                          (951)
                                   -------       -------          -------
    Other comprehensive income...     (951)           --             (951)
                                   -------       -------          -------
Comprehensive income.............
Common shares issued -- options
  (142,902 shares issued under
  plan)..........................
Common shares issued -- dividend
  reinvestment (56,222 shares
  issued under plan).............
Purchase & retirement of common
  shares (253,600 shares
  repurchased)...................
Cash dividends declared ($.53 per
  share).........................
                                   -------       -------          -------
Ending balance at May 31, 1998...  $(8,375)      $(5,563)         $(2,812)
                                   =======       =======          =======

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED MAY 31
                                                             --------------------------------
                                                              2000        1999         1998
                  DOLLARS IN THOUSANDS                       -------    ---------    --------
OPERATING ACTIVITIES:
  Net earnings...........................................    $94,151    $  54,912    $118,412
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.......................     70,997       78,490      61,459
     Provision for deferred income taxes.................    (16,345)     (18,087)     22,104
     Loss on investment in Rouge.........................      8,553           --          --
     Equity in undistributed net income of unconsolidated
       affiliates........................................     13,262      (10,848)     (5,729)
     Minority interest in net income (loss) of
       consolidated subsidiary...........................      2,699       (2,664)       (553)
     Net loss on sale of assets..........................         --       29,237          --
     Cumulative effect of accounting change..............         --       12,292          --
     Extraordinary gain..................................         --           --     (29,795)
     Changes in assets and liabilities:
       Accounts receivable...............................    (17,413)     (27,078)    (43,319)
       Inventories.......................................    (29,106)      (4,980)      7,977
       Prepaid expenses and other current assets.........      1,264       (2,965)    (10,920)
       Other assets......................................    (15,957)        (366)     (1,319)
       Accounts payable and accrued expenses.............     30,631         (665)     76,637
       Other liabilities.................................     (3,826)      (3,554)      5,949
                                                             -------    ---------    --------
          Net Cash Provided By Operating Activities......    138,910      103,724     200,903
INVESTING ACTIVITIES:
  Investment in property, plant and equipment, net.......    (71,541)    (107,759)   (309,412)
  Acquisitions, net of cash acquired.....................     (1,108)     (34,054)         --
  Proceeds from sale of assets...........................      2,672      198,995          --
  Proceeds from property insurance.......................         --           --      38,683
                                                             -------    ---------    --------
          Net Cash Provided (Used) By Investing
            Activities...................................    (69,977)      57,182    (270,729)
FINANCING ACTIVITIES:
  Proceeds from (payments on) short-term borrowings......     37,917      (14,491)     86,600
  Proceeds from long-term debt...........................         --          390     152,868
  Principal payments on long-term debt...................     (5,597)      (4,983)   (155,401)
  Proceeds from issuance of common shares................      4,018        1,349       2,955
  Proceeds from minority interest........................      3,790        7,497      34,081
  Repurchase of common shares............................    (63,003)     (94,432)     (4,390)
  Dividends paid.........................................    (53,161)     (52,383)    (50,311)
                                                             -------    ---------    --------
          Net Cash Provided (Used) By Financing
            Activities...................................    (76,036)    (157,053)     66,402
                                                             -------    ---------    --------
  Increase (decrease) in cash and cash equivalents.......     (7,103)       3,853      (3,424)
  Cash and cash equivalents at beginning of year.........      7,641        3,788       7,212
                                                             -------    ---------    --------
          Cash and Cash Equivalents at End of Year.......    $   538    $   7,641    $  3,788
                                                             =======    =========    ========

                See notes to consolidated financial statements.

                          WORTHINGTON INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Worthington Industries, Inc. and subsidiaries (the "Company"). Spartan Steel Coating, L.L.C. (owned 52%), Worthington S.A. (owned 52%), and Worthington Gastec a.s. (owned 51%) are fully consolidated with the equity owned by the respective partners shown as minority interest on the balance sheet and their portion of net income or loss included in miscellaneous income or expense. Investments in unconsolidated affiliates are accounted for using the equity method. Significant intercompany accounts and transactions are eliminated. Certain reclassifications were made to prior year amounts to conform to the 2000 presentation.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investment in Rouge: On March 1, 2000, the Company retired the notes exchangeable into Class A Common Stock of Rouge (the "DECS"). The holders of the DECS received, in exchange for the principal amount of the notes, an aggregate of 5,999,600 shares of Class A Common Stock of Rouge Industries, Inc. ("Rouge shares") representing the total number of Rouge shares owned by the Company at that time. Prior to the exchange, the Company's investment in Rouge Industries, Inc. ("Rouge") was classified as an "available-for-sale" security with adjustments to market value being recorded, net of tax, to shareholders' equity. See Note C.

     Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for steel coils and the first-in, first-out method for all other inventories.

     Deferred Start-up Costs: In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities, which requires that costs related to start-up activities be expensed as incurred. Prior to 1999, the Company capitalized the cost of starting up new plants and facilities. The Company adopted the provisions of SOP 98-5 in its financial statements for the year ended May 31, 1999. The effect of the adoption of SOP 98-5 was to record a charge for the cumulative effect of an accounting change of $7,836,000, net of taxes of $4,456,000, to expense costs that had been capitalized prior to 1999. The impact of the change on earnings from continuing operations for fiscal 1999 was immaterial.

     Intangible Assets: Intangible assets primarily include goodwill, which is being amortized on the straight-line method primarily over 40 years. Intangible assets were $80,213,000 at May 31, 2000 and $83,402,000 at May 31, 1999 (net of
accumulated amortization of $7,841,000 and $6,111,000, respectively). Amortization expense was $4,150,000 in fiscal 2000, $2,996,000 in fiscal 1999 and $3,066,000 in fiscal 1998. The Company's policy is to periodically review its intangible assets based upon the evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the assets. An impairment loss would be recorded in the period such determination is made based on the fair value of the related businesses.

     Property and Depreciation: Property, plant and equipment are carried at cost and depreciated using the straight-line and units-of-production methods over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes.

     Capitalized Interest: Interest is capitalized in connection with construction of qualified assets. Under this policy, the Company capitalized interest of $750,000 in fiscal 2000, $3,972,000 in fiscal 1999 and $11,306,000 in fiscal 1998.

     Revenue Recognition: The Company recognizes revenue at the time of shipment.

     Environmental Costs: Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and clean-up are charged to expense.

     Recently Issued Accounting Standards: In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted by the Company for fiscal 2002. The Statement broadens the definition of derivatives, requires derivatives to be carried at fair value, and requires hedges to be accounted for based on the type of hedge. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition, which the Company must adopt by the beginning of the fourth quarter of fiscal 2001. The Bulletin specifies the criteria that must be met to recognize revenue and provides guidance on disclosures. Management does not anticipate that the adoption of the new Bulletin will have a significant effect on earnings or the financial position of the Company.

     Derivatives and Financial Instruments: The carrying amounts of cash and cash equivalents, receivables, other assets and payables approximate fair values. The fair value of long-term debt based upon quoted market prices is $335,420,000 and $363,487,000 at May 31, 2000 and 1999, respectively.

     The Company does not engage in currency or commodity speculation and generally enters into forward contracts only to hedge specific foreign currency or commodity transactions. The amount of these contracts outstanding and the adjustments marked-to-market at any time are immaterial. Gains or losses from these contracts offset gains or losses of the assets, liabilities or transactions being hedged.

     Statements of Cash Flows: Supplemental cash flow information for the years ended May 31 is as follows:

                                                         2000       1999       1998
                     IN THOUSANDS                       -------    -------    -------
Interest paid.........................................  $41,634    $45,251    $32,414
Income taxes paid, net of refunds.....................  $22,821    $52,459    $48,470

     Risks and Uncertainties: The Company, including unconsolidated affiliates, operates 55 production facilities in 20 states and 11 countries (see "Company Locations" and "The Company" sections elsewhere for market descriptions and location listing). The Company's largest markets are the automotive and automotive supply markets. Foreign operations and exports represent less than 10% of the Company's production and sales. Approximately 19% of the Company's labor force is covered by collective bargaining agreements. All significant labor contracts expire over one year from May 31, 2000. The concentration of credit risks from financial instruments related to the markets served by the Company is not expected to have a material adverse effect on the Company's consolidated financial position, cash flow or future results of operations.

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

NOTE C  --  DEBT

     Debt at May 31 is summarized as follows:

                                                                2000        1999
                        IN THOUSANDS                          --------    --------
Short-term unsecured notes payable..........................  $160,194    $122,277
Revolver  --  unsecured.....................................        --          --
7.125% unsecured senior notes due May 15, 2006..............   200,000     200,000
6.7% unsecured senior notes due December 1, 2009............   150,000     150,000
Other.......................................................    14,878      21,036
                                                              --------    --------
     Total conventional debt................................   525,072     493,313
Debt exchangeable for common stock..........................        --      52,497
                                                              --------    --------
     Total debt.............................................   525,072     545,810
Less current maturities and short-term notes payable........   162,882     180,008
                                                              --------    --------
     Total long-term debt...................................  $362,190    $365,802
                                                              ========    ========

     The short-term unsecured notes payable represent borrowings under uncommitted bank lines of credit. The weighted average interest rate for fiscal 2000 was 5.82%. In fiscal 1999, short-term notes payable had a weighted average interest rate of 5.14%. In addition, the Company maintains a $300,000,000 unsecured revolving credit facility, which was not utilized in fiscal 2000. The credit facility is divided into two tranches: a $110,000,000 364-day facility maturing September 28, 2000 and a $190,000,000 tranch maturing May 30, 2003. The Company pays a commitment fee on the unused credit amount. Interest rates are determined at the time of borrowing based upon alternatives specified in the credit agreement. To remain in compliance with the credit agreement, the Company must maintain a ratio of debt to total capitalization, as defined, of less than 60%. At May 31, 2000, this ratio was 44.3%.

     The Company's "Other" debt primarily includes industrial development revenue bonds with variable swapped interest rates up to 5.91% and debt from foreign operations.

     During March 1997, the Company issued approximately $93 million of three-year DECS notes. The DECS had an interest rate of 7.25% and matured on March 1, 2000. On March 1, 2000, the Company retired the DECS notes in exchange for the Rouge shares held by the Company. The number of Rouge shares exchanged was based upon the average closing price per share of Rouge shares for the 20-day trading period immediately prior to March 1, 2000. While it was outstanding, the DECS liability fluctuated in proportion to the market value of the Rouge shares. Because it was the Company's intention to settle the DECS using the Rouge shares, considered an "available for sale" security, a net of tax adjustment to shareholder's equity was made for the net change both in stock value and the carrying amount of the DECS liability. The previously unrealized loss on the investment in Rouge was realized when the Company used the Rouge shares to satisfy the DECS on March 1, 2000, resulting in an $8,553,000 pre-tax loss. See Note A, Investment in Rouge.

     Principal payments due on long-term debt, including lease purchase obligations, in the next five fiscal years are as follows: 2001 -- $2,688,309; 2002 -- $2,433,377; 2003 -- $1,868,732; 2004 -- $1,631,730; 2005 -- $1,174,540;
and thereafter -- $355,081,507.

     The Company has entered into interest rate swap agreements to manage interest costs and exposure to changing interest rates. At May 31, 2000, agreements were in place that effectively converted $7,305,000 of floating rate notes due 2011 to a 5.91% fixed rate. During September 1998, agreements that were in place to effectively convert $100,000,000 of the 7.125% Notes due 2006 from fixed rate debt to floating were terminated. The termination resulted in a gain of $5,203,000, which is being amortized over the life of the note.

     The Company guaranteed obligations totaling $10,535,000 at May 31, 2000, with varying maturities, which primarily relate to debt of unconsolidated joint ventures. The Company believes the guarantees will not significantly affect its consolidated financial position or future results of operations.

NOTE D -- INCOME TAXES

     Income taxes for the years ended May 31 were as follows:

                                                         2000       1999       1998
                     IN THOUSANDS                       -------    -------    -------
Current:
  Federal.............................................  $66,070    $33,665    $35,340
  State and local.....................................    4,078      3,808      4,160
  Foreign.............................................    2,688      3,938         --
Deferred:
  Federal.............................................  (16,514)     7,891      8,259
  State...............................................      169       (184)       579
                                                        -------    -------    -------
                                                         56,491     49,118     48,338
Discontinued Operations...............................       --     (4,481)    10,182
                                                        -------    -------    -------
                                                        $56,491    $44,637    $58,520
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

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of May 31 are as follows:

                                                                2000        1999
                        IN THOUSANDS                          --------    --------
Deferred tax assets:
  Allowance for doubtful accounts...........................  $  2,094    $  1,384
  Inventory.................................................     1,913         803
  Accrued expenses..........................................     5,172       7,470
  Income taxes..............................................     4,122       4,385
  Other.....................................................       413         260
                                                              --------    --------
                                                                13,714      14,302
Deferred tax liabilities:
  Property, plant and equipment.............................   115,529      75,538
  Undistributed earnings of unconsolidated affiliates.......    11,830      48,906
  Other.....................................................    (1,417)         --
                                                              --------    --------
                                                               125,942     124,444
                                                              --------    --------
  Net deferred tax liability................................  $112,228    $110,142
                                                              ========    ========

     The reasons for the difference between the effective income tax rate and the statutory federal income tax rate were as follows:

                                                              2000    1999    1998
                                                              ----    ----    ----
Federal statutory rate......................................  35.0%   35.0%   35.0%
State and local income taxes, net of federal tax benefit....   1.8     1.9     2.2
Foreign and other...........................................    .7      .1     (.2)
                                                              ----    ----    ----
                                                              37.5%   37.0%   37.0%
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

     At May 31, 1999, all pension plans of discontinued operations were disposed.

     A summary of the components of net periodic pension cost for the defined benefit plans in fiscal 2000, fiscal 1999 and fiscal 1998, and the contributions charged to pension expense for the defined contribution plans follows:

                                                           2000       1999      1998
                      IN THOUSANDS                        -------    ------    -------
Defined benefit plans:
  Service cost (benefits earned during the period)......  $   827    $1,214    $   917
  Interest cost on projected benefit obligation.........    1,051     1,236        964
  Actual return on plan assets..........................   (1,109)   (2,050)    (2,997)
  Net amortization and deferral.........................      177     1,587      2,409
                                                          -------    ------    -------
  Net pension cost on defined benefit plans.............      946     1,987      1,293
Defined contribution plans..............................    6,418     6,247      5,720
                                                          -------    ------    -------
          Total pension expense - Continuing
            Operations..................................    7,364     8,234      7,013
Discontinued Operations.................................       --    (1,048)     1,339
                                                          -------    ------    -------
          Total pension expense.........................  $ 7,364    $7,186    $ 8,352
                                                          =======    ======    =======

     Pension expense was calculated assuming a weighted average discount rate of between 7.00% and 8.00% with a weighted average expected long-term rate of return of between 7.75% and 9.00%. Plan assets consist principally of listed equity securities and fixed income instruments. The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheet for defined benefit pension plans at May 31:

                                                                 PENSION BENEFITS
                                                              CONTINUING OPERATIONS
                                                              ----------------------
                                                                2000         1999
                        IN THOUSANDS                          ---------    ---------
Change in Benefit Obligation
  Benefit Obligation - Beginning of year....................   $14,520      $12,141
  Service Cost..............................................       827          926
  Interest Cost.............................................     1,069        1,017
  Amendments................................................        --        1,488
  Actuarial Gain............................................      (706)         (53)
  Benefits Paid.............................................      (819)        (999)
                                                               -------      -------
  Benefit Obligation - End of year..........................   $14,891      $14,520
                                                               =======      =======
Change in Plan Assets
  Fair Value of Plan Assets - Beginning of year.............   $13,932      $11,709
  Actual Return on Plan Assets..............................       796        1,817
  Employer Contributions....................................       781        1,412
  Benefits Paid.............................................      (742)      (1,006)
                                                               -------      -------
  Fair Value of Plan Assets - End of year...................   $14,767      $13,932
                                                               -------      -------

                                                                 PENSION BENEFITS
                                                              CONTINUING OPERATIONS
                                                              ----------------------
                                                                2000         1999
                        IN THOUSANDS                          ---------    ---------
Funded Status...............................................   $  (124)     $  (588)
Unrecognized Net Actuarial Loss.............................    (3,928)      (3,290)
Unrecognized Prior Service Cost.............................     2,967        3,419
                                                               -------      -------
Prepaid (Accrued) Benefit Cost..............................   $(1,085)     $  (459)
                                                               =======      =======
Plans With Benefit Obligations in Excess of Fair Value of
  Plan Assets Projected Benefit Obligation..................   $14,073      $ 6,348
Fair Value of Plan Assets...................................    13,563        5,094
                                                               -------      -------
Funded Status...............................................   $  (510)     $(1,254)
                                                               =======      =======

NOTE F -- STOCK OPTIONS

     Under its employee stock option plans, the Company may grant employees incentive stock options to purchase common shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation and Stock Option Committee. Generally, options vest and become exercisable at the rate of 20% per year beginning one year from date of grant and expire ten years thereafter.
The following table summarizes the option plans' activity for the years ended May 31:

                                                   2000                 1999                 1998
                                            ------------------   ------------------   ------------------
                                                      WEIGHTED             WEIGHTED             WEIGHTED
                                                      AVERAGE              AVERAGE              AVERAGE
                                            OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
      IN THOUSANDS, EXCEPT PER SHARE        -------   --------   -------   --------   -------   --------
Outstanding -- beginning of year..........   3,907     $15.04     2,440     $17.39     2,370     $16.85
Granted...................................   1,006      12.75     2,153      13.00       465      18.71
Exercised.................................    (358)      9.25      (140)      9.31      (143)      8.80
Forfeited.................................    (219)     17.29      (546)     18.90      (252)     19.47
                                             -----                -----                -----
Outstanding -- end of year................   4,336      14.90     3,907      15.04     2,440      17.39
                                             =====                =====                =====
Exercisable at end of year................   1,474      17.68     1,227      16.52     1,273      17.39
Weighted-average fair value of options
  granted during the year.................             $ 2.84               $ 2.19               $ 3.91
Assumptions used:
Dividend yield............................    4.25%                4.25%                3.00%
Expected volatility.......................   23.00%               23.00%               23.00%
Risk-free interest rate...................    5.96%                4.79%                5.06%
Expected lives (years)....................       5                    5                    5

     Options outstanding at May 31, 2000 are summarized as follows:

                                                  OUTSTANDING                          EXERCISABLE
                                   ------------------------------------------    -----------------------
                                               WEIGHTED      WEIGHTED AVERAGE                WEIGHTED
                                               AVERAGE          REMAINING                    AVERAGE
                                   NUMBER   EXERCISE PRICE   CONTRACTUAL LIFE    NUMBER   EXERCISE PRICE
 IN THOUSANDS, EXCEPT PER SHARE    ------   --------------   ----------------    ------   --------------
Exercise prices between
  $12.00 and $15.00..............  3,047        $12.92             8.9             429        $12.99
  $18.56 and $21.38..............  1,289         19.57             5.2           1,045         19.61

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of Statement No. 123, the Company's net earnings and earnings per share would have been as presented in the following table (in thousands, except per share amounts):

                                                2000       1999        1998
                                               -------    -------    --------
Net earnings
  As reported................................  $94,151    $54,912    $118,412
  Pro forma..................................   92,708     53,830     117,759
Earnings per share (basic)
  As reported................................  $  1.06    $  0.59    $   1.22
  Pro forma..................................     1.05       0.58        1.22
Earnings per share (diluted)
  As reported................................  $  1.06    $  0.59    $   1.22
  Pro forma..................................     1.05       0.58        1.21

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

     To secure access to facilities used to regenerate acid used in certain steel processing locations, the Company has entered into unconditional purchase obligations with a third party which require the Company to deliver certain quantities of acid for processing annually through the year 2019. In addition, the Company is required to pay for freight and utilities used in processing its acid. The aggregate amount of required payments at May 31, 2000 is as follows (in thousands):

2001.............................................    $ 4,395
2002.............................................      4,395
2003.............................................      4,395
2004.............................................      4,395
2005.............................................      4,395
Thereafter.......................................     61,535
                                                     -------
Total............................................    $83,510
                                                     =======

     The Company may not terminate the unconditional purchase obligations without assuming or otherwise repaying certain debt of the supplier, based on the fair market value of the facility. At May 31, 2000, $35.9 million of such debt was outstanding.

NOTE H -- INDUSTRY SEGMENT DATA

     The Company's continuing operations include three reportable segments (Processed Steel Products, Metal Framing and Pressure Cylinders). Factors used to identify these segments include the products and services provided by each segment as well as the management reporting structure used by the Company. A discussion of each segment is outlined below.

     Processed Steel Products: This segment consists of two business units, The Worthington Steel Company and The Gerstenslager Company. Both are intermediate processors of flat-rolled steel. Processing capabilities in this segment include pickling, slitting, rolling, annealing, edging, tension leveling, cutting-to-length, configured blanking, stamping, painting, nickel and zinc/nickel coating and hot-dipped galvanizing. This segment sells to customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries.

     Metal Framing: This segment consists of one business unit, Dietrich Industries, Inc., which produces metal framing products for the commercial and residential construction markets in the United States. Dietrich's customers include building products distributors, commercial and residential contractors, and gypsum producers.

     Pressure Cylinders: This segment consists of one business unit, Worthington Cylinder Corporation, which produces portable low-pressure liquid propane cylinders and refrigerant gas cylinders, and portable high-pressure cylinders. Refrigerant gas cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers and distributors of barbecue grills and propane, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. High-pressure cylinders are sold primarily to gas fillers and suppliers as containers for acetylene, medical, industrial, halon, electronic, cutting and welding gases. This segment also produces recycle and recovery tanks for refrigerant gases, helium tanks and cylinders to hold other gases.

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

                                                         2000        1999        1998
                     IN MILLIONS                       --------    --------    --------
NET SALES
Processed Steel Products.............................  $1,287.9    $1,114.9    $1,049.5
Metal Framing........................................     350.6       337.2       337.0
Pressure Cylinders...................................     318.8       305.8       223.5
Other................................................       5.3         5.2        14.4
                                                       --------    --------    --------
Continuing Operations................................  $1,962.6    $1,763.1    $1,624.4
                                                       ========    ========    ========
OPERATING INCOME
Processed Steel Products.............................  $   96.8    $   82.6    $   87.7
Metal Framing........................................      43.2        25.4        20.0
Pressure Cylinders...................................      34.2        36.7        28.6
Other................................................      (4.7)        1.5        (0.8)
                                                       --------    --------    --------
Continuing Operations................................  $  169.5    $  146.2    $  135.5
                                                       ========    ========    ========
DEPRECIATION AND AMORTIZATION
Processed Steel Products.............................  $   48.0    $   43.2    $   25.8
Metal Framing........................................       9.4         8.6         8.1
Pressure Cylinders...................................      10.4         9.4         5.2
Other................................................       3.2         2.9         2.5
                                                       --------    --------    --------
Continuing Operations................................  $   71.0    $   64.1    $   41.6
                                                       ========    ========    ========

                                                         2000        1999        1998
                     IN MILLIONS                       --------    --------    --------
TOTAL ASSETS
Processed Steel Products.............................  $1,049.6    $1,000.0    $  947.2
Metal Framing........................................     256.5       250.7       258.0
Pressure Cylinders...................................     215.9       223.9       153.4
Other................................................     151.9       212.4       198.0
                                                       --------    --------    --------
Continuing Operations................................  $1,673.9    $1,687.0    $1,556.5
                                                       ========    ========    ========
CAPITAL EXPENDITURES
Processed Steel Products.............................  $   31.2    $   79.0    $  283.8
Metal Framing........................................      11.0         7.8         5.8
Pressure Cylinders...................................      12.4         8.0         4.1
Other................................................      16.9         3.6         3.9
                                                       --------    --------    --------
Continuing Operations................................  $   71.5    $   98.4    $  297.6
                                                       ========    ========    ========

     Company locations contained within the Annual Report are an integral part of these financial statements.

NOTE I -- RELATED PARTY TRANSACTIONS

     The Company purchases from and sells to affiliated companies, certain raw materials and services at prevailing market prices. Sales to affiliated companies for fiscal 2000, 1999 and 1998 totaled $31 million, $33 million and $33 million, respectively. Accounts receivable related to these transactions were $1 million and $5 million at May 31, 2000 and 1999, respectively. Accounts payable to related parties were $19 million and $11 million at May 31, 2000 and 1999, respectively.

NOTE J -- INVESTMENT IN UNCONSOLIDATED AFFILIATES

     The Company's investments in affiliated companies which are not "majority-owned" and controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Worthington Specialty Processing (50%), Worthington Armstrong Venture (50%), TWB Company, LLC (33%) and Acerex, S.A. de C.V. (50%).

     The Company received dividends from unconsolidated affiliates totaling $40,094,000 and $13,623,000 in 2000 and 1999, respectively.

     Financial information for affiliated companies accounted for by the equity method is as follows:

                                                       2000        1999        1998
                   IN THOUSANDS                      --------    --------    --------
Current assets.....................................  $120,619    $107,461    $ 90,535
Noncurrent assets..................................   129,699     130,822     135,688
Current liabilities................................    55,220      41,697      34,979
Noncurrent liabilities.............................    85,568      57,350      67,869
Net sales..........................................   377,630     324,306     282,616
Gross margin.......................................    99,095      87,365      73,510
Net income.........................................  $ 55,921    $ 51,448    $ 38,251

     The Company's share of undistributed earnings of unconsolidated affiliates included in consolidated retained earnings was $11,904,000 at May 31, 2000.

NOTE K -- ACQUISITIONS

     The Company acquired a 51% majority interest in Gastec spol. s.r.o. ("Worthington Gastec") in February 1999 and purchased the cylinder manufacturing assets of Metalurgica Progresso de Vale de Cambra,

Lda. ("Worthington Portugal") in May 1999. Worthington Gastec, based in Hustopece, Czech Republic, and Worthington Portugal, based in Vale de Cambra, Portugal, produce small- and medium-sized low pressure gas cylinders used in heating and industrial applications. The Worthington Gastec and Worthington Portugal acquisitions were business combinations accounted for as purchases. The results of operations for these acquisitions are included in the financial statements of the Company since the respective dates of acquisition. Goodwill in the amount of $1,146,000 relating to Worthington Gastec and $3,158,000 relating to Worthington Portugal resulting from these purchases is being amortized using the straight-line method over 40 years.

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

     Pro forma results including the acquired companies since the beginning of the earliest period presented would not be materially different than actual results.

NOTE L -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                                                   YEAR END MAY 31
                                                      -----------------------------------------
                                                         2000           1999           1998
       DOLLARS IN THOUSANDS, EXCEPT PER SHARE         -----------    -----------    -----------
Numerator (Basic & Diluted):
  Earnings From Continuing Operations -- income
     available to common shareholders...............  $    94,151    $    83,633    $    82,304
                                                      ===========    ===========    ===========
Denominator:
  Denominator for basic earnings per
     share-weighted-average shares..................   88,410,804     93,015,707     96,751,260
  Effect of dilutive securities - employee stock
     options........................................      187,009         90,347        197,405
                                                      -----------    -----------    -----------
  Denominator for diluted earnings per share -
     adjusted weighted-average shares...............   88,597,813     93,106,054     96,948,665
                                                      ===========    ===========    ===========
  Basic earnings from continuing operations per
     share..........................................  $      1.06    $      0.90    $      0.85
                                                      ===========    ===========    ===========
  Diluted earnings from continuing operations per
     share..........................................  $      1.06    $      0.90    $      0.85
                                                      ===========    ===========    ===========
  Antidilutive securities (a).......................    1,559,315      2,876,429      1,617,237
                                                      ===========    ===========    ===========

---------------

     (a) Securities that could potentially dilute basic EPS are not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented.

NOTE M -- EXTRAORDINARY ITEM - INVOLUNTARY CONVERSION OF ASSETS

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

     The Company settled the property portion of the insurance claim in fiscal 1998. The property settlement, $38,683,000, resulted in an extraordinary gain as these proceeds were for replacement value significantly in excess of the remaining book value. The breakdown of the extraordinary item shown on the consolidated statement of earnings is as follows:

                                                  (IN THOUSANDS)
Proceeds......................................       $38,683
Less book value...............................         8,888
                                                     -------
Gain on involuntary conversion................        29,795
Income tax provision..........................        11,024
                                                     -------
                                                     $18,771
                                                     =======

     Total insurance proceeds received in the settlement of all claims were as follows:

                                                  (IN THOUSANDS)
Property and equipment........................       $38,683
Inventory.....................................         2,500
Business interruption.........................        25,587
Other expenses................................         7,917
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

NOTE N -- DISCONTINUED OPERATIONS

     As a result of a fiscal 1998 strategic review, the Company adopted a plan and subsequently sold its Custom Products and Cast Products segments consisting of subsidiaries Worthington Custom Plastics, Worthington Precision Metals and Buckeye Steel Castings. Accordingly, the Company has reported the results of these entities as discontinued operations.

     The Company completed the sale of the components of its Custom Products and Cast Products segments for aggregate proceeds of approximately $139 million and $85 million, respectively, in fiscal 1999. The aggregate proceeds included $30 million in preferred stock and notes receivable issued by the acquirers, the ultimate realization of which is dependent on the financial performance of the acquirers. The Company periodically monitors its credit risk exposure for evaluation of impairment indicators and potential write-down in value of its investment in the preferred stock and notes receivable.

     At May 31, 1999, all components of discontinued operations were disposed. Summarized results of discontinued operations follow:

                                                      CUSTOM       CAST
                                                     PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                      --------    --------    --------
FOR THE YEAR ENDED MAY 31, 1999
Net Sales..........................................  $275,996    $ 95,593    $371,589
Earnings (Loss) Before Income Taxes................    (6,515)     12,192       5,677
Income Taxes (Benefit).............................    (2,241)      4,207       1,966
                                                     --------    --------    --------
Net Earnings (Loss) from Operations................    (4,274)      7,985       3,711
Gain (Loss) on Sales...............................   (59,960)     28,917     (31,043)
Income Taxes (Benefit).............................   (21,281)     14,834      (6,447)
                                                     --------    --------    --------
Net Gain (Loss) on Sales...........................   (38,679)     14,083     (24,596)
                                                     --------    --------    --------
Net Income (Loss) from Discontinued Operations.....  $(42,953)   $ 22,068    $(20,885)
                                                     ========    ========    ========
FOR THE YEAR ENDED MAY 31, 1998
Net Sales..........................................  $372,822    $121,026    $493,848
Earnings Before Income Taxes.......................    21,508       6,011      27,519
Income Taxes.......................................     7,958       2,224      10,182
                                                     --------    --------    --------
Net Earnings.......................................  $ 13,550    $  3,787    $ 17,337
                                                     ========    ========    ========

     Other items of discontinued operations follow:

                                                          CUSTOM       CAST
                                                         PRODUCTS    PRODUCTS     TOTAL
                     IN THOUSANDS                        --------    --------    -------
FOR THE YEAR ENDED MAY 31, 1999
Depreciation and Amortization Expense..................  $10,915      $3,488     $14,403
Capital Expenditures...................................    3,572       5,783       9,355
FOR THE YEAR ENDED MAY 31, 1998
Depreciation and Amortization Expense..................   15,229       4,641      19,870
Capital Expenditures...................................  $ 6,999      $4,801     $11,800

NOTE O -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 2000 and 1999:

                                                              THREE MONTHS ENDED
                                                 --------------------------------------------
                                                  AUGUST     NOVEMBER    FEBRUARY      MAY
        IN THOUSANDS, EXCEPT PER SHARE           --------    --------    --------    --------
2000
Net sales......................................  $462,911    $473,331    $486,535    $539,829
Gross margin...................................    83,175      85,042      79,641      85,293
Net Earnings...................................    24,258      24,726      23,212      21,955
Earnings per share (Diluted)...................  $   0.27    $   0.28    $   0.26    $   0.25
1999
Net sales......................................  $409,280    $436,428    $422,074    $495,290
Gross margin...................................    61,678      69,170      72,337      91,001
Earnings from continuing operations............    17,690      18,359      19,095      28,488
Earnings from discontinued operations, net of
  tax..........................................    (1,316)      3,948     (16,870)     (6,647)
Cumulative effect of accounting change, net of
  tax..........................................    (7,836)         --          --          --
                                                 --------    --------    --------    --------
Net earnings...................................  $  8,538    $ 22,307    $  2,225    $ 21,841
                                                 ========    ========    ========    ========
Earnings per share (Diluted):
  Continuing operations........................  $   0.18    $   0.20    $   0.21    $   0.31
  Discontinued operations, net of tax..........     (0.01)       0.04       (0.19)      (0.07)
  Cumulative effect of accounting change, net
     of tax....................................     (0.08)         --          --          --
                                                 --------    --------    --------    --------
  Net earnings.................................  $   0.09    $   0.24    $   0.02    $   0.24
                                                 ========    ========    ========    ========

NOTE P -- SUBSEQUENT EVENT (UNAUDITED)

     On August 15, 2000, the Company announced that it had signed a letter of intent to acquire the assets of MetalTech, NexTech and GalvTech for $300 million in cash. Under the terms of the letter of intent, the purchase price may increase by up to $40 million over a three-year period depending upon certain market conditions. The transaction is subject to various approvals and is contingent upon obtaining financing satisfactory to the Company.

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

     The management of the Company has established and maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of the factors requires estimates and judgments. Management considers the recommendations of the independent certified public accountants concerning the Company's system of internal control and takes appropriate actions which are cost effective in the circumstances.

     The Board of Directors has an Audit Committee of directors who are not members of management. The Audit Committee meets periodically with the Company's management and independent certified public accountants to review matters relating to financial reporting, auditing and internal control. To ensure auditor independence, the independent certified public accountants have full and free access to the Audit Committee.

                                                /s/  JOHN P. McCONNELL
                                      ------------------------------------------
                                      John P. McConnell, Chairman & Chief
                                      Executive Officer

                                                 /s/  JOHN T. BALDWIN
                                      ------------------------------------------
                                      John T. Baldwin, Vice President & Chief
                                      Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Worthington Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Industries, Inc. and subsidiaries at May 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                                   /s/ ERNST & YOUNG LLP
                                            ------------------------------------
                                                     Ernst & Young LLP

Columbus, Ohio
June 16, 2000

                               COMPANY LOCATIONS

PROCESSED STEEL PRODUCTS

WORTHINGTON STEEL
Columbus, Monroe, & Delta, Ohio
Louisville, Kentucky
Rock Hill, South Carolina
Baltimore, Maryland
Jackson & Taylor, Michigan
Malvern, Pennsylvania
Porter, Indiana
Decatur, Alabama

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

WORTHINGTON BEAMALLOY CORPORATION
Dublin, Ohio

WORTHINGTON STEELPAC SYSTEMS
York, Pennsylvania

JOINT VENTURES

WORTHINGTON ARMSTRONG VENTURE (WAVE)
Suspended Ceilings
Malvern, Pennsylvania
Sparrows Point, Maryland
Valenciennes, France
North Las Vegas, Nevada
Shanghai, China
Madrid, Spain
Team Valley, England
Benton Harbor, Michigan

TWB COMPANY, L.L.C.
Laser Welded Blanks
Monroe, Michigan
Saltillo, Mexico

ACEREX S.A. DE C.V.
Steel Processing
Monterrey, Mexico

SPARTAN STEEL COATING, L.L.C.
Steel Processing
Monroe, Michigan

WORTHINGTON SPECIALTY PROCESSING (WSP)
Steel Processing
Jackson, Michigan

WORTHINGTON S.A.
Pressure Cylinders
Itu, Brazil

WORTHINGTON GASTEC, A.S.
Pressure Cylinders
Hustopece, Czech Republic

                              OFFICERS & DIRECTORS

CORPORATE OFFICERS
------------------
John H. McConnell*
Chairman Emeritus & Founder
Director, 1955

John P. McConnell*
Chairman & Chief Executive Officer
Director, 1975

John S. Christie*
President & Chief Operating Officer,
Director, 1999

John T. Baldwin
Vice President & Chief Financial
Officer, 1997

Edward A. Ferkany
Executive Vice President, 1974

Dale T. Brinkman
Vice President-Administration,
General Counsel &
Assistant Secretary, 1982

Jonathan B. Dove
Chief Information Officer, 1998

Cathy Mayne Lyttle
Vice President-Communications, 1999

Bruce Ruhl
Vice President-Purchasing, 1978

Mark H. Stier
Vice President-Human Resources, 1975

Richard G. Welch
Controller, 1999

Gregory P. Youngblood
Treasurer, 1999

SUBSIDIARY OFFICERS
-------------------
Richard F. Berdik
President, 1996
Dietrich Industries, Inc.

Ralph V. Roberts
President, 1973
The Worthington Steel Company

Kenneth Vagnini
President, 1997
The Gerstenslager Company

Virgil L. Winland
President, 1971
Worthington Cylinder Corporation

    * Member of Executive Committee

   ** Member of Nominating Committee

    + Member of Audit
      Committee

   ++ Member of Compensation and Stock Option
      Committee

   NOTE: Year listed indicates initial year of affiliation with Worthington Industries.

OUTSIDE DIRECTORS
-----------------
John B. Blystone ++**
Chairman, President & CEO
SPX Corporation
Director, 1997

Charles R. Carson +++
Retired Senior Vice President
General Electric Company
Director, 1986

William S. Dietrich
Chairman, Dietrich Industries, Inc.
Director, 1996

Michael J. Endres ++
Principal Owner
Stonehenge Holdings, Inc.
Director, 1999

John F. Havens*
Retired Chairman
Banc One Corporation
Director, 1988

Peter Karmanos, Jr. +
Chairman, CEO & Co-Founder
Compuware Corporation
Director, 1997

Robert B. McCurry ++**
Retired Senior Advisor to
President
Toyota Motor Sales, U.S.A., Inc.
Director, 1972

Charles D. Minor +
Counsel
Vorys, Sater, Seymour and Pease, LLP
Secretary and Director, 1962

Gerald B. Mitchell ++*
Retired Chairman & CEO
Dana Corporation
Director, 1986

Mary Fackler Schiavo +**
Professor, The Ohio State University,
College of Engineering, and Attorney
Director, 1998