Form 10-K405, Exhibit 13
period 2001-05-31
WORTHINGTON INDUSTRIES INC
filed 2001-08-29
CIK 108516

                                                                      Exhibit-13

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         [WORTHINGTON INDUSTRIES LOGO]

                             2001 ANNUAL REPORT TO
                                  SHAREHOLDERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WORTHINGTON INDUSTRIES, INC.

                               2001 ANNUAL REPORT

                                    CONTENTS

                                                                PAGE
                                                                ----
A Message to Our Shareholders...............................      1
The Company.................................................      1
Stock Trading, Price and Dividend Information...............      3
Six Year Selected Financial Data............................      4
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      5
Consolidated Financial Statements
  Consolidated Balance Sheets -- May 31, 2001 and 2000......     12
  Consolidated Statements of Earnings -- Years ended May 31,
     2001, 2000 and 1999....................................     13
  Consolidated Statements of Shareholders' Equity -- Years
     ended May 31, 2001, 2000 and 1999......................     14
  Consolidated Statements of Cash Flows -- Years ended May
     31, 2001, 2000 and 1999................................     15
Notes to Consolidated Financial Statements..................     16
Report of Management........................................     29
Report of Independent Auditors..............................     30
Company Locations...........................................     31
Officers & Directors........................................     32

                         A MESSAGE TO OUR SHAREHOLDERS

     This 2001 Annual Report to Shareholders contains the Worthington Industries, Inc. audited consolidated financial statements and all of the information that the regulations of the Securities and Exchange Commission (the "SEC") require be presented in an Annual Report to Shareholders. For legal purposes, this is the Worthington Industries, Inc. 2001 Annual Report to Shareholders. This Annual Report is not part of the Proxy Statement and is not deemed to be soliciting material or to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC for the fiscal year ended May 31, 2001 ("fiscal 2001").

     We invite our shareholders also to consider our 2001 Summary Annual Report, which presents information concerning our business and financial results in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive more detailed information may request a copy of our Annual Report on Form 10-K.

     THE WORTHINGTON INDUSTRIES, INC. ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO THE WORTHINGTON INDUSTRIES, INC. INVESTOR RELATIONS DEPARTMENT, 1205 DEARBORN DRIVE, COLUMBUS, OHIO 43085.

                                  THE COMPANY

     Worthington Industries, Inc., together with its subsidiaries, is referred to herein as "Worthington". Worthington's corporate headquarters are located at 1205 Dearborn Drive, Columbus, Ohio 43085.

     Our operations are reported principally in three business segments:
Processed Steel Products, Metal Framing and Pressure Cylinders. The Processed Steel Products segment includes The Worthington Steel Company ("Worthington Steel") and The Gerstenslager Company ("Gerstenslager"). The Metal Framing segment is made up of Dietrich Industries, Inc. ("Dietrich"), and the Pressure Cylinders segment consists of Worthington Cylinder Corporation ("Worthington Cylinders"). In addition, we hold an equity position in eight joint ventures as described below. During the fiscal year ended May 31, 1999 ("fiscal 1999"), in keeping with our strategy to focus on steel processing and metals-related businesses, we divested our Worthington Custom Plastics, Inc. ("Worthington Custom Plastics"), Worthington Precision Metals, Inc. ("Worthington Precision Metals") and Buckeye Steel Castings Company ("Buckeye Steel Castings") operations. The divested operations, which previously made up our Custom Products and Cast Products segments, have been reported as discontinued operations for fiscal 1999 and prior.

PROCESSED STEEL PRODUCTS

     Our Processed Steel Products segment consists of two business units, Worthington Steel and Gerstenslager. For fiscal 2001, the fiscal year ended May 31, 2000 ("fiscal 2000") and fiscal 1999, the percentage of sales from continuing operations generated by our Processed Steel Products segment was 64.9%, 65.6% and 63.2%, respectively.

     Both Worthington Steel and Gerstenslager are intermediate processors of flat-rolled steel. This segment's processing capabilities include blanking, cold-rolling, dry lubricating, configured blanking, cutting-to-length, edging, hot-dipped galvanizing, hydrogen annealing, nickel plating, painting, pickling, slitting, stamping, tension leveling and zinc/nickel coating. Worthington Steel has over 1,000 customers, principally in the automotive, lawn and garden, construction, hardware, furniture, office equipment, electrical control, leisure and recreation, appliance, farm implement, HVAC and aerospace markets. Gerstenslager supplies automotive aftermarket body panels within the United States primarily to domestic and transplant automotive and heavy duty truck manufacturers.

METAL FRAMING

     Our Metal Framing segment consists of one business unit, Dietrich, which produces metal framing products for the commercial and residential construction markets in the United States. For fiscal 2001, fiscal 2000 and fiscal 1999, the percentage of sales from continuing operations generated by Dietrich was 18.9%, 17.9% and 19.1%, respectively. Dietrich's products include steel studs and track, TradeReady(R) Floor Systems, SureSpan(R) trusses, TradeReady(R) Spazzer(TM) Bars and other metal framing accessories. Dietrich has over 2,000 customers, primarily consisting of wholesale distributors and commercial and residential building contractors.

PRESSURE CYLINDERS

     Our Pressure Cylinders segment consists of one business unit, Worthington Cylinders. For fiscal 2001, fiscal 2000 and fiscal 1999, the percentage of sales from continuing operations generated by Worthington Cylinders was 15.8%, 16.2% and 17.3%, respectively.

     Worthington Cylinders produces a complete line of pressure cylinder vessels, including liquefied petroleum gas ("LPG") cylinders, refrigerant cylinders and industrial/specialty gas cylinders. LPG cylinders are used for gas barbecue grills, camping equipment, residential heating systems, industrial forklifts, and commercial/residential cooking (outside North America). Refrigerant cylinders are used to hold refrigerant gases for commercial and residential air conditioning and refrigeration systems and for automotive air conditioning systems. Industrial/specialty gas cylinders are used as containers for gases for the following: cutting and welding metals; breathing (medical, diving and firefighting); semiconductor production; beverage delivery; and compressed natural gas systems. Worthington Cylinders also produces recycle and recovery tanks for refrigerant gases and non-refillable cylinders for helium balloon kits. Worthington Cylinders has over 3,000 customers.

     During fiscal 1999, we expanded our Pressure Cylinders segment by acquiring the cylinder operations of Jos. Heiser vormals J. Winter's Sohn, GmbH, based in Kienberg, Austria, in June 1998; a majority interest in Gastec spol. s.r.o., based in Hustopece, Czech Republic, in February 1999; and certain assets of Metalurgica Progresso de Vale de Cambra, Lda., based in Vale de Cambra, Portugal, in May 1999.

JOINT VENTURES

     As part of our strategy to selectively develop new products, markets and technological capabilities, and to expand our international presence while mitigating the risks and costs associated with those activities, we participate in four consolidated and four unconsolidated joint ventures.

  Consolidated

     - Spartan Steel Coating, L.L.C. ("Spartan Steel"), a 52%-owned consolidated joint venture with Rouge Steel, operates a cold-rolled hot-dipped galvanizing facility in Monroe, Michigan.

     - Worthington S.A., a 52%-owned consolidated joint venture with three Brazilian propane producers, operates a cylinder manufacturing facility in Itu, Brazil.

     - Worthington Tank, Ltda., a 65%-owned consolidated joint venture with a Portuguese manufacturer of liquefied petroleum gas tanks, operates a cylinder manufacturing facility in Itu, Brazil.

     - Worthington Gastec, a.s., a 51%-owned consolidated joint venture with a local Czech Republic entrepreneur, operates a pressure cylinder manufacturing facility in Hustopece, Czech Republic.

  Unconsolidated

     - Worthington Armstrong Venture ("WAVE"), a 50%-owned joint venture with Armstrong World Industries, is one of the three leading global manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Sparrows Point, Maryland; Benton Harbor, Michigan; North Las Vegas, Nevada; Malvern, Pennsylvania; Shanghai, China; Team Valley, United Kingdom; Valenciennes, France; and Madrid, Spain.

     - TWB Company, L.L.C. ("TWB"), a 33%-owned joint venture with Thyssen Krupp, Rouge Steel, LTV Steel and Bethlehem Steel, produces laser welded blanks for use in the auto industry for products such as inner door frames. TWB operates facilities in Monroe, Michigan and Ramos Arizpe, Mexico.

     - Acerex S.A. de C.V. ("Acerex"), a 50%-owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

     - Worthington Specialty Processing ("WSP"), a 50%-owned joint venture with USX Corporation in Jackson, Michigan, operates primarily as a toll processor for USX Corporation.

DISCONTINUED OPERATIONS

     Custom Products. We completed the divestiture of our Worthington Custom Plastics businesses in the fourth quarter of fiscal 1999. While operated by Worthington, Worthington Custom Plastics manufactured and supplied injection molded plastic parts to automobile manufacturers and their suppliers and to manufacturers of appliances, lawn and garden products, recreational products, business equipment, audio equipment, furniture and other items. We completed the divestiture of our Worthington Precision Metals operations in the second quarter of fiscal 1999. While operated by Worthington, Worthington Precision Metals produced extremely close tolerance metal components for use by automobile manufacturers and their suppliers in power steering, transmission, anti-lock brake and other automotive mechanical systems.

     Cast Products. We completed the divestiture of our Buckeye Steel Castings operations in the third quarter of fiscal 1999. While operated by Worthington, Buckeye Steel Castings designed, produced and machined a broad line of railcar and industrial steel castings. Buckeye Steel Castings was also a leading designer and producer of undercarriages for mass transit cars.

                 STOCK TRADING, PRICE AND DIVIDEND INFORMATION

     The common shares of Worthington Industries, Inc. ("Worthington Industries") trade on the New York Stock Exchange ("NYSE") under the symbol "WOR" and are listed in most newspapers as "WorthgtnInd". Prior to April 19, 2000, the Worthington Industries' common shares were traded on the Nasdaq National Market ("Nasdaq") under the symbol "WTHG". As of June 30, 2001, Worthington Industries had approximately 10,848 shareholders of record. The following table sets forth (i) the low, high and closing bid prices for Worthington Industries' common shares (as quoted on Nasdaq) for the first three quarters of fiscal 2000, (ii) the low, high and closing sale prices for Worthington Industries' common shares (as traded on NYSE) for the quarter ended May 31, 2000 and each quarter of fiscal 2001, and (iii) the cash dividends per share paid on Worthington Industries' common shares for each quarter of fiscal 2000 and fiscal 2001.

                                                       MARKET PRICE
                 FISCAL 2000                    ---------------------------      CASH
                QUARTER ENDED                    LOW       HIGH     CLOSING    DIVIDENDS
                -------------                   ------    ------    -------    ---------
August 31, 1999...............................  $12.31    $16.44    $15.00       $0.15
November 30, 1999.............................  $14.38    $17.63    $16.00       $0.15
February 29, 2000.............................  $12.88    $17.00    $13.25       $0.15
May 31, 2000..................................  $11.38    $13.63    $12.13       $0.16

                 FISCAL 2001
                QUARTER ENDED
                -------------
August 31, 2000...............................  $10.00    $12.75    $10.46       $0.16
November 30, 2000.............................  $ 8.44    $10.50    $ 9.19       $0.16
February 28, 2001.............................  $ 6.44    $10.45    $ 9.85       $0.16
May 31, 2001..................................  $ 9.00    $12.85    $11.50       $0.16

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                        SIX YEAR SELECTED FINANCIAL DATA

                                                                     FISCAL YEAR ENDED MAY 31
                                            ---------------------------------------------------------------------------
                                               2001         2000         1999         1998         1997         1996
      IN THOUSANDS, EXCEPT PER SHARE        ----------   ----------   ----------   ----------   ----------   ----------
FINANCIAL RESULTS
Net Sales.................................  $1,826,100   $1,962,606   $1,763,072   $1,624,449   $1,428,346   $1,126,492
Cost of Goods Sold........................   1,581,178    1,629,455    1,468,886    1,371,841    1,221,078      948,505
                                            ----------   ----------   ----------   ----------   ----------   ----------
Gross Margin..............................     244,922      333,151      294,186      252,608      207,268      177,987
Selling, General & Administrative
  Expense.................................     173,264      163,662      147,990      117,101       96,252       78,852
Restructuring Expense.....................       6,474           --           --           --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------
Operating Income..........................      65,184      169,489      146,196      135,507      111,016       99,135
Miscellaneous Income (Expense)............        (928)       2,653        5,210        1,396          906        1,013
Loss on Investment in Rouge...............          --       (8,553)          --           --           --           --
Interest Expense..........................     (33,449)     (39,779)     (43,126)     (25,577)     (18,427)      (8,687)
Equity in Net Income of Unconsolidated
  Affiliates  -- Joint Ventures...........      25,201       26,832       24,471       19,316       13,959        6,981
Equity in Net Income of Unconsolidated
  Affiliate -- Rouge......................          --           --           --           --           --       21,729
                                            ----------   ----------   ----------   ----------   ----------   ----------
Earnings from Continuing Operations Before
  Income Taxes............................      56,008      150,642      132,751      130,642      107,454      120,171
Income Taxes..............................      20,443       56,491       49,118       48,338       40,844       46,130
                                            ----------   ----------   ----------   ----------   ----------   ----------
Earnings from Continuing Operations.......      35,565       94,151       83,633       82,304       66,610       74,041
Discontinued Operations, Net of Taxes.....          --           --      (20,885)      17,337       26,708       26,932
Extraordinary Item, Net of Taxes..........          --           --           --       18,771           --           --
Cumulative Effect of Accounting Change,
  Net of Taxes............................          --           --       (7,836)          --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------
Net Earnings..............................      35,565       94,151       54,912      118,412       93,318      100,973
Earnings Per Share (Diluted) --
  Continuing Operations...................        0.42         1.06         0.90         0.85         0.69         0.76
  Discontinued Operations, Net of Taxes...          --           --        (0.23)        0.18         0.27         0.28
  Extraordinary Item, Net of Taxes........          --           --           --         0.19           --           --
  Cumulative Effect of Accounting Change,
    Net of Taxes..........................          --           --        (0.08)          --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------
  Net Earnings............................        0.42         1.06         0.59         1.22         0.96         1.04
  Continuing Operations (Excluding
    Restructuring Expense and Rouge)*.....        0.46         1.12         0.90         0.85         0.69         0.62
Continuing Operations:
  Depreciation and Amortization...........      70,582       70,997       64,087       41,602       34,150       26,931
  Earnings Before Interest, Taxes,
    Depreciation and Amortization.........     160,039      261,418      239,964      197,821      160,031      155,789
  Capital Expenditures (Including
    Acquisitions)**.......................      64,943       72,649      132,458      297,516      287,658      275,052
Cash Dividends Declared...................      54,762       53,391       52,343       51,271       45,965       40,872
  Per Share...............................  $     0.64   $     0.61   $     0.57   $     0.53   $     0.49   $     0.45
Average Shares Outstanding (Diluted)......      85,623       88,598       93,106       96,949       96,841       96,822
FINANCIAL POSITION
Current Assets............................  $  449,719   $  624,229   $  624,255   $  642,995   $  594,128   $  505,104
Current Liabilities.......................     306,619      433,270      427,725      410,031      246,794      167,585
                                            ----------   ----------   ----------   ----------   ----------   ----------
Working Capital...........................     143,100      190,959      196,530      232,964      347,334      337,519
Net Fixed Assets..........................     836,749      862,512      871,347      933,158      691,027      544,052
Total Assets..............................   1,475,862    1,673,873    1,686,951    1,842,342    1,561,186    1,282,424
Total Debt***.............................     324,750      525,072      493,313      501,950      417,883      317,997
Shareholders' Equity......................     649,665      673,354      689,649      780,273      715,518      667,318
  Per Share...............................        7.61         7.85         7.67         8.07         7.40         6.91
Total Committed Capital***................  $  974,415   $1,198,426   $1,182,962   $1,282,223   $1,133,401   $  985,315
Shares Outstanding........................      85,375       85,755       89,949       96,657       96,711       96,505

---------------

All financial data include the results of The Gerstenslager Company, which was acquired in February 1997 through a pooling of interests.

* Excludes the impact of the "Restructuring Expense" for the fiscal year ended May 31, 2001, the "Loss on Investment in Rouge" for the fiscal year ended May 31, 2000 and the "Equity in Net Income of Unconsolidated
    Affiliate -- Rouge" for the fiscal year ended May 31, 1996.

** Includes $113,000 of Worthington Industries, Inc. common shares exchanged for The Gerstenslager Company during the fiscal year ended May 31, 1997.

*** Excludes Debt Exchangeable for Common Stock of $52,497, $75,745 and $88,494 at May 31, 1999, 1998 and 1997, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Statements contained in this 2001 Annual Report to Shareholders, including, without limitation, the Management's Discussion and Analysis that follows, that are not historical fact constitute "forward-looking statements" that are based on management's beliefs, estimates, assumptions and currently available information. These forward-looking statements include, without limitation, statements relating to future sales and operating results, growth, stock appreciation, projected capacity levels, pricing trends, anticipated capital expenditures, plant start-ups, capabilities, new products and markets and other non-historical information. Because they are based on beliefs, estimates and assumptions, forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those projected. Any number of factors could affect actual results, including, without limitation, product demand, changes in product mix and market acceptance of products; changes in pricing or availability of raw materials, particularly steel; capacity restraints and efficiencies; conditions in major product markets; delays in construction or equipment supply; financial difficulties of customers and suppliers; inherent risks of international development, including foreign currency risks; the ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; general economic conditions, business environment and the impact of governmental regulations, both in the United States and abroad; and other risks described from time to time in filings with the Securities and Exchange Commission.

                                    OVERVIEW

     Worthington Industries, Inc. is a diversified steel processor that focuses on steel processing and metals-related businesses. We operate 43 facilities worldwide, principally in three reportable business segments: Processed Steel Products, Metal Framing and Pressure Cylinders. We also hold equity positions in eight joint ventures, which operate 16 facilities worldwide.

     On February 1, 2001, we announced the shutdown of a portion of our Malvern, Pennsylvania, facility, which is included in our Processed Steel Products segment. Selected assets, including two rolling mills, a cleaning line, a tension leveler, a pickle line and a slitter, were idled. As a result, 160 hourly and salaried positions were to be eliminated through retirement, normal attrition and termination. The business affected by the shutdown was transferred to other facilities. During the quarter ended February 28, 2001, we recorded a pre-tax restructuring expense of $6.5 million ($0.04 per share, net of tax). The restructuring expense consists of $2.0 million for severance and employee related costs and $4.5 million for the write-down of the idled assets to net realizable value.

     In March 2000, we recorded an $8.6 million pre-tax loss ($0.06 per share, net of tax) relating to our investment in the common stock of Rouge Industries, Inc. ("Rouge"). This previously unrealized loss had been reported as a reduction in shareholders' equity. On March 1, 1997, we issued debt exchangeable for common stock ("DECS"), payable in Rouge stock. We realized the loss on the Rouge investment when we used the Rouge stock to satisfy the DECS at maturity on March 1, 2000.

     During fiscal 1999, we divested our non-core businesses: Worthington Custom Plastics, Inc., Worthington Precision Metals, Inc. and Buckeye Steel Castings Company, which had previously comprised our Custom Products and Cast Products segments. The divested operations are reflected in our financial statements as discontinued operations. The divestitures provided aggregate proceeds of $224.0 million, which included $194.0 million in cash and $30.0 million in preferred stock and notes receivable issued by the acquirers. We used the cash proceeds to finance capital projects, fund acquisitions, repurchase common shares and reduce debt. The divestitures resulted in an aggregate $24.6 million after-tax loss.

     In fiscal 1999, we adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires that we expense as incurred any costs related to commencing operations at new plants and facilities. We recorded an after-tax charge of $7.8 million, or $0.08 per share, for the accounting policy change, to expense the costs that had been capitalized prior to fiscal 1999. The impact of the change on earnings from continuing operations for fiscal 1999 as reported was not material.

     During fiscal 1999, we completed three European acquisitions within the Pressure Cylinders segment. In June 1998, we acquired the stock of Jos. Heiser vormals J. Winter's Sohn, GmbH ("Worthington Heiser"). Based in Kienberg, Austria, Worthington Heiser produces high-pressure cylinders. We acquired a 51% majority interest in Gastec spol. s.r.o., based in Hustopece, Czech Republic, in February 1999 and purchased the cylinder manufacturing assets of Metalurgica Progresso de Vale de Cambra, Lda., based in Vale de Cambra, Portugal, in May 1999. Both of these operations manufacture various low-pressure cylinders. These acquisitions offer growth opportunities for us, given the full product offering and geographic coverage throughout Europe. See Note K to the Consolidated Financial Statements.

                            RESULTS FROM OPERATIONS

     The following table sets forth, for the fiscal years indicated, consolidated sales and operating income by segment and other financial information:

                                                      2001                        2000                    1999
                                            -------------------------   -------------------------   ----------------
                                                       % OF      %                 % OF      %                 % OF
                                             ACTUAL    SALES   CHANGE    ACTUAL    SALES   CHANGE    ACTUAL    SALES
      IN MILLIONS, EXCEPT PER SHARE         --------   -----   ------   --------   -----   ------   --------   -----
Net Sales:
    Processed Steel Products..............  $1,184.9    64.9%    -8%    $1,287.9    65.6%    16%    $1,114.9    63.2%
    Metal Framing.........................     346.0    18.9%    -1%       350.6    17.9%     4%       337.2    19.1%
    Pressure Cylinders....................     289.1    15.8%    -9%       318.8    16.2%     4%       305.8    17.3%
    Other.................................       6.1     0.4%                5.3     0.3%                5.2     0.4%
                                            --------                    --------                    --------
        Total Net Sales...................   1,826.1   100.0%    -7%     1,962.6   100.0%    11%     1,763.1   100.0%
Cost of Goods Sold........................   1,581.2    86.6%    -3%     1,629.4    83.0%    11%     1,468.9    83.3%
                                            --------                    --------                    --------
        Gross Margin......................     244.9    13.4%   -27%       333.2    17.0%    13%       294.2    16.7%
Selling, General & Administrative
  Expense.................................     173.2     9.5%     6%       163.7     8.4%    11%       148.0     8.4%
Restructuring Expense.....................       6.5     0.4%                 --      --                  --      --
Operating Income:
    Processed Steel Products..............      29.3     2.5%   -70%        96.8     7.5%    17%        82.6     7.4%
    Metal Framing.........................      23.7     6.9%   -45%        43.2    12.3%    70%        25.4     7.5%
    Pressure Cylinders....................      19.3     6.7%   -44%        34.2    10.7%    -7%        36.7    12.0%
    Other.................................      (7.1)                       (4.7)                        1.5
                                            --------                    --------                    --------
        Total Operating Income............      65.2     3.5%   -62%       169.5     8.6%    16%       146.2     8.3%
Other Income (Expense):
    Misc. Income (Expense)................      (0.9)                        2.7                         5.1
    Loss on Investment in Rouge...........        --                        (8.6)                         --
    Interest Expense......................     (33.5)   -1.8%   -16%       (39.8)   -2.0%    -8%       (43.1)   -2.4%
    Equity in Net Income of Unconsolidated
      Affiliates..........................      25.2     1.4%    -6%        26.8     1.4%     9%        24.5     1.4%
                                            --------                    --------                    --------
      Earnings Before Taxes...............      56.0     3.0%   -63%       150.6     7.7%    13%       132.7     7.5%
Income Taxes..............................      20.4     1.1%   -64%        56.4     2.9%    15%        49.1     2.8%
                                            --------                    --------                    --------
Earnings from Continuing Operations.......      35.6     1.9%   -62%        94.2     4.8%    13%        83.6     4.7%
Discontinued Operations, Net of Taxes.....        --                          --                       (20.9)
Cumulative Effect of Accounting Change,
  Net of Taxes............................        --                          --                        (7.8)
                                            --------                    --------                    --------
Net Earnings..............................  $   35.6     1.9%   -62%    $   94.2     4.8%    71%    $   54.9     3.1%
                                            ========                    ========                    ========
Average Common Shares Outstanding --
  Diluted.................................      85.6                        88.6                        93.1
Earnings Per Share -- Diluted:
      Earnings from Continuing
        Operations........................  $   0.42                    $   1.06                    $   0.90
      Discontinued Operations, Net of
        Taxes.............................        --                          --                       (0.23)
      Cumulative Effect of Accounting
        Change, Net of Taxes..............        --                          --                       (0.08)
                                            --------                    --------                    --------
      Net Earnings........................  $   0.42                    $   1.06                    $   0.59
                                            ========                    ========                    ========

FISCAL 2001 COMPARED TO FISCAL 2000

     Net sales decreased 7% to $1.8 billion from $2.0 billion in fiscal 2000 due to lower demand within our Processed Steel Products and Pressure Cylinders segments and reduced selling prices in Processed Steel Products and Metal Framing. Higher volumes in Metal Framing partially offset these factors. The following provides further information on net sales by segment:

     - Processed Steel Products. Net sales decreased 8% to $1.2 billion from $1.3 billion in fiscal 2000 primarily due to the general economic slowdown, especially in the domestic automotive industry. The decrease in net sales was principally attributable to declining direct shipments from most plants and a decrease in toll processing volume. However, our Monroe, Ohio ("Monroe") and Decatur, Alabama ("Decatur") plants continued to increase direct volumes due to the new dry lube line and market penetration, respectively. Direct shipments include sales of material with a value-added processing charge, while toll shipments contain only a value-added processing charge on customer-owned material.

     - Metal Framing. Net sales decreased 1% to $346.0 million from $350.6 million in fiscal 2000 due to erosion of selling prices throughout the year brought on by intense competition. Nevertheless, strong demand for building products led to higher volumes, thus offsetting much of the negative impact due to pricing.

     - Pressure Cylinders. Net sales decreased 9% to $289.1 million from $318.8 million in fiscal 2000. The primary reason for the decrease was the weakening demand in all product lines due to the slowing economy and stiff competition in the European market. A strong United States dollar also resulted in lower reported sales from our international operations.

     Gross margin as a percentage of net sales decreased to 13.4% in fiscal 2001 from 17.0% in fiscal 2000. The majority of the decline occurred in our Processed Steel Products segment due to lower volumes and the smaller spread between direct average selling prices and raw material costs. Selling, general and administrative costs ("SG&A") increased to 9.5% of net sales in fiscal 2001 from 8.4% of net sales in fiscal 2000 due to lower sales and higher salary, bad debt and health care expenses.

     Operating income decreased 62% to $65.2 million from $169.5 million in fiscal 2000. The decrease was due to lower volumes in our Processed Steel Products and Pressure Cylinders segments and higher average raw material costs in our Processed Steel Products and Metal Framing segments. Operating income as a percentage of net sales was 3.5% in fiscal 2001 compared to 8.6% in fiscal 2000. The following provides further information on operating income by segment:

     - Processed Steel Products. Operating income decreased 70% to $29.3 million in fiscal 2001 from $96.8 million in fiscal 2000 due to higher average raw material prices, changes in sales mix to lower margin products, and declining direct and toll processing volumes. The previously mentioned restructuring expense of $6.5 million and higher manufacturing expenses and SG&A costs as a percentage of net sales resulted in a 2.5% operating margin for the year.

     - Metal Framing. Operating income decreased 45% to $23.7 million in fiscal 2001 from $43.2 million in fiscal 2000. Sales volume increases were overshadowed by price competition and higher raw material costs, decreasing the operating margin to 6.9%.

     - Pressure Cylinders. Operating income decreased 44% to $19.3 million in fiscal 2001 from $34.2 million in fiscal 2000. Reductions in sales volumes and the start-up of a new non-refillable refrigerant production line in Portugal were the major factors leading to the decrease in the current year operating margin to 6.7%.

     Interest expense decreased 16% to $33.5 million in fiscal 2001 from $39.8 million in fiscal 2000. Since we paid off the DECS liability during the fourth quarter of fiscal 2000, there was no comparable interest expense during fiscal 2001. In addition, we reduced short-term debt (see description in "Liquidity and Capital Resources"). However, higher average short-term interest rates partially offset these factors. Our average interest rate on short-term unsecured notes payable was 6.69% for fiscal 2001 compared to 5.82% for fiscal 2000. At May 31, 2001, approximately 96% of our $324.8 million of total debt was at fixed rates of interest.

     Equity in net income of unconsolidated affiliates decreased 6% to $25.2 million in fiscal 2001 from $26.8 million in fiscal 2000. Higher raw material costs at TWB and lower sales at WSP led to lower margins at those joint ventures. Increases in sales and operating income at the Acerex and WAVE joint ventures partly negated the overall decline.

     Our effective tax rate decreased to 36.5% in fiscal 2001 from 37.5% in fiscal 2000 primarily due to ongoing state and local tax planning initiatives.

FISCAL 2000 COMPARED TO FISCAL 1999

     Net sales increased 11% to $2.0 billion from $1.8 billion in fiscal 1999. The increase was primarily due to the start-up of two Processed Steel Products facilities: our Decatur facility and Spartan Steel. A strong construction market and increased demand for steel portable cylinders provided for the increased sales in our Metal Framing and Pressure Cylinders segments, respectively. These volume increases were partially offset by lower selling prices in our Processed Steel Products and Pressure Cylinders segments. The following provides further information on net sales by segment:

     - Processed Steel Products. Net sales increased 16% to $1.3 billion from $1.1 billion in fiscal 1999. This increase was mainly volume driven as the start-up facilities in Decatur and at Spartan continued to ramp up their operations throughout fiscal 2000. However, the effect of the volume increases was partially offset by lower selling prices during fiscal 2000.

     - Metal Framing. Net sales increased 4% to $350.6 million from $337.2 million in fiscal 1999. The building products market remained strong throughout fiscal 2000. That combined with the volume and price increases in the stainless products were the main reasons for the increase in sales. Lower fiscal 2000 selling prices for building products and the sale of the garage door product line in the second quarter of fiscal 1999 partially offset this increase.

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

     Gross margin as a percentage of net sales increased to 17.0% in fiscal 2000 from 16.7% in fiscal 1999. The improvement in our gross margin was primarily due to favorable raw material costs, particularly in our Metal Framing and Pressure Cylinders segments. This favorability occurred earlier in the year as prices for raw materials continued to increase across all segments throughout the year. Higher manufacturing expenses partially offset some of this favorable price impact. SG&A costs remained at 8.4% of sales for both fiscal 2000 and fiscal 1999 and were higher than normal due to Year 2000 expenses in both years.

     Operating income increased 16% to $169.5 million from $146.2 million in fiscal 1999. This increase mainly was due to the previously mentioned increases in sales volume and favorable raw material pricing partially offset by lower selling prices and increased manufacturing expenses in our European cylinder operations. Operating income as a percentage of net sales was 8.6% in fiscal 2000 compared to 8.3% in fiscal 1999. The following provides further information on operating income by segment:

     - Processed Steel Products. Operating income increased 17% to $96.8 million in fiscal 2000 from $82.6 million in fiscal 1999. This was primarily due to higher sales volumes in our start-up operations. Favorability due to lower raw material costs occurred earlier in the year but was offset by raw material price increases in the third and fourth quarters of fiscal 2000. Direct labor, manufacturing expenses and SG&A costs as a percentage of net sales remained consistent with fiscal 1999 resulting in an operating margin for the year of 7.5%.

     - Metal Framing. Operating income for Metal Framing increased 70% to $43.2 million in fiscal 2000 from $25.4 million in fiscal 1999. Higher sales volumes in our building products line driven by the favorable construction market more than offset the impact of lower selling prices. Favorable raw material prices and operating efficiencies also contributed, increasing the operating margin to 12.3%.

     - Pressure Cylinders. Operating income decreased 7% to $34.2 million in fiscal 2000 from $36.7 million in fiscal 1999. Lower selling prices kept sales in the European market flat compared to the prior year. In addition, higher labor, manufacturing and SG&A expenses in those operations lowered operating income. Higher sales volumes in the steel portables product line were partially offset by fewer sales of the refrigerant cylinders. All of these factors combined produced an operating margin of 10.7%.

     Interest expense decreased 8% to $39.8 million in fiscal 2000 from $43.1 million in fiscal 1999. Capitalized interest in fiscal 2000 was $0.8 million compared to $4.0 million in fiscal 1999 as our major construction projects (Decatur and rebuilding Monroe) were completed in the first part of fiscal 1999. The decrease in interest expense was due to lower weighted average debt levels and the extinguishment of the DECS notes in fiscal 2000. At May 31, 2000, approximately 70% of our $525.1 million of total debt was at fixed rates of interest.

     Equity in net income of unconsolidated affiliates increased 9% to $26.8 million in fiscal 2000 from $24.5 million in fiscal 1999. Our WAVE, TWB and Acerex joint ventures posted increases in sales and earnings for fiscal 2000. Profits for WSP declined slightly in fiscal 2000 due to lower sales.

     Our effective tax rate was 37.5% in fiscal 2000 up from 37.0% in fiscal 1999 due to increased business in higher-taxed foreign and domestic locations, the result of divestiture and acquisition activity concluded in fiscal 1999.

                        LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 2001, we generated $321.5 million in cash from operating activities, representing a $182.6 million increase from fiscal 2000. The increase primarily was due to $110.0 million in proceeds from the sale of accounts receivable and a $63.9 million reduction in inventories. Lower net income and a $31.0 million tax payment relating to the tax gain from the disposition of our investment in the common stock of Rouge (which occurred in the fourth quarter of fiscal 2000) partially offset these factors.

     In November 2000, we entered into a $120.0 million revolving trade receivables securitization ("TRS") facility with a commercial bank which was expanded to $190.0 million in May 2001. Under the TRS facility, certain of our subsidiaries sell their accounts receivable, on a revolving basis, to Worthington Receivables Corporation ("WRC"), a wholly-owned, bankruptcy-remote subsidiary. WRC then sells undivided ownership interests in those accounts receivable to independent third parties. As of May 31, 2001, $110.0 million of accounts receivable had been sold. The proceeds from these sales have been used to reduce short-term borrowings.

     Our significant investing and financing activities during fiscal 2001 included repaying $146.4 million in short-term debt, investing $62.9 million in capital projects (excluding acquisitions), retiring $50.6 million in long-term debt and disbursing $54.8 million in dividends to shareholders. These transactions were funded by the cash flows from our operations.

     Capital spending during fiscal 2001 included continued construction on Gerstenslager's Clyde facility, the completion of the expansion of our annealing capacity at Decatur and the addition of a dry film lubricant line at Monroe, all within our Processed Steel Products segment. Expenditures were made in our Metal Framing segment for a plant start-up in Seattle, in our Pressure Cylinders segment for a new low-pressure cylinder line in Portugal, and for additional weld cells for our steel pallet business.

     Consolidated net working capital decreased $47.9 million from May 31, 2000 to $143.1 million at May 31, 2001. The decrease was due to the following: a reduction in inventory levels reflecting lower levels of business and an increased focus on inventory reduction; an increase in accounts payable; and the aforementioned tax payment.

     We repurchased 379,100 common shares ($2.7 million) and 4.6 million common shares ($63.7 million) during fiscal 2001 and fiscal 2000, respectively. As of May 31, 2001, approximately 2.5 million common shares remain available for repurchase under programs authorized by our Board of Directors. The timing and amount of any future repurchases will be at our discretion and will depend upon market conditions and our operating performance and liquidity. Any repurchase will also be subject to the covenants contained in our credit facilities and other debt instruments.

     We maintain a $190.0 million revolving credit facility (the "Revolver") with a group of commercial banks, which expires in May 2003, to finance the cash requirements of our business operations. We also have short-term uncommitted lines of credit extended by various commercial banks available as needed. We had no outstanding borrowings under the Revolver and $13.8 million was outstanding under the uncommitted lines at May 31, 2001.

     At May 31, 2001, our total debt was $324.8 million compared to $525.1 million at the end of fiscal 2000. This reduction was due to the previously mentioned use of proceeds from the TRS and lower working capital requirements. As a result, our debt to capital ratio decreased to 33.3% from 43.8% at the end of fiscal 2000.

     From time to time, we engage in discussions with respect to selected acquisitions, and we expect to continue to assess acquisition opportunities as they arise. Additional financing may be required if we decide to make additional acquisitions. There can be no assurance, however, that any such opportunities will arise, that any such acquisitions will be consummated or that any needed additional financing will be available on satisfactory terms when required. Absent any acquisitions, we anticipate that cash flows from operations, working capital and unused short-term borrowing capacity should be more than sufficient to fund expected normal operating costs, dividends and capital expenditures for our existing businesses.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of business, we are exposed to various market risks. We continually monitor these risks and regularly develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain derivative financial and commodity instruments. These instruments are used to mitigate market exposure and are not used for trading or speculative purposes.

     Interest Rate Risk: At May 31, 2001, our long-term debt was comprised primarily of fixed-rate instruments. Therefore, the fair value of this debt is sensitive to fluctuations in interest rates. Assuming a 1% increase in interest rates, the fair value of our long-term debt would not be materially affected. We would not expect that this fluctuation would materially impact our results of operations and cash flows absent an election to repurchase or retire all or a portion of the fixed-rate debt at prices above carrying value.

     Foreign Currency Risk: The translation of our foreign operations from their local currencies to the U.S. dollar subjects us to exposure related to fluctuating exchange rates. We do not use derivative instruments to manage this risk. However, we do make limited use of forward contracts to manage our exposure to certain intercompany loans with our foreign affiliates. We do not expect that a 10% change in the exchange rate to the U.S. dollar forward rate would materially impact our results of operations or cash flows.

     Commodity Price Risk: We are exposed to market risk for price fluctuations on purchases of steel, natural gas, zinc, nickel and other raw materials and utility requirements. To limit this exposure we negotiate the best prices for our commodities and competitively price our products and services to reflect the fluctuations in commodity market prices. To a limited extent, we have entered into commodity derivative instruments to hedge purchases of steel and zinc. At May 31, 2001, these positions were not material to our financial position, results of operations or cash flows.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which we are required to adopt in fiscal 2002. The Statement requires derivatives to be carried on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The adoption of this Statement will not have a material impact on our results of operations or financial position.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition, which we adopted the beginning of the fourth quarter of fiscal 2001. Adoption of the Bulletin did not have a significant effect on our results of operations or financial position.

     In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for any business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed for impairment. Separable intangible assets with a definite life will continue to be amortized over their useful lives. We adopted SFAS No. 142 effective June 1, 2001. The adoption of this Statement will not have a material effect on our results of operations. During fiscal 2002, we will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets. The impact of these impairment tests has not yet been determined.

                                 ENVIRONMENTAL

     We believe environmental issues will not have a material effect on capital expenditures, future results of operations or financial position.

                                   INFLATION

     The effects of inflation on our operations were not significant during the periods presented in the Consolidated Financial Statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       MAY 31
                                                              ------------------------
                                                                 2001          2000
                    DOLLARS IN THOUSANDS                      ----------    ----------

                           ASSETS
Current Assets:
  Cash and cash equivalents.................................  $      194    $      538
  Accounts receivable, less allowances of $9,166 and $3,879
    at May 31, 2001 and 2000................................     169,330       301,175
  Inventories
    Raw materials...........................................     102,051       144,903
    Work in process.........................................      59,735        81,632
    Finished products.......................................      65,720        64,669
                                                              ----------    ----------
                                                                 227,506       291,204
  Prepaid expenses and other current assets.................      52,689        31,312
                                                              ----------    ----------
         Total Current Assets...............................     449,719       624,229
Investments in Unconsolidated Affiliates....................      58,638        50,197
Intangible Assets...........................................      80,377        80,213
Other Assets................................................      50,379        56,722
Property, Plant and Equipment
  Land......................................................      25,085        27,654
  Buildings and improvements................................     244,834       244,187
  Machinery and equipment...................................     883,160       861,600
  Construction in progress..................................      48,111        47,181
                                                              ----------    ----------
                                                               1,201,190     1,180,622
  Less accumulated depreciation.............................     364,441       318,110
                                                              ----------    ----------
                                                                 836,749       862,512
                                                              ----------    ----------
         Total Assets.......................................  $1,475,862    $1,673,873
                                                              ==========    ==========

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $  207,568    $  157,998
  Notes payable.............................................      13,794       160,194
  Accrued compensation, contributions to employee benefit
    plans and related taxes.................................      39,329        36,888
  Dividends payable.........................................      13,660        13,721
  Other accrued items.......................................      28,560        30,082
  Income taxes..............................................       1,960        31,699
  Current maturities of long-term debt......................       1,748         2,688
                                                              ----------    ----------
         Total Current Liabilities..........................     306,619       433,270
Other Liabilities...........................................      19,860        25,531
Long-Term Debt..............................................     309,208       362,190
Deferred Income Taxes.......................................     140,974       125,942
Contingent Liabilities -- Note G............................          --            --
Minority Interest...........................................      49,536        53,586
Shareholders' Equity:
  Preferred shares, without par value; authorized --
    1,000,000 shares; issued and
    outstanding -- none.....................................          --            --
  Common shares, without par value;
    authorized -- 150,000,000 shares; issued and
    outstanding, 2001 -- 85,375,425 shares,
    2000 -- 85,754,525 shares...............................          --            --
  Additional paid-in capital................................     109,685       109,776
  Cumulative other comprehensive loss, net of taxes of
    $4,349 and $3,046 at May 31, 2001 and 2000..............      (8,024)       (5,806)
  Retained earnings.........................................     548,004       569,384
                                                              ----------    ----------
                                                                 649,665       673,354
                                                              ----------    ----------
         Total Liabilities and Shareholders' Equity.........  $1,475,862    $1,673,873
                                                              ==========    ==========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                  YEAR ENDED MAY 31
                                                        --------------------------------------
                                                           2001          2000          1999
            IN THOUSANDS, EXCEPT PER SHARE              ----------    ----------    ----------
Net sales.............................................  $1,826,100    $1,962,606    $1,763,072
Cost of goods sold....................................   1,581,178     1,629,455     1,468,886
                                                        ----------    ----------    ----------
       Gross Margin...................................     244,922       333,151       294,186
Selling, general and administrative expense...........     173,264       163,662       147,990
Restructuring expense.................................       6,474            --            --
                                                        ----------    ----------    ----------
       Operating Income...............................      65,184       169,489       146,196
Other income (expense):
  Miscellaneous income (expense)......................        (928)        2,653         5,210
  Loss on investment in Rouge.........................          --        (8,553)           --
  Interest expense....................................     (33,449)      (39,779)      (43,126)
  Equity in net income of unconsolidated
     affiliates -- joint ventures.....................      25,201        26,832        24,471
                                                        ----------    ----------    ----------
       Earnings Before Income Taxes...................      56,008       150,642       132,751
Income taxes..........................................      20,443        56,491        49,118
                                                        ----------    ----------    ----------
       Earnings from Continuing Operations............      35,565        94,151        83,633
Discontinued operations, net of taxes.................          --            --       (20,885)
Cumulative effect of accounting change, net of
  taxes...............................................          --            --        (7,836)
                                                        ----------    ----------    ----------
       Net Earnings...................................  $   35,565    $   94,151    $   54,912
                                                        ==========    ==========    ==========
Average Common Shares Outstanding (Basic).............      85,590        88,411        93,016
Earnings Per Share (Basic):
       Continuing operations..........................  $     0.42    $     1.06    $     0.90
       Discontinued operations, net of taxes..........          --            --         (0.23)
       Cumulative effect of accounting change, net of
          taxes.......................................          --            --         (0.08)
                                                        ----------    ----------    ----------
       Net Earnings...................................  $     0.42    $     1.06    $     0.59
                                                        ==========    ==========    ==========
Average Common Shares Outstanding (Diluted)...........      85,623        88,598        93,106
Earnings Per Share (Diluted):
       Continuing operations..........................  $     0.42    $     1.06    $     0.90
       Discontinued operations, net of taxes..........          --            --         (0.23)
       Cumulative effect of accounting change, net of
          taxes.......................................          --            --         (0.08)
                                                        ----------    ----------    ----------
       Net Earnings...................................  $     0.42    $     1.06    $     0.59
                                                        ==========    ==========    ==========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            THREE YEARS ENDED MAY 31

                                                                                            CUMULATIVE
                                                       COMMON STOCK        ADDITIONAL         OTHER
                                                   --------------------     PAID-IN       COMPREHENSIVE      RETAINED
                                                     SHARES      AMOUNT     CAPITAL      LOSS, NET OF TAX    EARNINGS     TOTAL
     DOLLARS IN THOUSANDS, EXCEPT PER SHARE        ----------    ------    ----------    ----------------    --------    --------
Balance at June 1, 1998..........................  96,656,759     $968      $116,696         $(8,375)        $670,984    $780,273
Comprehensive income:
  Net income.....................................          --       --            --              --          54,912       54,912
  Foreign currency translation...................          --       --            --            (109)             --         (109)
                                                                                                                         --------
        Total comprehensive income...............                                                                          54,803
                                                                                                                         --------
Common shares issued.............................     139,982       --         1,362              --              --        1,362
Reincorporation to Ohio..........................          --     (926)          926              --              --           --
Purchase and retirement of common shares.........  (6,847,467)     (42)       (7,497)             --         (86,893)     (94,432)
Cash dividends declared ($0.57 per share)........          --       --            --              --         (52,342)     (52,342)
Other............................................          --       --           (13)             --              (2)         (15)
                                                   ----------     ----      --------         -------         --------    --------
Balance at May 31, 1999..........................  89,949,274       --       111,474          (8,484)        586,659      689,649
Comprehensive income:
  Net income.....................................          --       --            --              --          94,151       94,151
  Unrealized gain on investment..................          --       --            --           5,616              --        5,616
  Foreign currency translation...................          --       --            --          (2,938)             --       (2,938)
                                                                                                                         --------
        Total comprehensive income...............                                                                          96,829
                                                                                                                         --------
Common shares issued.............................     358,203       --         4,018              --              --        4,018
Purchase and retirement of common shares.........  (4,552,952)      --        (5,720)             --         (58,020)     (63,740)
Cash dividends declared ($0.61 per share)........          --       --            --              --         (53,391)     (53,391)
Other............................................          --       --             4              --             (15)         (11)
                                                   ----------     ----      --------         -------         --------    --------
Balance at May 31, 2000..........................  85,754,525       --       109,776          (5,806)        569,384      673,354
Comprehensive income:
  Net income.....................................          --       --            --              --          35,565       35,565
  Unrealized gain on investment..................          --       --            --               1              --            1
  Foreign currency translation...................          --       --            --          (2,219)             --       (2,219)
                                                                                                                         --------
        Total comprehensive income...............                                                                          33,347
                                                                                                                         --------
Purchase and retirement of common shares.........    (379,100)      --          (485)             --          (2,184)      (2,669)
Cash dividends declared ($0.64 per share)........          --       --            --              --         (54,762)     (54,762)
Other............................................          --       --           394              --               1          395
                                                   ----------     ----      --------         -------         --------    --------
Balance at May 31, 2001..........................  85,375,425     $ --      $109,685         $(8,024)        $548,004    $649,665
                                                   ==========     ====      ========         =======         ========    ========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED MAY 31
                                                           ----------------------------------
                                                             2001         2000        1999
                  DOLLARS IN THOUSANDS                     ---------    --------    ---------
OPERATING ACTIVITIES:
  Net earnings...........................................  $  35,565    $ 94,151    $  54,912
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.......................     70,582      70,997       78,490
     Restructuring expense...............................      6,474          --           --
     Provision for deferred income taxes.................      9,077     (16,345)     (18,087)
     Loss on investment in Rouge.........................         --       8,553           --
     Equity in undistributed net income of unconsolidated
       affiliates........................................    (10,119)     13,262      (10,848)
     Minority interest in net income (loss) of
       consolidated subsidiaries.........................      1,464       2,699       (2,664)
     Net loss on sale of assets..........................         84          --       29,237
     Cumulative effect of accounting change..............         --          --       12,292
     Changes in assets and liabilities:
       Accounts receivable...............................    132,497     (17,413)     (27,078)
       Inventories.......................................     63,886     (29,106)      (4,980)
       Prepaid expenses and other current assets.........      4,314       1,264       (2,965)
       Other assets......................................       (449)    (15,957)        (366)
       Accounts payable and accrued expenses.............     14,804      30,631         (665)
       Other liabilities.................................     (6,725)     (3,826)      (3,554)
                                                           ---------    --------    ---------
          Net Cash Provided By Operating Activities......    321,454     138,910      103,724
INVESTING ACTIVITIES:
  Investment in property, plant and equipment, net.......    (62,900)    (71,541)    (107,759)
  Acquisitions, net of cash acquired.....................     (2,043)     (1,108)     (34,054)
  Proceeds from sale of assets...........................      1,030       2,672      198,995
                                                           ---------    --------    ---------
          Net Cash Provided (Used) By Investing
            Activities...................................    (63,913)    (69,977)      57,182
FINANCING ACTIVITIES:
  Proceeds from (payments on) short-term borrowings......   (146,401)     37,917      (14,491)
  Proceeds from long-term debt...........................      2,064          --          390
  Principal payments on long-term debt...................    (50,643)     (5,597)      (4,983)
  Proceeds from issuance of common shares................         --       4,018        1,349
  Proceeds from (payments to) minority interest..........     (4,677)      3,790        7,497
  Repurchase of common shares............................     (3,406)    (63,003)     (94,432)
  Dividends paid.........................................    (54,822)    (53,161)     (52,383)
                                                           ---------    --------    ---------
          Net Cash Used By Financing Activities..........   (257,885)    (76,036)    (157,053)
                                                           ---------    --------    ---------
  Increase (decrease) in cash and cash equivalents.......       (344)     (7,103)       3,853
  Cash and cash equivalents at beginning of year.........        538       7,641        3,788
                                                           ---------    --------    ---------
          Cash and Cash Equivalents at End of Year.......  $     194    $    538    $   7,641
                                                           =========    ========    =========

                See notes to consolidated financial statements.

                 WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Worthington Industries, Inc. and subsidiaries (the "Company"). Spartan Steel Coating, L.L.C. (owned 52%), Worthington S.A. (owned 52%), Worthington Tank, Ltda. (owned 65%), and Worthington Gastec, a.s. (owned 51%) are fully consolidated with the equity owned by the respective partners shown as minority interest on the balance sheet and their portion of net income or loss included in miscellaneous income or expense. Investments in unconsolidated affiliates are accounted for using the equity method. Significant intercompany accounts and transactions are eliminated. Certain reclassifications were made to prior year amounts to conform to the 2001 presentation.

     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for steel coils and the first-in, first-out method for all other inventories.

     Derivative Financial Instruments: The Company does not engage in currency or commodity speculation and generally enters into forward contracts and swaps only to hedge specific foreign currency or commodity transactions. Gains or losses from these contracts offset gains or losses of the assets, liabilities or transactions being hedged. The amount of these contracts outstanding and the adjustments marked-to-market are not material.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company is required to adopt in fiscal 2002. The Statement requires derivatives to be carried on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The adoption of this Statement will not have a material impact on the Company's results of operations or financial position.

     Fair Value of Financial Instruments: The non-derivative financial instruments included in the carrying amounts of cash and cash equivalents, receivables, other assets and payables approximate fair values. The fair value of long-term debt based upon quoted market prices was $280,543,000 and $335,420,000 at May 31, 2001 and 2000, respectively.

     Risks and Uncertainties: The Company, including unconsolidated affiliates, operates 59 production facilities in 22 states and 11 countries. The Company's largest markets are the automotive and automotive supply markets which comprise approximately one-third of the Company's sales. Foreign operations and exports represent less than 10% of the Company's production and sales. Approximately 19% of the Company's labor force is covered by collective bargaining agreements. All significant labor contracts expire over one year from May 31, 2001. The concentration of credit risks from financial instruments related to the markets served by the Company is not expected to have a material adverse effect on the Company's consolidated financial position, cash flow or future results of operations.

     Intangible Assets: Intangible assets primarily include goodwill, which is being amortized on the straight-line method generally over 40 years. Intangible assets were $80,377,000 at May 31, 2001 and $80,213,000 at May 31, 2000 net of
accumulated amortization of $9,678,000 and $7,841,000, respectively. Amortization expense was $4,196,000 in fiscal 2001, $4,150,000 in fiscal 2000 and $2,996,000 in fiscal 1999. The Company's policy is to periodically review its intangible assets based upon the evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the assets. An impairment loss would be recorded in the period such determination is made based on the fair value of the related businesses.

     Property and Depreciation: Property, plant and equipment are carried at cost and depreciated using the straight-line and units-of-production methods. Depreciation expense was $66,386,000 in fiscal 2001, $66,847,000 in fiscal 2000 and $75,494,000 in fiscal 1999. Accelerated depreciation methods are used for income tax purposes.

     Capitalized Interest: Interest is capitalized in connection with construction of qualified assets. Under this policy, the Company capitalized interest of $1,905,000 in fiscal 2001, $750,000 in fiscal 2000 and $3,972,000 in fiscal 1999.

     Stock-Based Compensation: The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation. See Note F for pro forma disclosures required by SFAS No. 123 and for additional information on the Company's stock options.

     Revenue Recognition: The Company generally recognizes revenue upon the transfer of title. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition, which the Company adopted the beginning of the fourth quarter of fiscal 2001. Adoption of the Bulletin did not have a significant effect on the Company's results of operations or financial position.

     Advertising Expense: The Company expenses advertising costs as incurred. Advertising expense was $2,314,000, $2,059,000 and $1,413,000 for fiscal 2001, fiscal 2000 and fiscal 1999, respectively.

     Environmental Costs: Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and clean-up are charged to expense.

     Statements of Cash Flows: Supplemental cash flow information for the years ended May 31 is as follows:

                                                        2001       2000       1999
                    IN THOUSANDS                       -------    -------    -------
Interest paid........................................  $34,887    $41,634    $45,251
Income taxes paid, net of refunds....................   42,069     22,821     52,459

     Loss on Investment in Rouge: During March 1997, the Company issued $92,994,000 of three-year notes exchangeable into Class A Common Stock of Rouge (the "DECS"). On March 1, 2000, the Company retired the DECS notes in exchange for the Rouge shares held by the Company. Prior to the exchange, the Company's investment in Rouge Industries, Inc. ("Rouge") was classified as an "available-for-sale" security with adjustments to market value being recorded, net of tax, to shareholders' equity. While it was outstanding, the DECS liability fluctuated in proportion to the market value of the Rouge shares. Because it was the Company's intention to settle the DECS using the Rouge shares, a net of tax adjustment to shareholder's equity was made for the net change both in stock value and the carrying amount of the DECS liability while it was outstanding. The previously unrealized loss on the investment in Rouge was realized when the Company exchanged the Rouge shares for the DECS, resulting in an $8,553,000 pre-tax loss in fiscal 2000.

     Deferred Start-up Costs: In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Reporting on the Costs of Start-Up Activities, which requires that costs related to start-up activities be expensed as incurred. Prior to 1999, the Company capitalized the cost of starting up new plants and facilities. The Company adopted the provisions of SOP 98-5 in its financial statements for fiscal 1999. The effect of the adoption of SOP 98-5 was to record a charge for the cumulative effect of an accounting change of $7,836,000, net of taxes of $4,456,000, to expense costs that had been capitalized prior to 1999. The impact of the change on earnings from continuing operations for fiscal 1999 was immaterial.

     Recently Issued Accounting Standards: In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for any business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed for impairment. Separable intangible assets with a definite life will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective June 1, 2001. The adoption of this Statement will not have a material effect on our results of operations. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets. The impact of these impairment tests has not yet been determined.

NOTE B -- SHAREHOLDERS' EQUITY

     Preferred Shares: The Company's Articles of Incorporation contemplate two classes of preferred shares and their relative voting rights. The Board of Directors is empowered to determine the issue prices, dividend rates, amounts payable upon liquidation, and other terms of the preferred shares when issued.

     Reincorporation to Ohio: On October 13, 1998, Worthington Industries, Inc., a Delaware corporation ("Worthington Delaware") was merged with and into the Company, an Ohio corporation and a wholly-owned subsidiary of Worthington Delaware. Each share of common stock, par value $.01 per share, of Worthington Delaware was converted into one common share, without par value, of the Company.

     Comprehensive Income: The components of other comprehensive income (loss) and related tax effects for the years ended May 31 were as follows:

                                                          2001       2000      1999
                     IN THOUSANDS                        -------    -------    -----
Other comprehensive income (loss):
  Unrealized gain on investment, net of tax of $0,
     $(3,024) and $0 in 2001, 2000 and 1999............  $     1    $ 5,616    $  --
  Foreign currency translation, net of tax of $1,195,
     $1,582 and $57 in 2001, 2000 and 1999.............   (2,219)    (2,938)    (109)
                                                         -------    -------    -----
  Other comprehensive income (loss)....................  $(2,218)   $ 2,678    $(109)
                                                         =======    =======    =====

     The components of cumulative other comprehensive loss, net of tax at May 31 were as follows:

                                                               2001       2000
                        IN THOUSANDS                          -------    -------
Unrealized gain (loss) on investment........................  $    54    $    53
Foreign currency translation................................   (8,078)    (5,859)
                                                              -------    -------
Cumulative other comprehensive loss.........................  $(8,024)   $(5,806)
                                                              =======    =======

NOTE C -- DEBT

     Debt at May 31 is summarized as follows:

                                                                2001        2000
                        IN THOUSANDS                          --------    --------
Short-term unsecured notes payable..........................  $ 13,794    $160,194
Revolver -- unsecured.......................................        --          --
7.125% unsecured senior notes due May 15, 2006..............   158,500     200,000
6.700% unsecured senior notes due December 1, 2009..........   145,000     150,000
Other.......................................................     7,456      14,878
                                                              --------    --------
     Total debt.............................................   324,750     525,072
Less current maturities and short-term notes payable........    15,542     162,882
                                                              --------    --------
     Total long-term debt...................................  $309,208    $362,190
                                                              ========    ========

     The short-term unsecured notes payable represent borrowings under uncommitted bank lines of credit. The weighted average interest rate for these short-term notes was 6.69% and 5.82% for fiscal 2001 and 2000, respectively. In addition, the Company maintains a $190,000,000 unsecured revolving credit facility maturing May 30, 2003. The Company pays a commitment fee on the unused credit amount. Interest rates are determined at the time of borrowing based upon alternatives specified in the credit agreement. To remain in compliance with the credit agreement, the Company must maintain net worth of not less than $450,000,000 and a ratio of debt to total capitalization, as defined, of less than 50%. At May 31, 2001, this ratio was 33.9%.

     During May 2001, the Company entered into open-market transactions to repurchase portions of the 7.125% Notes due 2006 and the 6.700% Notes due 2009. The total amounts repurchased through May 31, 2001 were $41,500,000 and $5,000,000, respectively.

     The Company's "Other" debt includes an industrial development revenue bond with an interest rate of 2.00% and debt from foreign operations with a weighted average interest rate of 4.41%. During fiscal 2001, the Company prepaid $7,305,000 of floating rate notes due 2011. In conjunction with the prepayment, the Company terminated certain interest rate swap agreements that effectively converted the interest rate on the floating rate notes to a 5.91% fixed rate. The Company recorded a $392,000 loss on the termination of the interest rate swap agreements.

     Principal payments due on long-term debt in the next five fiscal years are as follows: 2002 -- $1,748,000; 2003 -- $1,199,000; 2004 -- $1,281,000;
2005 -- $1,241,000; 2006 -- $159,682,000; and thereafter -- $145,805,000.

     The Company guaranteed obligations totaling $2,349,000 at May 31, 2001, with varying maturities. The Company believes the guarantees will not significantly affect its consolidated financial position or future results of operations.

NOTE D  -- INCOME TAXES

     Income taxes for the years ended May 31 were as follows:

                                                       2001        2000       1999
                    IN THOUSANDS                      -------    --------    -------
Current:
  Federal...........................................  $ 6,740    $ 66,070    $33,665
  State and local...................................    1,126       4,078      3,808
  Foreign...........................................    3,500       2,688      3,938
Deferred:
  Federal...........................................    8,998     (16,514)     7,891
  State.............................................       79         169       (184)
                                                      -------    --------    -------
                                                       20,443      56,491     49,118
Discontinued Operations.............................       --          --     (4,481)
                                                      -------    --------    -------
                                                      $20,443    $ 56,491    $44,637
                                                      =======    ========    =======

     Under SFAS No. 109, Accounting for Income Taxes, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The components of the Company's deferred tax assets and liabilities as of May 31 are as follows:

                                                                2001        2000
                        IN THOUSANDS                          --------    --------
Deferred tax assets:
  Allowance for doubtful accounts...........................  $  4,078    $  2,094
  Inventory.................................................     4,551       1,913
  Accrued expenses..........................................     8,337       5,172
  Income taxes..............................................     4,094       4,122
  Other.....................................................       347         413
                                                              --------    --------
                                                                21,407      13,714
Deferred tax liabilities:
  Property, plant and equipment.............................   129,688     115,529
  Undistributed earnings of unconsolidated affiliates.......    13,512      11,830
  Other.....................................................    (2,226)     (1,417)
                                                              --------    --------
                                                               140,974     125,942
                                                              --------    --------
  Net deferred tax liability................................  $119,567    $112,228
                                                              ========    ========

     The reasons for the difference between the effective income tax rate and the statutory federal income tax rate were as follows:

                                                              2001    2000    1999
                                                              ----    ----    ----
Federal statutory rate......................................  35.0%   35.0%   35.0%
State and local income taxes, net of federal tax benefit....   1.4     1.8     1.9
Foreign and other...........................................   0.1     0.7     0.1
                                                              ----    ----    ----
Effective tax rate..........................................  36.5%   37.5%   37.0%
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

     A summary of the components of net periodic pension cost for the defined benefit plans in fiscal 2001, fiscal 2000 and fiscal 1999, and the contributions charged to pension expense for the defined contribution plans follows:

                                                          2001       2000       1999
                     IN THOUSANDS                        -------    -------    -------
Defined benefit plans:
  Service cost (benefits earned during the period).....  $   922    $   827    $ 1,214
  Interest cost on projected benefit obligation........    1,242      1,051      1,236
  Actual (return) loss on plan assets..................    1,092     (1,109)    (2,050)
  Net amortization and deferral........................   (2,135)       177      1,587
                                                         -------    -------    -------
  Net pension cost on defined benefit plans............    1,121        946      1,987
Defined contribution plans.............................    5,676      6,418      6,247
                                                         -------    -------    -------
          Total pension expense -- Continuing
            Operations.................................    6,797      7,364      8,234
Discontinued Operations................................       --         --     (1,048)
                                                         -------    -------    -------
          Total pension expense........................  $ 6,797    $ 7,364    $ 7,186
                                                         =======    =======    =======

     Pension expense was calculated assuming a weighted average discount rate of between 7.00% and 7.75% with a weighted average expected long-term rate of return of between 7.75% and 9.00%. Plan assets consist principally of listed equity securities and fixed income instruments. The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets for defined benefit pension plans at May 31:

                                                               2001       2000
                        IN THOUSANDS                          -------    -------
Change in Benefit Obligation
  Benefit obligation -- beginning of year...................  $14,891    $14,520
  Service cost..............................................      922        827
  Interest cost.............................................    1,242      1,069
  Amendments................................................    1,108         --
  Actuarial (gain) loss.....................................      114       (706)
  Benefits paid.............................................     (672)      (819)
                                                              -------    -------
  Benefit obligation -- end of year.........................   17,605     14,891
                                                              -------    -------
Change in Plan Assets
  Fair value of plan assets -- beginning of year............   14,767     13,932
  Actual return (loss) on plan assets.......................   (1,092)       796
  Employer contributions....................................    1,425        781
  Benefits paid.............................................     (580)      (742)
                                                              -------    -------
  Fair value of plan assets -- end of year..................   14,520     14,767
                                                              -------    -------

Funded Status...............................................   (3,085)      (124)

Unrecognized Net Actuarial Loss.............................   (1,385)    (3,928)
Unrecognized Prior Service Cost.............................    1,369      2,967
                                                              -------    -------
Accrued Benefit Cost........................................  $(3,101)   $(1,085)
                                                              =======    =======
Plans With Benefit Obligations in Excess of Fair Value of
  Plan Assets:
  Projected Benefit Obligation..............................  $16,816    $14,073
  Fair Value of Plan Assets.................................   13,469     13,563
                                                              -------    -------
  Funded Status.............................................  $(3,347)   $  (510)
                                                              =======    =======

NOTE F -- STOCK OPTIONS

     Under its employee and non-employee director stock option plans, the Company may grant incentive stock options to purchase common shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation and Stock Option Committee. Generally, options vest and become exercisable at the rate of 20% per year beginning one year from date of grant and expire ten years thereafter. The following table summarizes the option plans' activities for the years ended May 31:

                                                   2001                 2000                 1999
                                            ------------------   ------------------   ------------------
                                                      WEIGHTED             WEIGHTED             WEIGHTED
                                                      AVERAGE              AVERAGE              AVERAGE
                                            OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
      IN THOUSANDS, EXCEPT PER SHARE        -------   --------   -------   --------   -------   --------
Outstanding -- beginning of year..........   4,336     $14.90     3,907     $15.04     2,440     $17.39
Granted...................................   1,851       9.30     1,006      12.75     2,153      13.00
Exercised.................................      --         --      (358)      9.25      (140)      9.31
Forfeited.................................    (348)     15.77      (219)     17.29      (546)     18.90
                                             -----                -----                -----
Outstanding -- end of year................   5,839      13.07     4,336      14.90     3,907      15.04
                                             =====                =====                =====
Exercisable at end of year................   2,005      16.34     1,474      17.68     1,227      16.52
                                             =====                =====                =====

     The following table summarizes information for options outstanding and exercisable at May 31, 2001:

                                                  OUTSTANDING                          EXERCISABLE
                                   ------------------------------------------    -----------------------
                                               WEIGHTED      WEIGHTED AVERAGE                WEIGHTED
                                               AVERAGE          REMAINING                    AVERAGE
                                   NUMBER   EXERCISE PRICE   CONTRACTUAL LIFE    NUMBER   EXERCISE PRICE
 IN THOUSANDS, EXCEPT PER SHARE    ------   --------------   ----------------    ------   --------------
Exercise prices between
  $9.00 and $13.00...............  4,487        $11.33             8.7             943        $12.84
  $14.38 and $21.38..............  1,352         18.87             5.0           1,062         19.44

     Under APB 25, the Company does not recognize compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

     Pro Forma Information: Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by that statement. The weighted average fair value of options granted in fiscal 2001, 2000 and 1999 was $2.27, $2.84 and $2.19, respectively, based on the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                              2001     2000     1999
                     Assumptions used:                        -----    -----    -----
  Dividend yield............................................   6.38%    4.25%    4.25%
  Expected volatility.......................................  23.00%   23.00%   23.00%
  Risk-free interest rate...................................   3.61%    5.96%    4.79%
  Expected lives (years)....................................      5        5        5

     Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been as presented in the following table:

                                                         2001       2000       1999
            IN THOUSANDS, EXCEPT PER SHARE              -------    -------    -------
Pro forma net earnings................................  $34,199    $92,708    $53,830
Pro forma earnings per share (basic)..................     0.40       1.05       0.58
Pro forma earnings per share (diluted)................     0.40       1.05       0.58

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the above weighted average assumptions used for grants. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

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

     To secure access to facilities used to regenerate acid used in certain steel processing locations, the Company has entered into unconditional purchase obligations with a third party which require the Company to deliver certain quantities of acid for processing annually through the year 2019. In addition, the Company is required to pay for freight and utilities used in processing its acid. The aggregate amount of required payments at May 31, 2001 is as follows (in thousands):

2002.............................................    $ 4,395
2003.............................................      4,395
2004.............................................      4,395
2005.............................................      4,395
2006.............................................      4,395
Thereafter.......................................     57,140
                                                     -------
Total............................................    $79,115
                                                     =======

     The Company may not terminate the unconditional purchase obligations without assuming or otherwise repaying certain debt of the supplier, based on the fair market value of the facility. At May 31, 2001, $34,235,000 of such debt was outstanding.

NOTE H -- INDUSTRY SEGMENT DATA

     The Company's continuing operations include three reportable segments (Processed Steel Products, Metal Framing and Pressure Cylinders). Factors used to identify these segments include the products and services provided by each segment as well as the management reporting structure used by the Company. A discussion of each segment is outlined below.

     Processed Steel Products: This segment consists of two business units, The Worthington Steel Company ("Worthington Steel") and The Gerstenslager Company ("Gerstenslager"). Both are intermediate processors of flat-rolled steel. This segment's processing capabilities include blanking, cold-rolling, dry lubricating, configured blanking, cutting-to-length, edging, hot-dipped galvanizing, hydrogen annealing, nickel plating, painting, pickling, slitting, stamping, tension leveling and zinc/nickel coating. Worthington Steel sells to customers principally in the automotive, lawn and garden, construction, hardware, furniture, office equipment, electrical control, leisure and recreation, appliance, farm implement, HVAC and aerospace markets. Gerstenslager supplies automotive aftermarket body panels within the United States primarily to domestic and transplant automotive and heavy duty truck manufacturers.

     Metal Framing: This segment consists of one business unit, Dietrich Industries, Inc. ("Dietrich"), which produces metal framing products for the commercial and residential construction markets in the United States. Dietrich's customers primarily consist of wholesale distributors and commercial and residential building contractors.

     Pressure Cylinders: This segment consists of one business unit, Worthington Cylinder Corporation ("Worthington Cylinders"). Worthington Cylinders produces a complete line of pressure cylinder vessels, including liquefied petroleum gas ("LPG") cylinders, refrigerant cylinders and industrial/specialty gas cylinders. LPG cylinders are used for gas barbecue grills, camping equipment, residential heating systems, industrial forklifts, and commercial/residential cooking (outside North America). Refrigerant cylinders are used to hold refrigerant gases for commercial and residential air conditioning and refrigeration systems and for automotive air conditioning systems. Industrial/specialty gas cylinders are used as containers for gases for the following: cutting and welding metals; breathing (medical, diving and firefighting); semiconductor production; beverage delivery; and compressed natural gas systems. Worthington Cylinders also produces recycle and recovery tanks for refrigerant gases and non-refillable cylinders for helium balloon kits.

     The accounting policies of the operating segments are described in Note A. The Company evaluates segment performance based on operating income. Inter-segment sales are not material.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" category includes corporate related items, results of immaterial operations, and income and expense not allocated to the reportable segments. See Note M for results of the discontinued operations' segments.

                                                       2001        2000        1999
                    IN MILLIONS                      --------    --------    --------
NET SALES
Processed Steel Products...........................  $1,184.9    $1,287.9    $1,114.9
Metal Framing......................................     346.0       350.6       337.2
Pressure Cylinders.................................     289.1       318.8       305.8
Other..............................................       6.1         5.3         5.2
                                                     --------    --------    --------
Continuing Operations..............................  $1,826.1    $1,962.6    $1,763.1
                                                     ========    ========    ========
OPERATING INCOME
Processed Steel Products...........................  $   29.3    $   96.8    $   82.6
Metal Framing......................................      23.7        43.2        25.4
Pressure Cylinders.................................      19.3        34.2        36.7
Other..............................................      (7.1)       (4.7)        1.5
                                                     --------    --------    --------
Continuing Operations..............................  $   65.2    $  169.5    $  146.2
                                                     ========    ========    ========
DEPRECIATION AND AMORTIZATION
Processed Steel Products...........................  $   46.2    $   48.0    $   43.2
Metal Framing......................................      10.6         9.4         8.6
Pressure Cylinders.................................      10.1        10.4         9.4
Other..............................................       3.7         3.2         2.9
                                                     --------    --------    --------
Continuing Operations..............................  $   70.6    $   71.0    $   64.1
                                                     ========    ========    ========
TOTAL ASSETS
Processed Steel Products...........................  $  908.1    $1,049.6    $1,000.0
Metal Framing......................................     239.9       256.5       250.7
Pressure Cylinders.................................     178.9       215.9       223.9
Other..............................................     149.0       151.9       212.4
                                                     --------    --------    --------
Continuing Operations..............................  $1,475.9    $1,673.9    $1,687.0
                                                     ========    ========    ========
CAPITAL EXPENDITURES
Processed Steel Products...........................  $   31.0    $   31.2    $   79.0
Metal Framing......................................      15.1        11.0         7.8
Pressure Cylinders.................................       9.8        12.4         8.0
Other..............................................       7.0        16.9         3.6
                                                     --------    --------    --------
Continuing Operations..............................  $   62.9    $   71.5    $   98.4
                                                     ========    ========    ========

NOTE I -- RELATED PARTY TRANSACTIONS

     The Company purchases from and sells to affiliated companies certain raw materials and services at prevailing market prices. Sales to affiliated companies for fiscal 2001, 2000 and 1999 totaled $36,063,000, $31,359,000 and
$33,325,000, respectively. Accounts receivable related to these transactions were $3,671,000 and $1,304,000 at May 31, 2001 and 2000, respectively. Accounts payable to related parties were $23,427,000 and $19,212,000 at May 31, 2001 and 2000, respectively.

NOTE J -- INVESTMENT IN UNCONSOLIDATED AFFILIATES

     The Company's investments in affiliated companies which are not "majority-owned" and controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Worthington Armstrong Venture (50%), TWB Company, L.L.C. (33%), Acerex S.A. de C.V. (50%) and Worthington Specialty Processing (50%).

     The Company received dividends from unconsolidated affiliates totaling $15,082,000 and $40,094,000 in 2001 and 2000, respectively.

     Financial information for affiliated companies accounted for by the equity method as of and for the years ended May 31 is as follows:

                                                      2001        2000        1999
                   IN THOUSANDS                     --------    --------    --------
Current assets....................................  $125,938    $120,619    $107,461
Noncurrent assets.................................   124,263     129,699     130,822
Current liabilities...............................    54,772      55,220      41,697
Noncurrent liabilities............................    66,165      85,568      57,350
Net sales.........................................   416,532     377,630     324,306
Gross margin......................................    84,825      89,931      87,365
Net income........................................    51,335      55,921      51,448

     The Company's share of undistributed earnings of unconsolidated affiliates included in consolidated retained earnings was $18,286,000 at May 31, 2001.

NOTE K -- ACQUISITIONS

     The Company acquired a 51% majority interest in Gastec spol. s.r.o. ("Worthington Gastec") in February 1999 and purchased the cylinder manufacturing assets of Metalurgica Progresso de Vale de Cambra, Lda. ("Worthington Portugal") in May 1999. Worthington Gastec, based in Hustopece, Czech Republic, and Worthington Portugal, based in Vale de Cambra, Portugal, produce small- and medium-sized low-pressure gas cylinders used in heating and industrial applications. The Worthington Gastec and Worthington Portugal acquisitions were business combinations accounted for as purchases. The results of operations for these acquisitions are included in the financial statements of the Company since the respective dates of acquisition. Goodwill in the amount of $1,146,000 relating to Worthington Gastec and $3,158,000 relating to Worthington Portugal resulting from these purchases was amortized using the straight-line method over 40 years.

     During June 1998, the Company acquired the stock of Jos. Heiser vormals J. Winter's Sohn, GmbH ("Worthington Heiser") for $26,718,000 (net of cash acquired) plus $7,327,000 of debt assumed in a business combination accounted for as a purchase. Based in Kienberg, Austria, Worthington Heiser produces high-pressure industrial gas cylinders. The results of operations for Worthington Heiser are included in the financial statements of the Company since the date of acquisition. Goodwill in the amount of $12,872,000 resulting from the purchase was amortized using the straight-line method over 40 years.

     Pro forma results including the acquired companies since the beginning of the earliest period presented would not be materially different than actual results.

NOTE L -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                                        YEAR ENDED MAY 31
                                            -----------------------------------------
                                               2001           2000           1999
  DOLLARS IN THOUSANDS, EXCEPT PER SHARE    -----------    -----------    -----------
Numerator (Basic & Diluted):
  Earnings from Continuing Operations --
     income available to common
     shareholders.........................  $    35,565    $    94,151    $    83,633
Denominator:
  Denominator for basic earnings per
     share -- weighted average shares.....   85,590,089     88,410,804     93,015,707
  Effect of dilutive
     securities -- employee stock
     options..............................       33,288        187,009         90,347
                                            -----------    -----------    -----------
Denominator for diluted earnings per
  share -- adjusted weighted average
  shares..................................   85,623,377     88,597,813     93,106,054
                                            ===========    ===========    ===========
Basic earnings from continuing operations
  per share...............................  $      0.42    $      1.06    $      0.90
Diluted earnings from continuing
  operations per share....................         0.42           1.06           0.90

     Stock options of 4,143,873, 1,559,315 and 2,876,429 for fiscal 2001, fiscal
2000 and fiscal 1999 have been excluded from the computation of diluted earnings per share because the effect would have been antidilutive for those periods.

NOTE M -- DISCONTINUED OPERATIONS

     As a result of a fiscal 1998 strategic review, the Company adopted a plan and subsequently sold its Custom Products and Cast Products segments consisting of subsidiaries Worthington Custom Plastics, Inc., Worthington Precision Metals, Inc. and Buckeye Steel Castings Company. Accordingly, the Company has reported the results of these entities as discontinued operations.

     The Company completed the sale of the components of its Custom Products and Cast Products segments for aggregate proceeds of approximately $139,000,000 and $85,000,000, respectively, in fiscal 1999. The aggregate proceeds included $30,000,000 in preferred stock and notes receivable issued by the acquirers, the ultimate realization of which is dependent on the financial performance of the acquirers. The Company periodically monitors its credit risk exposure for evaluation of impairment indicators and potential write-down in value of its investment in the preferred stock and notes receivable.

     At May 31, 1999, all components of discontinued operations were disposed. Summarized results of discontinued operations and other information for fiscal 1999 follow:

                                                      CUSTOM       CAST
                                                     PRODUCTS    PRODUCTS     TOTAL
                   IN THOUSANDS                      --------    --------    --------
Net Sales..........................................  $275,996    $95,593     $371,589
Earnings (Loss) Before Income Taxes................    (6,515)    12,192        5,677
Income Taxes (Benefit).............................    (2,241)     4,207        1,966
                                                     --------    -------     --------
Net Earnings (Loss) from Operations................    (4,274)     7,985        3,711
Gain (Loss) on Sales...............................   (59,960)    28,917      (31,043)
Income Taxes (Benefit).............................   (21,281)    14,834       (6,447)
                                                     --------    -------     --------
Net Gain (Loss) on Sales...........................   (38,679)    14,083      (24,596)
                                                     --------    -------     --------
Net Income (Loss) from Discontinued Operations.....  $(42,953)   $22,068     $(20,885)
                                                     ========    =======     ========
Depreciation and Amortization Expense..............  $ 10,915    $ 3,488     $ 14,403
Capital Expenditures...............................     3,572      5,783        9,355

NOTE N -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended May 31:

                                                               THREE MONTHS ENDED
                                                  --------------------------------------------
                                                   AUGUST     NOVEMBER    FEBRUARY      MAY
         IN THOUSANDS, EXCEPT PER SHARE           --------    --------    --------    --------
2001
Net sales.......................................  $484,224    $457,369    $418,717    $465,790
Gross margin....................................    63,878      56,621      53,583      70,840
Net Earnings....................................    12,477       6,880       1,778      14,430
Earnings per share (Diluted)....................  $   0.15    $   0.08    $   0.02    $   0.17
2000
Net sales.......................................  $462,911    $473,331    $486,535    $539,829
Gross margin....................................    83,175      85,042      79,641      85,293
Net Earnings....................................    24,258      24,726      23,212      21,955
Earnings per share (Diluted)....................  $   0.27    $   0.28    $   0.26    $   0.25

     Results for the quarter ended February 28, 2001 include a pre-tax restructuring expense of $6,474,000 ($0.04 per share, net of tax). Results for the quarter ended May 31, 2000 include a pre-tax loss of $8,553,000 ($0.06 per share, net of tax) relating to the Company's investment in the common stock of Rouge.

NOTE O -- OPERATING LEASES

     The Company leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under non-cancelable operating leases was $4,969,000 in fiscal 2001, $3,210,000 in fiscal 2000 and $2,534,000 in fiscal 1999. Future minimum lease payments under these agreements at May 31, 2001 are as follows (in thousands):

2002................................................    $ 3,766
2003................................................      3,261
2004................................................      2,739
2005................................................      2,107
2006................................................        826
Thereafter..........................................      2,441
                                                        -------
Total...............................................    $15,140
                                                        =======

NOTE P -- SALE OF ACCOUNTS RECEIVABLE

     On November 30, 2000, the Company and certain of its subsidiaries entered into a $120,000,000 revolving trade receivables securitization facility. In May 2001, this facility was expanded to include other subsidiaries and was increased to $190,000,000. Pursuant to the terms of the facility, these subsidiaries sell their accounts receivable, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary of the Company, Worthington Receivables Corporation ("WRC"). In turn, WRC sells, on a revolving basis, up to $190,000,000 undivided ownership interest in the purchased accounts receivable to independent third parties. The Company continues to service the accounts receivable. No servicing asset or liability has been recognized, as the Company's cost to service the accounts receivable is expected to approximate the servicing income.

     As of May 31, 2001, WRC had sold $110,000,000 of undivided ownership interest in accounts receivable. The proceeds from the sale were reflected as a reduction of accounts receivable on the consolidated balance sheets and as operating cash flows in the consolidated statements of cash flows. The sale proceeds were used to pay down short-term debt.

NOTE Q -- RESTRUCTURING

     On February 1, 2001, the Company announced the shutdown of a portion of its Malvern, Pennsylvania, facility, which is included in the Processed Steel Products segment. Selected assets, including two rolling mills, a cleaning line, a tension leveler, a pickle line and a slitter, were idled. As a result, 160 hourly and salaried positions were to be eliminated, 146 through termination and 14 through retirement and normal attrition. The business affected by the shutdown would be transferred to other Company facilities and the idled assets would be sold.

     During the quarter ended February 28, 2001, the Company recorded a restructuring expense of $6,474,000, comprised of $2,000,000 for severance and employee related costs and $4,474,000 for the write-down of the idled assets to net realizable value. As of May 31, 2001, 110 employees had been terminated, and cash payments totaling $479,000 had been made against the severance reserve. The estimated net realizable value of the equipment being idled of $2,600,000 was reclassified to other current assets as equipment held for sale. The Company anticipates that the termination of employees and the sale of the idled equipment will be completed by the end of the 2001 calendar year.

                              REPORT OF MANAGEMENT

     The management of Worthington Industries, Inc. ("Worthington") is responsible for the preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements and the preparation of other financial information included in this Annual Report to Shareholders. The financial statements have been audited by Ernst & Young LLP, independent auditors.

     The management of Worthington has established and maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of the factors requires estimates and judgments. Management considers the recommendations of the independent certified public accountants concerning Worthington's system of internal control and takes appropriate actions which are cost effective in the circumstances.

     The Board of Directors of Worthington has an Audit Committee of directors who are not members of management. The Audit Committee meets periodically with Worthington's management and independent certified public accountants to review matters relating to financial reporting, auditing and internal control. To ensure auditor independence, the independent certified public accountants have full and free access to the Audit Committee.

                                                /s/  JOHN P. MCCONNELL
                                       -----------------------------------------
                                       John P. McConnell, Chairman & Chief
                                       Executive Officer

                                                 /s/  JOHN T. BALDWIN
                                       -----------------------------------------
                                       John T. Baldwin, Vice President & Chief
                                       Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Worthington Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Industries, Inc. and subsidiaries at May 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                                   /s/ ERNST & YOUNG LLP
                                            ------------------------------------
                                                     Ernst & Young LLP

Columbus, Ohio
June 15, 2001

                               COMPANY LOCATIONS

PROCESSED STEEL PRODUCTS

WORTHINGTON STEEL
Decatur, Alabama
Porter, Indiana
Louisville, Kentucky
Baltimore, Maryland
Jackson & Taylor, Michigan
Columbus, Delta & Monroe, Ohio
Malvern, Pennsylvania
Rock Hill, South Carolina

THE GERSTENSLAGER COMPANY
Clyde, Ohio
Wooster, Ohio

METAL FRAMING

DIETRICH METAL FRAMING
Phoenix, Arizona
Colton & Stockton, California
Denver, Colorado
Miami & Wildwood, Florida
Atlanta, Georgia
Kapolei, Hawaii
Hammond & LaPorte, Indiana
Lenexa, Kansas
Baltimore, Maryland
Lunenburg, Massachusetts
East Brunswick, New Jersey
Hicksville & Warren, Ohio
Hutchins, Texas
Fredericksburg, Virginia
Renton, Washington

PRESSURE CYLINDERS

WORTHINGTON CYLINDER CORPORATION
Citronelle, Alabama
Columbus, Jefferson & Westerville, Ohio
Claremore, Oklahoma
Kienberg, Austria
Tilbury, Ontario, Canada
Vale De Cambra, Portugal

OTHER

WORTHINGTON BEAMALLOY CORPORATION
Dublin, Ohio

WORTHINGTON MACHINE TECHNOLOGY
Columbus, Ohio

WORTHINGTON STEELPAC SYSTEMS
York, Pennsylvania

JOINT VENTURES

ACEREX S.A. DE C.V.
Steel Processing
Monterrey, Mexico

SPARTAN STEEL COATING, L.L.C.
Steel Processing
Monroe, Michigan

TWB COMPANY, L.L.C.
Laser Welded Blanks
Monroe, Michigan
Ramos Arizpe, Mexico

WORTHINGTON ARMSTRONG VENTURE (WAVE)
Suspended Ceilings
Sparrows Point, Maryland
Benton Harbor, Michigan
North Las Vegas, Nevada
Malvern, Pennsylvania
Shanghai, China
Team Valley, United Kingdom
Valenciennes, France
Madrid, Spain

WORTHINGTON GASTEC, A.S.
Pressure Cylinders
Hustopece, Czech Republic

WORTHINGTON S.A.
Pressure Cylinders
Itu, Brazil

WORTHINGTON SPECIALTY PROCESSING (WSP)
Steel Processing
Jackson, Michigan

WORTHINGTON TANK, LTDA.
Pressure Cylinders
Itu, Brazil

                              OFFICERS & DIRECTORS

CORPORATE OFFICERS

John H. McConnell
Chairman Emeritus & Founder
Director, 1955
Member of the Executive Committee

John P. McConnell
Chairman & Chief Executive Officer
Director, 1975
Member of the Executive and
Nominating Committees

John S. Christie
President & Chief Operating Officer
Director, 1999

John T. Baldwin
Vice President & Chief Financial
Officer, 1997

Ralph V. Roberts
Senior Vice President-Marketing,
1973

Virgil L. Winland
Senior Vice President-Manufacturing,
1971

Dale T. Brinkman
Vice President-Administration,
General Counsel & Secretary, 1982

Jonathan B. Dove
Chief Information Officer, 1998

Harry A. Goussetis
Vice President-Human Resources,
1983

Cathy Mayne Lyttle
Vice President-Communications,
1999

Bruce Ruhl
Vice President-Purchasing, 1978

Richard G. Welch
Controller, 1999
SUBSIDIARY OFFICERS

Edward A. Ferkany
President, 1974
The Worthington Steel Company

John G. Lamprinakos
President, 1979
Worthington Cylinder Corporation

Edmund L. Ponko, Jr.
President, 1981
Dietrich Industries, Inc.

Kenneth L. Vagnini
President, 1978
The Gerstenslager Company

OUTSIDE DIRECTORS

John B. Blystone
Chairman, President & CEO
SPX Corporation
Director, 1997
Member of the Executive,
Compensation and Stock Option and
Nominating Committees

William S. Dietrich, II
Chairman, Dietrich Industries, Inc.
Director, 1996

Michael J. Endres
Partner
Stonehenge Financial Holdings, Inc.
Director, 1999
Member of the Executive, Audit and
Compensation and Stock Option
Committees
OUTSIDE DIRECTORS (Cont'd.)

Mary Fackler Schiavo
Professor, The Ohio State University
and Consultant, NBC News
Director, 1998
Member of the Nominating and Audit
Committees

Peter Karmanos, Jr.
Chairman, CEO & Co-Founder
Compuware Corporation
Director, 1997
Member of the Audit and
Compensation and Stock Option
Committees

John R. Kasich
Managing Director
Lehman Brothers
Director, 2001
Member of the Audit Committee

Robert B. McCurry
Retired Senior Advisor to President
Toyota Motor Sales, U.S.A., Inc.
Director, 1972
Member of the Nominating and
Compensation and Stock Option
Committees

Sidney A. Ribeau
President
Bowling Green State University
Director, 2000
Member of the Nominating
Committee

Note: Year listed indicates initial year of affiliation with Worthington
      Industries and its Subsidiaries.